Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey is dated as of August 17, 2012 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2011.

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

•	the impact of adverse developments in the region where Turkey is located.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

i

RECENT DEVELOPMENTS

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 3.2% in the first quarter of 2012 as compared to the same respective quarter of 2011. Turkey’s GDP increased by 8.5% in 2011, as compared to 2010. See “Recent Developments — Key Economic Indicators”.

From January 2, 2012 to August 16, 2012, the Istanbul Stock Exchange National 100 Index increased by 26.6%.

POLITICAL CONDITIONS

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of August 16, 2012:

Political Party	Number of Seats
Justice and Development Party (AKP)	326
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	51
Peace and Democracy Party (BDP)	29
Independents	7
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

KEY ECONOMIC INDICATORS

The following tables set forth increases or decreases in GDP and GDP by economic sector (at constant prices) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	11.9%	9.1%	8.4%	5.2%	8.5%
2012	3.2%

GDP by Economic Sector	2011 Q2	2011 Q3	2011 Q4	2012 Q1
1. Agriculture, hunting and forestry	7.0	15.1	8.4	4.2
2. Fishing	0.2	0.1	0.4	0.3
3. Mining and quarrying	0.7	0.8	0.7	0.6
4. Manufacturing	25.7	21.8	24.2	26.1
5. Electricity, gas and water supply	2.0	1.9	2.5	1.9
6. Construction	6.0	5.5	5.9	5.8
7. Wholesale and retail trade	13.8	12.2	12.8	13.4
8. Hotels and Restaurants	1.4	2.9	1.6	1.3
9. Transport, storage and communication	15.3	14.1	15.0	15.3
10. Financial intermediation	11.0	11.5	13.2	12.2
11. Ownership and dwelling	4.6	4.2	4.5	4.8
12. Real Estate, renting and business activities	3.4	2.7	4.2	4.8
13. Public administration and defense; compulsory social security	2.8	2.7	3.0	3.1
14. Education	1.9	1.6	1.8	2.3
15. Health and social work	1.2	1.1	1.1	1.4
16. Other community, social and personnel service activities	1.4	1.2	1.5	1.6
17. Private household with employed persons	0.1	0.1	0.2	0.2
18. Sectoral Total	98.6	99.7	101.0	99.4
19. Financial intermediation services indirectly measured	7.3	7.9	9.5	8.3
20. Taxes-Subsidies	8.7	8.1	8.5	8.9
21. GDP (In purchasers’ value)	100.0	100.0	100.0	100.0

Source: TURKSTAT

•	For the month of July 2012, CPI decreased by 0.23% and PPI decreased by 0.31% as compared to the previous month.

•

The Republic’s annual CPI and PPI increased by 9.07% and 6.13%, respectively, in July 2012 as compared to the same month of the previous year. The Republic’s CPI and PPI were 10.45% and 13.33%, respectively, in the year 2011.

•	The Central Bank announced the annual inflation target rates for 2013 as 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2012:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2012:

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

•	On August 16, 2012, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.7896 per U.S. dollar, compared to an exchange buying rate of TL1.7714 per U.S. dollar on August 16, 2011.

•	On August 7, 2012, the Government offered an interest rate of 7.52% for its 2-year Government Bond, compared to an interest rate of 9.02% for its 21-month Government Bond on August 2, 2011.

•	The industrial production index increased by 2.7% in June 2012 compared to June 2011 (year on year).

•	The following table indicates unemployment figures for 2012:

2012	Unemployment rate	Number of unemployed
January	10.2%	2,664,000
February	10.4%	2,721,000
March	9.9%	2,615,000
April	9%	2,425,000
May	8.2%	2,272,000

Source: TURKSTAT

•

As of August 8, 2012, the one-week repo auction rate of the Central Bank was 5.75%, the Central Bank overnight borrowing interest rate was 5.00% and the Central Bank overnight lending interest rate was 11.50%. The Central Bank’s Monetary Policy Committee (the “MPC”) noted on July 19, 2012 that recent data confirmed that the rebalancing between domestic and external demand continues as predicted. The MPC noted that domestic demand displayed a modest recovery as expected, while exports continued to grow despite the weakening global outlook. Overall the MPC felt that aggregate demand conditions supported disinflation and the current account balance continued to improve gradually.

TOURISM

•

In June 2012, the number of foreign visitors visiting the Republic increased approximately 2.70% to 3,882,592 as compared to the same month of 2011. According to the balance of payments presentation, tourism revenues increased 3.8% in the second quarter of 2012 compared to the same period in the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In June 2012, the trade balance (according to the balance of payments presentation) posted a deficit of $5.560 billion as compared to a deficit of $9.183 billion in the same period in 2011. In June 2012, total goods imported (c.i.f.)1, including gold imports, decreased by 5.4% to approximately $20,441 billion, as compared to approximately $21,605 billion during the same period of 2011. In June 2012, the import of capital goods, which are used in the production of physical capital, decreased by approximately 30.7% over the same period in 2011; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 3.3% over the same period in 2011 and consumption goods decreased by approximately 20% over the same period of 2011. In June 2012, total goods exported (f.o.b.)2, increased by 16.9% to approximately $13.266 billion, as compared to approximately $11.350 billion during the same period of 2011. In May 2012, the current account produced a deficit of approximately $5.828 billion, as compared to a deficit of approximately $7.836 billion in the same period of 2011. According to the Medium Term Program, the current account deficit was projected to be $71.7 billion in 2011 and $65.4 in 2012. In January – December 2011, the current account deficit was $77.16 billion.

As of July 27, 2012, total gross international reserves of the Central Bank were approximately $99.036 billion (compared to $98.638 billion as of July 29, 2011), gold reserves were approximately $14.712 billion (compared to $5.624 billion as of July 29, 2011) and the Central Bank gross foreign exchange reserves were approximately $84.324 billion (compared to approximately $93.014 billion as of July 29, 2011).

As of August 15, 2012, the Central Bank held approximately TL5.30 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

•

During January-June 2012 period, the central government consolidated budget expenditures were approximately TL168.9 billion and central government consolidated budget revenues were approximately TL162.2 billion, compared to a central government consolidated budget expenditure of approximately TL143.2 billion and a consolidated budget revenue of TL146.1 billion during the same period in 2011.

•

During January-June 2012 period, the central government consolidated budget deficit was approximately TL6,702.5 million, compared to a central government consolidated budget deficit of TL2,855.9 million during the same period in 2011.

•

During January-June 2012 period, the central government consolidated budget primary surplus reached approximately TL19.6 billion, compared to the central government consolidated budget primary surplus of TL25.3 billion during the same period in 2011.

•

In June 2012, the central government consolidated budget expenditures were approximately TL31.1 billion and central government consolidated budget revenues were approximately TL24.8 billion, compared to a central government consolidated budget expenditure of approximately TL23.6 billion and a central government consolidated budget revenue of TL26.7 billion during the same month of 2011.

•

In June 2012, the central government consolidated budget deficit was approximately TL6.3 billion, compared to a central government consolidated budget surplus of TL3.1 billion during the same month of 2011.

•

In June 2012, the central government consolidated budget primary balance produced a deficit of approximately TL4.4 billion, compared to the central government consolidated budget primary surplus of TL4.7 billion during the same month of 2011.

•	The following table sets forth the details of the central government budget for the first six months of 2012 and June 2012.

Central Government Budget (Thousand TL)	January - June 2012 (cumulative)	June 2012
Expenditures	168,880,975	31,073,840
1-Excluding Interest	142,621,465	29,192,437
Personnel	43,824,413	8,329,376
Social Security Contributions	7,321,738	1,359,691
Purchase of Goods and Services	12,346,706	2,390,128
Current Transfers	66,655,069	14,312,451
Capital Expenditures	7,219,873	1,881,494

[1]

c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

[2]

f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

Central Government Budget (Thousand TL)	January - June 2012 (cumulative)	June 2012
Capital Transfers	1,104,881	329,985
Lending	4,148,785	589,312
Contingencies	0	0
2-Interest	26,259,510	1,881,403
Revenues	162,178,445	24,803,503
1-General Budget Revenues	156,127,318	23,875,322
Taxes	131,182,838	20,276,385
Property Income	10,883,697	883,115
Grants and Aids and Special Revenues	1,179,576	445,775
Interest, Shares and Fines	10,236,071	1,821,907
Capital Revenues	1,392,283	388,076
Receivable Collections	1,252,853	60,064
2-Special Budget Institutions	4,353,885	798,257
3-Regularity & Supervisory Institutions	1,697,242	129,924
Budget Balance	-6,702,530	-6,270,337
Primary Balance	19,556,980	-4,388,934

Source: Ministry of Finance

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), Turk Hava Yollari A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Dogalgaz, bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 25, 2012 the Privatization Administration announced the sale of 20% of the shares of Kayseri ve Civari Elektrik T.A.Ş. On April 6, 2012 Yonca Enerji Yatirim Danişmanlik submitted the highest bid at $16,050,000. Currently the approval process of this bid is continuing.

On August 6, 2012, the Privatization Administration announced the tender for the privatization of Akdeniz Elektrik Dağitim A.Ş., Boğaziçi Elektrik Dağitim A.Ş. and Gediz Elektrik Dağitim A.Ş.. Bidding is expected to close on November 6, 2012, November 13, 2012 and November 20, 2012 respectively.

On August 10, 2012, the Privatization Administration announced the tender for the privatization of Hamitabat Elektrik Üretim ve Ticaret A.Ş.. Bidding is expected to close on October 19, 2012.

BANKING SYSTEM

There have not been any bank takeovers during the recent global financial and economic crisis. The most recent takeover occurred on July 3, 2003 and involved Türkiye Imar Bankasi TAŞ. As of August 16, 2012, the SDIF had taken over 25 private banks since 1994.

Turkey has a relatively strong, well capitalized and profitable banking system. The banking system in Turkey had a capital adequacy ratio3 of 16.46% and a relatively low non-performing loan ratio4 of 2.66% as of June 2012. As of August 9, 2012, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 11% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 11%, for FX liabilities up to 3-year maturity (including 3-year) were 9% and for other FX liabilities longer than 3-year maturity were 6%. As of August 9, 2012, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11% depending on maturity. Furthermore, RRRs were 11% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

On August 3, 2012, it was announced that in consideration of operational processes with respect to reserve requirements, certain technical amendments have been made to the Communiqué on Reserve Requirements no. 2005/1. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

announced in the Official Gazette on the calculation date; the US dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%.

DEBT

The Central Government’s total domestic debt stock was approximately TL377.7 billion as of June 2012, compared to approximately TL368.8 billion as of December 2011. In June 2012, the average maturity of Turkey’s domestic borrowing was 20.8 months, compared 26.8 months in June 2011. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 9.1% in June 2012, compared to 9.1% in June 2011.

The total gross outstanding external debt of the Republic was approximately $318.2 billion (at then-current exchange rates) at the end of the first quarter of 2012. The table below summarizes the gross external debt profile of the Republic.

Gross External Debt Profile (Million $)	2011 Q2	2011 Q3	2011 Q4	2012 Q1
GROSS EXTERNAL DEBT	314,683	314,035	306,551	318,247
SHORT TERM	84,353	88,524	83,823	90,242
Public Sector	5,798	7,613	7,013	10,683
Central Bank	1,619	1,409	1,269	1,275
Private Sector	76,936	79,502	75,541	78,284
LONG TERM	230,330	225,512	222,729	228,005
Public Sector	89,482	87,503	87,086	90,228
Central Bank	10,528	9,270	8,430	8,419
Private Sector	130,320	128,738	127,213	129,358

Source: Undersecretariat of Treasury

Since January 1, 2012, the Republic has issued the following external debt:

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	$1 billion of global notes on February 16, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	¥90 billion of Samurai bonds on March 15, 2012 under the Japan Bank for International Cooperation guarantee, which mature on March 15, 2022 and have a 1.470% annual interest rate.

•	$1 billion of global notes on June 26, 2012, which mature on January 14, 2041 and have a 6.000% annual interest rate.

INTERNATIONAL RELATIONS

On June 11, 2012 the United States exempted seven more economies from its Iran-related sanctions, effective as of June 28, 2012. The U.S. State Department said that Turkey, India, Taiwan, South Korea, Malaysia, South African and Sri Lanka had all sufficiently reduced their purchases of Iranian oil to be given a six-month exemption from the sanctions. Turkey was Iran’s fifth largest customer in 2011, buying around 200,000 barrels of oil per day, which amounted to 30% of its total imports. Turkey is expected to make further reductions in its reliance on Iranian oil in the coming months.

DESCRIPTION OF THE REPUBLIC

Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the IMF and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the International Monetary Fund (“IMF”) Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. In 2011, agriculture, industrial sector and services sector accounted for 9.2%, 22.6% and 68.2% of GDP respectively. The average GDP growth rate during the 2007-2011 period was 3.5%. See “Economy-Services,” “Economy-Industry” and “Economy-Agriculture.”

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”) and the Ministry of Development, the population of Turkey was 74,724,269 on December 31, 2011. The annual population growth rate for Turkey in 2011 was 1.3%, compared to an annual growth rate of 1.2%, 1.6%, 1.45% and 1.31% in 2007, 2008, 2009 and 2010, respectively. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to TURKSTAT and the Ministry of Development, in 2011, 76.8% of the population lived in urban areas and 23.2% lived in rural areas. In 2011, the median age of the population in Turkey was 29.7, with a median age of 29.1 for males and 30.3 for females. The median age of the population living in provincial and district centers was 29.5 and the median age of the population living in villages was 30.5. Persons of working age, the age group of 15-64, constituted 67.4% of the total population in 2011.

The largest city in Turkey with a population of about 13.6 million is Istanbul, the country’s commercial center. Its history and heritage has allowed the city to be named the European Capital of Culture in 2010. Ankara, the capital city of Turkey, with a population of about 4.9 million is the second largest city. Izmir, with a population of about 4.0 million, comes in third in terms of population level. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun, Sanliurfa and Van.

In 2011, total employment was 24.110 million, with approximately 25.5% employed in agriculture, 19.5% in industry and 55.0% in services (including construction). See “Economy-Employment and Wages.” The unemployment rate was 9.8% in 2011.

According to the Ministry of Development, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 74.5 years in 2011. The infant mortality rate decreased from 51.5 per thousand for the year 1990 to 12.6 per thousand for the year 2011. According to the Address Based Population Registration System, the adult literacy rate (25 – 64 age group) increased sharply from 80.5% in 1990 to 95.89% in 2011.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. The Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.

The members of the Assembly are elected for four-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Election Law (Law No. 298) provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. On the other hand, a party must have at least 35% of the nationwide vote in order to have a simple majority in the Assembly.

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.

On October 12, 2006, the Assembly approved a new law (Law No. 5550) which set the next general election date as November 4, 2007. On July 22, 2007, an early general election was held in the Republic. The official results of the July 22, 2007 elections were published in the Official Gazette on July 30, 2007 (No. 26598). According to the official results AKP received 46.56% of the votes and was able to secure 341 out of 550 available seats in the Assembly. As a result of the elections, AKP won a simple majority in the Assembly.

On August 6, 2007, President Sezer gave Prime Minister Recep Tayyip Erdogan a mandate to form the cabinet following AKP winning a majority of the Assembly seats in the general elections. On August 9, 2007, AKP’s candidate, Koksal Toptan was elected as the new speaker of the Parliament.

On August 28, 2007, Abdullah Gül was elected the 11th president of the Republic. On August 29, 2007, President Abdullah Gül approved the list of new cabinet members submitted by Prime Minister Recep Tayyip Erdogan. On August 30, 2007, Prime Minister Recep Tayyip Erdogan announced the new cabinet.

The most recent local elections for municipalities were held on March 29, 2009. The Justice and Development Party (“AKP”) received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. CHP received 23.11% of the votes cast for the seats in city councils and won mayoral positions in 13 cities. The Nationalist Action Party (MHP) and the Democratic Society Party (“DTP”) received 16.05% and 5.69% of the votes, respectively.

On December 11, 2009, the Constitutional Court shut down the DTP on charges that it had ties with a terrorist organization and involved in activities aimed at damaging the integrity of the state. The Constitutional Court also banned 37 members of the DTP from politics for five years, including two members of parliaments of DTP. The Constitutional Court’s decision was published in the Official Gazette on December 31, 2009 (No. 27449).

On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing was held on October 20, 2008. On January 21, 2010, an investigation into the alleged conspiracy to overthrow the government began and on July 19, 2010, the 10th Heavy Penal Court of Istanbul agreed to hear a case against 196 people. The first hearing was held on December 16, 2010 and the case is still under review by the 10th Heavy Penal Court of Istanbul.

The AKP won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. CHP and MHP received 25.98% and 13.01% of the votes respectively. The following table sets forth the composition of the Assembly by total number of seats as of August 8, 2012:

Political Party	Number of Seats
Justice and Development Party (AKP)	326
Republican People’s Party (CHP)	135
Nationalist Action Party (MHP)	51
Peace and Democracy Party (BDP)	29
Independents	7
Participatory Democracy Party (KADEP)	1

Source: The Grand National Assembly of Turkey

FOREIGN POLICY

Since its founding, Turkey’s foreign policy has been guided by the principle of “peace at home, peace in the world”. Over the years, the Republic’s foreign policy has developed, always on the basis of this principle and in line with changes in the domestic and international environment.

In this context, Turkey’s strategic location renders its foreign policy choices and efforts particularly important for the world economy and politics. Surrounded by regions that from time to time are unstable, but also hold great potential for global peace and security, Turkey endeavors to generate stability and prosperity in such regions, which reflects the common objectives and aspirations of the international community. Turkey strives to contribute to this goal by extending its network of relationships first, in its own region by reinforcing the principles of cooperation and dialogue as the main conduit of improved interstate relations.

To this end, Turkey has made important strides in improving its bilateral relations with many of its neighbors; promoting regional cooperation and a sense of regional ownership. Turkey has helped resolve conflicts and tensions through peaceful means by serving as a mediator or facilitator between the parties to the conflict; reaching out as far as Africa, Latin America and Asia to build bridges of cooperation and understanding as well as through playing a more active role in international organizations which work to maintain security, promote sustainable development and uphold human rights.

Turkey is committed to pursue an active foreign policy as there continue to be many domestic and international challenges and opportunities, and Turkey hopes that its foreign policy will help ensure that such opportunities prevail over challenges.

INTERNATIONAL ORGANIZATIONS

Since its establishment in 1923, the Republic of Turkey has always attached great importance to multilateral cooperation and thus has played an active role in regional and international organizations. In other words, Turkey’s vision of contributing to peace and stability has not been limited to neighboring regions, but rather Turkey’s actions highlight the importance of political dialogue, increased social, cultural and economic interaction, cultural harmony and tolerance among all nations to avoid tensions and conflicts, and takes great efforts to disseminate these messages to ensure a free, prosperous and secure world for all.

With this understanding, Turkey has become a founding member of the United Nations (UN), the Council of Europe, the European Bank for Reconstruction and Development and the Organization for Security and Cooperation in Europe (OSCE). Turkey is also a member of NATO, the Organization for Economic Cooperation and Development (OECD), the World Trade Organization (WTO), the Organization of the Islamic Cooperation (OIC), Islamic Development Bank, the Black Sea Economic Cooperation Organization (BSEC), the Economic Cooperation Organization (ECO), the Developing 8 (D-8) and the Conference on Interaction and Confidence Building Measures in Asia (CICA). Turkey also has either an “observer” or a “partner” status at various regional organizations, such as the African Union, Arab League, ASEAN, Shanghai Cooperation Organization and Organization of American States. Turkey also participates in the Euromed/Barcelona Process. Furthermore, Turkey belongs to the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (“MIGA”), the Bank for International Settlements (“BIS”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

Turkey is also is an acceding country to the European Union and full membership to the EU remains a strategic goal for Turkey.

EUROPEAN UNION

In 1963, Turkey signed an association agreement (the “Ankara Agreement”) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the association agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership. In late 1989, the EEC declared that Turkey was eligible to become a full member. The EEC further decided to defer granting candidate status due to changes in the EU and Turkey’s economic situation at the time.

In 1995, Turkey and the EU concluded a Customs Union, pursuant to which Turkey and the EU eliminated all customs duties and equivalent charges on imports of industrial goods and processed agricultural products. The EU’s quotas on Turkish textile products were also eliminated. Turkey assumed the obligation to harmonize its tariffs and equivalent charges on the importation of goods from third countries with the EU’s common external tariff (from approximately 15% in 1995 to 4.42% in 2011) and to progressively adapt itself to the EU’s commercial policy and preferential trade arrangements with third countries. Although basic agricultural products were excluded from the initial package, a preferential trade regime for basic agricultural products was adopted as of January 1, 1998. Turkey is also progressively adopting many aspects of the Common Agricultural Policy of the EU and has taken substantial steps to harmonize its legislation relating to competition, consumer protection, intellectual property and standardization of foreign trade with those of the EU.

To adapt itself to the EU’s commercial policy and preferential trade arrangements with other countries, Turkey has signed Free Trade Agreements (“FTAs”) with all of the Central and Eastern European countries (Romania, Hungary, Lithuania, Estonia, the Czech Republic, Slovakia, Bulgaria, Latvia, Slovenia and Poland), Israel, Macedonia, Croatia, Bosnia-Herzegovina, Morocco, The Palestinian National Authority, Tunisia, Syria, Egypt, Albania, Georgia, Montenegro, Serbia, Chile, Jordan and the EFTA States (Norway, Iceland, Switzerland and Liechtenstein). FTA’s with Lebanon and Mauritius are pending ratification. With the EU enlargement in May 2004 and January 2007, Turkey’s free trade agreements with acceding countries have been terminated. The FTA with Syria is on hold.

FTA negotiations are underway with Ecuador, Colombia, the Democratic Republic of Congo, Moldova, Ukraine, Canada (exploratory), Indonesia (exploratory), Vietnam (exploratory), Malaysia, the Gulf Cooperation Council (Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and United Arab Emirates), India, Mauritius, Seychelles, Cameroon, Libya, Mercado Comun del Sur (Argentina, Brazil, Paraguay, Venezuela and Uruguay, collectively MERCOSUR) and Fiji (a member of Pacific Islands Forum).

The FTA with South Korea was signed on August 1, 2012.

In addition, efforts to start negotiations with Mexico, Algeria, SACU (Southern Africa Customs Union: South Africa, Lesotho, Namibia, Botswana, and Swaziland), Peru, CARICOM (The Caribbean Community — Antigua and Barbuda, Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Haiti, Jamaica, Montserrat, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and Grenadines, Surinam, Trinidad and Tobago, and Dominican Republic) (exploratory), ASEAN countries (Thailand, Singapore, Philippines, Brunei, Cambodia, Laos, and Myanmar), Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama), African Countries (Ivory Coast, Ghana, Zimbabwe, Mozambique, EAC (East African States) Tanzania, Kenya, Uganda, Rwanda, Burundi), Angola, Madagascar, and Comoro Islands), Senegal, Mali, Equatorial Guinea, Sudan, Pacific Islands Forum (Australia, Cook Islands, Federated States of Micronesia, Kiribati, Nauru, New Zealand, Niue, Palau, Papua New Guinea, Republic of Marshall Islands, Samoa, Solomon Islands, Tonga, Tuvalu, and Vanuatu) are continuing.

With the completion of the Customs Union, the association between Turkey and the EU, as stipulated by the Ankara Agreement, had entered its final stage. At the European Council held in Helsinki in December 1999,

Turkey was given candidate status. The recognition of Turkey as a candidate country ushered in a new era in Turkey-EU relations. The EU Commission prepared an Accession Partnership for Turkey, which was issued on November 8, 2000, and was formally approved by the Council on March 8, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”) on March 19, 2001. The Accession Partnership has since been revised three times on May 19, 2003, January 23, 2006 and February 18, 2008. Accordingly, Turkey’s National Program was revised in 2003 and 2008. Both the Accession Partnership and the NPAA are revised on a regular basis to take account of the progress that has been made and to allow for new priorities to be set.

In accordance with the Commission’s recommendations in the 2002 Strategy Paper for Turkey and the decision taken at the 2002 Copenhagen European Council, the EU decided to strengthen the accession strategy for Turkey and significantly increase the EU’s pre-accession financial assistance to Turkey. Since 2007, assistance to Turkey has been financed under the budget heading of “Instrument for Pre-Accession Assistance-IPA”. Turkey, along with other candidate and potential candidate countries, became the beneficiary of pre-accession assistance from the IPA. The annual allocation is €497, €538, €566, €653 and €782 million for the years 2007, 2008, 2009, 2010 and 2011.

Since 1999, a comprehensive transformation and reform process in line with the goal of EU accession has been underway. The objectives of full compliance with the EU Copenhagen political criteria and political reforms in the areas of human rights, democracy and the rule of law constitute the backbone of the accession process.

Between February 2002 and July 2004, eight harmonization packages were enacted. In that period, the Constitution of Turkey was amended twice, revising nearly one-third of the articles of the Constitution. The amendments covered a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The Constitutional amendments were followed by legislative and administrative measures to ensure the proper implementation of these amendments. The Constitutional amendments were fortified by the adoption of laws that are fundamentally important for the protection of human rights. These laws include the new Civil Code, the new Penal Code, the new Law on Associations and the new Code of Criminal Procedure. These reforms aim at strengthening democracy, promoting respect for human rights and fundamental freedoms, and consolidating the rule of law and the independence of the judiciary. Furthermore, reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed so as to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.

The Reform Monitoring Group – set up in 2003 and made up of the Minister of Foreign Affairs, the Minister for EU Affairs and Chief Negotiator, the Minister of Justice and the Minister of Interior continues to meet regularly to monitor and direct the political reform process. The 24th meeting of the Reform Monitoring Group was held on December 18, 2011 in Konya.

In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensured transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have yielded tangible results. Because of the banking sector restructuring following the 2001 crisis, Turkey’s financial system has had fewer difficulties emerging from the current global economic crisis. Turkey did, on the other hand, feel the negative effects of the global economic crisis resulting in shrinking exports, declining industrial production and downward pressure on growth. Nevertheless, thanks to the decisive implementation of the reforms, the economy’s resistance to negative externalities has increased, giving Turkey the opportunity to implement measures to minimize the adverse effects of the global economic crisis on domestic growth, to continue the disinflation process and to protect fiscal gains.

In December 2004, following the EU’s decision to start accession negotiations with Turkey, the Government confirmed that it was ready to sign the Additional Protocol extending the 1963 Ankara Agreement to all the members of the EU prior to the actual start of accession negotiations. However, Turkey also placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot Administration by Turkey. The Additional Protocol extending the Ankara Agreement to 16 EU member states was concluded by exchange of letters among Turkey, the Commission and the Council on July 29, 2005. Turkey also issued an official declaration, which constituted an integral part of its letter and signature, to the effect that the signature of the Protocol would not in any form constitute recognition of the “Republic of Cyprus” referred to in the said Protocol. Accordingly, Turkey stated that, pending a comprehensive settlement, its position on Cyprus would remain unchanged and expressed readiness to establish relations with the new partnership State which would emerge following a comprehensive settlement in Cyprus.

The Commission’s framework for accession negotiations, setting out the method and the guiding principles of the negotiations, in line with the December 2004 European Council conclusions was adopted by the EU Council of Ministers on October 3, 2005. The Turkey-EU Intergovernmental Conference met for the first time on October 3, 2005, whereby the accession process was officially initiated. In parallel, eight sub-committees, which were formed in 2000 according to the EU acquis, periodically convene to review the developments that Turkey has achieved in related areas.

So far, 13 chapters have been opened to negotiations. On June 12, 2006, negotiations on Chapter 25 “Science and Research” were opened and provisionally closed by the Turkey-EU Intergovernmental Conference. On March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to one benchmark. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” and “Economic and Monetary Policy” chapters have not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and six benchmarks respectively. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying five and one benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). On December 19, 2008, negotiations on the “Free Movement of Capital” (Chapter 4) and “Information Society and Media” (Chapter 10) were opened. On June 30, 2009, negotiations on the “Taxation” (Chapter 16) were opened, on December 21, 2009, negotiations on the “Environment” (Chapter 27) were opened and on June 30, 2010, negotiations on the “Food Safety, Veterinary, Phytosanitary Policy” (Chapter 12) were opened.

On December 11, 2006, the EU General Affairs and External Relations Council (GAERC) decided that negotiations would not be opened on eight chapters and no chapter would be provisionally closed before Turkey fulfilled its commitments related to the Additional Protocol.

Within the framework of the reform process, the Ninth Harmonization Package was introduced on April 12, 2006. This harmonization package contained pieces of legislation in the fields of transparency, ethics and civil-military relations, as well as for the adoption of international conventions on human rights and fundamental freedoms. These included the UN Convention on Corruption, Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention, and the Revised European Social Charter and the Protocol amending the European Social Charter. Amendments to the following laws were adopted and put into force within the framework of the Ninth Harmonization Package: Law on Private Education Institutions, Law on Settlement and Law on Establishment and Legal Procedures of Military Courts.

Turkey’s “Program for Alignment with the EU Acquis 2007-2013” was announced on April 17, 2007. Along with the relevant public institutions, non-governmental organizations have also participated in the preparations of this program which involved the harmonization of legislation that is expected to be passed between 2007 and 2013, in 33 negotiation chapters of the accession negotiations. The European Commission has welcomed this harmonization program and acknowledged it as a positive step.

Furthermore, the “Third National Program of Turkey for the Adoption of the EU acquis communautaire”, which outlines the envisioned Government actions over the next four years and includes a number of legislative and regulatory changes, including Constitutional amendments, aims to further harmonize the laws of the Republic with those of the European Union and was published on December 31, 2008, in the Official Gazette (No. 27097).

On February 20, 2008, the Assembly adopted the new Foundations Law (Law No. 5737). The new law was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800). This law allows foreigners to establish new foundations in Turkey on the principle of reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. The law also improved the situation of non-Muslim community foundations in relation to their international activities. The government and various ministries have implemented this law. In addition, on May 13, 2010, the Prime Minister issued a circular instructing all related government institutions and offices to act with utmost diligence for the absolute elimination of problems encountered by non-Muslim minorities, such as those related to publications containing hatred.

The European Commission issued the 2008 Progress Report on Turkey on November 6, 2008. Among its conclusions, the Progress Report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning freedom of expression, women’s rights, trade union rights, fight against corruption and civilian control of the military. The Progress Report also points out that regarding the economic and social conditions of the East and Southeast regions of the country the Government pledged to allocate total funding equivalent to €14 billion to complete the ongoing South-East Anatolia Project (GAP) between 2008 and 2012, thus increasing the originally planned spending on the project by €10.2 billion. On the Cyprus issue, the Progress Report claims that despite the continued support of the Republic for UN efforts to find a comprehensive settlement of the Cyprus problem, the Republic needs to “fully implement” the Additional Protocol to the Ankara Agreement and to make progress to “normalize bilateral relations” with the Greek Cypriot Administration.

As for the Cyprus settlement and Turkey’s EU accession process, these are two separate issues. Concerning the Additional Protocol to the Ankara Agreement, in practice there is no impediment for free circulation of products from all EU members within the framework of Turkey-EU Customs Union Agreement. Statistics show there is circulation of products from all EU members. Furthermore, Turkey supports the removal of all restrictions related to the Island. Turkey’s Action Plan dated January 24, 2006 which recommends a simultaneous lifting of restrictions by all relevant parties remains a valid proposal (Published as UN Document S/2006/48). The European Council decided, on April 26, 2004, to stop the economic isolation of the Turkish Cypriots. There were no conditions attached to this decision. For this purpose, the Commission prepared a Direct Trade Regulation and a Financial Aid Regulation. However, the Direct Trade Regulation has not been adopted so far by the EU. The adoption of the Direct Trade Regulation may help motivate the Greek Cypriot Administration to settlement. On the other hand, the impact of the Direct Trade Regulation, if accepted, would be limited to returning to a pre-1994 status when Turkish Cypriots had preferential trade with the EU (the European Court of Justice’s Cypfruvex Judgment ended the direct trade of Turkish Cypriots with the European Union in 1994).

With regard to the Republic’s economy, the Progress Report concludes that the Republic can be regarded as a functioning market economy and has improved its ability to take on the obligations of membership. In this regard, the Republic has made progress in most areas, and alignment has advanced in certain areas. However, alignment needs to be pursued in certain other areas such as free movement of services, state aid and agriculture. With regards to financial assistance, approximately €540 million was earmarked for Turkey from the Instrument for Pre-accession Assistance (IPA) in 2008.

The European Commission also issued the “Enlargement Strategy and Main Challenges 2008-2009” at the same time as the 2008 Progress Report and stated that “Turkey’s strategic importance to the EU has further increased in key areas such as energy security, conflict prevention and resolution and regional security in the Southern Caucasus and the Middle East. Turkey’s engagement with the EU, through the negotiations and related reforms which are underway, makes it a stronger force for stability in a region facing many challenges.”

The Enlargement Strategy also stated the following: “It is essential that the European Union honors its commitments and keeps the negotiation process on track and that chapters are opened as soon as the technical conditions are met, in line with the Negotiating Framework of 2005 and the Council Decision of December 11, 2006.”

In January 2009, for the first time since the beginning of accession negotiations, a full-time EU Chief Negotiator, a State Minister, was appointed.

On February 19, 2009, the European Court of Justice confirmed in its Soysal and Savatli Decision that the international agreements executed by the European Economic Community are superior to the secondary and national legislation of the EU. In this context, the court decision ruled that Article 41(1) of the Additional Protocol prohibits the introduction by the Member States of a visa requirement for the Turkish citizens who provide services, if a visa was not required at the time of adoption of the Additional Protocol.

Established on March 24, 2009 in the Turkish Grand National Assembly with the primary goal to contribute to the protection and development of women’s rights, the Commission for Equal Opportunity between Women and Men continues to monitor developments on this issue at the national and international levels.

In June 2009, the Turkish Parliament passed legislation which restricts the jurisdiction of military courts and enables civilian courts to try military personnel for non-military offences. This legislation also eliminates the powers of military courts to try civilians in peacetime and has enabled the formation of military courts only with professional military judges by removing non-judge members of such courts, thus further aligning Turkey with EU practices. The law came into force on June 30, 2010.

In 2009, the government launched the “National Unity and Brotherhood Project”, publicly known as the “democratic opening”. In July 2009, a widespread public debate began on a comprehensive democratic opening process coordinated by the Minister of Interior. The process was aimed at raising the democratic standards in Turkey for all citizens in an embracing manner, irrespective of their ethnic origin, beliefs, gender or political preferences. On November 13, 2009, the government announced certain measures and steps had been taken with respect to the project. These measures include, for example:

- Broadcast by the TRT (Turkish Radio and Television Corporation) 24 hours a day in Kurdish and Arabic in its respective television channels as well as radio broadcasts in Armenian and Kurdish by state-owned radio stations;

- Lifting of all restrictions concerning broadcasting in different languages and dialects and granting a license to several private television and radio stations, including local stations; and

- Establishing institutions and introducing academic studies in different languages and dialects that Turkish citizens use.

In addition to these political reform efforts, implementation of the Southeastern Anatolia Project (“GAP”) for development continues. It includes investment projects in a wide-ranging array from agriculture to health, education and transportation. For instance, within the framework of the GAP Action Plan (2008-2012), approximately TL4 billion was allocated in 2010 for investments in the region. Consequently, the share of GAP in public investment rose to 14%.

A comprehensive Judicial Reform Strategy covering issues related to the independence, impartiality, efficiency and effectiveness of the judiciary and an action plan to implement the Strategy was approved in August 2009.

On December 30, 2009, amendments were made to the Bylaw on Associations to facilitate the process of creating and establishing business associations.

The twelfth of the EU Commission’s regular Progress Reports on Turkey, prepared annually since 1998, as well as the Enlargement Strategy Paper outlining expectations regarding the future were published on October 14, 2009. Among its conclusions, the Progress report noted that Turkey continued to sufficiently fulfill the political criteria, and made further progress during the last year, notably with respect to reform of the judiciary, civil-military relations, and cultural rights. The Progress Report pointed out that the Republic gave higher priority to preparations for EU accession, through the appointment of Mr. Egemen Bağiş as a full-time Chief Negotiator with the status of a State Minister and the approval of the National Programme for the Adoption of the acquis. The 2009 Progress Report noted that the Reform Monitoring Group which met every two months provided strong support to the reform process. The enactment of the law giving the European Union Secretariat General wider responsibilities was welcomed in the Report. However, significant efforts are still required in areas related to the political criteria, including freedom of expression and of the press, freedom of religion, fight against torture and ill-treatment.

The Progress Report noted that the Turkish economy, including the financial sector, had shown resilience despite the difficult international economic environment. However, the increase in public spending to address the economic crisis may bring negative consequences on macroeconomic stability. Turkey’s overall level of alignment is advanced in areas such as free movement of goods, intellectual property rights, enterprise and industrial policy, anti-trust policy, consumer and health protection, science and research, energy. However, alignment needs to be pursued in certain other areas such as agriculture, fisheries, veterinary and phytosanitary policies, state aid, justice and home affairs, social policies. The Progress Report noted that negotiations in eight chapters relevant to the Republic’s restrictions regarding the Greek Cypriot Administration will not be opened and no chapter will be provisionally closed (after December 2006) until the EU determines that the Republic has fully implemented the Additional Protocol and the Association Agreement, which relate to access to Turkish ports for Greek Cypriot planes and vessels.

While suggesting that the pace of reforms had to be improved, the Progress Report acknowledged that improvements were made with regard to cultural rights, including starting the operation of TRT-6, broadcasting in Kurdish 24 hours a day and radio broadcasting in Armenian. Establishment of the Parliamentary Committee on Equal Opportunities for Men and Women, the new Judicial Reform Strategy and ratification of the UN Convention on the Rights of Persons with Disabilities were counted among the areas that Turkey achieved progress. The report further noted that although more efforts are needed to be made, there is an atmosphere of an increasingly open and free debate in Turkish society.

The Enlargement Strategy stated that Turkey plays a key role in regional security, energy supply and the promotion of dialogue between civilizations and Turkey has taken initiative to contribute to stabilization in the Southern Caucasus, the Middle East and other regions and has made significant efforts to normalize relations with Armenia, resulting in the signing of protocols for the normalization of relations within these regions.

The Secretariat-General for EU Affairs prepared an “EU Strategy for Turkey’s Accession Process” in order to expedite Turkey’s accession process. The Strategy approved by the Council of Ministers on January 4, 2010 is based on four pillars. The first pillar is related to the official negotiation process, covering the chapters that are already opened or can be opened. The second pillar is related to the work that Turkey will carry out in all chapters irrespective of whether they are opened or politically blocked. The third pillar is related to political criteria, and the fourth pillar identifies the Republic’s communication strategy.

According to the Ministry of Interior Circular dated January 26, 2010 (No. 2010/6), EU Harmonization, Consultancy and Steering Committees have been established within 81 province governorship offices and within each of the 81 province governorships, one Deputy Governor has been appointed as the EU Focal Point.

The 2010-2014 Anti-Corruption Strategy (The Strategy on Enhancing Transparency and Strengthening the Fight against Corruption) entered into force upon its publication in the Official Gazette on February 22, 2010. Relevant bodies have been established to monitor the implementation of the strategy. Furthermore, an action plan was approved in April 2010 for its implementation. On June 24, 2011, the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. Although the FATF acknowledged that Turkey has taken steps towards improving its AML/CFT regime (including its work on AML/CFT legislation) as well as Turkey’s high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies, the FATF stated that Turkey has not made sufficient progress in implementing its action plan and certain strategic AML/CFT deficiencies remain. The FATF encouraged Turkey to address its remaining deficiencies and continue implementing its action plan. A draft law addressing these deficiencies was sent to the Parliament and is currently on the agenda of the relevant Parliamentary committee.

On March 3, 2010, the Assembly approved a law (Law No. 5955) which amends the referendum process for constitutional amendments. According to Law No. 5955, a referendum for a constitutional amendment may be held within 60 days after such amendment is published in the Official Gazette (previously this time period was 120 days). Such amendment was published in the Official Gazette on March 9, 2010 (No. 27516).

Adopted initially by the Turkish Grand National Assembly on May 6, 2010, the Constitutional Amendment Package (the “Constitutional Amendment Package”), which amends more than 20 articles of the Constitution, was approved in a referendum held on September 12, 2010. As a result of the provisions contained in the Constitutional Amendment Package, human rights and fundamental freedoms have been expanded and the constitutional system was brought further in line with Turkey’s international obligations by providing for or strengthening constitutional guarantees for certain classes, broadening the freedom of organizations, and improving the judicial system.

In the Constitutional amendment package, utmost importance was given to the recommendations in the Accession Partnership Document and Progress Reports, while ensuring that the amendments were in line with the European Charter of Fundamental Rights, the European Convention on Human Rights, the jurisprudence of the European Court of Human Rights and the related documents of the Council of Europe. In addition, the amendments enabled Turkey to fulfill certain recommendations of different monitoring groups within the Council of Europe structure.

The majority of the amendments have made it possible to eliminate or alleviate several shortcomings identified in the decisions of the European Court of Human Rights and to comply with a range of recommendations and assessments, put forward either within the framework of the accession negotiations with the European Union or by the Commissioner for Human Rights of the Council of Europe, the Venice Commission, European Commission against Racism and Intolerance, Monitoring Committee of the Parliamentary Assembly of the Council of Europe, UN Committee on the Elimination of Discrimination against Women, UN Committee on the Elimination of Racial Discrimination and several other international monitoring mechanisms.

For instance, with the new provisions on the protection of children’s rights, Turkey’s laws would adapt to the requirements of the UN Convention on the Rights of the Child and the Convention of the Council of Europe on the Protection of Children against Sexual Exploitation and Sexual Abuse.

In respect to the charters of the International Labor Organization and the decisions of ECHR, the right to form labor unions and the right to conduct collective labor agreements, including the right to conduct collective bargaining for civil servants would be guaranteed. An important step is being taken for the establishment of an Ombudsman, which is required in terms of harmonization with the EU standards.

An action plan covering the legislative changes required by the Constitutional Amendment Package was adopted by the Council of Ministers on September 27, 2010. The action plan includes new laws as well as amendments to existing laws and is currently being implemented. These include, for example, the “Draft Law on the Establishment of an Ombudsman Institution”, “Draft Law on the Protection of Personal Data”, “Draft Law Amending the Law on Civil Servants’ Unions”, “Draft Law on Turkish Human Rights Institution”, “Draft Law on Fight against Discrimination” and “Draft Law on the Establishment of a Monitoring Committee for Law Enforcement Officers”.

The 2010 Progress Report on Turkey was published on November 9, 2010, together with the Enlargement Strategy Document. The progress achieved by Turkey in the field of political criteria during the reporting period was acknowledged by the Progress Report. It also stressed that the economic stability program implemented and the structural reforms carried out in basic sectors increased the resilience of the Turkish economy in face of the global financial crisis. Additionally, in light of the financial measures and robust structure of Turkey’s banking sector, the report emphasized that Turkey managed to overcome the impacts of the global economic crisis and its growth rate is substantially increasing again. Moreover, while Turkey made significant steps in aligning its laws to the EU acquis, the Report noted that significant efforts are still needed in the area of fundamental human rights.

The constructive steps taken by Turkey in the foreign policy area are recognized in the Enlargement Strategy Document. The document recognizes the initiatives that Turkey launched, particularly in the Balkans, in the framework of its efforts towards strengthening regional peace and stability. It refers to the role that Turkey and the EU can play together in strengthening energy security, the settlement of regional issues, and the prevention of ethnic and religious conflicts. The document emphasizes that Turkey’s bilateral relations are developing strongly with its neighbors and the countries within the enlargement process, as well as with the countries in regions such as Africa and Latin America. It also stated that Turkey positively contributes to the EU’s Common Foreign and Security Policy. Nevertheless, the document emphasizes that Turkey still has substantial work ahead in meeting the established criteria and conditions.

Turkey signed the Convention on Cybercrime of the Council on November 10, 2010. This Convention will be useful in better implementing the limitations on illegal Internet content since it streamlined current regulations and provided a sound framework regarding the use of Internet.

The EU General Affairs Council of December 14, 2010 praised Turkey’s commitment to the negotiation process and the progress achieved in the field of political reforms, particularly the Constitutional Amendment Package. Furthermore, while referring to Turkey’s active foreign policy, the role which Turkey and the EU can play together in this field is emphasized.

Referring to its status as a negotiating country in the Customs Union with the EU, Turkey has intensified its efforts for obtaining the right of visa-free travel in EU member states for Turkish citizens.

In January 2011, Turkey announced its EU Pre-Accession Economic Program for the 2011-2013 period (the “PEP”). The PEP was prepared on the basis of the medium term program for the 2011-2013 period. According to the PEP, Turkey’s economy is expected to have growth rates of 4.5%, 5.0% and 5.5% in 2011, 2012 and 2013, respectively. The Republic’s inflation targeting regime will continue with the main objective of establishing price stability. The year-end consumer price inflation targets for 2011, 2012 and 2013 are set as 5.5%, 5.0% and 5.0%, respectively. The program forecasts unemployment rates of 12.0%, 11.7% and 11.4% in 2011, 2012 and 2013, respectively. The program also forecasts the current account deficit/GDP ratio as 5.4% in 2011, 5.3% in 2012 and 5.2% in 2013.

On January 11, 2011, the Assembly approved the new Turkish Code of Obligations (Law No. 6098). Law No. 6098 was published in the Official Gazette on February 4, 2011 (No. 27836). The new Turkish Code of Obligations will become effective on July 1, 2012. Many of the main provisions of the former Turkish Code of Obligations are substantially the same in the new Turkish Code of Obligation. However, the new law includes, among other things, several amendments that provide protection to individuals against unilaterally pre-prepared contracts, such as the introduction of a new concept, “General Transaction Conditions”, similar to the “Terms and Conditions” concept commonly used in foreign contracts. Additionally, in the case of any unforeseen, extraordinary events, which with respect to the debtor leads to changes to the conditions which existed at the time of the execution of a contract, such debtor is entitled to apply to a court for modification of such contract.

On January 12, 2011, the Assembly approved the new Turkish Code of Civil Procedure (Law No. 6100). Law No. 6100 was published in the Official Gazette on February 4, 2011 and will become effective on October 1, 2011.

On January 13, 2011, the Assembly approved the new Turkish Code of Commerce (Law No. 6102). Law No. 6102 was published in the Official Gazette on February 14, 2011 (No. 27846) and effective on July 1, 2012. Under the new Turkish Code of Commerce, among other things, companies will be required to prepare financial statements in accordance with International Financial Reporting Standards and the obligations of companies regarding public disclosures and corporate governance principles have been broadened to be in line with global standards.

On March 30, 2011, the Assembly approved the Law on the Constitutional Court (Law No. 6216), in line with the recent constitutional amendment. Law No. 6216 was published in the Official Gazette on April 3, 2011 (No. 27894). Under Law No. 6216, among other things, individual application to the Constitutional Court will be possible after September 23, 2012.

On June 28, 2011, the Ministry for EU Affairs was established which replaced the Secretariat-General for EU Affairs and Mr. Egemen Bağiş was appointed as the Minister for EU Affairs and Chief Negotiator.

On October 12, 2011, the European Commission released the 2011 Progress Report assessing Turkey’s achievements towards accession into the EU over the prior twelve months. The Commission concluded that Turkey has made progress in meeting EU membership criteria. The report stressed that Turkey continued to sufficiently fulfill the political criteria; the government commenced work on implementing the 2010 constitutional reform package and the parliamentary elections held in June 2011 opened the way for further constitutional reform. According to the report, Turkey continued improving its ability to take on the obligations of EU membership as progress was made in most areas, particularly company law, statistics and trans-European networks. However, further efforts towards alignment are needed in areas such as the environment, public procurement, freedom to provide services, social policy, employment and taxation. The report also stated that the pace of accession negotiations would gain new momentum if Turkey proceeded to the full implementation of its Customs Union obligations with the EU.

Since accession negotiations have almost come to a standstill due to politically motivated blockages, the Commission proposed to launch a “Positive Agenda” with Turkey in the Enlargement Strategy Paper published on October 12, 2011 with the intention to bring fresh dynamics into Turkish-EU relations. The initiative was adopted at the General Affairs Council Meeting on December 5, 2011.

Turkey expressed readiness to work on the “Positive Agenda” with the understanding that it should not create a separate track in the negotiation process, but complement and support it. The “Positive Agenda” is aimed at enhancing Turkey-EU cooperation in areas of joint interest. These include: the alignment with the EU legislation, political reforms and fundamental rights, visa, mobility and migration, trade, energy, counter-terrorism and dialogue on foreign policy. Providing renewed momentum to accession negotiations will be a priority of this agenda. In the scope of the “Positive Agenda”, Working Groups are formed on eight negotiation chapters: (“Establishment and Freedom to Provide Service-3”, “Company Law-6”, “Information Society and Media-10”, “Statistics-18”, “Judiciary and Fundamental Rights-23”,“Justice, Freedom and Security-24”, “Consumer and Health Protection-28”, and “Financial Control-32”).

On July 4, 2012, it was announced that a Memorandum of Understanding that lays the ground for continued cooperation in the field of central banking through regular dialogue at technical and policy level and possible staff exchanges was signed between the Central Bank of the Republic of Turkey and the European Central Bank.

TURKEY-UNITED STATES RELATIONS

Turkey and the United States have been close allies and partners for more than fifty years. During the Cold War, the security aspect of the relationship became more pronounced, particularly following the Truman Doctrine and Turkey’s membership in NATO. In the ensuing post Cold War era, relations between Turkey and the US have been diversified and further enhanced in the pursuit of common interests based on shared values such as democracy, the rule of law and respect for human rights as well as the desire to promote peace, stability and prosperity around the globe.

Today, Turkey and the US cooperate on a wide range of issues affecting the Middle East, North Africa, the Balkans, the Caucasus, the Eastern Mediterranean, Central and South Asia as well as on critically important issues, such as the fight against terrorism, energy supply security, nuclear non-proliferation and global economic developments.

US Secretary of State Hillary Clinton’s visit to Turkey in March 2009, followed by the first official bilateral overseas trip of US President Obama to Turkey in April 2009 and the visit of Prime Minister Erdoğan to Washington, D.C. in December 2009 brought about a fresh impetus in Turkey-US relations. These high level visits reaffirmed that Turkey and the US share a common set of foreign policy priorities and that they have the common will to strengthen their cooperation with a view to addressing the challenges of the 21st century. During his visit, President Obama defined Turkish-US relations as a “Model Partnership”. This term reflects the unique character and comprehensive nature of Turkey-US relations. It defines the relationship between a global power and a regional power which also has the capacity to contribute positively to global affairs.

Major international issues which face both Turkey and the US are overlapping and Turkey-US cooperation makes a significant contribution to the efforts aimed at achieving global and regional peace, stability and prosperity.

Recent developments in the Middle East and North Africa once again highlighted the relevance of Turkish-US cooperation. Turkey and the US have been consulting frequently to exchange views on events in these regions.

High level visits and regular contacts between Turkey and the US during the course of 2011 which have included the visits of Vice President Biden, Secretary of State Clinton, Secretary of Defense Panetta, visits of Prime Minister Erdoğan, Foreign Minister Davutoğlu and other Ministers as well as Congressional visits attest to the importance attached to bilateral relations by both sides. These visits also provided an additional impetus to the endeavors to further enhance Turkish-US relations.

The US is one of the major trade partners of Turkey. The trade volume between Turkey and the United States reached $20.6 billion in 2011 (export: $4.6 billion, import: $16 billion) The trade volume with the US in 2010 was $16.1 billion. There was a 21.9% increase in Turkish exports to the US and a 30.2% in Turkish imports from the U.S. in 2011 when compared to 2010.

During Prime Minister Erdoğan’s visit to Washington in December 2009, a mechanism called “Framework for Strategic Economic and Commercial Cooperation” (FSECC) was launched with a view to bringing economic, trade and investment relations to a level proportionate with political and security relations between the two countries. Deputy Prime Minister Ali Babacan and Economy Minister Zafer Çağlayan were entrusted with a mandate to coordinate bilateral endeavors for enhancing the economic interaction and commercial ties between Turkey and the US. The first Ministerial meeting of FSECC was held in Washington, D.C. on October 19, 2010. Deputy Prime Minister Ali Babacan and Minister of Economy Zafer Çağlayan (representing Turkey) and US Trade Representative Ambassador Ron Kirk and Acting U.S. Commerce Secretary Rebecca Blank (representing the US) co-chaired the Turkey - U.S. Framework for Strategic Economic and Commercial Cooperation (FSECC) Second Ministerial meeting in Ankara on June 26, 2012.

The Economic Partnership Commission (EPC) which is one of the major existing mechanisms in Turkey-US economic cooperation held its seventh meeting in Ankara on October 3, 2011. The eighth and last meeting of the Trade and Investment Framework Agreement Council (TIFA) was organized in Ankara on July 13, 2011. The “Business Council” (BC) which was established under the auspices of the FSECC held its first meeting in Istanbul on September 19, 2011.

The Agreement on Scientific and Technological Cooperation between Turkey and the US was signed in Washington, D.C. on October 20, 2010. This will further deepen and diversify the relations between Turkey and the US.

BALKANS

Turkey’s policy towards the Balkans is guided by the principles of “regional ownership” and “all-inclusiveness” and is based on four main pillars: security for all, high level political dialogue, economic interdependence and preservation of the multi-ethnic, multi-cultural and multi-religious social fabric of the region. In addition to having a common history and shared values, the Republic has a joint vision with the Balkan countries based on common future goals and integration with European and Euro-Atlantic institutions.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (SEECP), the only major initiative starting from within the region, and the Multinational Peace Force Southeast Europe (MPFSEE)/South-eastern Europe Brigade (SEEBRIG). Turkey also plays an active role in the South-eastern Europe Defense Ministerial (SEDM) process. Turkey continues to be active within the Southeast European Cooperative Initiative (SECI) as well.

Turkey intensified its efforts towards the Balkans beginning from the second half of 2009. In addition to successfully holding the Chairmanship in the Office of the SEECP for the term 2009-2010, Turkey established trilateral consultation mechanisms with Bosnia-Herzegovina and Serbia on the one hand, and Bosnia-Herzegovina and Croatia on the other. The Turkey-Bosnia-Herzegovina-Serbia consultation process was furthered by the Trilateral Balkan Summit among Presidents Gül, Silajdziç and Tadiç which was held on April 24, 2010 in Istanbul. These mechanisms have made significant contributions to fostering good neighborly relations, reinforcing regional cooperation and creating a new atmosphere of mutual understanding and tolerance.

TURKISH-GREEK RELATIONS

Following the dialogue and cooperation process initiated between Turkey and Greece in 1999, a more constructive understanding has begun to define the terms of bilateral relations which were problematic during the past decades. The conclusion of more than 30 bilateral agreements/protocols/MoUs in various fields such as trade, tourism, environment, culture, energy, transportation and security-related matters has contributed towards cooperation on issues of common interest. During this process, 29 Confidence Building Measures (CBM) have been adopted while 52 rounds of exploratory meetings were held regarding the Aegean issues.

Throughout 2009 and 2010, Turkey and Greece have furthered their efforts in order to improve bilateral relations. After assuming office, Prime Minister Papandreu paid his first visit abroad to İstanbul in October 2009, for the Informal Meeting of the SEECP Ministers of Foreign Affairs. Later, an exchange of letters initiated by Prime Minister Erdoğan reflected the common will of both political leaders to further developing relations on a more constructive basis.

During Prime Minister Erdoğan’s Athens visit on May 14-15 2010, the High Level Cooperation Council (HLCC) held its first meeting and 22 documents were concluded in various fields, on top of the abovementioned agreements/protocols/MoUs signed as a result of the dialogue and cooperation process. The establishment of this mechanism signals the beginning of a more structured and institutionalized phase in Turkish-Greek relations, which will enable Turkey and Greece to upgrade the level of relations from rapprochement to partnership. The HLCC model in essence aims to bring together all relevant Ministers from both countries in the form of a joint cabinet meeting in order to raise their issues and develop a joint vision under the guidance of the two Prime Ministers.

Prime Minister Erdoğan paid a second visit to Athens on October 21-22, 2010 on the occasion of the Mediterranean Climate Change Initiative. This was the second visit of Prime Minister Erdoğan to Greece in one year which is unique in the history of Turkish-Greek relations. Similarly, by the invitation of Prime Minister Erdoğan, Prime Minister Papandreou’s visit to Erzurum on January 6-7, 2011, on the occasion of the 3rd Annual Ambassadors Conference of Turkish Ministry of Foreign Affairs was also a first of its kind.

However, due to the deepening economic crisis in Greece, Turkish-Greek relations lost its momentum in 2011. Although the HLCC had agreed to convene at least once a year alternately in Greece and Turkey, the second meeting of the HLCC planned for 2011 had to be postponed. Following the resignation of Prime Minister Papandreou, an interim government was formed in Greece in November 11, 2011.

The mutual desire to bridge differences through dialogue and promote cooperation in the better interest of both countries has also reflected positively on other dimensions of bilateral relations, such as trade and tourism. The bilateral trade volume between Turkey and Greece had reached $3.57 billion in 2008, a historic high. Although the trade volume fell to $2.76 billion in 2009 due to the impact of the global economic crisis, it displayed an upward trend in 2010 and amounted to $3 billion. Despite the deepening economic crisis in Greece, the trade volume has exceeded $4.0 billion in 2011, which is an increase of 100% compared to 2005. As the largest Turkish investment in Greece, the Athens and Komotini branches of Turkish Ziraat Bank were officially inaugurated in February 2009. The Bank opened also branches in Xanthi and Rhodes respectively in October 2010 and October 2011, respectively. The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, has soared to approximately $6.5 billion in 2011, while the number of Greek companies in Turkey reached 426. In 2010, Turkey was the destination of choice for more than 670,000 Greek tourists. In 2011, 702,000 Greek tourists visited Turkey, while almost 550,000 Turkish tourists visited Greece. For Turkish tourists visiting Greece, this reflected an increase of 180% since 2010. The respective increase in the number of tourists besides contributing to both economies also leads to further interaction among residents of both countries.

Energy has also proven to be a promising area of cooperation between the two countries. For example, the inauguration of the natural gas interconnector was held on November 18, 2007 at Ipsala on the Turkish-Greek border with the participation of the Prime Ministers of Turkey and Greece. This endeavor is of strategic significance for both countries as well as European markets, as it will provide the latter with an alternate secure energy transit route. The uninterrupted flow of natural gas from the Caspian Basin to the heart of Europe will be ensured with the extension of the present pipeline to Italy. The Baku-Tbilisi-Erzurum (BTE) Natural Gas Pipeline connection with the Turkey-Greece Interconnector is the very first alternate route to provide Europe with natural gas from the Caspian Basin.

Turkey hopes that this trend in bilateral relations will continue in the period ahead, with a partnership spirit resulting in a climate of habitual cooperation beneficial to both countries.

CYPRUS

As for the Cyprus issue, Turkey supports the UN Secretary General’s good offices mission, with a view to finding a lasting and comprehensive settlement to the Cyprus problem, based on the long established UN parameters such as bi-zonality, political equality, equal status of the two constituent states and a settlement which will bring about a new partnership state. Turkey has openly declared its full support for a political settlement in the Island.

Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots who are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership.

In 1963 the Greek Cypriots expelled Turkish Cypriots from the partnership state organs and institutions as well as from their homes, in violation of the Treaties of 1960. A UN peacekeeping operation began in 1964 and has been going on since then.

From 1963 to 1974 the Turkish Cypriots continued their existence in isolated enclaves representing 3% of the Island, under frequent attacks organized by the Greek Cypriot side. When this culminated with a Coup d’Etat in 1974, which was aimed at annexing the Cyprus island with Greece, Turkey as a guarantor power was left with no other option but to exercise its Treaty rights.

In the past forty years of the UN negotiation process, the Turkish Cypriots have always supported a just, lasting and comprehensive settlement of the Cyprus issue on the basis of negotiations between the two peoples of the Island, under the auspices of the UN Secretary-General’s Good Offices mission. However, the Greek Cypriots rejected the 1985-86 Draft Framework Agreement, the UN sponsored Set of Ideas of 1992, and the package of Confidence Building Measures of 1994.

The political resolve demonstrated by the Turkish side for a settlement paved the way for a renewed initiative by the former UN Secretary General Mr. Kofi Annan in January 2004 for the resumption of negotiations between the parties on the Island with a view to reaching a comprehensive settlement in this long pending issue.

The UN Comprehensive Settlement Plan (the Annan Plan), which was freely negotiated at every stage by the two sides, constituted a culmination of the UN parameters and represented a carefully balanced compromise. The Plan was submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. Turkish Cypriots accepted the Annan Plan with the encouragement of Turkey. However, the Greek Cypriots rejected the Plan with a ‘No’ vote of 76%.

Turkey and the Turkish Cypriots took yet another initiative on Cyprus in January 2006 and proposed an “Action Plan” for the removal of all restrictions related to the Island. The Action Plan of January 24, 2006, which envisaged a simultaneous lifting of restrictions by all relevant parties, is still on the table (Published as UN Document S/2006/48).

The consistent efforts of Turkey and the Turkish Cypriots finally bore fruit against the background of a change of leadership in the South. A new process started in Cyprus following the meeting of the two leaders on the Island, the Turkish Republic of Northern Cyprus (the “TRNC”) President Mr. Talat and Mr. Christofias on March 21, 2008.

On May 23, 2008, Mr. Talat and Mr. Christofias stated that they had “reaffirmed their commitment to a bi-zonal, bi-communal federation with political equality, as defined by relevant Security Council resolutions.” They agreed that “this partnership will have a Federal Government with a single international personality, as well as a Turkish Cypriot Constituent State and a Greek Cypriot Constituent State, which will be of equal status.” The two leaders met on July 1, 2008 on issues of single sovereignty and citizenship, agreed in principle, and decided to discuss the details of their implementation during the full-fledged negotiations. On July 25, 2008 they stated that “the aim of the full-fledged negotiations is to find a mutually acceptable solution to the Cyprus problem which will safeguard the fundamental and legitimate rights and interests of Greek Cypriots and Turkish Cypriots. The agreed solution will be put to separate simultaneous referenda.”

The negotiations between the two leaders for a comprehensive settlement of the Cyprus issue began on September 3, 2008. The six chapters discussed in the full-fledged negotiations were ‘Governance and Power Sharing’, ‘Property’, ‘EU Matters’, ‘Economic Matters’, ‘Territory’ and ‘Security and Guarantees’. With the presence of the Special Advisor to the UN Secretary-General (“UNSG”) Alexander Downer, the leaders met 71 times until March 30, 2010, when the negotiations were paused due to the TRNC presidential elections. On April 18, 2010, presidential elections were held in the TRNC and Mr. Derviş Eroğlu was elected as the new president with 50.53% of the votes.

TRNC President Mr. Eroğlu committed to continue the negotiations and confirmed his stance in his letter to the UNSG on April 23, 2010 clarifying once more and in detail that the Turkish Cypriots are in full cooperation with the UN.

The negotiations resumed on May 26, 2010, between the Turkish Cypriots and Greek Cypriots. The UNSG set the end of 2010 as the target date for reaching a conclusion in his report dated May 11, 2010. The UNSG also expressed in his report that a solution is within reach but more time is needed to reach a settlement, emphasizing his determination to closely monitor the process ahead and make an assessment of the situation in a good offices mission report in November. The Turkish Cypriots expressed their commitment to UNSG’s settlement target and took many initiatives, including making constructive proposals throughout the process. The UNSG, in his report issued on November 24, 2010, noted that the Turkish Cypriots put forward fresh initiatives.

The two leaders met with the UNSG in New York on November 18, 2010, where President Eroğlu proposed a road map to reach the settlement target before the end of 2010. At the tripartite meeting they decided to work on major points of disagreement and to meet again with the UNSG in Geneva in January 2011. Unfortunately, the goal of reaching a comprehensive settlement before the end of 2010 was not accomplished. Despite the determination of the Turkish Cypriots and Turkey, in his good offices mission report of November 24, 2010, the UNSG expressed his disappointment that the expectations on reaching a settlement by the end of 2010 had not been met. He had stressed that talks cannot be an open-ended process and that “talks for the sake of talks are ultimately not productive”, drawing attention to the serious risk that if substantive agreement across all negotiation chapters cannot be achieved ahead of the elections in Turkey and the Greek Cypriot side, the negotiations could founder fatally.

In the period between the leaders’ first meeting with the UNSG on November 18, 2010 and the second tripartite meeting in January 2011, the Turkish Cypriot side did not let the process slow down. Nevertheless, the second tripartite meeting held in Geneva on January 26, 2011 led to a deadlock despite the Turkish Cypriots’ efforts, and no clear-cut road map could be obtained.

In his report of March 4, 2011, the UNSG, stating that he was “concerned about the rate of progress in the talks”, once again underlined that “more must be done to prevent the negotiations from stalling and drifting endlessly”, that “the negotiations cannot be an open-ended process” and that the parties could not “afford interminable talks for the sake of talks.”

In the third tripartite meeting convened by the UNSG in Geneva on July 7, 2011, progress was achieved thanks to the efforts and constructive proposals of the Turkish side. A road map was laid out at the meeting, according to which the leaders would conduct intensified negotiations until October, then meet with the UNSG for a fourth time in New York.

In line with the road map adopted at the third tripartite meeting, a total number of 19 leaders’ meetings were carried out until October 21, 2011 in an intensified format. In keeping with the UNSG’s expectation that meaningful convergences be reached on core issues in this period, the Turkish Cypriots submitted numerous productive ideas.

The fourth tripartite meeting with the participation of the two Leaders and the UNSG was held on October 30-31 in Greentree, New York. During the meeting the Turkish Cypriots continued with their result-oriented approach, aiming to accommodate as far as possible the positions of the Greek Cypriot side and thus to facilitate convergences.

In his statement to the press following the conclusion of his meeting with the two leaders on November 1, 2011, the UNSG underlined that the sides had “made some encouraging progress during these two days on some of the remaining core issues” and that this had given him “confidence that a comprehensive settlement can be achieved”. He stated that the two leaders assured him of their belief that they could finalize a deal and that they had agreed that further efforts were essential over the next two months to move to the “end game of the negotiations”. He announced that he had invited the two leaders to meet with him again in a similar format in January 2012 and pointed out that if enough progress could be made by then, the next stage would be convening a high-level meeting with the participation of the two sides and the three guarantors shortly thereafter.

In his press conference held on December 14, 2011, the UNSG underlined that “the window of our opportunity for further progress in negotiations is very much limited”, making reference to the prospective EU Presidency starting from July 1, 2012, and he expressed his hope that “with the positive result of the January negotiations, we can move ahead” to the next phase, which would be the high-level meeting. He stated that “before they come to Greentree, both leaders must engage and make progress, accelerating their pace of negotiation”.

The Greek Cypriot activities in the second half of 2011 related to hydrocarbon resources in the Eastern Mediterranean were untimely and negative with regard to the UN comprehensive settlement process. As Turkey and the TRNC warned on September 15, 2011, after the Greek Cypriot began offshore drilling activities on September 19, a continental shelf delimitation agreement was signed on September 21 by Prime Minister Erdoğan and TRNC President Eroğlu. Both believed that this was a necessary counter step to the Greek Cypriot’s actions, although Turkey and the Turkish Cypriots were in principle opposed to such undertakings before a comprehensive solution. Following the signing of the agreement, the Government of the TRNC issued licenses for the exploration and exploitation of oil and gas reserves around the Island to the Turkish Petroleum Corporation (TPAO) on September 22, and the Turkish Cypriots started their own exploration activities on September 26. On November 2, the TRNC Government signed an “Oil Field Services and Production Sharing Agreement” with the TPAO.

It was not the intent of Turkey or the Turkish Cypriots to increase tensions with the Greek Cypriots at such a critical stage in the UN settlement process. In fact, the Turkish Cypriots once again clearly demonstrated its sincerity and goodwill on September 24, 2011, when President Eroğlu put forth a constructive proposal to the UN Secretary-General with the purpose of resolving the crisis. The proposal was officially submitted to the Greek Cypriot side through the UN on September 30. President Eroğlu proposed a mutual and simultaneous suspension of all activities related to the hydrocarbon reserves off the coast of Cyprus. If the Greek Cypriot side were not willing to accept such a suspension, as an alternative course of action President Eroğlu suggested that an ad/hoc committee be formed with the participation of the two sides and the UN to obtain the written mutual consent of the two sides and to determine their relevant shares, whereby the revenue shall be used to finance the implementation of the provisions of an eventual comprehensive settlement. Unfortunately, the Greek Cypriots returned the proposal to the Turkish Cypriot side through the UN without further comment on October 4. This proposal is still on the table as far as the Turkish Cypriots are concerned.

This crisis in the Eastern Mediterranean also demonstrates the necessity for a political settlement in Cyprus. If the Greek Cypriots were willing to cooperate with the Turkish Cypriots on the issue of natural resources, this would not only constitute a confidence-building measure within the framework of the settlement negotiations but also bring notable economic gains to all parties involved.

Turkey as a guarantor power has given its full support to the constructive efforts of the Turkish Cypriots in the UN negotiating process for the establishment of a new partnership in Cyprus that will emerge following the comprehensive settlement which will bring peace and stability to the Eastern Mediterranean. The parameters of a settlement have been established throughout decades-long UN negotiations and culminated in the UN Comprehensive Settlement Plan of 2004. These negotiations have provided the necessary material for the achievement of the settlement on which a new state of affairs can be created in Cyprus and guaranteed according to the 1960 treaties.

During the first three years of the last UN negotiating process, the Turkish Cypriots have conducted the negotiations in a diplomatic manner, with constructive proposals in the framework of the established UN parameters pursuant to the UN Comprehensive Settlement Plan of 2004, which have been confirmed by the UN. Turkey’s expectation during this period was that this positive stance of the Turkish Cypriot people would be reciprocated by the Greek Cypriots and supported by the international community.

The Turkish Cypriots accepted the UN Comprehensive Settlement Plan in 2004. In that regard, Turkey believes that the UN Security Council should heed the call made by the UN Secretary-General in his Report of May 28, 2004 towards putting an end to the isolation of the Turkish Cypriots. In his report, the UNSG noted that there is no Security Council resolution which imposes restrictions on the Turkish Cypriots and also called on members of the Security Council to encourage to all States to eliminate unnecessary restrictions and barriers that isolate the Turkish Cypriots and impede their development. While the European Council decided on April 26, 2004 to end the isolation of the Turkish Cypriots as well with no conditions, this decisions has not yet been implemented. This situation is discouraging, particularly with respect to the ongoing UN negotiations. In line with the UNSG’s call, the international community should call for the isolation to end, thus also contributing to the settlement aim.

IRAQ

Iraq’s recent history is full of wars, military invasions and sanctions which have had regional and global repercussions. The continuing violence and civil unrest in Iraq has negatively impacted its neighboring countries, including Turkey, which have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

Turkey has strongly supported Iraq’s stability, political unity and territorial integrity and made great efforts in helping Iraq to become a democratic, stable and prosperous country at peace with its own people and its neighbors. Turkey also attaches utmost importance to embracing all segments of the Iraqi society and reaching out to every part of Iraq.

In recent years, Turkey’s policy towards Iraq has been driven by the need to create a stable, democratic and prosperous Iraq. To this end, Turkey launched in 2003 “Iraq’s Neighboring Countries Process”, a regional initiative that played an important role in coordinating stabilization efforts of Iraq’s neighbors as well as various other countries and international organizations until 2008.

Turkey has also actively supported national reconciliation efforts in Iraq. Through reaching out to all segments of the Iraqi society and preserving its impartial stand towards all Iraqi political groups, Turkey encouraged national reconciliation through dialogue and contributed to the successful conclusion of the government formation process after the general elections in March 2010.

Turkey also works towards integrating Iraq into the global economy and international energy markets. With this understanding, Turkey co-sponsored the UN Security Council resolutions 1956, 1957 and 1958 concerning the termination of UN-supervised arrangements for the Development Fund for Iraq and the residual activities of the Oil-for-Food Program as well as the lifting sanctions towards Iraq which were adopted at the Security Council High-Level Event on December 15, 2010.

Turkey’s relations with Iraq have been steadily developing in many fields. The Turkey-Iraq High Level Strategic Cooperation Council, established in 2008, provides the necessary legal framework to further increase bilateral cooperation between the two countries in a more structured fashion. The purpose of this High Level Strategic Cooperation Council is to achieve full economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health and water.

The first ministerial meeting of The High Level Strategic Cooperation Council was held in Istanbul on September 17-18, 2009, which was followed by Prime Minister Erdoğan’s visit to Baghdad in October 2009 to co-chair the first meeting of the Council. During this visit, Prime Minister Erdoğan was accompanied by nine Ministers from Turkey. On the margins of this historic visit, the parties signed 48 Memoranda of Understanding aimed at increasing cooperation between the two countries on a wide range of issues. The High Level Strategic Cooperation Council presents a unique model of cooperation for promoting economic prosperity and integration in our region.

Energy cooperation is an important aspect of bilateral relations. In cooperation with the Iraqi Government, Turkey endeavors to export a significant part of Iraq’s oil and gas reserves to international markets through its territory. Turkey also promotes the swift adoption of the hydrocarbon and revenue sharing legislations by the Iraqi Parliament.

In recent years Turkey has also significantly improved its relations with the Kurdish region in northern Iraq. Turkish businessmen, contractors and workers have made crucial contributions to the prosperity and welfare in northern Iraq. The Turkish Consulate General in Erbil opened in March 2010. Following Foreign Minister Davutoğlu’s visit to Erbil in October 2009, a number of high level delegations from the Kurdish region, including President Mesud Barzani, visited Turkey. In addition, Prime Minister Erdoğan visited Baghdad, Najaf and Erbil in March 2011.

Another important factor in Turkish-Iraqi relations is the presence of the PKK, a terrorist organization in northern Iraq. Turkey believes that the PKK constitutes a threat not only to Turkey and its people but also to the security and stability of Iraq, as well as the region at large. In this regard, Turkey seeks more resolute support and enhanced cooperation from the Iraqi authorities in removing the presence of this terrorist organization in northern Iraq. Turkey regards the Trilateral Mechanism, which was established in 2008 between the US, Turkey and Iraq, as a useful instrument in the joint fight against the PKK and hopes to see concrete results as envisaged by this mechanism. Turkey’s expectation from Iraqi authorities including the Kurdish Regional Government is to take decisive and result-oriented measures to stop the activities of the PKK.

In December 2011 the US forces completed their withdrawal from Iraq. Almost simultaneously, the country fell into a political crisis which has not yet subsided. Lack of trust among the government partners as well as the failure to address power and revenue sharing concerns seem to lie at the heart of the present political deadlock in Iraq. Turkey expects the Iraqi leaders to resolve the outstanding political issues through democratic and constitutional means and to ensure an equitable power and revenue sharing, while embracing all segments of the Iraqi society without ethnic or religious discrimination.

IRAN

Iran is Turkey’s neighbor, located at the confluence of the Middle East, South Asia and the Caucasus. Developments with regard to Iran are of direct consequence to Turkey. Turkey has continually sought to engage Iran in helping stabilize this volatile region. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the wider international community.

Given the already volatile and unstable situation in this region, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Turkey, therefore, actively supports the resolution of the Iranian nuclear issue through dialogue and diplomacy. With this understanding, in addition to the finalization of the Tehran Joint Declaration as a confidence building measure in 2010, Turkey has hosted a series of meetings at political and technical levels between the P5+1 and Iran.

NON-PROLIFERATION AND DISARMAMENT

Turkey’s security policies exclude the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Turkey supports the universal use of such measures, as well as effective implementation in good faith and consistency. With a view to fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls systems in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security and stability in the region

MIDDLE EAST AND NORTHERN AFRICA

In the wake of the Arab Spring, Turkey has constantly supported democratic aspirations which have arisen in the Middle East and North Africa. It encouraged the governments to engage in political and economic reforms with a view to addressing the legitimate demands of their peoples. It also offered support in this regard. Turkey, however strongly rejects and condemns the brutal suppression of the peaceful popular movements in some countries.

Since January 2011, there have been varying degrees of political instability and public protests within certain Middle Eastern and Northern African countries, including (without limitation) Bahrain, Egypt, Iran, Libya, Syria and Tunisia. As a result of the unrest in Syria, thousands of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria escalates. Although such instances of instability have not so far materially affected Turkey’s financial or political situation, there can be no assurance that such instability will not escalate in the future, that such instability will not spread to additional countries in the Middle East or North Africa, that governments in the Middle East and North Africa will be successful in maintaining domestic order and stability or that Turkey’s financial or political situation will not thereby be affected. In addition, the significant increase in the price of oil that reflects increased instability in the Middle East and North Africa could have an adverse effect on the Turkish economy.

During 2010 several high level bilateral visits took place between Turkey and Syria. The Syrian President paid two visits to Turkey on May 8-9 and on June 7. Prime Minister Erdoğan visited Syria on October 11, 2010. A Quadripartite High Level Strategic Cooperation Council (HLSCC) was also established among Turkey, Syria, Jordan and Lebanon in Istanbul in June 2010 with a view to creating a zone of free movement of goods and easing travel among its citizens to these areas.

A second Ministerial Meeting of the HLSCC was held in Lattakia in October 2010 with the participation of 12 Ministers from the Turkish Cabinet. The Ministers assessed the ratification processes and the implementation of the agreements which were previously signed. Another meeting of HLSCC at the Prime Ministers level took place in Ankara in the end of the year. Eleven new documents were signed and consensus was reached on various joint investment projects. During this period, Turkey urged the Syrian Administration to engage in reforms which would meet the needs of the Syrian people.

Turkey invested both time and money in its relations with Syria in the last ten years. The thriving relations between Turkey and Syria contributed positively to bilateral trade, investment and tourism until the crisis which has engulfed Syria following the start of mass protests in March 2011. Particularly, the entry into force of the Free Trade Agreement on January 1, 2007 led to a swift increase in bilateral trade volume. As a result, the trade volume went from $796 million in 2006 to $2.5 billion in 2010.

On November 30, 2011, the Minister of Foreign Affairs Ahmet Davutoğlu announced measures vis-à-vis the Syrian Administration, in close consultation with the Arab League, in an effort to curtail the capacity of the Syrian administration to commit acts of violence against its citizens. The measures adopted include, among others, (i) suspending the High Level Strategic Cooperation Council mechanism until a democratic administration comes to power, (ii) imposing travel ban and asset-freeze measures against some members of the Syrian leadership who have been reportedly involved in incidents where excessive violence and illegal methods were used against civilians, (iii) freezing the financial assets of the Syrian Government in Turkey and (iv) ceasing transactions with the Syrian Central Bank. On May 30, 2012, after the violence committed by the Syrian security forces in the town of Houla, pursuant to Article 9 of the Vienna Convention on Diplomatic Relations, Turkey, as the host country, requested that the Syrian Chargé d’Affaires in Ankara and all other diplomatic personnel of the Embassy leave the country.

If the Syrian administration continues to respond brutally to the democratic aspirations of Syrian people, the developments in Syria will continue to be a major concern for the international community. It is Turkey’s genuine wish to see that the violence in Syria comes to an immediate end and a democratic transformation process on the basis of the will of the people concludes with success. In light of its deep-rooted historical, cultural and kinship ties with the Syrian people, Turkey continues its efforts in cooperation with its regional and international partners in order to bring an immediate end to violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people.

In view of the fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey has continued to welcome and support all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict through a two-state solution that would lead to the establishment of an independent, sovereign and viable Palestinian State with East Jerusalem as its capital, to live in peace and security with the State of Israel, in accordance with the relevant UN Resolutions.

As fundamental changes taking place in the MENA region in the recent period have made the need for the settlement of the Israeli-Palestinian conflict more important and urgent than ever, Turkey was deeply disappointed that the peace process could not be revived due to the Israeli intransigence, particularly with regard to the illegal settlement activities persistently continued in disregard of the international community’s reactions. Thus, Turkey has repeatedly reacted against ever expanding settlement activities of Israel in the occupied Palestinian territories, as the settlements endanger the vision of a two-state solution.

In light of the persisting stalemate in the peace process and belief in the fact that meaningful negotiations can take place only on an equal footing, Turkey has supported the Palestinian initiative to achieve full international recognition by the UN and Palestine’s UNESCO membership.

Turkey has also continued to support the Palestinian reconciliation as it constitutes a necessity both in light of the new regional context introduced by the Arab Spring, in particular for the establishment of an inclusive Palestinian Government with full democratic legitimacy and for the resumption of the peace process on a credible ground. In the same vein, Turkey has supported the Palestinian efforts for the restructuring of the PLO particularly in terms of broadening its representation. Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine and continued to carry out projects in the Palestinian territories through the Turkish International Cooperation and Development Agency (TİKA) and Turkish Red Crescent in areas such as health, education, technical assistance, protection of cultural heritage, and water supply.

Turkey has supported all efforts of revitalizing the Middle East peace process and continued its participation in the Temporary International Presence in Hebron (TIPH) as well as in the UNIFIL and facilitated the implementation of the prisoners exchange agreement between Israel and Hamas by welcoming 11 Palestinians to Turkey.

On May 31, 2010, the Israeli armed forces intercepted a civilian aid flotilla that had embarked from Turkish ports and was bound for Gaza. The Israeli armed forces boarded the boats comprising the flotilla and 9 civilians were killed, including 8 Turkish citizens. As a result, Turkish and Israeli relations have cooled and there have been recent decreases in tourism and trade between the two nations. On September 2, 2011, the Republic reduced its diplomatic representation in Israel to the level of second secretary, requested that Israel’s ambassador leave Turkey and suspended all military agreements with Israel. As Israel has failed to meet Turkey’s demands for apology and compensation in the wake of this incident, there has been no improvement in the Turkish-Israeli diplomatic relations since September 2, 2011. No improvement can be expected in Turkish – Israel relations unless Israel meets Turkey’s demands for an apology and compensation, as well the lifting of Israel’s blockade of Gaza.

As a country which ignited the first spark of the Arab Spring, Tunisia accomplished very important reforms throughout its transition process. Having a democratically elected parliament, president and government, Tunisia stands as a source of inspiration for many nations in the region. However, Tunisia is still confronting economic and social challenges which cause unrest in the country. There is an urgent need to restructure the Tunisian economy and create new jobs that will facilitate the political transformation. Turkey is determined to provide support to Tunisia in ensuring lasting stability, democracy and welfare in the country. With this understanding, Turkey and Tunisia are working on joint projects that will enable Turkey to share its experience and expertise in the fields of economic development, poverty reduction and technical training.

The fact that Libya needs to re-build most of its institutions in the post-Qaddafi period is a formidable challenge. In addition, lack of security and stability in the country remains a serious threat against the existing transition process. Like all countries under transition, the enormity of the challenges emanating from the immediate needs of the people calls for the existence of a freely elected government. In this regard, National Congress election, held on July 7th was a monumental step. Turkey has extended its full support to Libya from the outset of the revolution. In order to contribute to the development of human capacity which Libyan authorities will need in the transition process, relevant Turkish institutions have offered to organize technical training programs for more than 1500 Libyans in the fields of agriculture, health, energy, customs, environment, industry, transportation and justice during the course of 2012.

Turkey pursues a principled stance regarding the popular movements in the MENA region and advocates that, sustainable security and stability is only possible through meeting the legitimate aspirations of the people. Violence and the use of military force against civilians is unacceptable. Turkey strongly encourages its regional partners to announce and implement comprehensive reforms in due course. Turkey plays an active role in endeavors for generating peace, stability and security and creating an environment conducive to human development in the MENA region. In this respect, Turkey has provided and will continue to provide political and economic support for the countries experiencing democratic transition.

GCC

The relations between Turkey and the Gulf countries are strong. Turkey attaches utmost importance to its bilateral relations with the Gulf countries and wishes to further strengthen them in all fields. These relations have gained momentum with the signing of the Framework Agreement on Economic Cooperation in 2005 and the establishment of High Level Strategic Mechanism in 2008. Furthermore, high level reciprocal visits and signing of bilateral agreements in all fields have also contributed to Turkey’s relations with the Gulf countries.

The Framework Agreement on Economic Cooperation between Turkey and the Gulf Cooperation Council (GCC) was signed on May 30, 2005 and the High Level Strategic Dialogue Mechanism was established between Turkey and the GCC on September 2, 2008. Thus, Turkey became the first country with which the GCC established such a mechanism. This mechanism lays the groundwork for deepening relations from the economic sector to political and cultural fields. According to the Joint Action Plan, which was approved on October 17, 2010, eleven joint working groups were established.

TAF

Turkey and the League of Arab States (the Arab League) concluded an agreement in 2007 whereby they established the Turkish-Arab Cooperation Forum (TAF). The Forum identified the following as the primary fields of cooperation: (i) political and security cooperation (ii) economy, (iii) culture, (iv) social development and (v) matters relating to the alliance of civilizations. Foreign Ministers and parliamentarians from Turkey and the Arab states meet every year under TAF with a view to expanding cooperation between Turkey and the Arab countries.

TURKISH-RUSSIAN RELATIONS

Bilateral relations between Turkey and the Russian Federation have been developing in all areas in recent years. Signed during President Abdullah Gül’s visit to the Russian Federation on February 12-15, 2009, “Joint Declaration between the Republic of Turkey and the Russian Federation on Progress towards a New Stage in Relations and Further Deepening of Friendship and Multidimensional Partnership” is the main document setting the general framework and direction of the bilateral relations.

During President Medvedev’s visit to Turkey on May 11-12, 2010, the HLCC was established. The council is made up of several ministers from both countries who meet once a year under the co-chairmanship of Prime Minister of Turkey and President of the Russian Federation and discuss the state of bilateral relations in all areas. The HLCC has three sub-organs; the Joint Strategic Planning Group tasked to deal with cooperation on international matters, Joint Economic Commission which reviews economic relations, and the Civic Forum aimed at strengthening interaction between the two countries’ citizens. Turkish Prime Minister Erdoğan visited Russia on March 15-17, 2011 for HLCC’s second meeting.

Economic and commercial relations with Russia have been steadily developing especially since the early 2000s. In 2008, bilateral trade reached $38 billion, making Russia Turkey’s first, and Turkey, Russia’s seventh largest trading partner at the time. Having shrunk to $19.6 billion in 2009 due to global economic crisis, bilateral trade began to recover in 2010 and in 2011, reached $30 billion at the end of 2011, of which $6 billion consisted of Turkey’s exports to Russia, while Russian exports to Turkey stood at $24 billion. As of the end of 2011, there was growth in mutual investments, surpassing $7 billion in each direction.

Tourism constitutes an important aspect of Turkish-Russian bilateral relations. In 2011, nearly 3.5 million Russian tourists visited Turkey. Russia is second to Germany in terms of the number of foreign tourists that visited Turkey.

The construction sector also plays an important role in economic relations with Russia. Turkish construction companies have completed various projects in Russia, the value of which reached $32 billion in total as of 2011.

SOUTH CAUCASUS

The South Caucasus occupies one of the unique places in Turkey’s quest for peace, security and prosperity in its neighborhood and beyond. Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation among all states of the region.

The region is home to three of the four protracted conflicts of the OSCE area, namely that of Abkhazia, South Ossetia and Nagorno-Karabakh (NK). The protracted conflicts are permanently a destabilizing factor and threat to the security of this crucial region. These conflicts have also prevented the region from realizing its full cooperation potential, which in turn, adversely affects regional wealth and prosperity. In this regard, Turkey is engaged in significant diplomatic efforts for strengthening peace and stability in the South Caucasus region.

The NK conflict constitutes a major impediment to the establishment of peace, stability and prosperity and it also prevents the emergence of a cooperative atmosphere in the South Caucasus. With this in mind, Turkey, as a member of the OSCE Minsk Group, continues to support the efforts towards the peaceful settlement of the NK conflict. Turkey is also working on confidence building measures including ones in the transport sector with a view to creating peace, stability and prosperity atmosphere in the region.

The process that Turkey has initiated with Armenia for the normalization of its relations should also be regarded as the reflection of this interest. The signing of the protocols on October 10, 2009 in Zurich was a major achievement in the direction of building a comprehensive and sustainable peace in the South Caucasus. Turkey has adhered to the protocols and remains committed to the normalization process. Any progress in the NK peace process will reinvigorate the normalization process between Turkey and Armenia.

Turkey enjoys excellent neighborly relations with Azerbaijan and Georgia. The three countries are engaged in substantial regional cooperation projects like the Baku–Tbilisi–Ceyhan (BTC) oil pipeline (operational since 2006), Baku–Tbilisi–Erzurum (BTE) gas pipeline (operational since 2007) and Baku–Tbilisi–Kars (BTK) railway project.

CENTRAL ASIA

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics (CAR).

Today, Turkey’s cooperation with CAR countries has reached a strategic partnership level in various fields. Since 1991, Turkey’s desire for a stable, independent and prosperous Central Asia has guided policy priorities in the region towards building free market economies and functioning democracies. Turkey believes that a secure and democratic Central Asia will be in the interest of the region as well as the world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan and Kazakhstan, as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s economic and trade relations have reached a new horizon with each of them by being either their first or one of their first trade partners. In addition, Turkey’s trade volume with the countries of the region was about $8.8 billion at the end of 2011. Turkish construction companies have completed about $60 billion worth of projects in the region. Turkish direct investments in the region currently exceed $15 billion. Nearly 2,000 Turkish companies are operating on the ground in the region. Moreover, the total of loans given to the countries in the region through Eximbank is more than $1 billion. Additionally, the Turkish Cooperation and Development Agency has granted one third of its development assistance to this region, worth of approximately $1 billion in the last 20 years. Further, there are many Turkish state and private schools, as well as universities in the region.

Turkey spearheaded the process of The Summits of Turkic Speaking Countries’ Heads of States, which has been held since 1992, with a view to increase the solidarity and cooperation among the Turkic speaking countries. This process was rendered into an institutional structure through the Establishment of the Cooperation Council of Turkic Speaking States in 2010. The Secretariat of the Council, whose headquarter is in İstanbul, started its activities.

The International Organization of Turkic Culture (TURKSOY) was established in 1993 for the purpose of protecting Turkic culture, art, language and historical heritage and introducing these values to the world and transferring them to the younger generations.

Given the critical geopolitical location and proximity to Afghanistan, countries in the region may face financial and security issues. Turkey is closely working with these countries to help them to strengthen their security environment through providing financial assistance and military training to these countries.

Turkey encourages steps taken in the fields of democracy, rule of law and human rights in the Central Asian countries and believes that such steps will contribute to their stability, security and the process of integration of these countries with international community.

AFGHANISTAN

Turkey has traditional ties of close friendship with Afghanistan and deems it essential to uphold the sovereignty, independence, territorial integrity and national unity of Afghanistan.

Turkey has participated in the International Security Assistance Force (ISAF) in Afghanistan since its inception and assumed the command of ISAF-II (June 2002-February 2003) and ISAF-VII (February-August 2005). Turkey continues its active participation in ISAF by assuming the leadership of the Regional Command in Kabul for the third time from November 2010 to November 2011. Given Afghanistan’s special place in Turkish foreign policy and the central role the Regional Command in Kabul has been playing in establishing security and stability in this country, Turkey has decided to extend its term in the Regional Command in Kabul leadership for another year, until November 1, 2012. Turkey’s military presence in Afghanistan has increased to around 1,825. Turkey’s contributions to the training and equipping of the Afghan National Army and the Police Force has also increased significantly in 2011. Turkey agreed to provide training to approximately 1,000 Afghan National Police members per year in Turkey (Sivas) beginning July 15, 2011. The Memorandum of Understanding regarding the legal framework of the project was signed by Turkey, Japan, Afghanistan and the United States on March 5, 2011. The official opening ceremony of the first training program was held on July 28, 2011. The value of Turkey’s military aid and donations has reached $100 million since 2001. Turkey has made a commitment of $ 60 million for the 2015-2017 period at the NATO Chicago Summit for the financial sustainment of the Afghan National Security Forces (ANSF).

Turkey’s development assistance project package to Afghanistan is the most comprehensive one in its history. Turkey is a large contributor to reconstruction efforts in Afghanistan on both a bilateral and multilateral basis, especially in the fields of health, education, agriculture, sanitation and infrastructure. Turkey’s capacity building efforts include the training of the Afghan National Security Forces in Afghanistan and Turkey.

Turkey pledged $100 million to Afghanistan in the 2008 Paris Conference, raising Turkey’s development assistance to Afghanistan to $200 million. Turkey continues to use these funds to contribute to Afghanistan’s development. After the completion of the ongoing projects, half of the value of Turkey’s total pledge will have been spent on reconstruction efforts. Turkey has also made a commitment of $150 million for the term 2015-2017 in Tokyo Conference.

Turkey has built, equipped or repaired 17 health centers in Afghanistan. Over one million Afghans have received medical treatment in these health centers. Currently two hospitals and four clinics are operated by Turkey. Nine fully-equipped ambulances have been donated.

The Turkey-led Kabul Regional Command regularly conducts CIMIC activities, which include extending medical services and donations in its area of responsibility (AOR). The Turkish military contingent has thus provided health services to over one million Afghans. 358 Afghan military personnel or their family members have received health treatment at hospitals in Turkey. Annually, approximately 200 Afghan civilian patients are offered free medical treatment in Turkey. About 25 Afghan National Army veterans severely injured during military operations have received treatment and rehabilitation at the specialized military hospitals in Turkey.

In support of education in Afghanistan, Turkey built, repaired or furnished 78 elementary and secondary schools with 466 classrooms in various provinces of the country. Approximately 65,000 Afghan students benefit from these facilities. The construction and furnishing of nine new schools are under way. The Turkish Ministry of National Education and the Ministry of Education of Afghanistan jointly operate a girls’ school in the Jawzjan province where Turkish and Afghan teachers provide education to approximately 460 students. A midwife education center has been established in Maymeneh (Faryab province) and a midwife training program was initiated in January 2010. Operating costs are met by the Turkish Government. A public education center has been constructed and furnished in Mazar-e Sharif. 1,211 higher education scholarships have been awarded to Afghan students through various government programs since 2003. Currently, 583 Afghan students benefit from these scholarships in Turkish universities. Since 2003, 208 scholarships (40 on vocational training) have been granted for theology faculties. Special vocational training courses are offered to Afghan women.

In order to support the reconstruction efforts in Afghanistan, the first Turkish Provincial Reconstruction Team (PRT) was established in Wardak and became operational in November 2006. The Turkish PRT carries out substantial projects in order to contribute to the economic development and reconstruction of the province as well as capacity building at the local level. As a further step in Turkey’s commitment to the reconstruction of Afghanistan, A second Turkish PRT entered into service in June 2010 in the city of Shibirgan and operates in the Jawzjan and Sar-i Pul provinces.

Encouraging regional cooperation not only constitutes a significant aspect of Turkey’s overall vision for South Asia, but it is also one of the pillars of its comprehensive strategy towards Afghanistan. With this understanding, Turkey hosted twenty major international meetings in support of regional and international cooperation with a particular focus on Afghanistan in 2010, including three summit level meetings and several ministerial meetings, such as the summit held on December 24, 2010 by the Presidents of Turkey, Afghanistan and Pakistan in Istanbul. At the December summit, the parties took tangible steps in the fight against terrorism, economic cooperation and partnership in disaster management, including a framework agreement aiming to enhance the capabilities of the three countries to cooperate in these areas and agreements for the establishment of a Counter-Terrorism Excellency Center, cooperation between the police departments of the three countries and cooperation in counter-narcotics.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved in time into a solid platform for multidimensional cooperation among Turkey, Pakistan and Afghanistan. It is supported by the “Istanbul Forum” which forms the private sector cooperation leg of the Process. The Trilateral platform allows the development of multi-dimensional cooperation in areas such as the economy, development, security, education and training, while it provides for enhanced contacts across a wide spectrum, including among parliamentarians, businessmen and members of the media. The fifth Summit of the Trilateral Summit Process took place in Istanbul on December 24, 2010. On the basis of the joint decision of the Presidents of Turkey, Afghanistan and Pakistan taken at the fifth Trilateral Summit, a Trilateral Military Live Exercise on Urban Warfare was conducted at the Tuzla Infantry School in Istanbul on March 19-26, 2011. Furthermore, a trilateral disaster response exercise was conducted in February 2012. The exercise provided yet another opportunity to bolster result-oriented cooperation among the three countries. The sixth Trilateral Summit among Turkey-Afghanistan-Pakistan was held on November 1, 2011. The seventh Trilateral Summit is planned to be held before the end of 2012.

Furthermore, Turkey took a bold step by bringing together Afghanistan and its neighbors at the Summit of Friendship and Cooperation in the Heart of Asia organized in Istanbul on January 26, 2010. In support of enhanced regional cooperation. The Istanbul Summit and its final statement have set out a viable vision for regionally owned enhanced cooperation on a broader level and with a particular focus on Afghanistan.

On May 10, 2011, H.E. Ahmet Davutoğlu, Turkish Minister of Foreign Affairs, hosted a working breakfast with the participation of UN Special Representative of the Secretary General for Afghanistan and the representatives of the regional countries for an exchange of views on the steps to be taken in 2011. The meeting also kicked off the preparations for the “Istanbul Conference on Afghanistan” which was held in Istanbul on November 2, 2011. The Istanbul Process aims at developing regional partnership for a sustainable Afghanistan was initiated in Istanbul Conference. Seven confidence building measures were endorsed in the Kabul Conference which is a component of Istanbul Process. Turkey takes a part in implementation of all the seven measures and leads the Counter Terrorism measure together with United Arab Emirates. In organizing the Istanbul Conference, Turkey aims to build on the region’s shared vision agreed to at the Istanbul Summit of January 2010. Turkey also co-chairs (together with the UN Assistance Mission in Afghanistan (“UNAMA”)) the Regional Cooperation Working Group (“RCWG”) of the International Contact Group on Afghanistan. The RCWG is intended to take forward the notion of regional ownership by bridging the countries of the region and the broader international community. The inaugural meeting of the RCWG was successfully held in Istanbul on June 3, 2011 with representatives from 36 countries and international organizations. RCWG met for the second time in Kabul on June 26, 2011 under the co-chairmanship of Turkey and UNAMA.

Both the Trilateral and the regional processes have engendered further associated meetings and events which have helped to bring about a positive and cooperative climate between Afghanistan and its neighbors.

ASIA-PACIFIC

In view of the growing economic and political significance of the Asia-Pacific region, Turkey has been implementing a new approach in its relations with the countries of the region, broadly referred to as “opening-up to the East Asian and the Pacific countries” that has gained considerable pace and depth in recent years. The main elements of the approach include, fostering economic and trade relations, enhancing political dialogue mainly through consultation mechanisms, completion of legal infrastructures and strengthening cultural ties.

During the last decade, high-level bilateral visits were intensified and the number of scholarships allocated to the countries in the region increased. Moreover, Turkish Airlines has extended its destinations and flight frequencies in the region and TİKA (Turkish International Cooperation Agency) has increased its development projects, especially with regard to the Pacific Island countries.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and South Korea have notably increased both economically and politically.

The relations with China, which is Turkey’s largest trading partner in East Asia, as well as with Indonesia and South Korea, have been elevated to a strategic level in 2010, 2011 and the beginning of 2012 respectively.

Turkey also enjoys amicable relations with the members of the Association of Southeast Asian Nations (“ASEAN”). Covering the world’s third largest population (600 million) with 4.46 million kilometer squares of surface area and a GNP of $1.8 trillion ($3 trillion USD in PPP terms), the ASEAN region is of special importance. In this regard, Turkey aims to develop its ties with the ASEAN countries in every possible field, in particular with Indonesia, Malaysia, Singapore, Philippines, Thailand and Vietnam.

Parallel to the efforts at the bilateral level, Turkey is also taking necessary steps to develop its ties with the regional organizations which are active in this part of the world, namely the ASEAN and the PIF (Pacific Islands Forum). Hence, Turkey became a party to the ASEAN Treaty of Amity and Cooperation (TAC) in July 2010 in Hanoi during the 43rd ASEAN Meeting of Foreign Ministers. Furthermore, Turkish Ambassador in Jakarta has been accredited to the ASEAN. The target is to establish a “Dialogue Partnership” with the ASEAN which is the highest level of institutional relationship with the association.

Moreover, Turkey has become a Development Partner of the PIF as a first step for deeper relationship with the Pacific Island Countries. The next step is to become a Post-Forum Dialogue Partner.

AFRICA

On the basis of the “African Outreach Program”, Turkey has been intensifying its relations with the African countries through reciprocal high level visits at every level, signing of agreements covering a wide spectrum of matters, exchange of technical delegations, development assistance and humanitarian aid.

Turkey became an observer country to the African Union in 2005. Turkey-Africa relations have gained considerable momentum since the declaration of Turkey as a strategic partner of the Continent by the African Union in January 2008, and the First Turkey-Africa Cooperation Summit held in Istanbul, in August 2008. According to the follow-up mechanism established at the 2008 Summit, Turkey organized the First Ministerial Review Conference of Turkey-Africa Partnership on December 16, 2011, in Istanbul.

53 countries participated in this Conference which provided an excellent opportunity to review the developments achieved since 2008 and to discuss the future perspectives in the Turkish-African partnership. In addition to this, the Conference once more strongly underlined the joint commitment of Turkey and the African continent to further their relations in bilateral and multilateral arenas to the benefit of their peoples based on equality and partnership. A Communiqué, on which Ministers unanimously agreed, was adopted as a result of the Conference.

As an important step in Turkey’s strategy in Africa, since May 2009, Turkey opened 19 new Embassies in Africa. Turkey currently has 31 Embassies in the continent of which 26 are in Sub-Saharan Africa. Most recently Turkish Embassies in Niamey (Niger), Windhoek (Namibia), Libreville (Gabon) and Ouagadougou (Burkina Faso) have become operational. Turkey plans to have in total 34 Embassies in the African continent by the end of 2012.

Currently 17 African countries have Embassies in Turkey and 16 African countries have declared their decisions to open up Embassies in Ankara.

Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy and environment. The total trade volume between Turkey and African countries amounted to nearly $19.1 billion in 2011. This figure has reached almost $7.5 billion with the Sub-Saharan African countries, in 2011, setting a new record.

The Turkish International Cooperation Agency (TICA) is the key governmental agency carrying out humanitarian and development assistance. TICA’s major task is to support development projects to be completed in cooperation with host, neighboring and wider regional countries in Sub-Saharan Africa. Its programs range from food support to technical development projects.

TICA opened Program Coordination Offices in Addis Ababa, Khartoum and Dakar respectively in 2005, 2006 and 2007. TICA Offices in Tripoli and Mogadishu have been operational in 2011. TICA, which is active in 37 African countries with its projects in various fields, will open new offices in Africa in 2012.

The total amount of Turkey’s development assistance (official and NGO) to Sub-Saharan African countries was $39 million in 2007 and $96 million in 2009. In 2010, the total amount of Turkish development assistance to Sub-Saharan African countries was approximately $102 million, almost half of which was assumed by Turkish NGOs.

Turkish construction firms as of the end of June 2012 have undertaken nearly $43 billion worth of projects, most of which are in various North African countries.

In Sub-Saharan Africa, Turkish Airlines is flying to Khartoum, Addis Ababa, Lagos, Johannesburg, Cape Town, Nairobi, Dakar, Dar es Salaam, Entebbe and Accra. Also Mogadishu and Kigali flights were added to this list in 2012.

LATIN AMERICA

Aware of the rising importance of the Latin American and the Caribbean region in world economy and politics, Turkey, since the late 1990s, has been pursuing a strategy to open up to the region, not only to improve the visibility of Turkey in the continent, but also to expand the network of its cooperation at the bilateral level as well as with the regional and international fora.

At the bilateral level, Turkey, firmly believing in the importance of frequent high-level visits and the conclusion of agreements in order to complement the legal framework of its relations, has come a long way in enhancing its bilateral political, economic, commercial, cultural and defense relations with the regional countries. In 2011 alone, there were three official Presidential visits from Argentina, Brazil and Colombia. In the last few years, Turkey’s relations with Brazil have been elevated to the level of strategic partnership. Turkey’s economic and trade relations with the countries of this region have displayed a remarkable increase and the overall trade volume exceeded $7.9 billion as of the end of 2011.

Turkey has increased the level of its diplomatic representation in the region by opening three new Embassies (Bogota, Lima and Quito) in addition to the existing 6 embassies as well as a Consulate General in Sao Paulo. Preparations to open two new Embassies in the Dominican Republic and Panama as well as a Consulate General in Rio de Janeiro are also underway. Through such enhanced representation, Turkey will be better equipped to further its relations and cooperation with the broader region.

Direct Turkish Airlines flights between Istanbul and Sao Paulo since 2009 have also played a pioneering role in this respect. These flights are instrumental in increasing the level of tourism between the two countries. Turkish Airlines intends to widen the scope of its destinations in the region.

Turkey is working to expand its economic and commercial ties with the region. In 2010, the overall trade volume was $5.4 billion. Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with other countries of the region as well as with MERCOSUR (Southern Common Market).

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States (OAS) and the Association of Caribbean States (ACS) and intends to establish institutional ties with the Caribbean Community (CARICOM). Turkey already established a Political Dialogue and Cooperation Mechanism with MERCOSUR in December 2010.

ECONOMY

BACKGROUND

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.

Turkey’s real GDP annual growth rate averaged approximately 3.5% during the period from 2007 to 2011. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. According to TURKSTAT data, M2/GDP rose from 40.9% in 2007 to 51.4% in 2011. In addition to this, Turkey’s long-term gross external debt levels rose in absolute terms from $207.3 billion in 2007 to approximately $222.6 billion in 2011. See “Debt-External Debt and Debt Management” for details.

In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and trade by the Republic with states consisting of the Commonwealth of Independent States (“CIS”) (Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.

Global Financial Crisis

Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. See “Gross Domestic Product”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastricht criteria since 2004. In addition to prudent fiscal policies, the Republic’s strong banking sectors was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported their respective banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. Considering these developments, the turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt to GDP ratio and strong banking sector. However, as the EU sovereign debt crisis has spread beyond the euro zone periphery to larger economies, such as Spain, growth in the countries comprising the euro zone has significantly decreased, especially in Germany, Turkey’s largest export partner. Additionally, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on the Republic’s economy or assets.

The Republic took measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemption to cars more than 30 years old; and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155). The tax exemption for cars over 30 years old was extended until December 31, 2011 (published in Official Gazette on August 1, 2010; No. 27629).

A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Law No, 27171; Council of Minister’s Decision No. 2009/14802). Both tax reductions were initially effective until June 15, 2009, and were then extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund (“RUSF”) levied on consumer credits from 15% to 10% was also published in the same Official Gazette. RUSF was increased by another 15% on October 28, 2010 (Council of Minister’s Decision No. 2010/974, published in Official Gazette No. 27743).

A package including value added tax cuts levied on the sale of real estate, electronic, furniture and industrial machines was published in the Official Gazette on March 29, 2009 (No. 27184). This package extended to, among others things, automotive components, telephone equipment and certain types of furniture with the Council of Minister’s Decision No. 2009/14881 which was published in the Official Gazette on April 14, 2009 (No. 27200). The package was valid from March 30, 2009 to July 30, 2009.

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly. Law No. 5909 and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The burden of the various stimulus packages on the budget is estimated to be approximately 2.1% of GDP in 2009 and 1.9% of GDP in 2010.

An employment package of employment incentives was published in the Official Gazette (No. 26887) on May 26, 2008. According to this package, starting from May 2008, the employer’s share of social security premiums of young and women workers who are working pursuant to an employment contract and satisfying certain conditions, will be paid from the Unemployment Insurance Fund for 5 years with decreasing ratios, and the time frame for benefiting from this incentive was extended for one year on February 28, 2009 (published in Official Gazette No. 27155). With the Law No. 6111 (published in the Official Gazette on February 25, 2011; No. 27857), the coverage and the utilization period of such employment incentives were broadened. This incentive is available up to 54 months for men between 18 and 29 and women over 18 from the date of hire and up to 30 months for men over 29 from the date of hire according to such law.

GROSS DOMESTIC PRODUCT

Table No. 1

	Gross Domestic Product
	2007	2008	2009	2010	2011
At constant 1998 prices
GDP (millions of TL)	101,255	101,922	97,003	105,886	114,874
GDP (at current prices)	843,178	950,534	952,558	1,098,799	1,294,893
Turkish Lira/US dollar (annual average)	1.301	1.293	1.547	1.500	1.670
GDP (at current prices, millions of dollars)	648,754	742,094	616,703	731,608	772,298
Population (mid year, in thousands)	70,215	71,095	72,050	73,003	73,950
Per capita GDP (at current prices, in dollars)	9,240	10,438	8,559	10,022	10,444

The Turkish economy experienced robust growth between 2002 and 2007, before the negative effects of the global financial crisis weighed on Turkish industrial production. Economic growth was mainly driven by total consumption and fixed capital investments on the demand side as well as service and industrial sectors on the production side. Improved consumer and business confidence along with reduced interest and inflation rates reflected the sound macroeconomic fundamentals of this period. Also, strong growth rates, lower real interest rates and primary surpluses contributed to the reduction of the general government debt stock. However, during the 2002-2007 period current account deficits increased.

In 2007, GDP growth lost its momentum as a result of severe weather conditions and drought in the agricultural sector. Agricultural value added decreased by 6.7% compared to 2006. Also, a decreasing growth rate in the manufacturing sector contributed to this slowdown. GDP increased by 4.7% at the year end of 2007 compared to 2006. In 2007, the agricultural sector’s share of GDP was 8.5%, compared with 9.3% in 2006, and the services sector was 69.1% of GDP in 2007, compared with 67.8% in 2006. GDP was TL843.2 billion (approximately $648.8 billion) in 2007 at current prices.

On March 8, 2008 the TURKSTAT announced a revision to the national accounts. Following this revision, GNP figures would no longer be published as of the third quarter of 2007. Despite the current liquidity and credit crisis affecting developed countries, the Turkish economy showed a strong growth of 7.0% in the first quarter of 2008. However, beginning in the second quarter of 2008, GDP growth decreased to its slowest pace from the first quarter of 2002. The decline in the agricultural sector was effective in this slowdown. Also, slowdown in the growth rate of the industrial production and construction sector contributed to this decrease in GDP growth. As a result of these developments, the Turkish economy in the last quarter of 2008 entered a four quarter long recession after 27 quarters of successive positive growth. At the end of 2008, as the negative effects of the current global financial crisis weighed more on both the global and the Turkish economy, GDP increased by 0.7% compared to 2007.

The industrial sector, which includes mining, manufacturing and energy, accounted for 22.0% of GDP in

2008, compared with 22.3% in 2007. In 2008, the agricultural sector’s share of GDP was 8.5% and the services sector’s share was 69.6% of GDP in 2008 compared with 69.1% in 2007. GDP was TL950.5 billion (approximately $742.1 billion) in 2008.

In 2009, the negative effects of the global financial crisis were felt markedly on the Turkish economy as was the case for other advanced and emerging market economies. The global financial crisis affected the Turkish economy in four areas, namely i) trade, ii) external resources, iii) credit and iv) expectations. Uncertainty created by the global financial crisis, an economic recession in the Republic’s important foreign trade partners and contraction in domestic and external financing facilities led to a deteriorating economy. . The most drastic effect of the global crisis was realized in the first quarter of 2009, when the Turkish economy contracted by 14.7%. Although contraction in economic activity continued in the second and third quarters of 2009 over the same period of the previous year, the pace of economic contraction was lower. In order to lessen the adverse effects of the global crisis on the economy, a series of expenditure and revenue measures were implemented starting from mid-2008. In addition to this, expansionary monetary policy by the Central Bank eased concerns in the financial markets. With the help of these policy measures and improving international risk perception, the economy grew by 5.9% in the last quarter of 2009. The Turkish economy displayed the most rapid recovery among OECD countries. With the strong growth rate in the last quarter, economic contraction in 2009 was realized as 4.8%.

In 2009, while the agricultural sector value added increased by 3.6% annually, industrial and services sectors decreased by 6.9% and 3.2% respectively, compared to 2008. In 2009, the share of agriculture in GDP increased to 9.1% as its value added increased, while the industrial sector accounted for 21.1% of GDP in current prices compared to 22.0% in 2008. On the other hand, the services sector’s share rose by 0.2% and reached to 69.8% compared to 2008.

In 2010, the Turkish economy showed continued signs of recovery from the global financial crisis. The gradual decrease in interest rates and inflation played a major role in such recovery. The value added of the agricultural sector, industrial sector and services sector increased by 2.4%, 12.8% and 8.6%, respectively. The share of these sectors in GDP was 9.5%, 21.8% and 68.8%, respectively. The GDP growth rate was realized as 9.2% in 2010 which marks the highest growth rate of GDP since 2004.

In 2011, in spite of the worsening economic conditions for many countries in Europe, notably in the first half of the year, the economy grew at a strong pace, mainly driven by credit expansion and favorable external funding conditions. In the first half of 2011, value added of the agricultural sector, industrial sector and services sector increased by 6.1%, 11.5% and 10.3% respectively, and GDP growth rate was 10.4%. However, such an increase in the domestic economy raised concerns for a potentially large current account deficit. Therefore, the CBRT and BRSA took cautionary measures against robust credit growth in order to cool down the economic activity and to shrink the current account deficit. In the second half of 2011, effects of those measures slowed down the pace of growth and the GDP growth rate was 6.8%. At the end of 2011 the sectors growth rates were recorded as 5.3%, 9.2% and 9.0% respectively and the annual GDP growth rate was 8.5% percent which indicate strong economic activity in spite of measures taken. In 2011, agriculture, industrial sector and services sector accounted for 9.2%, 22.6% and 68.2% of GDP respectively. The average GDP growth rate in 2007-2011 period was 3.5%.

Table No. 2

	Gross Domestic Product
	GDP at Current prices (in millions of TL)	Percentage change from prior year (%)	GDP at Current prices (in millions of US$)	Percentage change from prior year (%)	GDP at Constant prices (in millions of TL)	Percentage change from prior year (%)
Years
2007	843,178	11.2	648,754	23.2	101,255	4.7
2008	950,534	12.7	742,094	14.4	101,922	0.7
2009	952,559	0.2	616,703	-16.9	97,003	-4.8
2010	1,098,799	15.4	731,608	18.6	105,886	9.2
2011	1,294,893	17.8	772,298	5.6	114,874	8.5

The following table presents changes in the composition of GDP at constant prices for the periods indicated:

Table No. 3

	Composition of GDP by Sectors
	2007	2008	2009	2010	2011
Agriculture	8.5	8.5	9.1	9.5	9.2
Industry	22.3	22.0	21.1	21.8	22.6
Mining	1.4	1.6	1.6	1.6	1.7
Manufacturing	18.8	18.0	16.8	17.6	18.4
Energy	2.1	2.4	2.6	2.6	2.5
Services	69.1	69.6	69.8	68.8	68.2
Construction	5.4	5.2	4.2	4.7	5.0
Trade	16.2	16.1	14.7	14.9	15.8
Transportation and Communication	15.6	15.8	14.7	14.7	15.0
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT, Ministry of Development

Note: Taxes and FISIM have been excluded.

The following table presents real growth in output for GDP for the periods indicated:

Table No. 4

	GDP Growth by Sector (at 1998 prices)
	2007	2008	2009	2010	2011
Agriculture	-6.7	4.3	3.6	2.4	5.3
Industry	5.8	0.3	-6.9	12.8	9.2
Mining	8.1	5.4	-6.7	4.7	3.9
Manufacturing	5.6	-0.1	-7.2	13.6	9.4
Energy	6.8	3.7	-3.4	7.3	8.8
Services	6.3	1.2	-3.2	8.6	9.0
Construction	5.7	-8.1	-16.1	18.3	11.2

Trade	5.3	-1.5	-8.6	11.7	11.0

Transportation and Communications	7.1	1.5	-7.2	10.6	10.8
GDP	4.7	0.7	-4.8	9.2	8.5

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

The industrial sector value added increased by 5.8% in 2007. Total industrial production increased by 7.0% and the private sector capacity utilization ratio was approximately 80.8%. In the same year, value added increased by 5.6% in the manufacturing industry.

In 2008, the industrial sector value added increased by 0.3%. In the same year, value added decreased by 0.1% in the manufacturing industry. In 2008, the industrial sector accounted for 22.0% of GDP and 21% of total civilian employment.

As the economy experienced the effects of the global financial crisis, total industrial production and manufacturing industry production in 2009 decreased by 9.9% and 11.3% respectively and industrial sector’s value added in GDP decreased by 6.9%. In parallel to these developments, the manufacturing industry capacity utilization rate decreased by 10.2% compared to 2008 and was realized at 65.0% on average in 2009. However, seasonal and calendar adjusted industrial production tended to increase from the beginning of April 2009. In 2009, the industrial sector accounted for 19.2% of total civilian employment.

In 2010, the industrial sector’s value added increased by 12.6%, in line with the domestic economy’s continued recovery from the global financial crisis. Total industrial production and manufacturing industry production increased by 13.1% and 14.4%, respectively, in 2010.

The industrial sector value added increased by 7.2 % in 2011. Total industrial production and manufacturing industry production increased by 8.9% and 9.2%, respectively. The manufacturing sector capacity utilization rate was 75.4%.

The following table presents industrial output for selected products for the periods indicated:

Table No. 5

	Industrial Output (Millions of TL.)
	Years				% Change
	2007	2008	2009	2010	08/07	09/08	10/09
Hard Coal	551	677	707	803	23	4	14
Lignite	3,774	4,646	4,014	4,980	23	-14	24
Natural Gas	313	450	340	301	44	-24	-11
Iron Ores	424	530	461	624	25.0	-13	35
Lead, Zink, Tin Ores	101	121	21	83	20	-83	305
Other Non Iron Metal Ores	375	858	697	998	129	-19	43
Marble and Building Stones	482	580	616	1,104	20	6	79
Limestone and Gypsum	422	447	393	405	6	-12	3
Granules and Pebble Stones	899	925	804	1,010	3	-13	26
Other Minerals	343	337	399	640	-2	18	60
Beef (Fresh or Cooled)	898	966	854	1,679	8	-12	97
Poultry (Fresh or Cooled)	2,953	2,981	3,988	4,896	1	34	23
Cigarette	2,946	2,703	3,154	2,717	-8	17	-14
Cotton Yarn	4,628	3,591	3,786	5,827	-22	5	54
Cotton Weaving Fabric	3,942	3,613	3,390	3,969	-8	-6	17
Rough Aluminum	399	464	300	567	16.8	-35.6	89
Tractor (37 kw < engine power < 59 kw)	559	268	—	474	-52.1	—	—
Automobile (1500 cm3 ≤ cylinder volume ≤ 3000 cm3	8,331	9,195	7,788	9,902	10	-15	27
Tankers	274	1,651	1,382	205	502	-16	-85

Source: TURKSTAT

Note: All of industrial output is described as production values. 2011 data is not yet available.

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources. Thus, it forms a natural energy bridge between the source countries and consumer markets and stands as a key country in ensuring energy security through diversification of supply sources and routes, considerations that have gained increased significance in the world today.

In 2008, Turkey imported 72% of its total energy requirements. In 2009, Turkey imported 77% of its total energy requirements and petroleum imports constituted 31.9% of total energy consumption. In addition, in 2011, Turkey imported 16.8 million metric tons oil equivalent of coal and 39.5 million metric tons oil equivalent of natural gas.

While Turkey was once dependent on Iraq for approximately 64% of its crude oil imports, such dependence has been increasingly limited. Approximately 12% and 17% of Turkey’s crude oil imports originated from Iraq in 2010 and 2011, respectively.

The following table presents Turkey’s oil imports by sources for the years indicated:

Table No. 6

Oil Imports (million tons)

	2007	2008	2009	2010	2011
Iraq	0.9	1.7	1.7	2.0	3.0
Iran	8.9	7.9	3.2	7.3	9.2
Libya	0.3	—	0.1	—	—
Saudi Arabia	3.3	3.4	2.1	1.9	1.9
Russia	9.3	7.1	5.8	3.3	2.1
Syria	0.2	0.5	0.2	0.4	0.2
Azerbaijan	—	—
Georgia	—	—
Kazakhstan	0.1	—	0.5	1.8	1.1
Italy	0.4	—	0.2	0.1	0.1
Others	—	1.2	0.4	—

Total Crude Oil Imports	23.4	21.8	14.2	16.9	18.0
Petroleum Products Imports	13.0	13.6	13.6	13.9

Source: Energy Market Regulatory Authority (EMRA)

Energy development and power generation have been priority areas for public investment. In particular, in the early 1980s Turkey embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolias, and Turkey is continuing to develop hydroelectric sources. The GAP project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). The total cost of GAP is expected to be $24.5 billion (excluding expropriation and overhead costs). As of December 31, 2011, the installed capacity of GAP hydropower plants in operation was 6,629 MW (75% of the total installed capacity of GAP). In addition, as of December 31, 2011, approximately 15% of the total irrigation was completed, 6% was under construction and 79% was at the planning and final design level. A major portion of GAP is expected to be completed by the end of 2012.

Market Reform and Restructuring

Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments in such sector since 2001. The Energy Market Regulatory Authority (“EMRA”), established in 2001, regulates the electricity, natural gas, petroleum and liquefied petroleum gas (“LPG”) markets pursuant to the provisions of the Natural Gas Market Law and Electricity Market Law. Independent market regulation and supervision provided by EMRA is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquefied natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents approximately 2%

of the total domestic demand. Consequently, nearly 98% of natural gas demand is satisfied by import. The Petroleum Pipeline Corporation of Turkey (“BOTAŞ”) is Turkey’s main natural gas importer. At present, BOTAŞ has 8 long-term sale and purchase contracts with 6 different supply sources.

In 2011, primary natural gas supply amounted to 44 billion cubic meters (“bcm”). By the end of 2011, power plants fired by natural gas represented 26.5% of total installed capacity and in 2011, and power generated by natural gas represented 47.8% of Turkey’s total power generation. Distribution is carried out by local distribution companies. As of the end of 2011, 62 cities were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 61 bcm in 2020.

In 2011, Turkey imported 25.4 bcm of natural gas from the Russian Federation, 8.1 bcm of natural gas from Iran and 3.8 bcm of natural gas from Azerbaijan. Turkey also imported 4.1 bcm and 1.2 bcm of natural gas equivalent of LNG from Algeria and Nigeria, respectively.

A Natural Gas Sales and Purchase Agreement for the delivery of 4 bcm of Egyptian natural gas to Turkey through an offshore pipeline was entered into with Egypt in 2001. Turkey also has an agreement for transporting 10 bcm of Iraqi natural gas to Turkey after the development of the gas fields in Iraq. Currently, the supply of natural gas to Europe via Turkey is being evaluated.

As a consequence of the three year negotiations being carried out between Turkey and Azerbaijan, the agreement for gas purchase and transmission from Azerbaijan, within the scope of Trans Anatolia Pipeline Project, was signed on October 25, 2011. The Trans Anatolia Pipeline Project is planned to be operational at the beginning of 2018 and will be critical to meet the natural gas demand of both Turkey and Europe. Upon operation, this project would be the first to take gas from the Shah Sea and transmit it to Europe from Caucasus as an alternative to Russian gas. 6 bcm of the 16 bcm of gas to be taken from the Shah Sea is planned to be used in Turkey and the remaining 10 bcm is planned to be transmitted to Europe through Turkey. Thus, Turkey will become a strategic country for European energy supply security.

Turkey signed two documents with Syria in August and December 2009 with a view to completing in the near future a pipeline connection between the two countries, so that Turkey can obtain Syrian gas and also supply such gas to Europe. Plans to complete such pipeline connection are on hold.

Turkey’s domestic natural gas transmission system is approximately 12,440 km in length. By the end of 2011, the number of firms with a transmission license reached 62. Although the supply of gas has not started, transmission auctions in 7 of the provinces have been completed and 12 transmission auctions have been planned, but have not been held yet. The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to this law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.

In the framework of the Natural Gas Market Law, four offers for the transfer of 4 bcm/year of natural gas were received and completed in 2009. BOTAŞ launched a tender for the transfer of 6 bcm/year of natural gas on May 13, 2011, however, such transfer was not completed due to a lack of offers.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. This law provides a framework for the establishment of institutions and provides the following structural regulations:

•

Creates and maintains the EMRA, as an independent agency, governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.

•

Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading) and retail) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.

•

Provides competition, since March 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 Gigawatt Hour (“GWh”). This eligibility threshold was re-determined in January 2007 as 3 GWh, in January 2008 as 1.2 GWh, in January 2009 as 0.48 GWh, in January 2010 as 100.000 Kilowatt Hour (“kWh”) and in January 2011 as 30.000 kWh (75% market openness). The Electricity Market and Security of Supply Strategy paper, dated May 2009 which was prepared under the coordination of the Ministry of Energy and Natural Resources (“MENR”) with participation and contributions by relevant stakeholders. provides that the threshold level will be decreased on a regular basis in order to increase market openness rate in electricity consumption. Accordingly, industrial users were fully eligible by the end of 2011 while non-industrial users will become fully eligible by the end of 2015.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.

Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment. There are 21 plants in operation based on the BOT Model with total capacity of 2,419.8 MW, whereas approximately 6,101.8 MW of capacity was built through the BOO Model. Two plants comprising a total of 747.5 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows MENR to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. As of the end of 2011, approximately 156 auto-producing plants generated an annual power output corresponding to approximately 5.3% of Turkey’s total electricity generation and 334 Independent Power Producers (“IPP”) generated 62.458 MWh which constituted approximately 27.2% of Turkey’s total electricity generation in 2011.

Turkey consumed 230.3 billion kWh of electricity in 2011. Installed capacity has reached 52.9 GWh in 2011 while demand increased by 9.4% in the year 2011 and the increase of electrical energy demand has been realized as 8.2% in 2011. Electricity demand is projected to increase annually between 6.6% and 7.6% until 2020.

With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate law was enacted in May 2005 to promote renewable-based electricity generation within the market. Law No. 5346 introduced feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system was only a transition scheme and market-based mechanisms are expected to be used eventually. Supporting mechanisms such as feed-in tariffs, purchase obligation, connection priorities, lower license fees and exemptions and various practical conveniences in project preparation and land acquisition are defined in the law, in conformity with EU legislation and practice. These mechanisms have facilitated the development of power plants based on renewable energy sources particularly small hydro and wind plants. In this context, a crucial number of investors applied to EMRA to for licenses especially for the small hydro and wind plants.

With the Bylaw on Competition for the Applications of the Wind Power Plant Projects (Official Gazette: September 22, 2010, No.27707), principles and procedures related to applications for projects to be connected to the grid are determined. Within the context of this Bylaw, eligibility criteria is determined by the declared RES (Wind Power Electricity Generation Plant) contribution margin to be paid for each kWh of electricity to be generated.

According to the Amendment to Law on Utilization of Renewable Energy Resources for the Purpose of Generating Electrical Energy (No. 6094) (Official Gazette: January 8, 2011, No. 27809), a new support structure was introduced with varying prices for different renewable based electricity generation, namely: 7.3 US cents per kWh for hydro and wind, 10.5 US cents per kWh for geothermal and 13.3 US cents per kWh for solar and biomass (including waste gases). In addition, MENR issued the By-law on the Domestic Production of the Equipment Used in Facilities Producing Electrical Power with Renewable Energy Resources published in the

Official Gazette dated June 19, 2011 (No. 27969) to provide certain support of between 0.4 to 3.5 US cents per kWh to power plants for the utilization of domestically manufactured technical equipment. Additionally, MENR also issued the By-law on Electricity Generating Facilities Based on Solar Power which identifies the standards, testing and audit methods for equipment used in solar power plants in the Official Gazette dated June 19, 2011 (No. 27969). Moreover, the EMRA issued the By-law on Production of Electricity in Electricity Market without License in the Official Gazette dated July 21, 2011 (No. 28001) which identifies methods and principles to be applied for cogeneration facilities that produce electricity for its own needs and renewable energy based facilities with installed capacity below 500 kW and micro cogeneration facilities which are all exempted from license requirements. This law also defines methods and principles for unloading excess electricity into the system. Similarly, EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources which identifies methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities (Official Gazette dated July 21, 2011 (No. 28001).

The share of renewable energy sources in total electricity generation was realized as 25% and total wind capacity reached 1.7 GW in 2011.

On June 5, 2009 a $500 million loan and a $100 million loan (Clean Technology Fund) was provided by the World Bank in order to encourage investors to construct generation plants with renewable energy resources. Such investors, who will construct power plants using hydro, wind, solar, geothermal and other renewable energy resources, can apply for such loan through the Turkish Industrial Development Bank and Turkish Development Bank.

The Law of Geothermal Resources and Spring Waters which is Turkey’s other renewable energy program was enacted on June 13, 2007. This law aims to promote investigation, exploration, development, production, and protection of geothermal resources in a sustainable and effective manner. Integrated use of geothermal, re-injection of geothermal after usage for the efficiency and protection of environment are regulated under this law.

Privatization of the bulk of the publicly held installed capacity in the power generation sector was initiated in 2011. Transmission ownership and market operation functions will remain under government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the nature of the transmission activity.

Efforts to increase private sector participation in the power sector is a critical issue in the current stage of the ongoing transition to a fully competitive market framework. The Turkish Electricity Distribution Company (“TEDAS”) was restructured in 2006 and divided into 21 distribution companies. Tenders for all distribution regions have been concluded, 13 were transferred to the private sector, and the transfer process is continuing for the remaining 8 companies. Distribution companies are the sole suppliers to ineligible consumers and are obliged to unbundle their generation and retail activities into separate companies by the beginning of 2013.

The electricity sector in Turkey was dominated by three state-owned companies, covering generation, trading and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”), Electricity Generation Corp. (“EÜAŞ”) and Turkish Electricity Trading and Contracting Corp. (“TETAŞ”). As of end of 2011, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. Moreover, about 55% of electricity generation was held by the private sector in 2011. In 2008, the Privatization Authority had privatized 9 small power plants with a total capacity of 140 MW for US510 million. For the 52 river based hydroelectric power plants whose privatization tenders were completed in 19 groups by the Privatization Agency; the transfer of 10 groups (28 plants) was completed, the transfer of 5 groups (12 plants) is in progress and the tenders of 4 groups (12 plants) were cancelled due to insufficient tender prices.

The largest generation company is EÜAŞ, a state-owned company, which held approximately half of all installed capacity in 2011. Independent power producers owned more than 31.1% of total capacity in 2011. Together with auto-producers, they accounted for 36.8% of the total capacity in 2011. BOO, BOT and TOOR power plants (with long term purchase agreements with TETAŞ) had 17.5% of capacity. EÜAŞ has a 40.4% share in installed capacity while the private sector has increased its share to 59.5% in 2011.

The Law on Construction and Operation of Nuclear Power Plants and the Sale of the Energy (Law No. 5710) was printed in the Official Gazette on November 21, 2007 and sets forth rules for the construction and operation of nuclear power plants and the sale of the energy generated. The main purpose of this law is to support investments in nuclear power plants in Turkey. The law introduces a bid procedure for suppliers who want to enter into a energy purchase agreement with the stated owned wholesale company TETAŞ and obtain a generation license for a maximum period of 15 years. The purchased amount will be distributed to legal entities having wholesale and retail licenses with bilateral agreements. This incentive mechanism is considered an important tool for potential investors to take part in nuclear power plant projects.

A bylaw regarding the principles, procedures, and incentives for contracts which will be entered into within the context of the Law on the Construction and Operation of Nuclear Power Plants and the Sale of Energy was printed in the Official Gazette on March 19, 2008. Immediately thereafter, an announcement concerning the construction and operation of nuclear power plants and the sale of such energy to TETAŞ was published in the Official Gazette on March 24, 2008. According to the law and bylaw, TETAŞ held the tender on September 24, 2008 and there was only one bidder. TETAŞ subsequently cancelled the tender.

In order to introduce nuclear power into the generation portfolio, projects are being carried out at bilateral level. An agreement between the Russian Federation and Turkey concerning cooperation in the area of construction and operation of the nuclear power plant on the Akkuyu Site in Turkey was ratified and came into force on December 27, 2010 (OJ Number 27721). The Akkuyu site has been allocated to the project company established under the terms of the agreement.

Turkey acknowledges the need to reduce the energy dependency and to improve energy efficiency. The Energy Efficiency Law (Law No. 5627) was enacted and published in the Official Gazette on May 2, 2007. In this context, several programs aimed at improved energy efficiency are ongoing, while legislative studies are underway with the objective of enhancing the efficient use of energy and energy resources so as to reduce the burden of energy costs on the economy. The Energy Efficiency Strategy Paper (published in the Official Gazette on February 25, 2012, No. 28215) was published in order to increase the effectiveness of energy efficiency studies which had occurred to date and to set concrete objectives for such studies, with an aim to reduce primary energy use at least 20% by 2023.

Similarly, according to the “2010-2014 Strategic Institutional Plan” of the MENR, reducing the energy use of the Turkish economy has been identified as one of its important objectives. The Plan sets to improve energy efficiency and reduce primary energy use by 20% by 2023, compared to use in 2008. Furthermore, in order to increase efficiency and to raise production capacity, rehabilitation and modernization of publicly held power plants by the use of new technologies is to be completed by the end of 2014 according to the plan.

The Ministry of Public Works and Settlement issued a Bylaw on Energy Performance of Buildings (Official Gazette dated December 5, 2008; No 27075) effective as of December 5, 2009 and revised in April 2010 which requires new buildings to meet minimum performance criteria and standards concerning architecture, heat insulation, heating and cooling systems and electrical wiring. According to this regulation an “Energy Performance Certificate” is required as of January 2011 which indicates energy expenses and CO2 emissions for new buildings and buildings to be sold or rented and ranks a building in different classes: A-D. A construction license will not be granted to new buildings having less than a “D” class certification. Furthermore, central heating is required for new buildings having an area of more than 2000 m2.

According to Law No. 4703, Preparation and Implementation of Technical Legislation on Products, the Regulation on Eco Design Requirements for Energy Related Products was published in the Official Gazette No. 27722 on October 7, 2010 by a Decree of Council of Ministers. Under this law, the implementing communiqués for different product groups will be published and implemented by relevant public authorities (for example, communiqués for appliance, motor and lighting manufacturers will be published and implemented by the Ministry of Industry and Trade).

The Electricity Market and Security of Supply Strategy Paper was approved by a High Decision Council on May 18, 2009. This paper sets forth the strategy to develop a well-functioning market in electricity sector by drawing a road map for essential elements for ensuring security of supply and enhancing competitiveness in the rapidly growing electricity market of Turkey. The strategy’s main focus is on security of supply, including a capacity mechanism and targets for utilizing domestic sources for power generation. The strategy also covers market design and includes a road-map for implementing a new wholesale market regime.

According to the strategy paper, electricity produced from renewable sources when compared to all forms of electricity generation is projected to be at least 30% by 2023. In this scope, remaining hydro and indigenous coal potential which could be exploited technically and economically will be utilized to generate electricity energy by 2023. Installed wind power capacity is estimated to reach 20,000 MW by 2023. Utilization of geothermal and solar resources will be extended significantly in electricity generation. Introduction of nuclear power to the generation mix is also envisaged by 2020. The strategy paper states that new interconnection lines will be set up and the capacity of existing interconnection lines will be upgraded so as to advance electricity import and export potential with neighboring countries.

Electricity Interconnections:

Turkey has the following existing interconnections with neighboring countries that are currently in use, and import/export figures are as follows:

•

Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat (Turkey) and Maritsa East (Bulgaria), and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (CESA). 2,094.1 million kWh/year of energy was imported from Bulgaria to Turkey and nearly 621.7 million kWh/year of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with trial synchronous parallel operation between the Turkish power system and ENTSO-E CESA in 2011.

•

Azerbaijan (Nahcievan): There is an 154 kV interconnection line between Babek (Nahcivan/Azerbaijan) and Iğdir (Turkey) which is currently operating in import in isolated region mode. 329.9 million kWh/year of energy was imported at 50-60 MW peak power from Nahcievan to Turkey and 19.4 million kWh/year of energy was exported from Turkey to Nahcievan at 15-25 MW peak power through the Igdir-Babek interconnection line in 2011. As compensation for the energy exported from Turkey to Nahcievan until 2007, a total of 390.9 million kWh of energy was imported from Nahcievan to Turkey from 2007 until December 31, 2010.

•

Iran: There are two interconnection lines; one of which is a 400 kV Khoy (Iran) and Başkale (Turkey) interconnection line and currently operating at 230 kV and the other is a 154 kV Doğubeyazit (Turkey) and Bazargan (Iran) interconnection line, both of which are currently operating in import in isolated region mode. 828.5 million kWh of energy was imported at 80 MW peak power from Iran to Turkey through the Khoy - Baskale interconnection line and 245.9 million kWh energy was import at 40 MW peak power from Iran to Turkey via 154 kV Doğubayazit-Bazargan interconnection line in 2011.

•

Georgia: There is a 220 kV interconnection line between Hopa (Turkey) and Batum (Georgia) which is currently operating in import in isolated region mode. In addition, a 400 kV interconnection line between Borçka (Turkey) and Akhaltsikhe (Georgia) with a DC back-to-back station in Akhaltsikhe is under construction and construction of a new 154 kV transmission line, between Batumi (Georgia) and Muratli (Turkey), with a DC back-to-back station at Georgian side is under consideration. 218.5 million kWh/year of energy was imported from Georgia to Turkey at 300 MW peak power via the Hopa-Batum interconnection line in 2011. A total of 1,135million kWh of energy was imported through this line between January 1, 2007 and December 31, 2011. A total of 1,171.8 million kWh of energy was exported from Turkey to Georgia (Acara) between January 1, 2007 and December 31, 2010.

•

Syria: There is a 400 kV interconnection line between Birecik (Turkey) and Aleppo (Syria) which is currently operated for export with permission granted from ENTSO-E, as of June 18, 2011. In order to increase transfer capacity of such interconnection line, construction of a DC back to back station is in the tender process. 1,170.6 million kWh/year of energy was exported from Turkey to Syria at 250 MW peak power, via the Birecik - Aleppo interconnection line in 2011 A total of 3,190.2 million kWh of energy was exported from Turkey to Syria between January 1, 2007 and December 31, 2011.

•

Iraq: There is a 400 kV interconnection line between PS3 (Turkey) and Zakho(Iraq) which was being used for export to Iraq in isolated mode, but the use of this line was terminated as of January 25, 2011; Moreover, construction of another 400 kV interconnection line between Cizre (Turkey) and Musul (Iraq) is in the tender process. Approximately 41.9 million kWh/year of energy was exported at 300 MW peak power from Turkey to Iraq through the PS3-Zakho interconnection line from 2007-January 2011.

•

Greece: There is a 400 kV interconnection line between Babaeski (Turkey) and Philippi Neo Santa (Greece) which is currently operating in synchronous parallel mode with ENTSO-E CESA). Approximately 838.7 million kWh/year of energy was imported from Greece to Turkey and nearly 1790.2 million kWh/year of energy was exported from Turkey to Greece through the Babaeski-Neosanta interconnection line in connection with trial synchronous operation between the Turkish power system and ENTSO-E CESA in 2011.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated June 1, 2011 (No. 27951), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections.

The Agreement Concerning the Procedure Steps and Measures to Achieve the Interconnection of the Turkish Power System with the Continental Europe Synchronous Area of ENTSO-E was signed between the Republic, the ENTSO-E members: ESO NEAD (Bulgaria), HTSO (Greece), TRANSPOWER (Germany), and German transmission companies (AMPRION) on December 18, 2009 with a ceremony held in Sofia, Bulgaria. Tests using an island mode of operation were performed in the first quarter of 2010, with maximum and minimum load conditions as set forth under a three party Memorandum of Understanding among TEIAS, ESO NEAD and HTSO in March 2010 which specified the actions to be taken during the trial parallel operation period. Following the monitoring by experts of the performance of the Turkish power system by the ENTSO-E according to certain criteria, such trial operations of the Turkish power system and ENTSO-E systems with synchronous parallel connection commenced on September 18, 2010, per the above mentioned Agreement and Memorandum of Understanding.

The trial operation process is planned as 3 successive stages: (1) “Stabilization period”, (2) the “non-commercial electricity trade period” and (3) the “commercial electric trade period together with capacity allocation”. The first and second phases of trial synchronous parallel operation have been completed and the third phase began on June 1, 2011 in accordance with ENTSO-E plenary’s decision. The “Trial Synchronous Parallel Operation Process” is targeted to be completed in the fall of 2012.

According to the Electricity Market and Security of Supply Strategy Paper, electricity transmission connections with neighboring countries which are not ENTSO-E members were envisaged to be realized at asynchronous parallel (DC) operation method. Until the establishment of the required (DC) facilities to provide the asynchronous operation of the electricity transmission connections with the neighboring countries, electricity exchange must be realized at other connection methods.

Crude oil and natural gas pipelines and pipeline projects

As the energy bridge between the east and the west, Turkey has already completed various regional and inter-regional interconnection projects and promotes certain others in order to meet its own energy demand as well as to remain an important actor in the transportation of hydrocarbons.

As an economically feasible and environmentally protective project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is operated under the sponsorship of a group of petroleum companies, collectively BTC Co., formerly known as MEP Participants. BTC Co. is led by BP Exploration (Caspian Sea) Ltd. Other current shareholders include SOCAR, Chevron, Statoil BTC Caspian As, TPAO, ENI, Total, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips, and Hess. An Intergovernmental Agreement among Azerbaijan, Georgia and the Turkey and the Host Government Agreements between the governments of these countries and shareholders of BTC Co., constitute the legal framework of the project.

Since June 4, 2006, the BTC pipeline has operated commercially. As a result of tremendous efforts to complete the pipeline, the first oil reached Ceyhan Marine Terminal (CMT) on May 28, 2006 and the first tanker was commercially commissioned on June 4, 2006. This pipeline provides a route to international markets for oil from the Caspian region, primarily from Azerbaijan and the giant ACG field complex in the offshore Caspian. Furthermore, Kazakh oil had been transported through the BTC pipeline from October 2008 to the end of 2009. As of June 2010, Turkmen oil, approximately 3 – 5% of the total transported quantity of this oil has been transported via the BTC pipeline. The pipeline route is from the Sangachal terminal in Baku, Azerbaijan via Georgia to the Turkish Mediterranean coast at Ceyhan. The total length of the pipeline is 1760 km and the original capacity was 1 mb/d. The capacity of the pipeline has been increased to 1.2 mb/d. From January 1, 2007 to the end of 2011, 1,661 tankers were loaded and a total of 257.1 million barrels of oil were transported in 2011.

The BTC Pipeline, as the pioneer of the east-west energy hub connecting the energy supplies in the Caspian region and Central Asia with Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years with possible extensions of two subsequent 10 year periods.

The South Caucasus (SCP) or Baku-Tbilisi-Erzurum Natural Gas Pipeline (“BTE”), in parallel with the BTC Pipeline, was the first pipeline to carry Caspian gas to Europe. BTE represents the opening of the fourth natural gas artery for continental Europe and beyond. This line is carrying gas produced in Azerbaijan via Georgia to Turkey.

Construction of the BTE was completed on November 26, 2006 and the line became operational on July 1, 2007. SCP started to transport Azerbaijan Shah Deniz project gas to Turkey on July 1, 2007, and cumulatively 19.4 billion m3 of gas was transported to Turkey as of December 31, 2011. As of December 31, 2011, a total of 19.4 bcm of gas was purchased via the BTE. In 2011, average shipment of 10.6 million cubic meters a day via the BTE has been realized.

An Intergovernmental Agreement (the “IGA”) relating to the sale of Shah Deniz Phase II gas to Turkey and the transit passage of natural gas originating from Azerbaijan across Turkey through the development of a standalone pipeline was signed on October 25, 2011 between Turkey and Azerbaijan.

The IGA sets forth two options for transiting natural gas across Turkey; either via the national grid of Turkey or via a standalone pipeline. On December 24, 2011, Turkey and Azerbaijan signed a Memorandum of Understanding concerning the development of such standalone pipeline. The project will have minimum 16 bcm/a capacity and will be scalable to accommodate future natural gas volumes originating and transiting from Azerbaijan. The Trans Anatolian Pipeline (TANAP) Project aims to facilitate feasibility studies on such standalone pipeline. On June 26, 2012, an Intergovernmental Agreement of the TANAP Project was signed between Turkey and Azerbaijan and the Host Government Agreement of the TANAP Project was signed between Turkey and the TANAP project entity. With the signing of these agreements, the legal framework for the transit via a dedicated pipeline, TANAP, in the territory of Turkey is in place.

The EU Commission has assessed the strategic potential of Turkey in transporting oil and gas to European markets. The framework of the EU program is anticipated to initiate activities for a gas pipeline between Turkey and Greece with the objective of establishing the South European Gas Ring which would allow for the resources of the Caspian basin, Russia, the Middle East, Southern Mediterranean countries and other international sources to flow through Turkey to European markets.

As the first step of the South European Gas Ring Project, the Interconnector Turkey-Greece (“ITG”) pipeline was inaugurated on November 18, 2007 with an official ceremony. Following the completion of the pipeline, the first gas delivery to Greece started in November 2007. The interconnection line between the two countries is expected to be extended to Europe through multiple routes.

An agreement between the Italian firm EDISON and the Greek firm DEPA was signed on December 31, 2006 in order to expand the Turkey-Greece Natural Gas Pipeline Project to Italy via a pipeline passing through the Adriatic Sea. DEPA and EDISON established Poseidon Co., as a joint venture operation on June 13, 2008. The trilateral intergovernmental agreement (IGA) was signed for the Interconnector Turkey-Greece-Italy (ITGI) on July 26, 2007. The ITGI Project is forecasted to begin in 2016-2017. On October 19, 2009, a “Joint Declaration” oriented towards the ITGI Project was signed between Turkey and Italy. Both countries reiterated their political support to the project. In the context of the ITGI project, BOTAS, DEPA and EDISON signed a Memorandum of Understanding on June 17, 2010. With the implementation of the Greece-Italy connection, the completion of this project will contribute to the EU’s energy supply security and will serve the EU’s goal to diversify both energy sources and routes.

A route, which is planned to pass through Bulgaria, Romania, Hungary and Austria (the “Nabucco Project”), will be another transport route for Turkey to Europe. To this end, BOTAŞ of Turkey, OMV Gas of Austria, MOL of Hungary, Transgaz of Romania and Bulgargaz of Bulgaria (the “Nabucco Consortium”) signed the Cooperation Agreement in October 2002 in Vienna and technical and economical feasibility studies of the Nabucco Project were completed at the end of 2004 with the financial support of EU TEN Funds. Five partners of the Project established the Nabucco Company Study Pipeline GmbH (NIC) in Vienna in order to develop a project finance model, search suitable incentives for the investors, coordinate marketing activities, and negotiate contracts with the potential suppliers.

In January 2008, the Nabucco Consortium appointed the British Penspen-Group as the engineer for coordinating the entire detailed technical planning for the pipeline project. In the first quarter of 2009 contracts were signed with Local FEED Engineer companies (LFEs) and National Nabucco Companies were established by NIC to conduct studies in each transit country. RWE Midstream GmbH joined the project on February 5, 2008 as the sixth equal share partner. The project is expected to ultimately transport up to 31 bcm of natural gas from sources to the east of Turkey, especially the Caspian Region and the Middle East, through the transit countries of

Bulgaria, Romania and Hungary. The total length of pipeline is expected to be approximately 4,000 km. The construction phase is planned to start in 2013 and operation phase in 2017. The Intergovernmental Agreement of Nabucco Project was signed on July 13, 2009 in Ankara and effective as of August 1, 2010. Each of Hungry, Bulgaria and Turkey have ratified the Nabucco gas pipeline. Project Support Agreements were signed between the Nabucco Companies and the responsible ministries of the five transit countries on June 8, 2011 in Kayseri.

A Memorandum of Understanding dated August 20, 2009 was signed between Turkey and Syria to form a Joint Working Group for interconnecting their natural gas grids. The Memorandum of Understanding refers to selling gas to Syria from Turkey, transiting gas to Syria via Turkey, transiting gas to other Arab Countries via Syria, transiting Egyptian gas to Turkey via Syria and delivering future Syrian gas to Turkey. After the ratification procedure of the Memorandum of Understanding, construction bidding will be held for the Turkish territory (Kilis-Türkoğlu route approximately 70 km.). It is envisaged that the bidding and construction process will be completed by the end of 2012.

The Iraq-Turkey Natural Gas Pipeline Project which aims to develop natural gas fields and transport natural gas to Turkey by a pipeline and then from Turkey to Europe is also being contemplated by the Republic. It is an integrated project including field development, production, gas treatment and pipeline construction. A Memorandum of Understanding on establishment of the Turkey – Iraq Natural Gas Corridor was signed on October 15, 2009. The project aims to deliver Iraqi gas to Turkey in the initial stages and later to the Europe, and also to the world market via the LNG terminal built in Ceyhan. An amendment to the Memorandum of Understanding was signed on September 19, 2010 in Bagdad. It is envisaged that these agreements will be extended for 15+5 years.

In addition to the current oil pipeline, in order to transport oil extracted from the Black Sea, Caucasus and Caspian region to the Mediterranean a new oil pipeline, named Samsun-Ceyhan is planned for construction. The Project aims to ease the traffic in the Turkish Straits which has been reached the maximum capacity for safe transportation. The license to construct the Samsun-Ceyhan Oil Pipeline was granted to the Çalik Energy Cooperation. The license was approved by the Council of Ministers on April 10, 2006. Eni International B.V. became a partner to 50% of the pipeline on November 17, 2006. The pipeline has a 55 million ton/year capacity, (maximum 70 million ton/year) and its length is 660 km.

A Memorandum of Understanding regarding the Cooperation for safe transportation of oil from the Black Sea region based on the priority of Samsun Ceyhan Project was signed on May 12, 2010 with the Ministry of Energy of Russian Federation. An Intergovernmental Agreement has been prepared for the realization of the Project and negotiations initiated. In the Ceyhan Region where the pipeline ends, studies on the construction of a refinery, LNG and petrochemical industry facilities under the framework of the pipeline are currently ongoing. With the publication of the Council of Ministers decree in the Official Gazette on October 17, 2007, Ceyhan was declared as the Energy Specialized Industrial Region. The Energy Specialized Industrial Region is located in the Mediterranean Coast of the Kurtpinari and Sarimazi region over a 13,471,000 thousand square meter area and is expected to host refinery petrochemical plants, power plants, storage facilities for oil and natural gas and LNG terminal alongside the harbor and dockyards.

Russia and Turkey signed two protocols on August 6, 2009, one concerning gas and the other concerning petroleum issues. According to the protocols the parties agreed:

•	to extend the Natural Gas Sales and Purchase Agreement dated February 14, 1986;

•

that Turkey would provide the permits for maritime reconnaissance and environmental survey along the route of the South Stream Gas Pipeline for its construction within the exclusive economic zone of Turkey in Black Sea;

•	to facilitate expanding the existing pipelines and constructing the new pipelines (including but not limited to Blue Stream 2) to transport Russian gas via Turkey to other destinations; and

•	to work on allocation of throughput and transportation capacities ensuring the realization of the Samsun-Ceyhan Crude Oil Pipeline Project.

A joint declaration was signed between Elektrik Üretim A.Ş. (EÜAŞ) and Korea Electric Power Company (KEPCO) in March 2010, for the purpose of installing the second nuclear power plant in the Sinop nuclear power plant site, on the Black Sea Coast of Turkey. After technical studies continued approximately five months, the intergovernmental negotiation process started, but the negotiations ceased in November 2010 due to disagreement on some important issues. Shortly thereafter, negotiations with the Japanese government were started in November 2010, regarding the Sinop Project. The negotiations halted because of the Fukushima Daichi nuclear power plant accident on March 11, 2011.

Facing an ever-increasing energy demand and challenges related to climate change, nuclear energy has once more moved up on the agenda of several countries including Turkey. With a growing population and a rapidly expanding economy, Turkey’s dependence on fossil fuel resources from external suppliers presents a substantial challenge to its energy security. Turkey is currently looking into the possibilities of diversifying its energy resources both in type and origin to meet the demand. Nuclear energy is one of viable options in this regard. Turkey diligently takes all necessary precautions in generation of nuclear energy. In Nuclear Power Plant projects of Turkey, state-of-art technologies and methods will be utilized to obtain the highest level of nuclear safety, taking in to account the latest developments in Fukushima Daichi Nuclear Power Plant.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

		Coal (2)		Oil		Hydro		Gas		Electricity		Other		Total
		(mtoe) (1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)
Production	2007	14.8	13.75%	2.24	2.08%	3.22	2.99%	0.83	0.77%	—	—	6.37	5.92%	27.46	25.51%
	2008	16.67	15.66%	2.27	2.13%	2.86	2.69%	0.93	0.87%	—	—	6.52	6.13%	29.25	27.49%
	2009	17.40	16.39%	2.35	2.21%	3.09	2.91%	0.63	0.59%	—	—	6.86	6.46%	30.33	28.58%
	2010	17.52	16.04%	2.61	2.39%	4.45	4.07%	0.63	0.58%	—	—	7.22	6.60%	32.43	29.68%

Import	2007	16.14	15.00%	38.23	35.52%	—	—	33.17	30.82%	0.07	0.07%	—	—	87.61	81.40%
	2008	14.59	13.71%	36.8	34.58%	—	—	34.01	31.96%	0.07	0.07%	—	—	85.47	80.31%
	2009	15.34	14.45%	33.89	31.93%	—	—	32.88	30.98%	0.07	0.07%	—	—	82.18	77.43%
	2010	15.92	14.57%	36.57	33.48%	—	—	34.82	31.87%	0.10	0.09%	—	—	87.41	80.01%

Export (3)	2007	—	—	6.78	6.30%	—	—	0.03	0.03%	0.21	0.20%	—	—	7.02	6.52%
	2008	—	—	7.45	7.00%	—	—	0.04	0.04%	0.1	0.09%	—	—	7.59	7.13%
	2009	—	—	6.7	6.31%	—	—	0.06	0.06%	0.1	0.09%	—	—	6.86	6.46%
	2010	—	—	7.64	6.99%	—	—	0.06	0.06%	0.17	0.15%	—	—	7.87	7.20%

		Coal (2)		Oil		Hydro		Gas		Electricity		Other		Total
		(mtoe) (1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)
Net Stock	2006	—	—	—	—	—	—	—	—	—	—	—	—	-0.44	-0.44%
	2007	—	—	—	—	—	—	—	—	—	—	—	—	-0.41	-0.38%
	2008	—	—	—	—	—	—	—	—	—	—	—	—	-0.24	-0.23%
	2009	—	—	—	—	—	—	—	—	—	—	—	—	0.3	0.28%
	2010	—	—	—	—	—	—	—	—	—	—	—	—	-0.3	-0.27%

Statistical Error	2006	—	—	—	—	—	—	—	—	—	—	—	—	0.25	0.00251
	2007	—	—	—	—	—	—	—	—	—	—	—	—	-0.02	-0.00019
	2008	—	—	—	—	—	—	—	—	—	—	—	—	0.08	0.00075
	2009	—	—	—	—	—	—	—	—	—	—	—	—	1.47	0.01385
	2010	—	—	—	—	—	—	—	—	—	—	—	—	-1.90	-1.80%

Total Supply	2006	28	28.10%	32.55	32.67%	3.89	3.90%	28.87	28.97%	—	—	6.33	6.35%	99.64	—
	2007	30.91	28.72%	33.31	30.95%	3.22	2.99%	33.95	31.54%	—	—	6.24	5.80%	107.63	—
	2008	31.39	29.50%	31.91	29.98%	2.86	2.69%	33.81	31.77%	—	—	6.45	6.06%	106.42	—
	2009	32.91	31.01%	30.57	28.80%	3.09	2.91%	32.78	30.88%	—	—	6.86	6.46%	106.14	—
	2010	33.53	30.68%	29.22	26.74%	4.45	4.07%	34.91	31.95%	—	—	7.22	6.60%	109.26	—

(1)	Million metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers. Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, supplies products to many other sectors and it critical for two important concepts; food security and safety.

Structural reform has been at the center of all agricultural policy discussions since 1999. The main aims of the initial reform program were to phase out price support and credit subsidies, to withdraw the government from its direct involvement in production, the processing and marketing of crops and to introduce a less distorting support system that is called direct income support (“DIS”) based on land rather than inputs or output.

In 2000, the Government began to implement the Agricultural Reform and Implementation Project (“ARIP”), with the support of the World Bank, to mitigate potential short-term adverse impacts of subsidy removal, to facilitate the transition to efficient production patterns (a crop substitution scheme for tobacco and hazelnut), and to establish a National Farmer Registry (NFR) System, each of which would also contribute to harmonize policies with the Common Agricultural Policy of the EU. ARIP was extended in 2006 to include DIS and a new Rural Development Program and a wider set of investment support activities. In 2009, ARIP ended and DIS payments have been replaced by other area based support schemes like fertilizer and diesel supports which are independent of real consumption.

A new Agricultural Law was also enacted in 2006 to implement the Government’s “Agricultural Strategy Paper 2006-10” adopted at the end of 2004, which was intended to bring Turkey’s agricultural policies more in line with those of the EU in addition to institutionalizing the then-newly started DIS payments.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments especially for oil seeds, area-based supports, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2011, those major support schemes have accounted for 35.1%, 31.1%, 23.2% and 4.2% of total support budget respectively. The distribution of premium payments, area-based supports, animal husbandry supports and rural development supports for the year 2012 are estimated to have constituted 30.6%, 32.3%, 25.6% and 5.6% of the total support budget, respectively.

A new agricultural support strategy is being prepared in order to align with applicable EU standards. Under this strategy, agricultural support payments will be differentiated on area and product base in order to increase competitiveness in the sector and provide stability in farm incomes. Irrigation development and land consolidation works were accelerated by the revitalization of Regional Development Plans through Action Plans such as the Southeastern Anatolia Project (GAP). Upon completion of the GAP project, with a renewed action plan prepared in May 2008, a total of approximately 1.0 million hectares (2.5 million acres) of land are expected to be irrigated by the end of 2012.

In 2010, agricultural value added increased by 2.4%, compared to a 3.6% increase in 2009 (in 1998 prices). Also, the growth rate of agricultural sector continued in 2011 by 5.3% in real prices. Agriculture accounted for approximately 9.2% of GDP in real prices and 25.5% of civilian employment in 2011. The share of agriculture decreased by 0.3 percentage points and accounted for approximately 8.1% of GDP in 2011.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient with respect to crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of its crops in recent years. These crops, such as barley, wheat, maize and soya, have become more readily marketable.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table No. 8

	Agricultural Output
	Annual					Percentage Change
	2007	2008	2009	2010	2011	2008/07	2009/08	2010/09	2011/10
	(in thousands of tons)					(percentage)
Cereal
Wheat	17,234	17,782	20,600	19,674	21,800	3.2	15.8	-4.5	10.8
Barley	7,307	5,923	7,300	7,250	7,600	-18.9	23.2	-0.7	4.8
Maize	3,535	4,274	4,250	4,310	4,200	20.9	-0.6	1.4	-2.6
Pulses
Lentils	508	106	275	422	300	-79.1	158.6	53.4	-28.9
Chick Peas	505	518	563	531	487	2.5	8.6	-5.7	-8.1
Dry Beans	154	155	181	213	201	0.3	17.2	17.4	-5.7
Industrial Crops
Sugar Beet	12,415	15,488	17,275	17,942	16,126	24.8	11.5	3.9	-10.1
Cotton (raw)	2,275	1,820	1,725	2,150	2,580	-20.0	-5.2	24.6	20.0
Tobacco	75	93	81	53	55	25.2	-13.2	-34.6	3.7
Oil Seeds
Cotton	1,321	1,077	1,021	1,273	1,527	-18.4	-5.2	24.6	20.0
Sunflower	854	992	1,057	1,320	1,335	16.1	6.6	24.9	1.1
Groundnut	86	85	90	97	90	-1.3	5.6	8.0	-7.1
Tuber Crops
Potatoes	4,246	4,225	4,425	4,513	4,613	-0.5	4.7	2.0	2.2
Dry Onions	1,859	2,007	1,850	1,900	2,141	7.9	-7.8	2.7	12.7
Fruit Bearing Vegetables
Watermelons and Melons	5,458	5,752	5,489	5,295	5,512	5.4	-4.6	-3.5	4.1
Tomatoes	9,945	10,985	10,746	10,052	11,003	10.5	-2.2	-6.5	9.5
Fruits and Nuts
Grapes	3,613	3,918	4,265	4,255	4,296	8.5	8.8	-0.2	1.0
Figs	210	205	244	255	261	-2.4	19.2	4.3	2.2
Citrus Fruits	2,823	2,856	3,320	3,572	3,614	1.2	16.2	7.6	1.2
Hazelnuts	530	801	500	600	430	51.1	-37.6	20.0	-28.3
Apples	2,458	2,504	2,782	2,600	2,680	1.9	11.1	-6.6	3.1
Olives	1,076	1,464	1,291	1,415	1,750	36.1	-11.9	9.6	23.7
Tea	1,145	1,100	1,103	1,306	1,231	-3.9	0.3	18.3	-5.7
Value Added in Agriculture (at 1998 prices, billion TL)	9,047	9,434	9,769	9,999	10,525	4.3	3.6	2.4	5.3

SERVICES

The services sector, which accounted for approximately 71.8% of GDP in 2011(compared to 72.1% of GDP in 2010) and 55% of total civilian employment in 2011, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2011, value added in the services sector increased by 9.0%, compared to an 8.6% increase in 2010. The increase in the services sector was attributable to the overall recovery of the Turkish economy and its impact on trade and construction sectors.

Trade

In 2011, wholesale and retail value added increased by 25.9% and accounted for 11.8% of GDP as a result of increases in domestic demand and output. The trade value added increased by 24.2% in 2011, which was 14.0% of GDP.

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

In 2010, the total number of foreign visitors visiting Turkey increased by 5.7% to 28.6 million. Nevertheless, tourism revenues decreased by 2.1% to $20.8 billion. In 2011, the number of foreign visitors increased by 9.9% to 31.5 million and tourism revenues increased by 10.6% to $23.0 billion. In terms of number of tourists, Turkey moved up one position to sixth place among world’s top tourism destinations in 2011. These figures also show that average spending by tourists in Turkey increased in 2011. Current political crisis in Northern African countries has lead to an increase in Turkish tourism.

The following table presents overall tourist arrivals, receipts and the percentage change in receipts for the years indicated:

Table No. 9

	Tourism
Year	Total Arrivals	Total Receipts	% Increase in Total Receipts
	(in thousands)	(in millions of US dollars)	(percentage)
2007	23,341	18,487	9.7
2008	26,337	21,951	18.7
2009	27,077	21,250	-3.2
2010	28,632	20,807	-2.1
2011	31,456	23,020	10.6

Sources: CBT, Ministry of Culture and Tourism

Transport and Communications

Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 33% of total public sector investment. Including private sector investments in transport, approximately 23% of gross fixed capital development has been allocated to transportation and communication since 1996.

Major projects have included the construction of motorways, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. As of 2010 and 2011, the value of the telecommunications market reached approximately $17.8 billion and $16.5 billion, respectively. A total of 578 authorizations were granted to 369 telecommunications operators as of May 2012.

The Electronic Communications Law (Law No. 5809, published in Official Gazette on November 11, 2008), which was prepared in line with EU legislation, came into effect in 2008. It introduced a general regime that considerably simplified market entry for providers. Several additional regulations have been put into effect since the enactment of Law No. 5809.

In the context of the EU accession process of Turkey, the “Information Society and Media” chapter of the EU acquis (Chapter 10) was opened for negotiation in December 2008. Negotiation is still open as of the date of this Annual Report.

3G mobile broadband services were introduced in August 2009 in Turkey. As of 2012, 3 telecommunication operators provide these services.

The usage of fixed and mobile broadband services is steadily increasing in Turkey while fixed telephone usage has been declining since 2006. Mobile telephone (GSM + 3G) use was around 88% as of March 2012 and fixed line telephone use declined to 19.85%. The use of broadband services in Turkey increased drastically in the last few years. Total broadband use was around 22.3% as of March 2012, and mobile broadband use reached 12%.

Total output in transportation and communication increased by 7.1% and 1.5% in real terms and accounted for 13.9% and 14.2% of GDP (in 1998 prices) in2007 and 2008 respectively. In 2009, it decreased by 7.2% and accounted for 13.4% of GDP. In 2010 and 2011, the total output in transportation and communication increased by 10.6% and 10.7% in real terms and accounted for 13.1% and 13.3% of GDP (in 1998 prices), respectively.

Construction

The importance of the construction sector is underscored by the role of housing, particularly by the activities of the Mass Housing Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting services sector is competitive in foreign markets.

The construction sector achieved relatively high output growth rates between 2002 and 2007, with a peak growth rate of 18.5% in 2006. Starting from 2008, however, the sector was substantially affected from the global financial crisis, which resulted in a 8.1% contraction in the same year. The sectoral recession progressively continued and the sector shrunk by 16.1% in 2009. However, the sector began to recover from the sectoral recession in 2010 with a growth rate of 18.3%. Following this high growth period, a relative slowdown has been observed in the sectoral activity, which is reflected by a 11.2% growth in 2011 and a 2.8% growth in the first quarter of 2012.

The construction and contracting sector maintains a competitive position in certain foreign markets, especially in North Africa, Middle East and CIS. Its market share has increased from around $1 billion in 2000 to $18.5 billion in 2011. The total contracting amounts in 2008, 2009, 2010 and 2011 were $24 billion, $22.3 billion, $22.3 billion and $18.5 billion, respectively.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 26,725 thousand people in 2011. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2007 to the end of 2011, the total labor force increased at an average annual rate of approximately 2.95%.

Total civilian employment was 24,110 thousand in 2011, of whom approximately 25.5% were employed in agriculture, 19.5% in industry and 55% in services. Moreover, in 2011, the labor force participation rate was at 49.8%, compared to 48.8% in 2010.

In December 2011, there were 3,087,542 public sector workers at the end of 2011. The rate of unemployment was 9.8% in 2011, compared to 11.9% in 2010.

The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table No. 10

Employment (in thousands)

	2007	2008	2009	2010	2011
Civilian labor force	23,114	23,805	24,748	25,641	26,725
Civilian Employment	20,738	21,194	21,277	22,594	24,110
Agriculture	4,867	5,016	5,240	5,683	6,143
Industry	4,314	4,441	4,079	4,496	4,704
Services	11,557	11,737	11,958	12,415	13,263

Unemployed	2,376	2,611	3,471	3,046	2,615
Unemployment rate (%)	10.3	11.0	14.0	11.9	9.8

Source:TURKSTAT

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union Law No. 2821 and work for state – owned enterprises.

In 2007, labor costs in the public sector increased by 14.0% (6% in real terms), compared to 2006. Labor costs in the private sector increased by 10.4% in nominal terms and by 3.8% in real terms in 2007 compared to 2006. Labor costs (including salaries and benefits) for civil servants increased by 12.5% (5.8% in real terms) in 2007.

In 2008, labor costs in the public sector increased by 6% in nominal terms (-6% in real terms) compared to 2007. Labor costs (including salaries and benefits) for civil servants increased by 11.7% in nominal terms (-0.9% in real terms) in 2008 compared to 2007. However, in the private sector labor costs increased by 7.7% in nominal terms (-4.4% in real terms) compared to 2007.

In 2009, labor costs in the public sector increased by 7.7 % in nominal terms (-6.4 % in real terms) compared to 2008. Labor costs in the private sector increased by 8.1% (6.8% in real terms) in 2009, compared to 2008. Labor costs (including salaries and benefits) for civil servants increased by 7.0% in nominal terms (-1.4.% in real terms) in 2009 compared to 2008.

In 2010, labor costs in the public sector increased by 6.9% (-1.5% in real terms), compared to 2009. Labor costs (including salaries and benefits) for civil servants increased by 7% (-1.4 in real terms) in 2010 compared to 2009.

In 2011, labor costs in the public sector increased by 11.7% ( 0.6% in real terms), compared to 2010. Labor costs (including salaries and benefits) for civil servants increased by 12.0% ( 0.8% in real terms) in 2011, compared to 2010.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table No. 11

	Changes in Labor Costs
	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
	(percentage change)
2007	14.0	6.0	10.4	3.8	12.5	5.8
2008	6.0	-6.0	7.7	- 4.4	11.7	-0.9
2009	7.7	6.4	8.1	6.8	13.4	12.0
2010	6.9	-1.5	9.40	0.8	7.0	-1.4
2011	11.7	0.6	—	—	12.0	0.8

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Source: Ministry of Development, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance.

On September 25, 2006, after negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed, the wages of public sector workers were increased by 12.2% for the year 2007. The salaries of low-income civil servants were increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants were increased by 3% for each six-month period in 2007. The wages of public sector workers were increased by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. The wages of civil servants were increased by 8.4% on average effective from August 2008. The wages of civil servants were increased by 8.7% on average in 2009 (consisting of a 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009). Also, there was an increase of about 0.3% in the wages of civil servants (effective from January 1, 2008) as compensation for the difference between the actual inflation rate and the salary increase of 4% in the second half of 2007. After these increases, there was an increase at a rate of 10.5% for low-income civil servant wages, 7.6% for middle income civil servant wages and 4.1% for high income civil servant wages in 2008. The wages of public sector workers increased by 2.5% for the first half of 2010 and by another 2.5% for the second half of 2010. The salaries of civil servants were increased by 2.5% for the first six months of 2010 and by another 2.5% for the second half of 2010. Salaries for civil servants were increased by an additional 1.06% in order to compensate for the difference between the actual inflation rate and the targeted inflation rate in the first half of 2010. The implementation of prudent policies in public finance and the banking sector created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2009 and 2010 in accordance with then-existing contractual obligations. The salaries of civil servants increased by 4.0% in each six month period in 2011. The salaries of civil servants increased by 4.0% in the first six months of 2012 and it was announced that the salaries of civil servants would increase another 4.0% in the second half of 2012. The salaries of civil servants will also increase by 3.0% in each six month period of 2013.

The minimum wage for both private and public sector workers increased by 5.91% in the first six months of 2012 and by another 6.09% in the second half of 2012. The minimum wage for both private and public sector workers increased by 4.7% in the first six months of 2011. On May 29, 2012, the government announced that the salaries of the civil servants will be retroactively increased by 4% in the first half of 2012 and increased by another 4% in the second half of 2012, and by 3% in the first and second half of 2013.

The Constitution recognizes the rights of employees and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of Turkey as defined in the Constitution and in line with its democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.

The Constitution also stipulates, however, that the right to strike and to engage in lockouts is not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth. Employees have the right to strike if a dispute arises during the collective bargaining process. Law No. 2822, enacted in 1983 to regulate collective labor agreements, strikes and lockouts, defines a lawful strike as one with the objective of safeguarding and improving the economic and social conditions of employees. This law also expands the definition of unlawful union activity to include strikes for political purposes, general strikes, deliberate reduction of production and occupation of the workplace, while imposing strict regulations on employees’ conduct during a strike.

As of July 31, 2011, 1,195,102 employees were members of a trade union (in public), compared to 779,399 employees at the beginning of 2006. Moreover, the ratio of civil servants who are union members was 63.75% as of July 31, 2011, compared to 57.89% as of July 31, 2010.

INFLATION

In 2007 annual inflation was 8.4%, breaching the official target of 4%. The PPI dropped to 5.9% during the same period. The monetary tightening realized in 2006 had its effect on the main inflation indicators. Domestic demand slowed down, bringing down inflation in services and durable goods. On the other hand, food and energy inflation increased considerably. The annual inflation in CPI excluding food, energy, tobacco and gold prices remained at 4.8%, significantly lower than the headline inflation. Inflation expectations followed their downward trend from August 2006 onwards.

CPI and PPI inflation ended 2008 at 10.1% and 8.1%, respectively. Despite having decreased gradually in the fourth quarter, the contribution of food and energy to annual inflation remained solid throughout 2008. In addition, the exchange rate pass-through had a less striking impact on consumer prices in the short run than in previous years as a result of the marked economic slowdown and the decline in import prices. Services prices made a reduced contribution to annual inflation on lower costs and weaker domestic demand, while the contribution from prices of core goods barely changed.

The downward trend in annual CPI inflation that started in the fourth quarter of 2008 continued into 2009. Despite having increased in the last quarter due to record high unprocessed food prices, CPI ended 2009 at a historic rate of 6.5%. The increase in PPI was 5.9% during the same period. The sharp contraction in economic activity and the collapse of commodity prices due to the global financial crisis brought down inflation rates in all major categories of the CPI basket. Energy and processed food prices, which are particularly sensitive to commodity price developments, displayed sharp declines. Price changes in services were also at their lowest levels across all categories due to weak demand conditions and a favorable outlook in cost-based factors. The contribution of core goods to inflation eased as well.

In 2010, CPI and PPI inflation were 6.4% and 8.9%, respectively with the CPI being close to the year-end inflation target of 6.5%. In the first quarter of 2010, increases in indirect tax rates on alcoholic beverages, tobacco and fuels, along with the base effect, resulted in a rise in inflation. However, in the second quarter of 2010, inflation began to decrease with the easing of food and commodity prices. Although domestic demand recovered in 2010, aggregate demand conditions did not create inflationary pressures. Hence, inflation in subcategories of the CPI followed a reasonable course, except for unprocessed food prices, which were volatile during 2010. Meanwhile, despite increasing in the first quarter of 2010, the annual rate of increase in core inflation indicators remained at considerable lower levels than headline inflation throughout the year.

Falling to a historically low year-end value in 2010, the annual headline inflation further declined in the first quarter of 2011 and decreased to an all-time low of 3.99% by March 2010. Throughout the year, import prices denominated in Turkish lira increased, mainly through the depreciation of the Turkish lira, which caused core goods inflation to soar in the second half of 2011. Though it did not have an unfavorable outlook, annual inflation of services followed a mild upward trend. While year-on-year rates of processed food prices rose during 2011, rates for unprocessed food followed a volatile course which led to a similar course in the annual inflation of food group. Likewise, energy prices followed an upward trend, which got steeper after energy price adjustments in the last quarter of 2011. Also, adding to upward price pressures, the tax rate on certain items such as alcoholic beverages and tobacco products increased in the fourth quarter of the year. Additionally during 2011 the contribution of aggregate demand conditions to disinflation decreased and producer price pressures remained high. The sizable depreciation of the Turkish lira was the main factor which caused the year-end target of 5.5% to be exceed by a wide margin, as annual CPI inflation is realized at 10.45%. Meanwhile, PPI inflation rose to 13.33% and core inflation indicators scaled up.

Table No. 12

Uncertainty Band around Target and Inflation Realizations

	March 2011	June 2011	Sept. 2011	Dec. 2011
Uncertainty Band (upper limit)	7.5	7.5	7.5	7.5
Uncertainty Band (lower limit)	3.5	3.5	3.5	3.5
Realization	4.0	6.2	6.2	10.4

Source: CBT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table No. 13

	Inflation
Year	Producer Price Index	Consumer Price Index
	(percentage change)
2007	5.9	8.4
2008	8.1	10.1
2009	5.9	6.5
2010	8.9	6.4
2011	13.3	10.4

Source: TURKSTAT

EDUCATION

According to the Residence Based Population Registry System, the literacy rate among the 25-64 age group in 2011 was 95.89%. The rate for men and women was 98.77% and 92.99%, respectively. The literacy rate among the 25 – 64 age group is improving and the gap between women and men is closing. Over the years, increasing primary school attendance rates have been influential in reducing the illiteracy rate.

According to the Ministry of Development, total student enrollment in the educational year 2011-2012 was 20.5 million, of whom 5.7% were in pre-primary school, 53.5% were in primary school, 23.2% were in secondary school and 17.7% were in university.

ENVIRONMENT

During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as Istanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.

The Ministry of Environment and Forestry (renamed in 2011 as the “Ministry of Environment and Urbanization”), which is authorized to enforce environmental laws and regulations by imposing fines, civil and criminal sanctions or shutting down facilities, was formed in 2004. Turkey made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize with the EU acquis, increasing environmental management capacity and increasing environmental investments. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment and Urbanization. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.

Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been incentivized to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions. In 2008, the Ministry of Environment and Urbanization initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

Turkey continues to cooperate with international environmental initiatives. Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.

As a candidate country for the EU, various environmental initiatives have been initiated by Turkey. The Environment Chapter opened as part of Turkey's EU accession negotiations on December 21, 2009 following the fulfillment of the opening benchmarks. The Accession Process requires Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the European Commission (“EC”) permitted Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.

Turkey has made significant advances towards developing its environmental legislation and provincial and local governments have been given increased power with respect to regulating environmental matters. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and abuse by those undertakings dominant in the market, and to ensure the protection of competition by providing the necessary regulations and performing oversight to this end.

The Competition Act prohibits the following:

•

Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (i.e., agreements involving price fixing, market sharing, etc.);

•	Abuse by an undertaking or association of undertakings of their dominant position in a particular field; and

•	Mergers or acquisitions that create or strengthen an undertaking’s dominant position and significantly decrease competition.

The Competition Act has been enforced by the Turkish Competition Authority (“TCA”) since 1997, when the TCA was formed, and the Competition Board is the decision-making body of the TCA5. In addition, the Competition Board has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Customs and Trade, but is independent in fulfilling its duties.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity on the undertakings or associations of undertakings or the members of such associations that violate the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an undertaking’s/association of undertaking’s managers or employees who are determined to have had a decisive influence with respect to the violation. Undertakings or associations of undertakings or their managers and employees who actively cooperate with the TCA for purposes of disclosing violations of the Competition Act may not be fined or fines may be reduced due to such cooperation. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

Furthermore, the Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e., elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated. As a final matter, the TCA is empowered to submit its opinions regarding draft legislation to the relevant administrative and legislative bodies.

The following table presents a summary of the files concluded by the TCA between 2007-2011:

Table No.14

	Files Concluded
Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions	TOTAL
2007	148	39	232	419
2008	132	57	255	444
2009	178	46	146	370
2010	252	96	276	624
2011	283	54	253	590
TOTAL	993	292	1162	2447

In 2010, the following secondary legislation was adopted:

•	Communiqué No. 2010/2 on Hearings held vis-à-vis the Competition Board, which sets forth rules and procedures for hearings held by the Competition Board;

[5]	Further information is available through TCA’s website at www.rekabet.gov.tr.

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Communiqué No. 2010/3 on the Regulation of the Right of Access to File and Protection of Trade Secrets explains the procedures and principles for determining whether information or documents obtained during the enforcement of the Competition Act qualifies as trade secrets and for protecting such information and documents that have been classified as trade secrets.

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Communiqué No. 2010/4 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board was published in the Official Gazette in 2010 and effective as of January 1, 2011. Communiqué No. 2010/4 replaced former Communiqué No. 1997/1. This Communiqué imposes new principles and procedures concerning mergers and acquisitions that are required to be authorized by the Competition Board and provides for a new notification system based on the turnover of undertakings instead of the old system based on market share and turnover as set forth in the former Communiqué No. 1997/1.

In 2011, the following legislation was adopted:

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Articles 3, 20, 22, 27, 30 and 37 of the Competition Act were amended, in part to amend provisions regarding the composition of the Board and powers of the President of the TCA in delegating work to TCA staff.

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Two guidelines on Communiqué No. 2010/4 were issued. One of the gudelines was with respect to remedies that are acceptable to the TCA and the other was with respect to ancillary restraints in mergers and acquisitions. The purpose of this Communiqué is to determine and announce the mergers and acquisitions which require notification to and authorization by the Competition Board.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust and merger control rules. Regarding legislative alignment with the acquis communautaire in the field of competition rules and administrative capacity of the TCA, the 2011 Progress Report prepared by the European Commission reiterates that Turkey has made progress in adapting the acquis, administrative capacity is high and operational independence of the TCA is satisfactory. The Report indicated the need to make certain alignments with the acquis in some fields. Under Law No. 6015, published in the Official Gazette (No. 27738) dated October 23, 2010, the State Aid Monitoring and Supervision Board monitors and supervises state aids in line with the relevant acquis communautaire.

The TCA actively attends the meetings of Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis and presents written papers and oral presentations while attending other meetings in the international space. The TCA has signed Memorandums of Understandings with the competition agencies of Korea, Romania, Bulgaria, Portugal, Bosnia and Herzegovina, Mongolia, Croatia, Austria and finally with Northern Cyprus in 2012, each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. Under this law, an author has the exclusive right to perform, authorize or present his works which fall into one of the above mentioned categories, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.

Since its founding, Turkey has ratified a number of international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Property Organization (“WIPO”) in 1976. Turkey was also a member of the former International Patent Institute (“IIB”) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work for establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.

Under Decree Law No. 544, which became effective in June 1994 a government authority with financial and administrative autonomy, named the Turkish Patent Institute (“TPI”), was established to adapt the modern industrial property system of the developed world. Decree Law No. 544 was amended with the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. Furthermore, Law No. 5194, which amended other laws which provided protection for patents, trademarks, industrial design and geographical indications, came into force on June 22, 2004. Under this Law, the penalty provisions of Decree Laws 551, 554, 555, and 556 were updated and harmonized with EU standards.

The main task of the TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information for the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in the enactment of various laws, decree laws, and regulations between 1994 and 2005.

A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council in 2000.

Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 38 European countries, including four extension states on the basis of a single application. Turkey has ratified the revised version of the EPC (EPC 2000), which came into force on December 13, 2007. The revision aims to provide for the adaptation and harmonization of the EPC with international laws, particularly TRIPS and Patent Law Treaty (PLT).

In June 1995, Turkey enacted the Decree Law (No. 556) which brought Turkish trademark law into compliance with the requirements of three international agreements. This Decree fulfills obligations under amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states. This Decree incorporates provisions of applicable law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, it complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.

Turkey also ratified the Madrid Protocol and entered it into force on January 1, 1999. The Madrid Protocol is one of the two treaties governing the system of international registration of marks to which 87 states are a party as of August 2011. It aims to render the Madrid System more flexible and more compatible with the domestic legislation of certain countries that have not been able to assent to the Agreement.

The Trademark Law Treaty is currently in effect in 45 countries as of September 2006 and has been in effect in Turkey as of January 1, 2005. This treaty makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the registration system safe for the owners of marks and their representatives.

The Turkish Patent Decree Law No. 551 provides a legal framework for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Turkey has also ratified the Strasbourg Agreement concerning international patent classification and the Patent Cooperation Treaty (“PCT”). The PCT makes it possible to seek patent protection for an invention simultaneously in each of a number of countries by filing an international patent application.

Turkey ratified the Locarno Agreement in November 30, 1998 establishing international classification and the Geneva Act of the Hague Agreement concerning international registration.

A council was established in 2008. It aims, among other things, to coordinate the relevant governmental bodies in order to increase the effective enforcement and implementation of intellectual property rights. The council is headed by Undersecretaries of the Ministry of Science, Industry and Technology and the Ministry of

Tourism and Culture. The council is composed of both the relevant governmental bodies and the Turkish Union of Chambers and Commodity Exchanges, the highest body representing the private sector.

In 2007, the EU identified the opening benchmark for “Chapter 7 (Intellectual Property Law)”. An action plan, in this context, was prepared and submitted to the EU on March 24, 2008 and the Negotiating Position Document for Chapter 7 was submitted to the EU for evaluation in April 2008. In line with the Action Plan and the 2008 National Program, a number of draft laws, including, but not limited to, Law on Protection of Designs, Trademarks Law, Law of Patent and Utility Model and Law on Geographical Indications were prepared to be harmonized with the acquis. Negotiations with the EU on closing such benchmarks have been continuing.

The TPI currently administers bilateral cooperation protocols with the IPR Offices of the following countries: Austria, Azerbaijan, Brazil, Czech Republic, Denmark, France, Georgia, Italy, Kyrgyzstan, Macedonia, Mongolia, Morocco, Russia, Uzbekistan, and Sweden, China, Tunisia, Albania and Moldova.

The overall share of R&D (both public and private) expenditures in GDP increased from 0.72% by the end of 2007 to 0.73% by the end of 2008 and to 0.85% by the end of 2009. By the end of 2010, such share was 0.84%.

INTERNATIONAL AGREEMENTS RATIFIED BY TURKEY

NAME	Establishment Date	Number of Parties	Turkey’s Position	Recent Developments and Participation
Convention Establishing World Intellectual Property Organization	1967	184	YES	May 12, 1976

Agreement Establishing World Trade Organization (WTO)	1995	153	YES	March 26, 1995

European Patent Convention (EPC)	1973	37	YES	November 1, 2000

IP PROTECTION
Paris Convention for the Protection of Industrial Property	1883	173	YES Since October 10, 1925 London Act.	Stockholm Act Article (1-12) since 1995 Article (13-30) since 1976
Patent Law Treaty (PLT)	2000	25	Signed January 2, 2000	Not ratified
Trademark Law Treaty (TLT)	1994	45	YES	January 1, 2005
Singapore Treaty on the Law of Trademarks	2006	19	Signed March 28, 2006	Not ratified

GLOBAL PROTECTION SYSTEM
Budapest Treaty on the International Recognition of the Deposit of Micro-Organisms for the Purposes of Patent Procedure	1977	72	YES	November 30, 1998

The Hague Agreement Concerning the International Deposit of Industrial Designs (Geneva Act.)	1999	57	YES	January 1, 2005

Protocol Relating to Madrid Agreement	1989	81	YES	January 1, 1999

Patent Cooperation Treaty (PCT)	1970	142	YES	January 1, 1996

CLASSIFICATION
Locarno Agreement Establishing an International Classification for Industrial Designs	1968	51	YES	November 30, 1998

Nice Agreement Concerning the International Classification of Goods and services for the Purposes of Registration of Marks	1957	83	YES	January 1, 1996

Strasbourg Agreement Concerning the International Patent Classification (IPC)	1971	61	YES	January 1, 1996

Vienna Agreement Concerning International Classification of the Figurative Elements of Marks	1973	28	YES	January 1, 1996

Statistics Regarding Industrial Property Rights Applications

	2007	2008	2009	2010	2011
Number of Patent Applications	6,247	7,137	7,241	8,343	10,241
Number of Utility Model Applications	3,015	2,986	2,882	3,033	3,244
Number of Trademarks Applications	71,351	75,278	72,110	85,466	117,723
Number of Industrial Designs Applications	6,546	6,578	6,340	6,972	7,989

	2007	2008	2009	2010	2011
Number of Patents granted	4,792	4,869	5,610	5,510	6,539
Number of Utility Models Issued	2,181	1,869	2,179	2,050	1,976
Number of Trademarks Registered	53,174	47,361	56,921	43,851	42,059
Number of Industrial Designs Registered	6,414	6,322	5,737	6,841	7,388

SOCIAL SECURITY SYSTEM

The pay as you go social security system in Turkey has been run by the Social Security Institution (SSI) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services.

Before 2006, there were three different social security institutions which provided service to the insured depending on their working status (worker, self employed, civil servant). Because of this fragmented system, the insured were unfairly receiving different levels of services and retirement parameters differed depending on the status of the insured. In addition, the budget deficits of these institutions were growing rapidly. Because of these reasons, studies on a fair and financially sustainable social security reform had begun in early 2000s.

Total budgetary transfers to the SSIs equaled 4.08% of GDP in 2011. The total budgetary transfers to SSI equaled 3.92% of GDP in 2007, 3.68% in 2008, 5.52% in 2009 and 5.0% in 2010. The principal factors contributing to the SSIs deficit increase are the increasing rate of health and pension expenditures, and new government subsidies.

The most important parameters of the social security system which have been amended by the Social Security and Universal Health Insurance Law (Law No. 5510) in 2008 are provided in the below table.

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2035

Contribution Period
• Workers	7000 days	7200 days
• Others	9000 days	9000 days

Valorization of Contribution for SSK and BK	100% real GDP growth+ 100% CPI	100% CPI + 30% real GDP growth

Replacement Rate
• Civil servant	• 50% + 1 % for each year
• Others	• 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2%

Source: UT

Besides eliminating differences between the services that the insured received, one of the most important aims of the reform was to balance the rapidly growing deficits of the social security system which are given in the following table.

Table No. 15

Revenues and Expenditures of Social Security Institutions

Million TL	2007	2008	2009	2010	2011
Revenues	56,875	67,257	78,073	95,273	124,480
Expenditures	81,915	93,159	106,775	121,997	140,715
Rev. - Exp.	-25,041	-25,902	-28,703	-26,724	-16,235
Budgetary Transfers (BT)	33,060	35,016	52,600	55,244	52,833
BT as % of GNP	3.92%	3.68%	5.52%	5.01%	4.08%

Source: SSI

The goals of the reform in health services are:

•	Implementation of General Health Insurance which covers entire population

•	Countrywide implementation of family medicine

•	Easier access to all health care services by the insured

Law No. 4632 (Individual Pension Savings and Investment System) aims to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards direct individual pension savings to investment, (b) improve welfare level by providing a supplementary income during retirement and (c) contribute to economic development by creating long-term resources for the economy and thereby increasing employment. Pension companies started to sell their pension products as of October 27, 2003. As of the end of 2011, there were 14 pension companies, a total of 2,641,843 participants and a total of 2,939,878 active contracts in the system. As of the end of 2011, the total amount of funds in the system is TL 14,330 million.

On June 14, 2012 changes in the Personal Pension System law were approved in the General Assembly and on June 29, 2012 it was published in the Official Gazette. The new system is set to change the direct tax-relief at source (currently given to the insured pension) to the so-called “State Contribution”. Previously, the incentives in the personal pension system included a “tax deduction” from the income tax base of the members (limited to 10% of the member’s gross salary or the annual minimum wage level, whichever is lower). The new State Contribution is calculated as 25% of the contributions made on behalf of the contributor to its Personal Pension account, not counting payments made by the employer of the contributor, and is paid to such contributor’s account from the allowance placed in the Treasury budget for this purpose. However, the total contributions made on behalf of a contributor in a calendar year used to calculate the State Contribution may not exceed the gross minimum wage in force at the end of this period. The State Contribution is tracked separately from the other contributions and is invested in investment vehicles specified by the Treasury.

A reform in 1999 introduced compulsory unemployment insurance. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for state based on the employee’s gross salary.

The first unemployment payments were made in March 2002. As of December 2011, the total asset value of the Unemployment Insurance Fund was TL 53,5 billion.

EXCHANGE RATES AND EXCHANGE POLICIES

The Central Bank continued to implement the floating exchange rate regime in 2007 and 2008 in compliance with the 2006 principles. In its announcement entitled “Monetary and Exchange Rate Policy in 2007”, the Central Bank announced the maximum daily FX amount to be purchased in the auctions for 2007 as $45 million, with $15 million for auction amount and $30 million for optional selling amount. It was also indicated that foreign exchange buying auctions would continue within the framework of the program announced unless extraordinary differences were observed in foreign exchange liquidity.

During the January-July 2007 period, the Central Bank conducted foreign exchange purchasing auctions consistent with its announcement. However, beginning in the end of July, due to the end of general elections and positive expectations on macroeconomic policies, it was throught that the capital inflows to Turkey would remain strong and residents might not be as willing to increase their foreign exchange deposit accounts as they had been in the previous period and thus, the foreign exchange supply would gradually increase compared to the foreign exchange demand unless dramatic changes in the international liquidity conditions occur. Therefore, starting from July 25, 2007, the maximum daily amount to be purchased in the auctions was increased to $120 million, with $40 million of auction amount and $80 million of optional selling amount with the aim of accelerating the foreign exchange reserve build-up. However, in line with the developments in the emerging markets triggered by unfavorable developments in the housing and credit markets of developed countries, markets in Turkey became increasingly volatile. Against this background, the maximum daily amount to be purchased in auctions was reduced again to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of August 15, 2007. Finally, as the measures towards easing the problems experienced by central banks in the housing and credit markets triggered strong capital inflows to Turkey along with other developing countries via reducing the volatilities in these markets and generating a further increase in global risk appetite, the maximum daily amount to be purchased in daily auctions was increased to a maximum amount of $90 million, $30 million of which as auction amount and $60 million as optional selling amount to be held as of October 9, 2007. In this framework, a total of $9.9 billion in foreign currency was purchased through the regular auctions in 2007 and the Central Bank did not exercise any direct intervention in the markets in this year.

FX purchase auctions continued at the beginning of 2008 with the maximum daily amount of $90 million as announced in the Central Bank’s policy document titled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. However, the Central Bank revised downward the maximum daily amount to be purchased in auctions to $45 million, with $15 million of auction amount and $30 million of optional selling amount, as of March 10, 2008, owing to the unfavorable developments in the housing and credit markets of the developed countries, which increased the exchange rate volatility in Turkish FX markets. Later, with the deepening of global financial problems, foreign exchange buying auctions were suspended as of October 16, 2008 in order to improve the foreign exchange liquidity conditions of the Turkish banks. Furthermore, the Central Bank started to inject foreign exchange liquidity into the market through foreign exchange selling auctions as of October 24, 2008, since unhealthy price formations were witnessed due to a decrease in the depth of the foreign exchange market, setting the daily selling amount at $50 million. However, the FX sales auctions were held on only two working days and the Central Bank suspended the selling auctions on October 30, 2008 as a result of favorable developments in the global markets. As a result, $7.5 billion (net) was purchased through sales-purchase auctions in 2008, while there was no direct intervention in the FX market. As of end 2008, the gross foreign exchange reserves of the Central Bank amounted to $71 billion.

The Central Bank continued to implement the floating exchange rate regime in 2009 along with the inflation-targeting regime. In its policy document entitled “Monetary and Exchange Rate Policy for 2009”, the Central

Bank indicated that having a strong foreign exchange reserve position was the general strategy of the Bank and in case of a recovery in liquidity conditions due to developments in international markets, the Bank may, with prior notice, resume foreign exchange buying auctions. The Central Bank further stated that foreign exchange selling auctions could be held should exchange rate patterns be deemed unhealthy due to possibly insufficient market depth. Accordingly, to ensure efficient operation of the foreign exchange market through supporting liquidity, the Central Bank resumed foreign exchange selling auctions on March 10, 2009, with the daily sale amount set as $50 million. A total of $900 million was sold in the 18 auctions held through April 2, 2009, when concerns about the depth of the foreign exchange market eased due to favorable developments in global markets.

As a result of positive expectations related to the global economy in early August 2009, global liquidity and risk appetite regained strength, causing an increase in capital inflows to Turkey and the foreign exchange market became relatively stable. Taking this opportunity to build up foreign exchange reserves, the Central Bank decided to resume foreign exchange buying auctions beginning August 4, 2009. The maximum daily amount to be purchased in auctions was set at $60 million, of which $30 million was optional. The total amount of foreign exchange purchased in 2009 auctions was $4.3 billion. The Central Bank did not exercise any direct intervention in the markets in 2009. As a result, gross foreign exchange reserves of the Central Bank stood at $70.7 billion as of December 31, 2009.

The Central Bank continued to implement the floating exchange rate regime in 2010 along with the inflation-targeting regime. A strong foreign exchange reserve position is important for emerging economies like Turkey to curb the unfavorable effects of potential internal and external shocks to the economy and to boost confidence in the country. Therefore, in 2010, the Central Bank held foreign exchange buying auctions to build up reserves. The maximum daily amount to be purchased in auctions was set at $60 million, with $30 million being the auction amount and the remaining $30 million being the optional amount. Due to the growing capital inflows to Turkey, the Central Bank decided to increase the maximum daily amount to be purchased in auctions to $80 million, with $40 million being the auction amount and $40 million being the optional amount, effective from August 3, 2010. In order to benefit from capital inflows more effectively and to enhance resilience against volatile capital flows, the Central Bank decided to alter the method of foreign exchange buying auctions on October 4, 2010 in an attempt to strengthen foreign exchange reserves. According to this new method, in the event of improvement in liquidity conditions and strengthening capital inflows, the Central Bank could raise the maximum daily amount to be purchased through auctions in order to accelerate foreign exchange reserve accumulation. From October 4, 2010 to December 31, 2010, Central Bank purchased $5.8 billion. The total amount of foreign exchange purchased in 2010 with auctions was $14.9 billion. The Central Bank did not exercise any selling intervention or selling auction in 2010.

The Central Bank continued to implement the floating exchange rate regime in 2011. Amid strong capital inflows to Turkey in the first quarter of 2011, further FX purchase auctions were held with the objective to strengthen CBRT reserves as much as possible. In the second quarter of 2011, rising concerns over global growth and sovereign debt sustainability in some European countries deteriorated risk appetite and had an adverse impact on capital flows to emerging economies, including Turkey. In view of these developments, the amount to be purchased via daily FX auctions was reduced in May and June, and FX purchase auctions were suspended as of July 25, 2011. Given the heightened uncertainty due to aggravated concerns over global growth and sovereign debt sustainability in some European countries as of late July, with a view to providing the market with FX liquidity, the CBRT started to hold FX sale auctions as of August 5, 2011 when deemed necessary. In September 2011, the Central Bank announced that the selling amount was set as the maximum daily amount to be sold on the days of FX sales. The amount to be sold could also be lower than the maximum selling amount when deemed necessary. In November, the Central Bank decided to announce the maximum amount of FX that can be sold via auctions on every working day for the subsequent two working days. In December, the Central Bank increased the maximum amount of FX that can be sold within two working days following the daily FX auctions to $1.70 billion and the amount that can be sold other than exceptions to $1.35 billion. Starting from January 6, 2012, the Central Bank started to hold intra-day foreign exchange sale auctions when necessary. Given the improving current account balance dynamics following the decisions taken at the MPC meeting on January 24, 2012 as well as the abrupt changes in global conditions, the regular FX sale auctions were suspended as intra-day FX sale auctions proved relatively more efficient and better-suited to meet the objectives of the monetary policy than the regular auctions. Moreover, on October, 18, 2011 December 30, 2011 and January 2-4 2012, direct FX sale interventions were performed in response to unhealthy price formations in exchange rates due to loss of market depth. The last four direct FX sale interventions were conducted in the context of additional monetary tightening which was started on December 29, 2011 as a response to deteriorated inflation outlook and delivered on so-called exceptional days in the first half of 2012. Although, additional monetary tightening has been implemented mainly via open market operations, it also featured unsterilized (effective)

foreign exchange sales and interventions in order to prevent inflation expectations to be adversely affected from exchange rate movements detached from fundamentals.

With a view to providing the market with FX liquidity, FX required reserve ratios were reduced in July, August and October 2011. In addition, interest rates on weekly FX deposits at the FX and Deposit Markets were slightly reduced in August 2011. The maturity of FX deposits that banks can buy from the CBRT was extended from one week to one month in December 2011. Furthermore, in order to ease FX liquidity in the interbank FX markets, the CBRT resumed its intervention in the FX Deposit Markets in November 2011.

Moreover, in September 2011, the Central Bank provided a facility that up to 10% of reserve requirements for Turkish lira liabilities can be maintained in US dollar and/or Euro. This facility has been first raised to 20% and then 40% in October 2011. In 2012 this facilty has further been gradually raised to 45%, in May 2012, 50% and in June, 55%. Since this facility has been almost 100% used by the banks, it increased the FX reserves of the Central Bank.

On October 27, 2011, the Central Bank updated the reserve requirement ratios for Turkish Lira deposits for related maturities and set the range between 5-11%. In addition, the reserve requirement ratios for foreign exchange deposits and liabilities were adjusted on October 5, 2011, with a range set between 6-11% depending on maturity.

On December 28, 2011, the Central Bank announced that, in addition to the daily one-week repo auctions, the Central Bank will start holding one-month (4 weeks) repo auctions every Friday. The one-month repo auctions are to be held in the traditional auction method and each institution’s total bid amount are to be limited to an announced auction amount. Auctions commenced on December 30, 2011. For the period of December 30, 2011 to January 26, 2012, upper limits have been set as TL2.0 billion for the total funding through one-month auctions and TL3.0 billion for each week’s auction. On May 29, 2012, the MPC decided to set the amount of daily funding via quantity auctions between 1 and 5 billion Turkish liras. On June 21, 2012 the MPC decided to keep the amount of daily funding via quantity auctions between 1 and 5 billion Turkish liras until July 19, 2012. The upper limit for each one-month repo auction to be held between June 22- July 21, 2012 has been set at 5 billion Turkish liras.

On March 29, 2012 the limit for standard gold reserves that may be held to meet reserve requirements for foreign currency liabilities, excluding precious metal deposit accounts, has been decreased from 10% to 0%. On June 21, 2012, it was announced that the upper limit for gold reserves that might be held to maintain Turkish lira reserve requirements was raised from 20% to 25%, and banks are allowed to hold Turkish lira reserve requirements in gold over the total amount calculated by multiplying the first tranche corresponding to 20 percentage points of Turkish lira reserve requirements by a coefficient of “1” and the second tranche corresponding to 5 percentage points of Turkish lira reserve requirements by a coefficient of “1.5”.

In 2011, the amount of FX purchased via FX purchase auctions totaled $6.45 billion, while the total amount of FX sold through FX sale auctions and direct interventions amounted to $13.60 billion. Furthermore, in 2012, an FX amount of $2.46 billion sold through FX sale auctions and direct interventions. Gross FX reserves of the Central Bank excluding gold stood at $78.33 billion at the end of 2011 and $84.00 billion on July 13, 2012.

Table No. 16

Central Bank Direct Interventions and Auctions in (million USD)

	Interventions		Auctions
	Purchase	Sale	Purchase	Sale
2006	5,441	2,105	4,296	1,000
2007	—	—	9,906	—
2008	—	—	7,584	100
2009	—	—	4,316	900
2010	—	—	14,865	—
2011	—	2,390	6,450	11,210
2012*	—	1,006	—	1,450

*	2012 figures are as of July 13, 2012

Source: CBT.

The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Deutsche Mark, Japanese Yen and against a currency basket:

Table No. 17

Exchange Rates (1)

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Deutsche Mark	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket
2007	1.30779	—	1.78676	1.10935	2.68360	(2)
2008	1.29915	—	1.90492	1.26480	2.76594	(2)
2009	1.55453	—	2.16089	1.66189	3.21842	(2)
2010	1.50760	—	1.99895	1.71776	3.046792	(2)
2011	1.67806	—	2.33360	2.10970	3.474932	(2)
Period End At December 31st
2007	1.17030	—	1.71840	1.03470	2.49350	(2)
2008	1.5196	—	2.1511	1.6843	3.175947	(2)
2009	1.5130	—	2.1707	1.6410	3.18444	(2)
2010	1.5530	—	2.059	1.9059	3.13843	(2)
2011	1.9157	—	2.4711	2.4628	3.81845	(2)

(1)	Central Bank foreign exchange selling rates.
(2)	The basket consisting of $1.00 and EUR0.77.

Source: CBT

INTERNATIONAL LENDING

On May 11, 2005, the IMF Executive Board approved a three year, SDR 6.66 billion (approximately $10 billion at the time) stand-by arrangement (the “2005-2008 Stand-By Arrangement”) to support Turkey’s economic and financial program through May 2008. An amount equivalent to SDR6 555.17 million (approximately $837.5 million at the time of the release) was made available immediately. The remaining balance was expected to be distributed in eleven equal tranches over the course of the 2005-2008 Stand-By Arrangement. In connection with the 2005-2008 Stand-By Arrangement, the IMF Executive Board also approved a one-year extension of Turkey’s obligation to repay to the IMF SDR 2.52 billion (approximately $3.8 billion as of May 11, 2005), which amount was to be payable by Turkey in 2006. Since 2005, IMF missions have visited Turkey seven times for program review discussions and various letters of intent were signed. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed the 19th Stand-By-Arrangement. The Republic and the IMF have since been continuing their relationship on a regular membership basis because the Republic believes that a stand-by arrangement is not currently necessary.

The Undersecretariat of the Turkish Treasury, together with the World Bank, launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS ended June 30, 2011 and was designed to provide Turkey with financial and technical support over the 2008-2011 period. The 2008-2011 CPS package initially envisaged total financial support of $8.1 billion and consisted of both investment and program loans. Under the 2008-2011 CPS program, a total of approximately $7.64 billion worth of agreements were signed, consisting of development policy loans (58%) and investment loans (42%).

A summary of the program and investment loans approved during the 2008-2010 period under the CPS program are as follows:

•	Second Competitiveness and Employment Development Policy Loan with a total funding of €342.8 million (approximately $500 million) - a series of loans to support economic policies in the areas of

6	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.583210 on September 25, 2009.

investment climate, labor markets, credit and capital markets, and innovation, technology, quality standards and labor skills (approved on December 16, 2008).

•

Second Programmatic Public Sector Development Policy Loan (“PPDPL II”) with a total funding of €255.4 million (approximately $400 million) - provides support for the Turkish Government’s comprehensive reform of the public sector. (approved on June 19, 2008).

•	Programmatic Electricity Sector Development Policy Loan-I with a total funding of €548.4 million (approximately $800 million) (approved on June 11, 2009).

•

Restoring Equitable Growth and Employment Programmatic Development Policy Loan (“REGE DPL I”) with a total funding of €931 million (approximately $1.3 billion) - provides support for Turkey’s public reform agenda under the PPDPL series. The REGE DPL I also focused on managing the impact of the global economic crisis and transition to recovery as well as job creation through business climate reforms previously supported under the CEDPL series. (approved on March 23, 2010).

•	Second Programmatic Environmental Sustainability and Energy Sector Development Policy Loan with a total funding of €519.6 million (approximately $700 million) (approved on June 15, 2010).

The following table sets forth the program and investment loans approved under the CPS program during 2011.

Program Loans	Original Amount		USD Equivalent	Board Approval Date	Loan Agreement Date
Second Restoring Equitable Growth and Employment (REGE) DPL 2		€506,100,000	$700,000,000	May 5, 2011	May 27, 2011

Investment Loans	Original Amount		USD Equivalent	Board Approval Date	Loan Agreement Date
Additional Loan for the Fourth Export Intermediation Project		€87,800,000	$120,000,000	March 17, 2011	April 5, 2011
		$180,000,000	$180,000,000	March 17, 2011	April 5, 2011
İstanbul Seismic Risk Mitigation and Emergency Preparedness Project		€109,800,000	$150,000,000	April 21, 2011	August 4, 2011
Additional Financing for Private Sector Renewable Energy and Energy Efficiency Project	€ and $	183,600,000 235,000,000	$500,000,000	November 22, 2011	December 5, 2011

On March 27, 2012, it was announced that the new CPS of the World Bank Group with Turkey for 2012-2015 was launched, with anticipated financing from the World Bank for Turkish government programs of up to $4.45 billion during the four-year period, consisting of development policy loans (35%) and investment loans (65%). In addition, the new CPS provides for financing of private sector investments by the International Finance Corporation (“IFC”) between $1.7-$2.0 billion for such four-year period, and for guarantees against non-commercial risks from the Multilateral Investment Guarantee Agency (“MIGA”). The IFC and the MIGA are members of the World Bank Group. The Third Programmatic Environmental Sustainability and Energy Sector Development Policy Loan (ESES DPL III) was approved by the Board of Executive Directors of the World Bank on March 27, 2012 and the loan agreement for a total financing of €455,400,000, was signed on April 6, 2012. The total amount of the loan was released on June 19, 2012.

On May 17, 2010, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On May 28, 2010, the IMF mission concluded its review and published its preliminary conclusions, and on July 30, 2010, the Executive Board of the IMF concluded the Article IV consultation and post-program monitoring with the Republic. The Executive Board of the IMF commended Turkey for far reaching reforms and prudent fiscal policy that limited exposure and paved the way for an effective response to the global financial crisis and contributed to a robust economic recovery. The Executive Board noted that the main challenge for the Republic is containing external imbalances that could undermine the economic recovery.

On February 11, 2011, the Executive Board of the International Monetary Fund (“IMF”) concluded the Second Post-Program Monitoring Discussions with Turkey. The Executive Board welcomed the strong recovery of the Turkish economy during 2010, with output exceeding its pre-crisis level and unemployment moderating significantly, but noted the sharply widening current account deficit. The Executive Board stated that Turkey’s main challenge is determining the right policy mix in the face of vulnerabilities arising from excessive domestic demand and volatile short-term capital flows. The Executive Board recognized that Turkey’s favorable near-term growth prospects and healthy balance sheets would likely continue to attract capital inflows, but also noted that predominantly short-term capital inflows have increased the Republic’s exposure to capital flow reversal and associated repricing risks. The Executive Board welcomed Turkey’s increased focus on systemic financial-sector risk and a moderate tightening of macroprudential measures. A number of Executive Board directors, however, called for further action in these areas. The Executive Board also encouraged progress on structural reforms to enhance competitiveness and resilience to capital inflows.

Between March 16, 2011 and April 5, 2011, an IMF mission visited Turkey for the Financial Sector Assessment Program (“FSAP”) update. FSAP assessments include a financial stability assessment, which is the responsibility of the IMF, and a financial development assessment, which is the responsibility of the World Bank. The Financial System Stability Assessment for Turkey, was endorsed in the IMF Executive Board meeting on November 30, 2011, however, as of the date of this Annual Report an updated Financial System Stability Assessment for Turkey has not been published.

On September 6, 2011, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. The IMF mission concluded its review on November 30, 2011, and published its staff report on January 27, 2012. The staff noted that Turkey entered the global economic crisis with stronger private and public sector balance sheets than many other countries in the region, due to institutional reforms and improved policy frameworks adopted earlier in the decade. The staff also noted that a deft macroeconomic and financial policy response during the global economic crisis enhanced policy credibility. However, an inadequate policy response to renewed capital flows caused growth to revert to its previous unbalanced path, and an overvalued real exchange rate and abundant external financing caused demand to become skewed toward imports resulting in the current account deficit widening sharply. The staff report commented on various other economic developments and policies in Turkey, including recommending structural reforms to prevent the emergence of a negative output gap as the current account is corrected. The IMF mission most recently visited Turkey from May 31 to June 6, 2012 to discuss recent economic developments and preparations for the 2012 Article IV consultation discussions. In their conclusion statement, the IMF mission stated that the economy is decelerating toward a soft landing, thus the imbalances built over the last two years are diminishing.

On March 25, 2010, it was announced that the Republic and the Islamic Development Bank signed a memorandum of understanding on a Member Country Partnership Strategy.

The Republic signed a total of €1.6 billion, €650 million and €920 million worth of various financing agreements with the European Investment Bank in 2009, 2010 and 2011, respectively. As of July 1, 2012, it was announced that the Republic and the European Investment Bank signed six loan agreements totaling €625 million.

On September 16, 2010, the Republic and the Council of Europe Development Bank signed the “Finance Contract of İstanbul Earthquake Risk Mitigation and Emergency Preparedness Project” with a total amount of €250 million. On October 27, 2011, the Republic and the Council of Europe Development Bank signed the “Guarantee Agreement for Halkbank SME Loan” for a total amount of €100 million. On June 29, 2012 the Republic and the Council of Europe Development Bank signed the “Guarantee Agreement for Halkbank SME Loan” with a total amount of €50 million.

During the G-20 meeting held in Los Cabos on June 18-19, 2012, Turkey declared its intention to contribute to global financial stability by increasing the resources of the International Monetary Fund (IMF). On June 19, 2012, it was announced that the Central Bank of the Republic of Turkey will contribute to the IMF resources up to $5 billion, to be counted as part of its international reserves.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. From 2007 to 2008, total exports increased by23.1. The value of Turkey’s exports rose from approximately $107.3 billion in 2007 to approximately $132 billion in 2008. However in 2009, the increasing trend in exports was interrupted by the global economic crisis as Turkey’s trade partners went into serious economic recession. Therefore, Turkish export performance was hit by reduced export demand from countries, especially in the EU and decreased by approximately 22.6% in 2009, compared to the previous year.

In 2010, total exports were realized as $113.9 billion, a 11.5% increase when compared to 2009. In 2011, exports increased by 18.5% and realized as $134.9 billion. In the meantime, because domestic demand also increased, import demand increased considerably by 31.7% and 29.8% in 2010 and 2011 respectively. Since imports increased more than exports, the trade deficit and hence the current account deficit also increased and reached pre-crisis levels. While the trade deficit (including shuttle trade) and the current account deficit were $53.0 billion and $41.5 billion in 2008 respectively, the trade deficit increased significantly to $56.4 billion and the current account deficit increased to $46.6 billion in 2010 and $89.1 billion and $76.9 billion respectively in 2011. The increase in imports stemmed partly from the increase in energy prices and partly from the expansion in economic activity.

The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 95% of total exports in 2008 while the share of agricultural products in total exports was 3%. In 2011 this outlook did not change significantly. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. In 2011, while textiles and clothing products increased 13.9% to $24.6 billion, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 20.9% to $72.2 billion.

Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.

In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.

Turkey’s principal trading partners have traditionally been EU member countries. In 2011, EU member countries accounted for 46.2% of total exports and 37.8% of total imports. The largest total export market for Turkish products was Germany, which accounted for 10.3% of total exports in 2011 compared to 10.1% in 2010.

To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (“GSP”) towards the lesser developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table No. 18

Terms of Trade-Foreign Trade, Value, Volume

	2007	2008	2009	2010	2011
in billions of U.S dollars
Exports f.o.b (1)	107.3	132.0	102.1	113.9	134.9
Imports c.i.f (2)	170.1	202.0	140.9	185.5	240.8
Consumption goods	18.7	21.5	19.3	24.7	29.7
Capital goods	27.1	28.0	21.5	28.8	37.3
Intermediate goods	123.6	151.7	99.5	131.4	173.1
Total Exports	(percentage change from previous year)
Value	25.4	23.1	-22.6	11.5	18.5
Price	13.1	16.0	-16.6	4.9	11.6
Volume(3)	10.8	6.1	-7.2	6.3	6.2

Total Imports(2)
Value	21.8	18.8	-30.2	31.7	29.8
Price	9.8	20.6	-20.1	9.0	15.8
Volume(3)	11.0	-1.5	-12.7	20.8	12.1
Terms of Trade	3.1	-3.8	4.3	-3.8	-3.7

Source: TURKSTAT

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table No. 19

	Exports (FOB)* by Sectors and Commodity
				Annual				Percentage Change
	2007	2008	2009	2010	2011	2008/07	2009/08	2010/09	2011/10
					(in millions of U.S. dollars unless otherwise indicated)
Agricultural and Forestry	3,725	3,937	4,347	4,935	5,167	5.7	10.4	13.5	4.7
Agriculture and farming of animals	3,709	3,924	4,337	4,919	5,148	5.8	10.5	13.4	4.7
Forestry and logging	16	13	11	15	19	-17.0	-18.2	44.5	20.2
Fishing	158.3	240.3	189.0	156.0	186.0	51.9	-21.4	-17.4	19.2
Fishing	158.3	240.3	189.0	156.0	186.0	51.9	-21.4	-17.4	19.2
Mining and Quarrying	1,660.9	2,155.2	1,682.9	2,687.1	2,805.4	29.8	-21.9	59.7	4.4
Mining of coal, lignite and peat	1.9	20.9	1.5	6.5	5.9	979.8	-92.9	339.2	-10.3
Crude petroleum and natural gas	4.3	61.0	101.1	100.5	126.4	1301.8	65.9	-0.6	25.8
Mining of uranium and thorium ores
Metal ores	853.4	1026.5	689.2	1,280.3	1,213.9	20.3	-32.9	85.8	-5.2
Other mining and quarrying	801.2	1046.8	891.1	1,300	1,459.2	30.7	-14.9	45.9	12.3
Manufacturing	101,082	125,188	95,449	105,467	125,963	23.8	-23.8	10.5	19.4
Food products and beverages	5,164	6,476	5,931	6,703	8,881	25.4	-8.4	13.0	32.5
Tobacco products	195	277	266	296	301	42.1	-3.8	11.0	1.8
Textiles	10,805	11,323	9,559	10,932	12,920	4.8	-15.6	14.4	18.2
Apparel	11,795	11,504	9,603	10,618	11,633	-2.5	-16.5	10.6	9.6
Luggage, saddlery and footwear	559	607	499	656	773	8.6	-17.8	31.7	17.8
Products of wood and cork	455	535	510	573	653	17.5	-4.7	12.3	14.0
Paper and paper products	836	1,052	982	1,194	1,407	25.9	-6.7	21.6	17.8
Printing and publishing	130	145	148	141	164	11.4	1.8	-4.3	15.9
Coke, petroleum products and nuclear fuel	4,922	7,325	3,650	4,153	6,122	48.8	-50.2	13.8	47.4
Chemicals and chemical products	4,057	4,995	4,300	5,706	6,743	23.1	-13.9	32.7	18.2
Rubber and plastic products	3,930	4,750	4,035	4,887	6,241	20.9	-15.0	21.1	27.7
Other non-metallic minerals	3,398	4,321	3,769	3,989	4,042	27.2	-12.8	5.8	1.3
Manufacture of basic metals	12,349	22,570	15,103	14,427	17,062	82.8	-33.1	-4.5	18.3
Manufacture of fabricated metal products (exc. machinery)	4,251	5,531	4,470	4,973	6,230	30.1	-19.2	11.2	25.3

Manufacture of machinery and equipment	8,032	9,763	8,070	9,059	11,126	21.6	-17.3	12.3	22.8
Office, accounting and computing machinery	130	135	100	134	140	4.2	-25.7	33.2	4.9
Electrical machinery and apparatus	4,106	4,975	4,099	4,864	5,863	21.2	-17.6	18.7	20.6
Communication and apparatus	2,766	2,277	1,919	1,951	2,111	-17.7	-15.7	1.6	8.2
Medical, precision and optical instruments, watches	337	404	367	412	499	19.9	-9.1	12.2	21.0
Motor vehicles and trailers	17,016	19,362	12,863	14,857	17,044	13.8	-33.6	15.5	14.7
Other transport	2,747	3,360	2,418	1,659	1,992	22.3	-28.0	-31.4	20.1
Furniture	3,101	3,500	2,786	3,283	4,014	12.9	-20.4	17.8	22.3
Recycling
Electricity, Gas and Water Supply	168.8	73.3	139.7	181.4	148.8	-56.6	90.6	29.8	-18.0
Electricity, gas and steam	168.8	73.3	139.7	181.4	148.8	-56.6	90.6	29.8	-18.0
Wholesale and Retail Trade	473.9	430.5	330.5	451.7	631.9	-9.2	-23.2	36.6	39.9
Wholesale and retail trade	473.9	430.5	330.5	451.7	631.9	-9.2	-23.2	36.6	39.9
Other Business Activities	1.4	1.9	1.2	2.0	0.6	34.5	-33.7	63.2	-71.4
Other business activities	1.4	1.9	1.2	2.0	0.6	34.5	-33.7	63.2	-71.4
Social and Personal Activities	1.4	1.7	2.4	3.6	5.0	23.5	45.7	48.2	38.1
Total	107,272	132,027	102,143	113,883	134,907	23.1	-22.6	11.5	18.5

*	Excluding shuttle and transit trade

Source: TURKSTAT

Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldova, Romania, Russian, Serbia, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of Turkey—International Organizations.”

The following table presents Turkey’s exports by country for the periods indicated:

Table No. 20

	2007	2008	2009	2010	2011	2007	2008	2009	2010	2011
	(in thousands of US dollars, unless otherwise indicated)					(percent share)
Total	107,271,750	132,027,196	102,142,613	113,883,219	134,907,074	100.0	100.0	100.0	100.0	100.0

A- EU COUNTRIES (27)	60,398,502	63,390,419	47,013,415	52,685,304	62,347,672	56.3	48.0	46.0	46.3	46.2

B-FREE ZONES IN TURKEY	2,942,876	3,008,061	1,957,066	2,083,788	2,544,726	2.7	2.3	1.9	1.8	1.9

C-BORDER TRADE CENTERS	285	6,624	—	—	1	0.003	0.005		—	—

D-OTHER COUNTRIES	43,930,087	65,622,092	53,172,132	59,114,127	70,014,675	41.0	49.7	52.1	51.9	51.9
1-Other European Countries	10,842,681	15,678,083	11,317,994	11,373,372	12,976,364	10.1	11.9	11.1	10.0	9.6
2-North African Countries	4,029,683	5,850,262	7,415,776	7,025,168	6,700,645	3.8	4.4	7.3	6.2	5.0
3-Other African Countries	1,946,661	3,212,341	2,738,866	2,257,898	3,633,002	1.8	2.4	2.7	2.0	2.7
4-North American Countries	4,540,601	4,801,535	3,578,829	4,242,435	5,459,250	4.2	3.6	3.5	3.7	4.0
5-Central America and Caraips	548,835	828,687	621,826	597,975	626,293	0.5	0.6	0.6	0.5	0.5
6-South America Countries	513,719	901,401	677,599	1,237,356	1,840,351	0.5	0.7	0.7	1.1	1.4
7-Near And Middle Eastern	15,081,322	25,430,395	19,192,808	23,294,873	27,934,965	14.1	19.3	18.8	20.5	20.7
8-Other Asian Countries	5,227,250	7,074,123	6,705,544	8,580,833	10,199,361	4.9	5.4	6.6	7.5	7.6
9-Australia and New Zealand	342,812	435,326	361,640	402,591	480,755	0.3	0.3	0.4	0.4	0.4
10-Other Countries	856,524	1,416,562	561,251	101,627	163,690	0.8	1.1	0.5	0.1	0.1

Selected country groups
OECD Countries	65,674,811	70,471,749	55,832,408	61,491,606	67,114,103	61.2	53.4	54.7	54.0	49.7
EFTA Countries	1,327,977	3,261,728	4,335,560	2,416,381	1,887,252	1.2	2.5	4.2	2.1	1.4
Organization of Blacksea Economic Co-operation	16,784,102	20,867,277	12,272,591	14,456,173	17,767,964	15.6	15.8	12.0	12.7	13.2

Organization for Economic Co-operation	4,700,072	6,247,706	5,948,111	7,617,077	9,291,736	4.4	4.7	5.8	6.7	6.9
New Independent States	10,088,336	13,938,226	7,957,492	10,288,272	13,376,636	9.4	10.6	7.8	9.0	9.9
Turkish Republics	2,874,467	3,749,451	3,399,485	3,921,072	5,039,884	2.7	2.8	3.3	3.4	3.7
Organization of Islamic Conference	20,310,574	32,596,965	28,626,586	32,469,556	37,325,453	18.9	24.7	28.0	28.5	27.7

	2007	2008	2009	2010	2011	2007	2008	2009	2010	2011
Selected Countries (1)
-Germany	11,993	12,952	9,793	11,479	13,951	11.2	9.8	9.6	10.1	10.3
-United Kingdom	8,627	8,159	5,938	7,236	8,152	8.0	6.2	5.8	6.4	6.0
-Italy	7,480	7,819	5,889	6,505	7,851	7.0	5.9	5.8	5.7	5.8
-USA	4,171	4,300	3,241	3,763	4,584	3.9	3.3	3.2	3.3	3.4
-France	5,974	6,618	6,211	6,054	6,806	5.6	5.0	6.1	5.3	5.0
-Spain	4,580	4,047	2,818	3,536	3,918	4.3	3.1	2.8	3.1	2.9
-Russia	4,727	6,483	3,190	4,628	5,993	4.4	4.9	3.1	4.1	4.4
-Iraq	2,845	3,917	5,123	6,036	8,310	2.7	3.0	5.0	5.3	6.2
-Netherlands	3,019	3,144	2,127	2,461	3,243	2.8	2.4	2.1	2.2	2.4
-Romania	3,644	3,987	2,202	2,599	2,879	3.4	3.0	2.2	2.3	2.1
-U. A. E	3,241	7,975	2,897	3,333	3,707	3.0	6.0	2.8	2.9	2.7
-Greece	2,263	2,430	1,630	1,456	1,553	2.1	1.8	1.6	1.3	1.2
-Bulgaria	2,060	2,152	1,386	1,497	1,623	1.9	1.6	1.4	1.3	1.2
-Israel	1,658	1,935	1,522	2,080	2,391	1.5	1.5	1.5	1.8	1.8
-Belgium Luxembourg	1,810	2,178	1,815	1,986	2,505	1.7	1.6	1.8	1.7	1.9
-Ukrania	1,481	2,188	1,005	1,260	1,730	1.4	1.7	1.0	1.1	1.3
-Iran	1,441	2,030	2,025	3,044	3,590	1.3	1.5	2.0	2.7	2.7
-Poland	1,436	1,587	1,322	1,504	1,758	1.3	1.2	1.3	1.3	1.3
-Algeria	1,232	1,614	1,777	1,505	1,471	1.1	1.2	1.7	1.3	1.1
-Saudi Arabia	1,487	2,202	1,768	2,218	2,763	1.4	1.7	1.7	1.9	2.0

Total	107,272	132,027	102,143	113,883	134,907	70.0	66.4	62.5	65.1	65.7

Source: TURKSTAT

(1)	Countries are selected according to the highest total export values in the last three years.

The value of imports increased from approximately $7.9 billion in 1980 to approximately $202 billion in 2008. In 2008, the EU accounted for 36.8% of Turkey’s total imports. However, with the global economic crisis the value of imports fell significantly to $140.9 billion in 2009 and the EU accounted for 40.1% of Turkey’s total imports. In 2010, the value of imports increased to $185.5 billion and the EU accounted for 38.9% of Turkey’s total imports. In 2011, the value of imports increased to $240.8 billion and EU share in Turkey’s import was realized as 37.8%.

In 2011, of the main commodity groups, the share of intermediate goods in total imports was 71.9%, while the shares of capital goods and consumption goods in total imports were 15.5% and 12.3%, respectively.

The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table No. 21

					Imports (CIF) by Sector and Commodity
	2007	2008	2009	2010	2011	2008/07	2009/08	2010/09	2011/10
			(in millions of US dollars, unless otherwise indicated)				(% change)
TOTAL	170,063	201,964	140,928	185,544	240,842	18.8	-30.2	31.7	29.8

CAPITAL GOODS	27,054	28,021	21,463	28,818	37,271	3.6	-23.4	34.3	29.3
Capital goods (Except transportations vehicles)	23,366	23,256	18,384	23,250	29,605	-0.5	-20.9	26.5	27.3
Transportation vehicles incidental to industry	3,688	4,765	3,078	5,569	7,665	29.2	-35.4	80.9	37.7

INTERMEDIATE GOODS	123,640	151,747	99,510	131,445	173,140	22.7	-34.4	32.1	31.7
Unprocessed materials incidental to industry	10,038	13,692	7,985	12,259	16,160	36.4	-41.7	53.5	31.8
Processed materials incidental to industry	58,891	65,680	43,492	58,733	75,482	11.5	-33.8	35.0	28.5
Unprocessed fuels and oils	751	1,275	1,139	1,176	1,304	69.8	-10.6	3.2	10.9
Parts of investment goods	9,087	9,445	8,292	9,064	10,861	3.9	-12.2	9.3	19.8
Parts of transportation vehicles	10,455	11,264	7,841	10,581	12,334	7.7	-30.4	34.9	16.6
Unprocessed materials of food and beverages	1,685	3,154	2,074	2,794	4,379	87.2	-34.2	34.7	56.7
Processed materials of food and beverages	858	1,742	1,206	1,113	1,794	102.9	-30.8	-7.7	61.2
Processed fuels and oils	8,258	12,337	9,183	12,223	16,434	49.4	-25.6	33.1	34.4
Confidential Data	23,617	33,158	18,298	23,503	34,392	40.4	-44.8	28.4	46.3

CONSUMPTION GOODS	18,694	21,489	19,290	24,735	29,692	15.0	-10.2	28.2	20.0
Automobiles	4,747	4,552	4,265	6,820	8,475	-4.1	-6.3	59.9	24.3
Resistant consumption goods	3,027	3,531	2,619	3,499	4,337	16.6	-25.8	33.6	24.0
Semi-resistant consumption goods	3,914	4,808	4,090	5,303	6,453	22.8	-14.9	29.7	21.7
Non-resistant consumption goods	4,359	5,301	4,949	5,531	5,895	21.6	-6.6	11.8	6.6
Unprocessed of food and beverages	403	753	596	676	814	86.8	-20.9	13.5	20.4
Processed of food and beverages	954	1,121	1,003	1,366	1,816	17.5	-10.5	36.2	33.0
Gasoline	1,172	1,306	1,191	1,343	1,662	11.5	-8.9	12.8	23.8

Transportation vehicles not incidental to industry	118	117	577	197	240	-0.4	392.3	-65.9	21.9

OTHERS	675	707	666	546	739	4.7	-5.7	-18.1	35.3
Other goods not elsewhere specified	675	707	666	546	739	4.7	-5.7	-18.1	35.3

Source: Ministry of Development

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table No. 22

					Imports (CIF) by Country
	2007	2008	2009	2010	2011	2007	2008	2009	2010	2011
	(in thousands of US dollars, unless otherwise indicated)								(percentage share)
Total	170,062,715	201,963,574	140,928,421	185,544,332	240,841,698	100.0	100.0	100.0	100.0	100.0
A-EU COUNTRIES (27)	68,394,869	74,407,779	56,508,918	72,179,705	91,128,440	40.2	36.8	40.1	38.9	37.8
B-FREE ZONES IN TURKEY	1,223,729	1,334,250	965,287	878,447	1,038,057	0.7	0.7	0.7	0.5	0.4
C-OTHER COUNTRIES	100,444,116	126,221,545	83,454,216	112,486,180	148,675,201	59.1	62.5	59.2	60.6	61.7
1-Other European Countries	34,253,510	44,196,490	25,886,494	30,312,449	35,979,210	20.1	21.9	18.4	16.3	14.9
2-North African Countries	2,285,434	3,535,990	2,237,693	3,098,091	3,342,055	1.3	1.8	1.6	1.7	1.4
3-Other African Countries	2,821,104	2,060,486	1,700,198	1,725,916	3,424,658	1.7	1.0	1.2	0.9	1.4
4-North American Countries	9,032,926	13,404,016	9,513,149	13,234,069	17,345,678	5.3	6.6	6.8	7.1	7.2
5-Central America and Caraips	448,291	560,444	475,745	622,763	903,455	0.3	0.3	0.3	0.3	0.4
6-South America Countries	2,671,179	3,259,762	2,286,192	2,942,329	4,500,367	1.6	1.6	1.6	1.6	1.9
7-Near And Middle Eastern	10,148,760	13,145,164	7,133,985	13,010,828	20,439,413	6.0	6.5	5.1	7.0	8.5
8-Other Asian Countries	33,658,278	37,616,399	28,748,748	40,343,434	53,143,943	19.8	18.6	20.4	21.7	22.1
9-Australia and New Zealand	671,742	876,169	647,843	493,033	806,922	0.4	0.4	0.5	0.3	0.3
10-Other Countries	4,452,892	7,566,626	4,824,170	6,703,268	8,789,500	2.6	3.7	3.4	3.6	3.6

Selected country groups

OECD Countries	93,255,848	104,279,390	76,339,910	99,314,780	121,327,633	54.8	51.6	54.2	53.5	50.4
EFTA Countries	5,774,587	6,217,519	2,780,569	4,002,407	5,845,715	3.4	3.1	2.0	2.2	2.4
Organization of Blacksea Economic Co-operation	34,664,724	45,066,639	27,686,923	32,979,705	38,770,181	20.4	22.3	19.6	17.8	16.1
Organization for Economic Co-operation	9,827,960	12,184,213	6,009,259	11,607,394	17,305,837	5.8	6.0	4.3	6.3	7.2
New Independent States	30,828,944	41,052,391	24,757,453	28,908,734	33,159,185	18.1	20.3	17.6	15.6	13.8
Turkish Republics	2,525,102	3,242,055	1,872,138	2,923,668	3,642,096	1.5	1.6	1.3	1.6	1.5
Organization of Islamic Conference	17,354,351	22,051,265	13,357,101	22,200,530	31,417,772	10.2	10.9	9.5	12.0	13.0

	2007	2008	2009	2010	2011	2007	2008	2009	2010	2011
Selected Countries (1)
-Russia	23,508	31,364	19,450	21,601	23,953	13.8	15.5	13.8	11.6	9.9
-Germany	17,540	18,687	14,097	17,549	22,986	10.3	9.3	10.0	9.5	9.5
-China	13,234	15,658	12,677	17,181	21,693	7.8	7.8	9.0	9.3	9.0
-Italy	9,751	10,862	7,595	10,140	13,450	5.7	5.3	5.4	5.5	5.6
-France	7,850	9,022	7,092	8,177	9,230	4.6	4.5	5.0	4.4	3.8
-USA	8,166	11,976	8,576	12,319	16,034	4.8	5.9	6.1	6.6	6.7
-Iran	6,615	8,200	3,406	7,645	12,462	3.9	4.1	2.4	4.1	5.2
-United Kingdom	5,477	5,259	3,473	4,681	5,840	3.2	2.6	2.5	2.5	2.4
-Switzerland	5,269	5,588	1,999	3,154	5,019	3.1	2.8	1.4	1.7	2.1
-Southern Korea	4,370	4,092	3,118	4,764	6,298	2.6	2.0	2.2	2.6	2.6

-Japan	3,703	4,027	2,782	3,298	4,264	2.2	2.0	2.0	1.8	1.8
-Ukraine	4,519	6,106	3,157	3,833	4,812	2.7	3.0	2.2	2.1	2.0
-Romania	3,113	3,548	2,258	3,449	3,801	1.8	1.8	1.6	1.9	1.6
-Belgium-Luxemburg	3,020	3,276	2,451	3,328	4,122	1.8	1.6	1.7	1.8	1.7
-Saudi Arabia	736	909	776	1,381	2,002	0.4	0.5	0.6	0.7	0.8
-Netherlands	2,655	3,056	2,543	3,156	4,005	1.6	1.5	1.8	1.7	1.7
-Algeria	944	1,588	769	1,068	1,150	0.6	0.8	0.5	0.6	0.5
-Taiwan	1,884	1,684	1,342	1,843	2,025	1.1	0.8	1.0	1.0	0.8
-India	2,300	2,458	1,903	3,410	6,499	1.4	1.2	1.4	1.8	2.7
Total	170,063	201,963	140,928	185,544	240,842	73.3	72.9	70.6	71.1	70.4

(1)	The countries are chosen according to the total import values in the last three years.

Sources: TURKSTAT, Ministry of Development.

In 2011, Turkey’s net international reserves were approximately $110.6 billion. In 2011, gross foreign exchange reserves of the Central Bank were approximately $78.5 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately $22.2 billion. In 2011, net portfolio outflow from Turkey was $1.8 million, compared to a $2.3 million outflow in 2010.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2011, Turkey’s tourism revenues increased by 10.6% to $23.0 billion. See “Economy—Services—Tourism.” In addition, earnings from income balance were $3.9 billion in 2011, compared to $4.5 billion in 2010.

Turkey’s receipts from all services amounted to approximately $39.0 billion in 2011, which represented an increase of 12.1% from 2010. Current transfers amounted to $1.7 billion in 2011. On the other hand, the debit for all services and income account amounted to approximately $32.5 billion ($11.7 billion from income) in 2011, representing an increase of 5.1% (an increase of 0.9% for income) from 2010.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table No. 23

in millions of US dollars	2007	2008	2009	2010	2011
CURRENT ACCOUNT	-38,434	-41,524	-13,370	-46,643	-76,906
Trade Balance	-46,852	-53,021	-24,850	-56,445	-89,141
Goods Exports	115,361	140,800	109,647	120,902	143,397
Goods Imports	-162,213	-193,821	-134,497	-177,347	-232,538
Services	13,283	17,748	17,316	15,493	18,274
Credit	28,930	35,564	33,922	34,743	38,959
Tourism receipts	18,487	21,951	21,250	20,807	23,020
Debit	-15,647	-17,816	-16,606	-19,250	-20,685
Income	-7,108	-8,364	-8,191	-7,139	-7,773
Credit	6,423	6,889	5,164	4,477	3,952
Interest Income	2,158	2,022	1,685	1,094	1,207
Debit	-13,531	-15,253	-13,355	-11,616	-11,725
Interest Expenditure	-7,477	-8,679	-7,306	-5,427	-5,138
Current Transfers	2,243	2,113	2,355	1,448	1,734
General Government	809	728	1,190	563	794
Other Sectors	1,434	1,385	1,165	885	940
Workers’ Remittances	1,209	1,431	990	948	1,045
CAPITAL ACCOUNT	-8	-61	-51	-51	-30
FINANCIAL ACCOUNT	37,272	37,465	9,274	43,961	65,580
Direct Investment (net)	19,941	16,955	6,858	7,574	13,406
Portfolio Investment (net)	833	-5,014	227	16,093	21,986
Assets	-1,947	-1,244	-2,711	-3,524	2,688
Liabilities	2,780	-3,770	2,938	19,617	19,298
Equity Securities	5,138	716	2,827	3,468	-986
Debt Securities	-2,358	-4,486	111	16,149	20,284
General Government	-2,358	-4,486	111	14,797	17,326
In Turkey	-3,281	-5,073	-1,709	10,715	14,805
Abroad	923	587	1,820	4,082	2,521
Other Investment (net)	24,530	24,467	2,300	33,103	28,375
Assets	-4,969	-12,058	10,987	7,012	11,395
Liabilities	29,499	36,525	-8,687	26,091	16,980
Loans	28,320	30,117	-13,598	9,697	18,869
Monetary Authority	0	0	0	0	0

General Government	-3,901	3,443	922	1,421	-845
Banks	5,609	3,267	-4,450	12,913	12,379
Other Sectors	26,612	23,407	-10,070	-4,637	7,335
Deposits	-3,323	4,399	4,063	13,788	-4,362
in Monetary Authority	-1,450	-1,791	-901	-553	-1,965
in Banks	-1,873	6,190	4,964	14,341	-2,397
Reserve Assets	-8,032	1,057	-111	-12,809	1,813
NET ERRORS AND OMISSIONS	1,170	4,120	4,147	2,733	11,356

Source: CBT

CURRENT ACCOUNT

The current account deficit resurged, particularly since the third quarter of 2007 due to the acceleration of imports arising from the appreciation of the YTL as well as the modest recovery in domestic demand and the ease of uncertainties over the general elections. The surge in international energy prices also added to this development. The ongoing strong export growth and the rebound in tourism revenues could not offset the expansion of the current account deficit, and real imports grew faster than real exports in annual terms starting from June 2007. The current account yielded a deficit of $38.4 billion (or 5.8% of GDP) by the year-end 2007.

The impact of the global recession on domestic and external demand became more pronounced in the last quarter of 2008. Exports and imports, which increased at high rates in the first nine months of 2008, dropped sharply in the last quarter of the year both in nominal and real terms. Services revenues increased by 22.9% led by tourism revenues of $22 billion in 2008. On the other hand, in the same period the income deficit widened as a result of the increase in interest expenditures of the private sector. Therefore, the current account deficit, which went up to $48.9 billion in August 2008 in annualized terms, pointed to a sharp decline in the last quarter of the year, dropping to $41.5 billion (5.6% of GDP) by the year-end 2008.

The ongoing slowdown in domestic and external demand due to the global recession caused both exports and imports to plunge and the foreign trade deficit to contract in 2009. Exports and imports fell in real and nominal terms. The significant decrease in international energy and commodity prices contributed to the nominal decrease in both exports and imports. In 2009, services revenues decreased by 4.6% with decreasing net tourism revenues. Therefore, the current account deficit went down to $13.4 billion as of the end of 2009 (2.2% of GDP).

Although external demand remained weak amid Europe’s sovereign debt problems, domestic demand grew at a relatively steady pace, leading to a large increase in the foreign trade deficit during 2010. After declining year-on-year due to the global recession and falling commodity prices in 2009, foreign trade prices increased in 2010. Specifically, due to the sharp rise in commodity prices during the second half of 2010, prices of imports increased at a faster pace than prices of exports, leading to a significant deterioration in the terms of trade. Net services revenues dropped by 10.5% year-on-year in 2010 due to the widening foreign trade deficit and the rapid increase in service expenditures, causing the current account deficit to expand. Despite the increased number of tourists in 2010 as compared to 2009, the fall in average expenditures, tourism revenues went down by 2.1% in 2010. Furthermore, transportation costs continued to rise due to rising imports. Thus, the current account deficit increased to $46.6 billion in 2010 (6.4% of GDP).

In the post-crisis recovery period, the Turkish economy followed a robust course, with domestic and external demand displaying divergences in terms of their speed of recovery. Accordingly, imports surged amid robust domestic demand in 2011; whereas, exports exhibited only a mild recovery due to relatively weak external demand. Despite the evident slowdown in imports owing to the policy measures adopted in the second half of the year to balance domestic and external demand, the foreign trade deficit continued to grow in 2011. Consequently, balance-of-payments-defined total exports and imports of goods registered annual increases by 18.6% and 31.1%, respectively, and reached $143.4 billion, and $ 232.5 billion, respectively. As a result, the foreign trade deficit hit $89.1 billion in 2011, with a year-on-year increase of $32.7 billion.

Despite weaker external demand conditions amid intensifying downside risks to the global economy due to heightened concerns over sovereign debt sustainability in the eurozone as well as the perception that the recovery in the U.S. economy would be slower than expected, exports remained relatively stable throughout the year. Exports were mainly driven by base metals, motor vehicles, food products and textiles throughout 2011.

All subcategories of imports, particularly base metals, chemicals and chemical products, machinery-equipment and road vehicles, increased amid brisk domestic demand. Having improved in favor of the Turkish economy amid the decline in international energy prices during the global crisis, terms of trade started to deteriorate particularly by the second half of 2009; worsening further in 2011 on the heels of the mild recovery in the post-crisis period, causing energy prices, and in particular, crude oil prices to soar. However, even when excluding energy prices, terms of trade have followed a downward course since the second half of 2009.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations, all of which helps to ensure equal treatment of domestic and foreign investors, such as granting foreign entrepreneurs the same rights as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:

•

The Organization for Economic Co-operation and Development (“OECD”), World Trade Organization (“WTO”), International Monetary Fund (“IMF”), World Bank and various organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment which have been signed with 85 countries, 74 of which are currently in force.

•	Agreements to avoid double taxation are currently in effect with 76 countries.

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties, and party to the convention on the International Center for Settlement of Disputes.

•	Investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).

•	Active participant in the WTO working group conducting analytical studies on the relationship between trade and investment.

Net FDI inflows into Turkey amounted to $15,872 million in 2011. The following table sets forth foreign direct investment inflows for the years indicated:

Table No. 24

Foreign Direct Investment

	Equity Capital			Other Capital (intra-company loans)	Real Estate	Total
	Inflow	Outflow	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2007	19,137	-743	18,394	727	2,926	22,047
2008	14,747	-35	14,712	1,855	2,937	19,504
2009	6,252	-82	6,170	459	1,782	8,411
2010	6,238	-35	6,203	341	2,494	9,038
2011	15,855	-1,991	13,864	-5	2,013	15,872

Source: CBRT

Investments in the services sector accounted for 50% of total FDI for 2011, while manufacturing accounted for 22% of such total. The following table sets forth FDI inflows (Equity Capital) by sector:

Table No. 25

Foreign Direct Investment (Equity Capital) by Sector (in millions of U.S. Dollars)
Sector	2007	2008	2009	2010	2011
Agriculture, Forestry and Fishing	9	41	48	80	32
Mining and Quarrying	336	145	89	135	144
Manufacturing	4,131	3,971	1,642	923	3,413
Electricity, Gas, Steam and Air-conditioning Supply	567	1,055	2,153	1,823	4,271
Water Supply; Sewerage, Waste Management and Remediation	3	15	5	3	2
Construction	287	337	209	314	310
Wholesale and Retail Trade	234	2,088	390	435	703
Transportation and Storage	679	96	230	182	232
Accommodation and Food Service Activities	33	25	54	113	47
Information and Communication Services	472	97	173	36	33
Financial and Insurance Activities	11,717	6,136	817	1,620	6,006
Real Estate Activities	448	453	210	241	217
Professional, Scientific and Technical Activities	32	52	81	94	87
Administrative and Support Service Activities	2	25	6	0	23
Public Administration and Defense, Compulsory Social Security	0	0	0	0	0
Education	0	0	1	17	68
Human Health and Social Work Activities	176	147	105	112	232
Arts, Entertainment and Recreation	2	40	25	51	15
Other Service Activities	9	24	14	59	20
Activities of Extra-Territorial Organizations and Bodies	0	0	0	0	0

TOTAL	19,137	14,747	6,252	6,238	15,855

Source: CBRT

Historically, firms from EU member states have had the largest share of FDI in the Republic. Beginning in 2009, EU member states were significantly affected by the global financial crisis and as a result, fiscal problems arose, and continue to arise, in the region. As a result, many firms in the EU revised their investment strategies and decreased direct investments abroad, including investments in the Republic. Accordingly, Turkey experienced a significant decrease in foreign direct investment in 2009. In 2010, net international direct investment increased slightly (5.8%) to $8,899 million compared to $8,409 million in 2009. In 2011, FDI inflows from Europe consisted of 78% of total FDI inflows to Turkey, representing a slight decrease (1%) from 2010. The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table No. 26

Foreign Direct Investment (Equity Capital) by Country (in millions of U.S. Dollars)
	2007	2008	2009	2010	2011
EUROPE	12,974	11,367	5,234	4,920	12,336

Austria	370	586	1,019	1,584	2,235
France	367	679	617	623	986
Germany	954	1,237	498	597	605
Greece	2,360	775	59	436	123
Italy	74	249	314	25	98
Luxembourg	583	3,140	493	292	481
Netherlands	5,442	1,343	718	486	1,589
Spain	583	838	145	205	2,230
United Kingdom	703	1,335	350	245	917
Other EU Countries	1,165	894	715	226	1,985
EFTA Countries	262	202	281	196	323
OTHER EUROPEAN COUNTRIES	111	89	25	5	764
AFRICA	5	82	2	0	0
AMERICA	4,717	951	331	385	1,484

NORTH AMERICA	4,223	891	312	378	1,423
USA	4,212	868	260	323	1,402
Canada	11	23	52	55	21

CENTRAL AMERICA	27	8	12	0	56

SOUTH AMERICA	467	52	7	7	5
ASIA	1,405	2,345	673	928	2,028
NEAR AND MIDDLE EAST COUNTRIES	608	2,184	361	473	1,522
OTHER ASIAN COUNTRIES	797	161	312	455	506
AUSTRALIA	26	2	12	5	7
UNCLASSIFIED	10	0	0	0	0
TOTAL WORLD	19,137	14,747	6,252	6,238	15,855
Source: CBRT

FUTURE DIRECTIONS

Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. Within this framework, Turkey has put efforts for improving the investment climate among the top agenda items and initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures (the “Reform Program”). The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it is intended to prevent administrative obstacles to investing, reduce or eliminate unnecessary and repetitive bureaucratic transactions and complete investment rapidly. The Reform Program is an on-going improvement initiative.

With a view to provide an efficient institutional structure to coordinate the Reform Program, the Coordination Council for the Improvement of the Investment Environment (“YOIKK”) was established in 2001. The mandate of the YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles to the improvement of the investment climate.

The structure and the procedures and principles of YOIKK was updated parallel to the Turkish economy’s increasing performance and the changing priorities of the private sector, and such updates were published as the Council of Minister Leading Decision of January 16, 2012 No. 2012/2. YOIKK will continue to function under the chair of the Minister of Economy following the restructuring of certain public institutions in June 2011.

The new YOIKK structure consists of 10 technical committees, each of which deals with different aspects of FDI and is chaired by high level officials of related institutions:

1.	Company Transactions and Corporate Governance

2.	Employment

3.	GITES and Licenses

4.	Investment Location, Environment and Construction Permits

5.	Taxes and Incentives

6.	Foreign Trade and Customs

7.	Intellectual Property Rights and Research & Development

8.	Legislation on Investment Climate and Legislative Procedures

9.	Getting Credit

10.	Infrastructure

Productive collaboration between the public and the private sector is the key factor in this process. To ensure that policy reforms truly reflect and address private sector concerns, direct involvement of companies and investors in this process is critical. Thus, each technical committee consists of representatives from both the private sector and government agencies.

To increase efficiency of the YOIKK, a Steering Committee was established in May 2005, comprised of high level executives of ten Ministries and governmental agencies, and the four leading business associations which have seats on the YOIKK and Investment Advisory Council for Turkey (IAC) platforms. The Undersecretary of Ministry of Economy chairs the Steering Committee. In case of necessity, the Chairman is able to invite other representatives from institutions to committee meetings or to advise the committee.

The Reform Program has been successful, resulting in various laws, rules and regulation, certain of which are as follows:

•

Through the Regulation on the Amendment of Regulation concerning Opening a Business and Work Licenses (published in the Official Gazette on October 8, 2005 (No.25902))., which was entered into force on April 13, 2007, the procedures for obtaining certain required certificates and licenses to open a business have been simplified.

•

Obtaining zone permission for establishing temporary mining activities was facilitated by the Regulation on the Amendment of the Mining Activities Permits Regulation which came into force on April 21, 2007 through The Mining Activities Permits Regulation published in the Official Gazette on June 21, 2005 (No.25852).

•

The Law on the Amendment of the Income Tax Law and Some Laws entered into force on April 4, 2007 lowers the tax burden on employees by the implementation of the minimum living allowance system. By this amendment, Turkey has moved on 5 steps on the ranking among OECD countries in terms of the tax burden on employees.

•

Law No. 5746 on Enhancing Research and Development Activities which came into force in March 2008 (Official Gazette 02.28.2008/26814), aims to accelerate Research and Development investments and innovation for products and production methods by producing technological knowledge aimed to increase the share of Research and Development expenditures in GDP, support the employment of researchers and qualified labor force and increase the amount of foreign direct investment in Research and Development. Within the context of this new Law, without any sectoral or regional distinction, investors will be supported in technology centers, Research and Development centers, and Research and Development and innovation projects through several incentive instruments including Research and Development allowances, incentives on income tax withholding, insurance premiums, stamp duties and funds for techno-entrepreneurship until 2023. A Coordination Council for Intellectual and Industrial Property Rights was established on May 21, 2008 through the Prime Ministry Circular No 2008 (Official Gazette 05.21.2008/26882).

•

The Regulation on the Ex-post Inspection and the Control of the Risky Operations (Official Gazette 10.27.2008/27037) is aimed at accelerating work flow via the ex-post inspection of the customs operations was enacted on October 27, 2008.

•	Law No. 5763 (Official Gazette 05.26.2008/26887) aims to decrease the bureaucratic and financial burden on the labor force and increase the flexibility of the labor market, was enacted on May 26, 2008

•	In 2008, eight development agencies were established in Gaziantep, Diyarbakir, Mardin, Van, Erzurum, Istanbul, Konya and Samsun.

•	Through Law No. 5838 published in the Official Gazette on February 18, 2009:

•	The requirements to benefit from short term employment allowance have been eased.

•	Communication tax on wired, wireless and mobile internet services was reduced to 5% from 15%.

•	By the provisional Article no. 75 attached to the Income Tax Law, entities are able to benefit from Research and Development incentives which are available to individuals.

•

Law No. 5891 which enables firms operating in trade and services sectors, alongside manufacturing firms, to benefit from support provided by the Small and Medium Industry Development Organization was enacted on May 5, 2009.

•	Law No. 5909 amending the Law on Regulation of Public Finance and Debt Management was enacted on June 24, 2009 with the aim to improve the credit guarantee system.

•	The necessary regulations were made to amend the Law on Income Tax which was enacted on July 3, 2009 in order to provide tax support to the agricultural products licensed warehousing sector.

•

With the Law Amending the Customs Law which was enacted on July 7, 2009, 50% of the Treasury share in overtime payments in customs has been abolished and with the Article No. 122 of the Council of Ministers’ Decree on Implementation of Some Articles of the Customs Law, a 25% reduction has been made in overtime payments in customs.

•	In order to reduce the duration and cost of the customs procedures, transfer of certain products to Accredited Customs Brokers is regulated by Circular no 2009/82.

•

A new scheme for government incentives for investment projects incorporating sectoral and regional development priorities was introduced with the Decree on Government Incentives for Investments dated July 16, 2009.

•

The Land Filling Regulation was enacted on April 1,2010 in order to minimize the negative effects of waste materials on nature, build appropriate waste facilities by considering the type of waste and provide increased regulation,

•

The Regulation on Small and Medium Enterprises Development Organization (“KOSGEB”) Support Programs was published in the Official Gazette on June 15, 2010 in order to provide micro and small firms easier access to KOSGEB Support programs. In the context of regulation, principles that will enable micro and small firms to access support programs more readily were identified, the “SMEs Information System”, which will provide online applications was formed and studies to form a “KOSGEB call center” were approved.

•

Amendment of additional regulation related with Shelter Commission was published in the Official Gazette on September 29, 2010 to abolish the shelter commission and improve the construction permit process.

•

The Customs General Circular related with Turkey-EU Instrument for Pre-Accession Assistance was published in the Official Gazette on October 15, 2010 with the aim to grant exemption to products purchased under programs supported by the international bilateral and multilateral R&D programs

•

The Law on Veterinary Services, Phytosanitary, Food and Feed was enacted on June 13, 2010 with the aim to grant licenses to food production companies in terms of technical and hygienic standards and to authorize the Ministry of Agriculture and Rural Affairs as the sole authority over the audit and control system for food production companies.

On February 5, 2007, for the first time in its history, the YOIKK Technical Committees prepared action plans which provided a schedule for all representative institutions from the public and private sectors to finalize works of each Technical Committee. Implementation of the action plans provides a performance measurement for each Technical Committee’s work to improve the investment environment. These action plans were reviewed in line with the changing perspectives and necessities of the business environment and have been announced to the public on a yearly basis since 2007.

Some of the developments which resulted from the work of the YOIKK Technical Committees in 2011 are as follows:

•

In order to restructure the obligations of firms with respect to recycling, an amendment of the Regulation on the Control of Packaging Wastes was entered into force following its publication in the Official Gazette No. 28035 on August 14, 2011.

•

With the aim of revising the incentive system in line with current needs, the Decree no. 2011/1597 on the Amendment of the Decree on State Encouragement to Incentives” No. 2011/1597 entered into force on April 14, 2011.

•

In order to increase the predictability of tax practices, the Tax Audit Board was established and tax auditing units were united under a single group. In addition, the Regulation on the Procedures and Principles in Tax Audits and the Regulation on the Tax Audit Board were published in the Official Gazette of October 31, 2011 and entered into force as of the same day.

•

With the Decision of Council of Ministers which was published in the Official Gazette on July 3, 2011 and which introduced some changes on the Decision on the Procedures and Principles regarding Treasury Support for the Credit Guarantee Institutions; the term of support was extended until July 14, 2013 in order to facilitate more SMEs to benefit from the system. In addition, with the aim of increasing the effectiveness of the system and the number of those benefiting from the system, the bailment rate was increased from 65% to 75% and the maturity of the SME credits to be supported were increased from 4 years to 8 years.

•

The Communiqué on the Establishment and Implementation of Corporate Governance Principles Serial: IV No: 56, which introduces comprehensive changes on the corporate governance principles was entered into force following its publication in the Official Gazette No. 28158 on December 30, 2011.

Turkey designed a program for sharing its experience on reforming the investment environment in order to create a synergy between Turkey and the requesting country’s current conditions, necessities and preferences. A series of seven workshops designed and crafted according to the needs of the country have been carried out since 2008:

•	October 10-14, 2011, Expert Training Program for the Experts of the IDB Members “Turkey’s Experience Sharing Program on Investment Climate Reforms”

•	May 25-26, 2011, Turkey-Training Program on Improving Investment Climate in Economic Cooperation Organization (ECO) Member Countries and Turkish Experience

•	May 2-6, 2011, Lefkoşa-Experience Sharing Program with Turkish Republic of Northern Cyprus-Designing Structures

•	January 27-28, 2011, Girne - Experience Sharing Program with Turkish Republic of Northern Cyprus -Raising Awareness and Building Capacity

•	May 25-27, 2010, Assessment Study on Investment Conditions of Yemen on behalf of Friends of Yemen Group

•	November 6-7, 2008, Turkey - Experience Sharing Program with Kyrgyz Delegation

•	November 5, 2008, Turkey - Experience Sharing Program with Iraq Delegation

Turkey has been a donor to the OECD-MENA Initiative and EURASIA Competitiveness Program.

The investment climate indices published by international organizations or institutions are of vital importance in terms of providing comparative information on countries to assist in the improvement of the investment environment. The indices, published periodically, focus on issues such as legal framework, infrastructure, institutional capacity which factor into investors’ decisions on mobilizing their investments, and thus contribute to the prioritization of the country’s reform agenda.

According to the AT Kearney FDI Confidence Index published in December 2011, which is one of the primary international investment destination indices, Turkey achieved a 10 step improvement and ranked 13th.

According to the World Bank 2012 Doing Business Report which comparatively evaluates 183 countries under 10 different topics such as starting a business, resolving insolvency and trading across borders, Turkey progressed 2 steps forward when compared to the revised rankings of 2011 and ranked 71 among 183 countries.

While achieving positive results in improving the investment environment for businesses by means of national platforms like YOIKK, another structure with an international perspective, Investment Advisory Council (“IAC”) for Turkey, was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location. At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering Turkey’s full potential and which they view would be beneficial to concentrate on. These IAC meetings brought together top executives of leading multinational companies, international organizations, such as IMF, World Bank and European Investment Bank and heads of Turkish private sector associations in Istanbul and was chaired by the Prime Minister Recep Tayyip Erdoğan. The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations shall be remitted for follow up and action.

The Council has had seven meetings to date and the most recent meeting of the IAC was held on May 11, 2011 in Istanbul. The members of the IAC unanimously reaffirmed for the seventh year their commitment to the Turkish economy and reiterate their substantial investment and growth plans for the future. A progress report along with other meeting documents is available online at the web page of the YOIKK (http://www.yoikk.gov.tr).

CAPITAL ACCOUNT

The financing of current account deficit improved notably in 2007. In 2007, long term loans to the private sector of net $26.6 billion and FDI of net $19.9 billion continued to be the primary sources of financing the current account deficit. The banking sector’s long term loan utilizations were also high at $7.3 billion. As the capital inflows surpassed the financing requirement, both the Central Bank’s and banks’ reserves increased significantly by $8 billion and $3.5 billion, respectively, in 2007.

The deepening of the global economic crisis in the last quarter of 2008 heightened concerns in financial markets and led to a contraction in international credit markets. This, in turn, slowed down the capital flows to Turkey and yielded net outflows in the October-December period. The financing structure was dominated by direct investments and long-term credit utilization of the private sector throughout the year. Direct investment inflows, which reached historical high levels in 2007, slowed down in 2008 to a net of $17 billion. The fact that the monthly average of direct investments in 2008 was above $1 billion is noteworthy as this period was characterized by limited financing opportunities. Though the upsurge in the banking and private sector utilization of long-term credits continued in the first half of 2008, it started to lose ground as of the third quarter of 2008 and ended up in net repayment in the last quarter of 2008 due to the contraction in global credit markets. Thus, the Central Bank reserves declined by $1.1 billion, while those of banks increased by $9.8 billion in 2008. The net errors and omissions generated $4.1 billion inflows in the same year and thus, limited the financing requirement.

The unfavorable effects on capital flows due to the global financial crisis that deepened in the last quarter of 2008, continued in the first quarter of 2009 as well and net outflows were observed in this period. Although the tightness in international credit markets persisted throughout 2009, and capital flows - especially to developing countries - slowed down, net inflows were observed as of the second quarter. Long-term capital inflows, which reached high levels owing to the upsurge in private sector utilization of long-term credits in recent years, were replaced by outflows and both the private sector and the banking sector remained net re-payer of debt in 2009. Moreover, direct investments and portfolio investments remained limited. Although the current account deficit declined in annual terms, FX assets of the banking sector and the private sector decreased by $12.7 billion, due to ongoing capital outflows. However, the positive balance of $4.1 billion in net errors and omission decreased the financing requirement.

The liquidity created by expansionary monetary policies in advanced economies stimulated capital inflows to emerging economies in 2010. As a result, Turkey experienced a portfolio net inflow of $16.1 billion in 2010. Meanwhile, direct investment increased by 10.4% to $7.6 billion. Moreover, the private sector became a net creditor, and at the same time, banking sector borrowing, especially short-term borrowing, increased. Accordingly, official reserves increased by $12.8 billion in 2010, whereas banks’ foreign exchange reserves fell by $13.6 billion, and net errors and omissions posted a surplus of $2.76 billion.

In 2011, net capital inflow was $51.6 billion, with the exclusion of reserve changes (CBRT, banks and other sectors) and IMF loans. Unlike 2010, the non-bank private sector was a net creditor in 2011. Long and short-term borrowings of banks and other sectors, the FDI as well as portfolio investment, particularly GDBS purchases, were the main drivers of net capital inflows. Due to the policy measures adopted in this period, the share of portfolio investment and short-term capital inflows dropped, while FDI and long-term capital inflows gained a higher share in external financing. Accordingly, official reserves declined by $1.8 billion in 2011, while FX assets of banks and the private sector went down by $12.9 billion, with net errors and omissions posting a surplus of $11.4 billion.

INTERNATIONAL RESERVES

Over the period 2007-2011, the Central Bank substantially increased its international reserves from previous years. However, in 2008 official reserves of the Central Bank and in 2009 reserves held by commercial banks decreased due mainly to the tight international credit markets. Net international reserves reached $112.2 billion as of the end of the year 2009 and dropped to $110.0 billion as of the end of 2010. In 2011, official reserves of the Central Banks increased by $2.3 billion and reserves held by commercial banks fell by $1.8 billion. Therefore, net international reserves reached $110.6 billion. The following table presents the level of international reserves at the end of the years indicated:

Table No. 27

	International Reserves (in millions of U.S. Dollars)
	CBT Gross Reserves	Overdraft	Gold	CBT Net Reserves	Commercial Banks	Total Net Reserves
	(A)	(B)	(C)	(D=A-B+C)	(E)	(F=D+E)
2007	73,317	1	3,123	76,439	34,577	111,016
2008	71,008	1	3,229	74,236	42,661	116,896
2009	70,716	1	4,121	74,836	37,395	112,231
2010	80,721	1	5,264	85,984	24,063	110,047
2011	78,458	1	9,888	88,345	22,226	110,571

Source: CBT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank was established in October 1931 and opened officially on January 1, 1932. In 1970 a new Central Bank Law No. 1211 was enacted on January 14. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.

The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments, supranationals and institutions which have an explicit government guaranty. The Central Bank is also required to determine and protect the value of the national currency compared against gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate (“TRLIBOR”), which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank, which provides the primary dealer banks with Turkish Lira liquidity.

The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (“GDBS”) at the beginning of 2003 as a step to reinforce the primary dealer system. Hence, banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower primary dealer banks reduced their quotation liabilities in the secondary market.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years.

Consistent with the medium-term approach, the Central Bank announced a three-year target. The point target for the first year of the inflation-targeting regime was set as 5% with the Government together with a symmetric uncertainty band of 2 percentage points. Also, the year-end targets for the years 2007 and 2008 were announced as 4%. Moreover, the Central Bank initially emphasized that in case any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target and to inform the public of the expected duration in which inflation would converge to the target.

The general framework of the monetary policy for 2006 was maintained in 2007. However, the operational framework of the inflation-targeting regime was adjusted with the objective of implementing communication and monetary policies more effectively. From 2007 onwards, the forecast horizon was lengthened to a two-year period (previously it was 18 months). Moreover, the policy decisions and the summary of the MPC meetings were published within eight working days after the meeting, along with its English translation. The MPC met during the second or third week of each month and the interest rate decision was made publicly available the same day as the MPC meeting along with its English translation. The Central Bank also continued publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2007.

In 2007, inflation targets continued to be defined as the annual percentage change in the CPI and the three-year target horizon was preserved. Taking into account the structural transformation of the economy, the transition from chronic high inflation to low inflation and the process of convergence of inflation rates to those of developed countries, a target of around 4% was considered appropriate for the medium-term. In this framework, the inflation target for 2009 was announced as 4% while inflation targets for 2007 and 2008 were preserved as 4%. In addition, for the year 2007, the uncertainty band has been defined as ±2 percentage points around the point target and announced together with the quarterly inflation path consistent with the year end target.

The operational framework of the monetary policy to be implemented in year 2008 was announced through the policy statement entitled “Monetary and Exchange Rate Policy for 2008” dated December 18, 2007. The inflation targeting and the floating exchange rate regimes have been maintained as the general frameworks of the monetary and exchange rate policies respectively in 2008, as in previous years. In this context, the Central Bank announced the quarterly path for inflation during 2008 besides the 4% medium term target, along with the ±2 percentage point uncertainty band. Further, the inflation target for 2010 was also announced as 4%. Later, however, the Central Bank and the Government jointly agreed to revise the targets for the years 2009 and 2010 to 7.5% and 6.5%, respectively in June 2008. The target for 2011 was also announced as 5.5%.

On December 5, 2008, in an attempt to help banks shield themselves from the impact of the global financial crisis, the Central Bank cut reserve requirement ratios from 11% to 9% for foreign exchange liabilities; providing around $2.5 billion in extra liquidity to the financial system.

On December 16, 2008, the Central Bank announced the framework of the monetary and exchange rate policies through the policy document entitled “Monetary and Exchange Rate Policy for 2009”. Even though the main monetary policy framework implemented since 2006 was preserved, the Central Bank adjusted the accountability mechanism. Since inflation reports gradually became a significant support to the accountability mechanism, the Central Bank decided to draft a detailed letter to the government and share this with the public only when the end-year inflation deviates more than 2 percentage points in either direction. In other words, unlike previous years, if end of quarter inflation figures breached the uncertainty band, the Central Bank would not write an open letter. Instead, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. Thus, the Inflation Report would also have an important role as the main tool of the accountability mechanism.

The framework of the monetary and exchange rate policies to be implemented in 2010 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2010” on December 10, 2009. The general frameworks of the monetary and exchange rate policies have been maintained as the inflation targeting and the floating exchange rate regimes, respectively, in 2010, as in previous years. Similarly, the enforcement of the accountability mechanism has not been amended for 2010. In this framework, the quarterly inflation path consistent with the year-end target for 2010 was announced to be constant throughout the whole year as a ±2 percentage points uncertainty band around the end-year target of 6.5%. In other words, the target of 6.5% will be valid for each quarter end throughout the year 2010 for accounting purposes. Furthermore, the inflation target for 2012 was announced as 5% and it was announced that the “uncertainty band” for the next three years would be maintained at ±2 percentage points, as it has been the case since 2006.

The framework of the monetary and exchange rate policies to be implemented in 2011 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2011” on December 21, 2010. In line with its primary objective of achieving and maintaining price stability, the Central Bank has been conducting monetary policy within the framework of the inflation-targeting regime. The Central Bank has also been carrying out its duty to take measures to achieve stability in the financial system. Along with inflation targeting, the Central Bank continued to implement the floating exchange rate regime in 2011. The medium-term inflation target was kept at 5%. The target variable was announced to be year-end inflation rates calculated by the annual percentage change of the CPI and inflation targets, and was set jointly with the Government as “point targets” to be met. Accordingly, the inflation “point targets” set for 2011 and 2012 were announced as 5.5% and 5%, respectively. The year end-2013 inflation target was again jointly determined with the Government as 5% during the preparation of the medium term program for the 2011-2013 period. The accountability mechanism was not amended for 2011. The “uncertainty band” was maintained at ±2 percentage points for 2011.

The framework of the monetary and exchange rate policies to be implemented in 2012 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2012” on December 27, 2011. In 2012, while focusing on price stability, the Central Bank continued to support financial stability. To this end the Central Bank will continue to maintain a flexible framework for monetary policy. In addition to the interest rate corridor, the overnight interest rate has also been adjusting in response to economic and financial developments through an effective liquidity management. The target variable for monetary policy continues to be the year-end inflation rate, which is calculated as the 12-month change of the Consumer Price Index. The medium-term inflation target has been preserved as 5%. As it was for the 2012-2013 period, the inflation target for 2014 has been set as 5%, which was set jointly with the Government. The accountability mechanism has been kept for 2012 as it was before. The uncertainty band has been maintained at 2 percentage points in both directions. Along with the inflation targeting, the Central Bank continues to implement the floating exchange rate regime in 2012.

MONETARY POLICY AND INFLATION

2007. Inflation reached 10.86% in the first quarter of 2007, while still remaining within the uncertainty band. The high course of annual inflation in this period is partly attributable to elevated unprocessed food prices and hikes in the prices of tobacco products. Furthermore, some cumulative impacts of the exchange rate pass through remained in this period, albeit at a more moderate level. Further, the impact of monetary tightening on inflation was not clearly visible in this period.

The effects of the monetary tightening since June 2006 on inflation was apparent in the second half of 2007. Consequently, annual inflation started to decline in the second quarter of 2007 as domestic demand displayed a considerable slowdown and monetary tightening began to have an impact on prices of durable goods and services. As of July 2007, annual inflation declined to a historically low level of 6.90%. However, in the preceding months, annual inflation started to rise again, especially due to the rise in unprocessed food prices. Despite the high increase in food prices compared to the previous years, inflation performance improved slightly in this period with the help of the continuing effects of strong monetary tightening on service and durable goods prices. As of the end of the third quarter, inflation was realized as 7.12%, remaining within the uncertainty band once more.

In the last quarter of the year 2007, the increasing tendency in inflation continued owing both to the ongoing increases in food prices and significant hikes in prices that are determined by the government. As a consequence, the annual CPI rate was 8.39% at the end of the year 2007, thus breaching the upper bound of the uncertainty band. Accordingly, the Central Bank wrote a formal open letter to the government and explained the reasons for breaching the target together with the future inflation outlook and the actions necessary to be taken in order to bring the inflation back to the target level. The open letter was also shared with the public and sent to the IMF as a part of the program conditionality.

Overall, the breach of the inflation target in 2007 can be explained mainly by factors beyond the control of monetary policy, such as developments in food, energy, and administered prices. First of all, the biggest issue in 2007 was with respect to both processed (such as grain and dairy products) and unprocessed food (such as fresh vegetables and fruit) prices, which were affected by both domestic and international conditions. Accordingly, food prices became the main factor impeding the disinflation process in 2007, with a marked contribution of about 3.4% on headline (CPI) inflation. Furthermore, adverse developments in energy and administered prices were the second major factor slowing the disinflation process in 2007. Overall, 1.6 points of headline inflation resulted from energy price hikes, where the contribution of tax attached to the retail price of oil outweighed that of the oil price. Moreover, the prices of tobacco products increased by about 18% in 2007, due to adjustments in the special consumption tax. In sum, the contribution of energy and tobacco products to the headline annual inflation reached 2.4 percentage points at the end of 2007. In addition to domestic conditions, the international environment also played a crucial role in limiting the pace of disinflation in 2007. Despite the fact that inflation had been rising almost all over the world at the time, inflation in Turkey followed a more favorable trend compared to other emerging economies with inflation targeting in 2007, notwithstanding the administrative price hikes in November, which added approximately 1 percentage point to the Turkish CPI inflation. During 2007, annual inflation in Turkey declined from 9.7% to 8.4%.

Despite the relatively more favorable inflation outlook in the first three quarters of the year 2007, the Central Bank maintained its tight policy stance in the first eight months of the year and kept overnight borrowing interest rates at 17.50% due to a range of factors such as the persistence of the increases in services price inflation, the sustained backward looking pricing behavior of economic agents and the risks related to global liquidity conditions.

A tight monetary policy stance was effective in moderating domestic demand and curbing inflation expectations, although government spending accelerated and external demand remained strong in 2007. Accordingly, prices of durable goods and services declined considerably, consistent with the slowdown in the economic activity of related sectors. The weaker demand, coupled with a strong domestic currency, helped durable goods inflation to decrease significantly. Core inflation indicators excluding items beyond the control of monetary policy displayed a significant deceleration. In addition to these developments, turbulence in global financial markets, which intensified as of August 2007, was expected to increase the likelihood of slowdown in global economic activity sooner than envisioned. All these developments set the ground for a relatively less restrictive monetary policy. Hence, in September 2007, the MPC decided to initiate cautious rate cuts. Although a fall in headline inflation was more limited in the last quarter of 2007, the MPC continued to cut its policy rates until the end of the year since the increase in inflation was seen as a result of several temporary factors largely beyond the control of monetary policy such as supply-side shocks and adjustments in administered prices. The policy rates were lowered by 175 basis points between September 2007 and December 2007. In this period, market rates also declined significantly despite uncertainties in international financial markets, before diverging in early 2008 due to deteriorating international financial conditions and domestic political tensions.

As a result of the policy measures, both 12-month and the 24-month inflation expectations exhibited a declining pattern throughout 2007. However, the improvement in expectations, especially in the last quarter of 2007, was rather limited, owing to backward looking behavior, and possibly due to pre-announced hikes in administered energy prices.

2008. Inflation realization at the end of the year 2008 was 10.06%, significantly breaching the upper limit of the uncertainty band, which was set as 6% at the beginning of the year. The main determinants of the inflation developments in 2008 were the developments in the current global economic conditions. During the first three quarters of the year 2008, inflation displayed an upward trend mostly due to the sharp increases in energy and other commodity prices. At the beginning of the year, the increase in inflation was considered a result of several temporary supply shocks and thus, the MPC cut the policy rates by a total of 50 basis points until March 2008.

Later, the rise in inflation in the first half of 2008 started to cause deterioration in inflation expectations and core prices beginning from the second quarter of 2008. This increased the risks pertaining to the price setting behavior and the inflation inertia. As a consequence, the MPC started to tighten the monetary policy by raising the policy rates by 50 basis points in May 2008. Although it can be largely attributed to the factors beyond the control of the monetary policy, breaching the targets in the first two years of the inflation targeting regime - and expecting to breach it in year 2008 as well- significantly weakened the role of inflation targets in anchoring expectations and the economic agents started to attach more weight to past inflation while forming their expectations. In this framework, the Central Bank and the Government mutually agreed to change the inflation targets for the upcoming years in June 2008. Accordingly, the targets for 2009 and 2010 were revised as 7.5 and 6.5%t respectively; and the target for the year 2011 was set as 5.5 percent. Meanwhile, the target for 2008 was kept as 4%, along with the ±2 percentage point uncertainty band, since changing the target for such a short period of time would be considered as violating the accountability principle. Instead, the Central Bank decided to keep the existing target and explain the reasons for missing the target. The annual inflation as of end of the second quarter of 2008 reached 10.61%, breaching the upper bound of the uncertainty band and thus necessitating the Central Bank to write an open letter to the government in July 2008.

Bearing in mind that altering targets might lead to the deterioration in the inflation expectations in the short run, the Central Bank continued monetary tightening during the target revision process. As a result of both monetary tightening and target revision, the Central Bank was successful in controlling and stabilizing the inflation expectations.

Beginning from the last quarter of the year 2008, the inflation started to display a declining trend, reaching 10.06% at the end of the year from its peak 12.06% in July 2008. During this period, the problems in the global economy deepened and both the external and internal demand slowed down considerably. However, despite the weak demand conditions, the monetary policy remained cautious due to the uncertainties regarding the global financial markets and the impact of the volatile exchange rate movements on inflation dynamics. Thus, the MPC decided to keep the policy rates constant during September and October 2008 meetings. The subsequent information indicated a more than envisaged slowdown in economic activity. The problems in international credit markets and the global economy were expected to continue to restrain both the external and internal demand for an extended period, limiting the pass-through from exchange rates to domestic prices. Furthermore, the sharp decline in oil and other commodity prices was also expected to support the disinflation period favorably. As a consequence, the MPC expected that inflation would display a more rapid fall than envisaged before. Thus, the MPC started monetary easing as of November 2008, by cutting the policy rates 50 basis points. Another cut of 125 basis points followed in December 2008, as the external and internal conditions did not exhibit any significant change.

Even though its primary objective is to achieve and maintain price stability, the Central Bank actively took necessary measures to contain the adverse effects of the global financial crisis on the domestic economy and to ensure the efficient functioning of the foreign exchange market, provided that they did not conflict with the price stability objective. In this framework, on October 9, 2008, the Central Bank resumed its intermediary activities in the foreign exchange deposit markets in the Foreign Exchange and Banknotes Markets until the uncertainties were eliminated in the international markets with a view to contribute to the enhancement of the mobilization of foreign exchange liquidity in the Interbank Foreign Exchange Market. Furthermore, transaction limits for the banks in the Foreign Exchange and Banknotes Markets were revised on October 14, 2008 and set at $5.4 billion in total and limits were doubled for each bank on October 24, 2008 to reach a total of $10.8 billion in order to ensure that the system meets its possible foreign exchange liquidity needs smoothly in the upcoming months. In order to moderate the impact of the problems experienced in the current global credit markets on the domestic economy, on December 5, 2008, the FX required reserve ratio was dropped from 11% to 9%, providing the banking system with an additional foreign currency liquidity amounting to $2.5 billion. The Central Bank also rearranged the conditions and the methods of using export rediscount credits in a way to provide easy access by a broader range of companies in order to alleviate the impact of the global crisis on the real sector. In this context, on December 5, 2008, the Bank raised export rediscount credit limits by $500 million to $1 billion. Finally, with measurements taken on November 21, 2008 the maturity of the FX deposit borrowed within predetermined borrowing limits by banks from the Foreign Exchange Deposit Markets in terms of USD and Euro was extended from one week to one month and the lending rate that had been previously set as 10% in this market was reduced to 7% for USD and 9% for Euro considering the developments related to interest rates in the international money markets.

All of these measures, along with the declining trend in inflation that started at the end of the last quarter of 2008, helped control the inflation expectations, which first stabilized towards the end of the year and then started to decline as of December 2008. Furthermore, the measures taken during this financial turmoil enhanced the credibility of the monetary policy, which helped bring down the longer-term interest rates and shaped the yield curves.

2009. The effects of the financial crisis, which began in developed countries and deepened as of the last quarter of 2008, spreading to the entire global system, remained visible in 2009 as well. Therefore, similar to the last quarter of 2008, the monetary policy implementations of the Central Bank in 2009 were mainly shaped by the ongoing global economic crisis and its effects on domestic economic activity. In other words, the monetary policy of the Central Bank in this period was aimed at curtailing the effects of the global crisis on the domestic economy and to maintain financial stability, without deviating from its primary objective of achieving price stability. In this framework, monetary policy strategy was comprised of two complementary pillars: policy rate cuts and measures to provide the markets with sufficient Turkish Lira and foreign exchange liquidity.

As it could foresee that the problems in international credit markets and the global economy following the deepening of the crisis would continue to restrain both domestic and foreign demand for an extended period, the Central Bank started the policy rate cut process beginning from November 2008 and became a pioneer in cutting policy rates among emerging market economies. Later, as the projections of the Central Bank predicted a fall in inflation rates below the inflation target for the latter half of 2009, the Central Bank accelerated the policy rate cuts in the first quarter of 2009, implementing a front-loaded rate-cut-cycle in order to pre-empt the contraction in economic activity. In this framework, policy rates were cut by a total of 525 basis points in the first four months of the year. Though there were signals of a partial recovery in domestic economic activity beginning from May 2009, the Central Bank took the medium-term outlook into account more than the short-term developments and therefore continued to ease the policy rates until November 2009, based on its projections that recovery in economic activity and employment conditions would take a significant period of time. As a consequence, the policy rate cuts in 2009 amounted to a total of 850 basis points, while the total rate cut was 1,025 basis points for the whole period between November 2008 and November 2009. Therefore, in the end, Turkey lowered policy rates more than any other emerging market country implementing an inflation-targeting framework. Later, considering the favorable developments in credit markets and the strengthening of the moderate recovery in economic activity, the Central Bank had kept policy rates constant beginning from the MPC meeting in December 2009. Nevertheless, it was emphasized that the policy rates should be kept at low levels for an extended period of time as the problems in the global economy have not been fully eliminated and the uncertainties related to the strength of the economic recovery has persisted.

Reduced concerns over inflation during the crisis allowed the Central Bank to focus on economic activity and financial stability as well. Accordingly, though still adhering to its primary objective of achieving price stability, the Central Bank took some additional measures - besides policy rate cuts – that would alleviate liquidity shortage, help the credit markets to operate smoothly and support the corporate sector with the aim of preventing the adverse impacts of the global financial crisis on the Turkish economy and financial stability. These measures, which were first commenced beginning from the second half of 2008 as depicted above, were continued in year 2009 as well. In this framework, in order to support the liquidity of the Turkish Lira, the conditions of utilization of the Liquidity Support Facility were revised in January 2009. Moreover, beginning on June 19, 2009, in addition to the one-week maturity repo auctions, which are the basic funding instruments, the Central Bank started making repo transactions with maturities up to 3 months actively in response to the increasing liquidity shortage in the market and the possibility that it might become permanent. Furthermore, in order to support the upward trend in credit growth via a reduction in intermediation costs and by injecting permanent liquidity into the market, the Central Bank reduced the Turkish Lira required reserve ratio from 6% to 5%. By this reduction, a permanent liquidity equivalent to approximately TL 3.3 billion was provided to the banking system. On the other hand, to support the industrial sector, the application guidelines and the conditions of export rediscount operations were amended in order to widen the use of export rediscount credits and facilitate access to more firms and, as a result, the credit limits were increased in March and April 2009. Finally, to support the FX liquidity and ensure the healthy functioning of the FX markets, the maturity of the FX deposit borrowed by the banks in Foreign Exchange Deposit Markets was extended and the lending rate for transactions in which the Central Bank is a party were reduced from 7% to 5.5% for US Dollar and from 9% to 6.5% for Euro transactions. Further, the Central Bank held FX selling auctions between March 10 and April 2, 2009 to ensure smooth operation of the foreign exchange market by supporting liquidity. Later, as positive expectations related to the global economy strengthened liquidity and risk appetite, which in turn caused an increase in the capital inflows to Turkey, along with the other emerging markets, and made the foreign exchange market relatively more stable, the Central Bank resumed FX buying auctions as of August 4, 2009.

The developments following the measures taken by the Central Bank against the effects of the global financial crisis confirmed its projections regarding the magnitude of the crisis and its impact on economic activity and the inflation outlook. This, in turn, verified the accuracy of its policy decisions and thus, increased the effectiveness of the Central Bank’s measures on financial variables and market expectations. Consequently, the Central Bank’s ability to influence the market interest rates increased substantially and hence, market interest rates declined to historically low levels following the monetary policy stance, including the periods marked by high global risk appetite. This decline accelerated further especially after the Central Bank presented a medium-term policy perspective regarding its monetary policy stance in the upcoming periods in the July 2009 Inflation Report. Furthermore, the decline in market rates spread to all maturities, being more pronounced for long-term yields than short-term maturities and thus, the yield curve became flatter. This can be interpreted as the permanence of the achievements made during the crisis period in terms of lower market rates.

The downward trend in market rates passed through to the medium-term real interest rates, driving them to historically low levels as well. Despite the fact that a fall in real interest rates during times of recessions would be expected, it is an unprecedented case for Turkey. Finally, the cumulative policy rate cuts and other policy measures taken by the Central Bank started to influence credit rates beginning from the second half of 2009.

Coupled with all these relatively favorable developments in financial markets, annual inflation remained broadly in line with forecasts of the Central Bank, declining significantly from 10.06% at the end of 2008 to 6.53% by December 2009, thereby remaining within the uncertainty band defined around the target for the year-end. As inflation was consistent with the target throughout the year, inflation expectations followed a favorable course in all maturities, with the help of prudent monetary policy implementations during the crisis and the effective communication strategy of the Central Bank. Inflation expectations were broadly consistent with the inflation targets by the end of the year 2009.

2010. The divergence in growth between advanced and emerging economies caused monetary policies to vary across these economies. Indeed, relatively sluggish economic activity prompted many advanced economies to adopt a second round of quantitative easing to bolster an already expansionary monetary policy. Having recovered at a relatively stronger pace, emerging economies, including Turkey, were able to withdraw the stimulus packages that were adopted during the global financial crisis. The divergence in growth between advanced and emerging economies and the global liquidity fueled by ongoing quantitative easing in advanced economies, combined with the search for higher yields and the relatively higher interest rates in emerging economies, accelerated capital inflows to emerging economies in certain cases.

These global economic developments had a positive impact on the Turkish economy. The economy recovered as the effects of the global financial crisis tapered off in 2010. GDP posted positive year-on-year growth during first quarter of 2010. Furthermore, GDP registered an 8.9% increase in 2010. On the spending side, the fiscal and monetary measures implemented in response to the global financial crises eased uncertainty, which encouraged consumption and investment by increasing consumer confidence and improving credit conditions. During 2010, final domestic demand, particularly private demand, was the main driver of GDP growth, while net exports negatively impacted growth due to weak external demand and the rapid recovery in the demand for imported goods. In 2010, GDP growth helped improve the labor market, and, accordingly, employment continued a strong upward trend starting from the first quarter of 2009 as the adverse effects of the global financial crisis on the labor market tapered off.

With the waning effects of the global financial crisis on financial markets, on April 14, 2010, the Central Bank announced its exit strategy for the withdrawal of the global financial crisis-induced liquidity measures and the normalization of the monetary policy framework. In this context, the liquidity produced by repo auctions was gradually reduced with the normalization in money markets.

As market liquidity conditions unfolded as expected, in May the Central Bank took the first step of the technical rate adjustment process as part of its exit strategy, and started to use the 1-week repo auction rate as the reference rate for monetary policy. In September, pursuant to the second state of the technical rate adjustment, the Central Bank raised the spread between the 1-week repo auction rate and the overnight borrowing rate by 25 basis points.

Certain positive economic developments in Turkey, such as the stronger-than-expected economic recovery, credit rating upgrades, reduced political uncertainty in the post-referendum period and an updated Medium-Term Program that implied further fiscal discipline, exposed Turkey to significant capital inflows, which have already increased. Increased capital inflows raised concerns over financial stability through potentially rapid credit expansion. In addition, both the final domestic demand driven growth of the Turkish economy and the negative contribution of net exports to growth prompted close monitoring of capital inflows due to their potential risks to the current account deficit.

In this context, and pursuant to its primary objective of achieving and maintaining price stability and its obligation to take the necessary steps for achieving financial stability, the Central Bank adopted a policy mix that combined short-term interest rates, its main policy tool, with alternative policy instruments, such as liquidity management and reserve requirements. The policy aimed to enhance the effectiveness of monetary policy and contain macroeconomic risks through a series of new measures adopted in November and December to maintain the flexibility of foreign exchange buying auctions, end interest payments on TL reserve requirements, alter the operational structure of liquidity management and channel capital inflows resulting from global monetary expansion into longer-term investment instruments.

In October, November and December, the Central Bank lowered the overnight borrowing rate from 5.75% to 1.50% and raised the lending rate by 0.25 percentage points to 9% as part of this policy. A similar adjustment was made for late liquidity window rates. Moreover, the Central Bank adopted a new policy mix with lower policy rates, a wider interest rate corridor and higher required reserve ratios in order to contain the macro financial risks described above.

In light of credit expansion, the TL required reserve ratio was raised by 0.50 percentage points in both September and November to 6%. Furthermore, the Central Bank ended the interest payment on TL reserve requirements in September to ensure that required reserve ratios were more effectively used as a tool to reduce macroeconomic and financial risks in the future. In December, in order to extend the maturity of the banking system’s liabilities and to encourage long-term capital inflows, TL required reserve ratios were differentiated by maturity and the required reserve base was expanded to include foreign and domestic repo transactions, which were previously not subject to the reserve requirement.

Meanwhile, in light of falling demand, the Central Bank terminated 3-month repo auctions as of October 15, 2010. Since, as a result of the competition of the technical rate adjustment process pursuant to the Central Bank’s exit strategy, the main funding instrument was 1-week repo auctions and since short-term lending and borrowing facilities are overnight, starting from October 15, 2010, the Central Bank decided to make the repo facility only available at overnight maturity in order to harmonize maturities of similar liquidity management tools.

In addition to raising the TL required reserve ratio, the Central Bank ended interest payments on TL reserve requirements in September. In October 2010, increases in the TL and foreign exchange required reserve ratios helped drain TL2.1 billion and $1.5 billion from the economy. The increase in the TL required reserve ratio in November reduced the market liquidity by TL2.1 billion. However, the Central Bank bought a total of $5.85 billion from the market in the fourth quarter of 2010, generating a liquidity of TL7.97 billion. In order to maintain a diversity of policy tools and operational flexibility, the Central Bank continued to conduct repurchase auctions for Turkey domestic bonds, which resumed on December 23, 2009, and provided a liquidity injection of TL1.01 billion into the market. Both repurchase auctions for Turkey domestic bonds and foreign exchange buying auctions boosted liquidity in the fourth quarter of 2010. The Treasury’s average account balance at the Central Bank decreased quarter-on-quarter, easing the liquidity shortage. Nevertheless, the marked increase in the monetary base caused the net liquidity shortage in the banking system to grow quarter-on-quarter.

CPI inflation was down to 6.4% year-on-year at the end of 2010. Inflation remained volatile over 2010 due to changes in unprocessed food prices (especially fresh fruit-vegetables and meat) and base effects from the 2009 tax incentives. In the fourth quarter of 2010, CPI inflation declined, as expected, amid falling unprocessed food prices and largely met the 2010 target of 6.5%.

2011. After reverting to a recovery path since 2010, the global economy continued to recover further in 2011, albeit at a slower pace. Meanwhile, the evident diversification in growth performances between the advanced and emerging economies in 2010 continued into 2011, thereby influencing monetary policy implementations in the respective countries. In the post-crisis period, advanced economies opted for additional monetary expansion and focused particularly on solving crisis-originated balance sheet problems. On the other hand, emerging economies, which also include Turkey, concentrated mainly on managing macro-financial risks due to accelerated capital flows driven by the higher search for yield as well as excess global liquidity on the back of the additional monetary expansion conducted by major central banks. Thus, seeking a more comprehensive policy, many central banks adopted a new scheme that also takes financial stability into consideration in addition to price stability. To alleviate macro financial risks stemming from the divergence between internal and external demand and fast credit growth, the weighted average of the Turkish lira required reserve ratios were raised significantly in January, March and April 2011. Moreover, FX required reserve ratios were differentiated by maturity, with short-term FX required reserve ratios being increased slightly in April 2011.

In the second quarter of 2011, core inflation indicators increased gradually as expected due to the lagged effects of the cumulative increases in import prices. The increase in import prices was considered to be the result of a relative price change in tradable goods rather than deterioration in the general pricing behavior, hence secondary effects have yet to be observed. Accordingly, in view of the slowdown in economic activity and uncertainties in the global economy, the policy rate and Turkish lira required reserve ratios were kept unchanged in the May-July period.

Envisioning that external demand might be adversely affected, while domestic demand, and hence, economic activity would slow down further amid heightened sovereign debt problems in some European countries, the Central Bank held an interim meeting on August 4th and lowered the policy rate by 50 basis points. In addition, in order to effectively enforce countercyclical liquidity measures in the event of a further deterioration in risk appetite, the interest rate corridor was narrowed by raising the overnight borrowing rate and a technical arrangement was introduced to the weekly auction method. Moreover, regulations on Turkish lira required reserves were amended in order to meet the liquidity needs of the banking system.

The excessive depreciation of the Turkish Lira since August 2011 amid the worsening global risk appetite, in addition to administered price adjustments in the last quarter of 2011, caused a fast rise in the short-term inflation. With a view to containing the adverse effects on the medium term inflation expectations and outlook, the Central Bank widened the interest rate corridor upwards delivering a sizeable borrowing rate hike in October. Meanwhile in order to prevent an unfavorable tightness in liquidity conditions due to the overnight rate hike, Turkish lira required reserve ratios were lowered in October. Moreover, in order to enhance the liquidity management of banks and help them foresee total funding costs, technical arrangements were rendered in repo auctions in November and traditional one-month-repo auctions were initiated starting from December 27, 2011 on every Friday.

Macro prudential policies in 2011 proved effective, by giving way to a balancing of the economy. However, the depreciation of the Turkish lira amid worsening global risk appetite as of August 2011 as well as administered price adjustments in the last quarter caused inflation to remarkably deviate from the target. As a result, year-end CPI inflation went far above the year-end target of 5.5%, by hitting 10.45% at end 2011.

The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:

Table No. 28

Selected Central Bank Balance Sheet Data

	2007	2008	2009	2010	2011
(in millions of Turkish Lira
ASSET	106,624.8	113,458.8	110,026.3	128,463.5	146,213.6
Foreign Assets	90,891.1	114,963.6	115,414.7	135,575.3	173,108.8
Domestic Assets	15,733.7	-1,504.9	-5,388.3	-7,111.7	-26,895.2
Cash Operations	11,023.1	4,872.4	-378.2	134.1	-6,696.4
FX Revaluation Account	4,710.6	-6,377.2	-5,010.1	-7,245.8	-20,198.7
IMF Emergency Assistance	0.0	0.0	0.0	0.0	0.0
LIABILITY	106,624.8	113,458.8	110,026.3	128,463.5	146,213.6
Total Foreign Liabilities	51,834.4	58,758.0	59,294.4	57,846.2	93,060.0
Liabilities to Non-Residents	19,912.8	22,127.6	22,917.4	21,002.9	21,779.3
Liabilities to Residents	31,921.6	36,630.4	36,377.1	36,843.3	71,280.7
Central Bank Money	54,790.4	54,700.1	50,731.9	70,617.3	53,153.6
Reserve Money	46,548.0	62,967.2	64,723.5	75,987.0	84,047.4
Currency Issued	27,429.4	31,743.4	38,340.3	48,937.6	55,103.2

Deposits of Banking Sector	18,920.6	30,941.2	26,178.7	26,806.0	28,782.1
Extra Budgetary Funds	92.4	142.6	135.6	104.7	108.0
Deposits of Non Banking Sector	105.6	139.4	68.9	138.8	54.2
Other Central Bank Money	8,242.5	-8,266.4	-13,991.6	-5,369.7	-30,893.8
Open Market Operations	3,911.2	-10,125.6	-18,917.4	-10,913.1	-39,128.7
Deposits of Public Sector	4,331.2	1,859.2	4,925.8	5,543.4	8,234.9

Source: CBT

The following table presents key monetary aggregates for the dates indicated:

Table No. 30

Key Monetary Aggregates

(as of year end)

	2007	2008	2009	2010	2011
	(in millions of Turkish Lira)
M1	52,818	57,675	71,153	93,559	104,728
M2	223,889	281,861	318,719	399,255	434,880
M2X (M2 + foreign exchange deposits at commercial banks)	328,086	409,683	458,040	544,045	615,568

Source: CBT

The following table presents the discount rates of the Central Bank for the dates indicated:

Table No. 31

Discount Rates

Year	Discount Rates
2007	25%
2008	25%
2009	15%
2010	14%
2011	17%

Source: CBT

BANKING SYSTEM

The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983), with the aim of:

•	Setting markets to an active, regular and transparent structure;

•	Protecting the rights of the individual customers who use financial services;

•	Setting the Banking Regulation and Supervision Agency’s (“BRSA”) structure, and its duties and responsibilities to be more elastic and sensitive to the market’s needs;

•

Performing the functions of regulation and supervision of the activities of banks, financial holding companies, leasing companies, factoring companies, financing companies and outsourcing institutions;

•	Making the management and organization structures of the institutions covered by Law No. 5411 more sensitive, elastic, and open to dialogue;

•	Expanding prudent governance by implementing corporate governance principles;

•	Integrating the Turkish banking system in international markets;

•

Granting permissions for the establishment and operations of banks, financial holding companies, leasing companies, factoring companies, consumer financing companies and outsourcing institutions with some supervision;

•	Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets;

•	Protecting fundamental principles such as transparency and equality between various parts of the financial system;

•	Establishing and generalizing confidence and stability in the financial markets;

•	Predicting risky developments in the financial markets;

•	Decreasing the transaction and intermediation costs in the banking sector;

•	Making the strategies and policies of the BRSA compatible to the road maps of the financial markets; and

•	Establishing procedures for the exchange of information between the BRSA and related authorities.

The Turkish banking system is currently regulated and supervised by the BRSA which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411).

The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the Banking Law.

In addition to the Central Bank (“CB”), 48 banks were operating in Turkey as of the end of 2011, including 13 investment and development banks, 4 participation banks, 29 commercial banks and 2 SDIF banks. As of year-end 2011, of the commercial banks in the sector, 3 were state banks, 10 were private banks and 16 were foreign banks. Between 2010 and 2011, it is observed that the share of local private banks in the sector by asset size slightly increased from 51.9% to 53.3%, while the share of foreign banks remained stable at around 16.5%. During that period, the share of state banks decreased from 31.6% to 30.3%.

Total assets of the Turkish banking system, was around $501.5 billion in 2007 has increased 29.2% and reached $648.1 billion as of end of 2011. Total loan portfolios similarly have increased from $246.4 billion in 2007 to $363.5 billion in 2011 with an 47.5% increase. Non-performing loans, which amounted to approximately $8.9 billion in year-end 2007, increased to $10.1 billion as of December 2011. The increase in non-performing loans during the 2007-2011 period was 13.1%. The amount of provisions set aside for these loans was $8 billion in 2011. Securities portfolios also have a significant part on the balance sheets of banks. The total amount of the securities portfolios was $151.7 billion as of December 2011.

Table No. 32

Main Figures Of Banking Sector*

Billion USD	2007	2008	2009	2010	2011
Total Assets	501.5	481.3	560.1	656.5	648.1
Loans	246.4	241.6	263.7	343.0	363,5
Securities Portfolio	142.1	127.5	172.8	187.7	151.7
Deposits	307.8	298.7	345.6	402.4	370.2
Own Funds	65.3	56.8	74.4	87.7	77.0

*	Includes the data of participation banks.

Source: BRSA

The capital structures of banks in the system were the core of the restructuring program. A three-phase audit was implemented to understand the capital structures of private banks. As of December 2011, the average capital adequacy ratio of the whole sector was 16.55%.

The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency. On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans.

State Banks

Priority was given to the financial restructuring of state banks. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.

As a first step, management of the two state banks was transferred to the Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions with a view to competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally.

State banks have become better at identifying problematic loans and setting aside appropriate provisions for such loans, which has increased transparency. The non-performing loans portfolio of the 2 deposit taking state banks was TL1,424 million as of December 2007, and provisions made for these non-performing loans was TL1,330 million. In 2008 the non-performing loans portfolio of the state banks was TL1,855 million and provisions made for these non-performing loans was TL1,528 million. In 2009, the non-performing loans portfolio of the 2 deposit state banks was TL4,522 million and provisions made for these non-performing loans were TL2,042 million. In 2010 the non-performing loans portfolio of the 3 deposit state banks was TL3,342 million and provisions made for these non-performing loans were TL2,931 million whereas in 2011 they have reached TL2,532 million and 2,008TL million respectively.

In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, own funds increased to TL11.6 billion as of December 2007 and TL11.7 billion as of December 2008. The equity capital of the two commercial/deposit state banks was TL20.9 million as of December 2010 compared to TL16.1 billion as of December 2009. By the end of 2011, their equity capital reached TL21.8 billion. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.

Table No. 33

Consolidated Balance Sheet of State Banks

	Million TL					% Share
	Dec. 2007	Dec. 2008	Dec. 2009	Dec. 2010	Dec. 2011	Dec. 2007	Dec. 2008	Dec. 2009	Dec. 2010	Dec. 2011
Assets
Cash & Claims on Banks	11,069.2	15,819.0	16,858.6	17,032.4	12,917.4	9.1	10.2	9.1	7.6	5.1
Securities Portfolio	52,610.1	73,919.8	73,642.7	77,449.2	73,693.7	43.3	47.5	39.7	34.5	29.2
Loans	38,689.3	54,953.9	67,190.8	99,564.2	124,645.6	31.9	35.3	36.2	44.4	49.4
Loans under Follow-Up (Net)	93.7	327.6	481.6	575.3	523.7	0.0	0.0	0.0	0.0	0.0
-Loans under Follow-Up	1,423.7	1,855.6	2,522.8	2,612.8	2,531.7	1.2	1.2	1.4	1.2	1.0
-Provisions for Loans under Follow-Up (-)	1,330.0	1,528.1	2,041.3	2,037.5	2,008.1	1.1	1.0	1.1	0.9	0.8
Duty Losses	—	—	—	—	—
Other Assets	18,926.8	10,714.1	27,420.1	29,826.4	40,304.4	15.6	6.9	14.8	13.3	16.0
Liabilities
Deposit(1)	96,644.4	120,568.7	139,264.9	173,964.9	168,128.0	79.6	77.4	75.0	77.5	66.7
Borrowings from Banks(2)	2,527.3	4,041.2	4,555.5	9,721.6	17,175.6	2.1	2.6	2.5	4.3	6.8
Other Liabilities	10,616.3	19,474.3	25,659.7	19,858.3	44,964.0	8.7	12.5	13.8	8.8	17.8
Shareholders’ Equity	11,601.2	11,650.1	16,113.7	20,902.8	21,817.2	9.6	7.5	8.7	9.3	8.7
Balance Sheet Total	121,389.2	155,734.3	185,593.8	224,447.6	252,084.9	100.0	100	100	100	100

(1)	Interbank-Deposits are excluded.
(2)	This item includes Interbank Deposits and Interbank Money Market transactions.

Source: BRSA

In the aftermath of the restructuring of state banks, a positive impact of such financial and operational restructuring is apparent in the profitability performance of the state banks. As of December 2007, the total profit of state banks was TL3,482 million (Ziraat Bankasi TL2,351 million and Halk Bankasi TL1,131 million). As of 2008, the total profit of state banks was TL 3,153 million (Ziraat Bankasi TL2,134 million and Halk Bankasi TL1,018 million) and in 2009, the total profit of these banks reached TL5,142 million (Ziraat Bankasi TL 3,511 million and Halk Bankasi TL 1,631 million). As of December 2010, total profit of these banks was TL 5,722 million (Ziraat Bankasi TL 3,712 and Halk Bankasi TL 2,010). In 2011 the total profit of these two banks was TL4,146 million ((Ziraat Bankasi TL 2,101 million and Halk Bankasi TL 2,045 million).

The SDIF Banks

After the BRSA began operating on August 31, 2000, the SDIF has taken over 25 private banks. On July 4, 2011 the BRSA announced that the SDIF will control a 62.37% stake in Arap Turk Bankasi A.Ş., but will not receive dividend rights, as long as UN Security Council resolutions 1970 and 1973, and a related Turkish government decree, remain in effect. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:

•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.

A sum of $21.7 billion was required for the financial restructuring of banks that were taken over by the SDIF. Of this amount, $17 billion was obtained from public sector resources and the remaining $4.7 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. A portion of the funds stated above have been used for repayment or transfer of the SDIF banks’ deposit liabilities amounting to $26 billion.

With a view to accelerate the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL479 trillion in Turkish Lira and $2,587 million in foreign exchange denominated deposits were transferred to 8 private banks.

In order to eliminate SDIF’s short-term liabilities and settle and reschedule the debts of the Cukurova Group and to accelerate the sales process for the Yapi Kredi Bank, three separate supplementary agreements were executed. On September 23, 2008, it was announced that the SDIF and the Çukurova Group were continuing discussions regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group. On May 18, 2009, it was announced that SDIF and the Cukurova Group reached a final agreement regarding the repayment of debts of Interbank (a total of $398 million) in installments to SDIF.

On February 6, 2008, SDIF signed a supplementary protocol with the Toprak Group. Under this protocol, SDIF discounted some of the Toprak Group’s debt as the Toprak Group made early repayment of $363 million to SDIF. On July 25, 2008, it was announced that the Toprak Group had not fulfilled the requirements of the additional protocol signed on February 6, 2008 and that the process for the seizing of an additional 12 companies of the Toprak Group had begun. On August 8, 2009, it was announced that management control of the 22 companies under the Toprak Group was transferred to SDIF.

The SDIF has sold non-related party loans of failed banks through loan auctions and has taken steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including media assets, cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank.

On January 25, 2008, SDIF signed a protocol with Deniz A.S., the legal representative of EGS Group. Debt of EGS Bank A.S. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.

The long position of the sole SDIF bank, Bayindirbank, was $33 million as of end of 2005. Foreign exchange net open position of the SDIF bank was $2 million as of end of 2007 and $1.6 million as of end of 2008 In 2009 and 2010 such net positions were -$0.18 and -$0.93 million, respectively. As of end of 2011, foreign exchange net position of the SDIF Bank was $1.9 million. The SDIF banks’ deposit interest rates have been kept in line with the market rates since March 2001.

On February 22, 2008, it was announced that the SDIF had taken over Yasemin Turizm ve Ticaret A.S. to collect losses which were incurred by Interbank A.S.

On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group. On September 20, 2008, it was announced that SDIF had taken over the media companies of the Erol Aksoy Group, the former controlling partner of Iktisat Bankasi, in response to the breach of the protocol between SDIF and the Erol Aksoy Group that was signed on May 9, 2006.

Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because the SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.

On April 13, 2010, the SDIF and the Garipoglu Group signed a protocol for the repayment of approximately $307.1 million of the Garipoglu Group’s debts to the SDIF over five years commencing on September 30, 2010.

On April 6, 2011, the SDIF announced that it had collected a total of $355.55 million by collecting all of its cash-loan receivables from the Garipoglu Group.

On March 23, 2010, the SDIF and the Balkaner Group, the former owner of Yurt Ticaret Kredi Bankasi A.Ş., signed a protocol to repay approximately $393.6 million of its debt to the SDIF over seven years commencing in 2011. The Balkaner Group will repay the principal over five years and interest over the remaining two years.

On November 12, 2010, it was announced that the SDIF and the Caglar Group, the former owner of Interbank, signed a protocol for the repayment of Caglar Group’s debt to the SDIF.

Private Banks

With the “Banking Sector Restructuring Program” implemented in May 2001 and finalized in 2004, private banks (excluding development and investment banks, and foreign banks’ branches) strived to have a healthier structure and to reach internationally accepted minimum capital levels. Due to adverse economic and financial developments, the program was further improved by the introduction of a set of new instruments which strengthened the capital of private banks through public support if necessary, established a legal framework for the restructuring of debts in the financial sector (known as the Istanbul Approach), and established asset management companies. The legal framework for these instruments (Act No. 4743 on Restructuring of Debts to the Financial Sector and amendments made to current laws) was put into force on January 31, 2002. Provisional Article 4, added to the Banks Act, made it possible for those satisfying certain conditions to receive one time support in the form of the SDIF’s participation in Tier 1 capital or Tier 2 capital (a subordinated loan) .

Detailed explanations of the Bank Capital Strengthening Program and the audit and assessment results of the program were announced to the public through the “Introductory Guide” and the “Progress Report,” both of which aimed to increase the transparency in the banking sector.

Cash capital increases, adjustment of provisions set aside for non-performing loans, positive changes engendered in the market risk and valuation of securities were considered during the evaluations and accordingly, Vakiflar Bankasi, Pamukbank and Sekerbank were determined to have capital needs. Pamukbank was transferred to the SDIF, Sekerbank’s capital needs were covered in cash by its shareholders, and a subordinated loan providing funds to reach the 9% capital adequacy ratio was extended to Vakiflar Bankasi.

In order to help private sector companies continue to operate and regain solvency after the financial crises, the Istanbul Approach, and related regulation was issued by the BRSA. In accordance with the “Financial Restructuring Framework Agreements” (“FRFA”) and by tying these agreements to “Financial Restructuring Contracts” within three years from the date of their approval by the BRSA, restructuring or rescheduling of bank receivables became possible. Additional financing to debtors, if necessary, may also be provided under the approach.

Companies were separated into two “scales” according to the FRFA. The criteria for the “large-scale” companies were determined as follows: the number of registered employees of the company must be above 100, the annual export volume of the company must be above $15 million, the annual turnover must be above TL25 trillion and the audited balance sheet size must be above TL15 trillion. Companies not meeting the above criteria are categorized as medium or small-scale companies. The FRFA was completed in April 2005. To date, 318 companies (of which 217 are large scale companies) have been under the Istanbul Approach with a total of $6.0 billion in contracted loans.

On October 27, 2011, the BRSA announced that it had granted permission for the establishment of a new deposit taking bank with a minimum capital of TL$300 million to the Audi s.a.l – Audi Saradar Group based in Lebanon.

Regulatory and Supervisory Framework

Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with international standards.

In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act No. 5411 with respect to regulation and supervision include:

•	The BRSA supervision of banks, financial holding, leasing, factoring and consumer finance companies.

•	Conformity with EU Directives in terms of the activities that banks are allowed to perform.

•	Increased transparency of the BRSA.

•	An open partnership structure and a new organizational chart that allows for more efficient supervision by BRSA.

•	Establishing principles of corporate governance for Turkish banks and financial holding companies.

•

The paid-up capital for establishment of banks cannot be less than TL30 million and increase in capital must be paid in cash free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Disclosure by banks of their most recent articles of association on their web sites to increase transparency.

•	The establishment of audit committees within banks to conduct the audit and supervisory functions of their executive boards.

•	Prohibiting the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•

Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by law.

The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations were prepared by revising the related previous regulations and by making necessary adjustments to be in line with the international codes and standards using European Union Directives, BIS Principles, Corporate Management Principles of OECD, the Acts of European Union Member and candidate countries. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal systems within the banks, accounting and information systems, capital adequacy and own funds, and liquidity are also important for the Turkish banking system.

Recent regulations include:

Under the Regulation on Banks’ Own Funds, published in the Official Gazette No. 26333 on November 1, 2006, innovative capital instruments were recognized and characteristics of these instruments were set. Pursuant to an amendment to this regulation, published on Official Gazette in March 10, 2011, No.27870, certain of these characteristics were revised depending on the type of instrument.

The Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006, which revised the corporate governance principles of banks according to principles recommended by the Basel Committee. An amendment to this regulation was published in the Official Gazette dated June 06, 2011, No.27959 and became effective in January 1, 2012, setting forth the framework for compensation policies of banks for their employees.

The Regulation on Outsourcing Activities Obtained by Banks and Authorization of Institutions to Provide the Outsourcing Activities was published in the Official Gazette No. 26333 on November 1, 2006 was replaced with the Regulation on Outsourcing by Banks published in the Official Gazette on November 5, 2011, No.28106. With this new regulation, instead of requiring BRSA authorization for both banks and the provider of the outsourced service/activity, a bank that has purchased an outsourced service that it will provide to customers is simply required to inform the BRSA about the outsourced activities. Moreover, the definition of outsourcing activities and exceptions/limitations to such activities has been re-defined in order to achieve greater compliance with international standards.

The Act on Bank Cards and Credit Cards No. 5464 was published in the Official Gazette No. 26095 dated March 1, 2006. The Act was prepared in accordance with the European Union Directives of the European Parliament and the Council of the European Union, “Core Principles of Payment Systems” and “Know Your Customer” reports published by the Basel Committee on Banking Supervision, “40 Recommendations on Money Laundering” principles published by the Financial Action Task Force on Money Laundering (FATF) and opinions of related parties were used in preparing this Act. The law regulates credit card issuers and provides protections for cardholders.

Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007. With this regulation, the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards and licensing and operation of card system organizations and card issuing organizations are determined. In addition, the rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, obligations of issuers, card holders and member companies, are set forth. An amendment to this regulation was published in the Official Gazette dated December 17, 2010 (No. 7788), and such amendment defined minimum payment amounts with reference to a ratio between 25% and 40% of the debt within a certain period and the ratio for a particular credit card debt associated with the holder’s card limit. Furthermore, the amendment established that there would not be any increase in credit card limits and draw-cash facilities for credit cards whose period debt has been paid only up to 50% three times in one calendar year until the period debt is fully paid.

An IT audit team was formed by BRSA in 2006 and conducted IT audits of selected banks. According to the regulation regarding Auditing Bank’s Information Systems by Independent Auditing Firms” as of 2006, each bank’s application controls must be audited once a year and its general controls must be audited once every two years. Consolidated partnerships of banks were also included in the IT Audit scope in 2007 pursuant to the Auditing Bank’s Information System by Independent Auditing Firms regulation. Communiqué on Principles to be Considered in Information Systems Management in Banks, published in the Official Gazette on September 14, 2007, defines certain principles regarding the management of information systems of banks.

These regulations were amended in 2010 by the IT Audit Subdivision of the Information Management Department. On July 30, 2010, the BRSA issued a Circular of Management Representation which became effective in 2011 requiring banks to submit written representations to the independent auditor concerning, among other things, effectiveness, adequacy and compliance of the bank’s internal controls. The BRSA started its own planned audit activities in 2009 using approved guidelines with the following predefined types of audit: pre-examination (in accordance with the Pre-Examination Engagement Guideline), which includes selected COBIT control objectives, bank internal systems assessment, bank It complexity/dependence assessment and URSIT Ratings (Component/Composite); on-site examination (in accordance with the On-site Examination Components Guideline and Onsite Examination Guide-Control Objective Based), which includes COBIT control objectives and COBIT Assurance guide; and product based examination (in accordance with the Product Based Examination Guideline).

The IT Audit group carried out audits of 3 banks in 2008, 4 banks in 2009, 8 audit activities in 2010, 1 bank and 1 factoring firm in 2011 and 6 audit activities in 2012 as of June 2012. The IT Audit group plans to finish at least 4 more on-site bank examinations by the end of 2012 totaling to 10 examinations in 2012.

The IT Audit group also oversees the activities of banks and external auditors regarding various IT audit activities, general oversight of external audit institutions, the evaluation of independent IS Audit reports (which are reports prepared by the independent audit firms following the performance of an IT audit) and actions taken by banks in response to audit findings.

On July 24, 2012, the BRSA issued a requirement requiring annual tests to be performed on banking systems by independent teams, which tests are aimed at testing a bank’s risk for unauthorized access to its systems and potential data breaches.

The BRSA developed an online monitoring system (BADES) by which the BSRA monitors the activities of external audit institutions, audit findings and the semiannual reports filed by banks on corrective actions they have taken to remove control deficiencies.

In 2009, 9 regulations and 5 communiqués were amended in line with the Law No. 5411. The amendments covered a wide range of issues, including the establishment and operations of banks, protective provisions, financial reporting, non financial institutions, bank and credit cards and other provisions.

In 2010, 6 regulations and 2 communiqués were amended in line with the Law No. 5411. The amendments addressed the establishment and operations of banks, loan transactions, corporate governance, liquidity adequacy and bank and credit cards.

On September 30, 2010, the BRSA adopted Board Resolution No. 3875, which regulates the issuance of bills and bonds by banks. The Resolution incorporates a dynamic mix of equity, saving deposit, asset size and capital adequacy ratio in order to limit the amount of bonds to be issued by the banks. On December 16, 2010, the BRSA adopted Board Resolution No. 3980, effective as of January 1, 2011, which limits consumer loans mortgaged by residential real estate to 75% of the value of the real estate subject to the mortgage and limits commercial loans extended for the purchase of commercial real estate to 50% of the value of such real estate.

Within the scope of the Law Making Amendments to the Laws on Re-structuring of some Receivables and Social Insurance and General Health Insurance Law and Some Other Laws and Decree Laws, certain articles of the Banking Law particularly regarding re-location of BRSA Headquarter to Istanbul and establishment of a “Risk Center” within the Bank’s Association of Turkey were amended. Acquisition of liability insurance coverage for valuation and rating and outsourcing companies has been made mandatory only when demanded by banks or deemed necessary by the BRSA, whereas it is still compulsory for independent audit firms.

Pursuant to principle 5 of the “Core Principles for Effective Banking Supervision” published by the Basel Committee on Banking Supervision (BCBS), an amendment was made to the Article 8 of the Regulation on Operations of Banks Subject to Permission and Indirect Shareholding published in the Official Gazette dated April 2, 2011 and No. 27836. With the amendment Banks may establish or participate in domestic partnerships with other banks, with the BRSA’s approval.

With the Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book under the Standard Shock Method published in the Official Gazette dated August 23, 2011 and No. 28034, the principles and procedures were set for interest rate risk arising from on-balance and off-balance banking book accounts.

The implementation process of “International Convergence of Capital Measurement and Capital Standards (Basel II) was initiated on July 1, 2012 in Turkish banking system following the one year parallel implementation period to facilitate the transition. Accordingly, the following regulations and communiqués were published in the Official Gazette dated June 28, 2012, No.28337 replacing the relevant previous regulations.

•	Regulation on Measurement and Evaluation of Capital Adequacy of Banks,

•	Regulation on the Internal Systems of Banks,

•	Communiqué on the Financial Statements, Explanations and Footnotes to be announced by Banks,

•	Communiqué on Credit Risk Mitigation Techniques,

•	Communiqué on Structural Position,

•	Communiqué on Calculation of Risk Weighted Asset Amounts for Securitization Exposures

•	Communiqué on Use and Assessment of Risk Models to Calculate Capital Requirements for Market Risk

•	Communiqué on Calculation of Capital Requirement for Market Risk Stemming from Options

•	Communiqué on Structural Position

CAPITAL MARKETS

Capital markets deregulation was undertaken as part of overall financial sector reform. Such reforms were meant to: secure transparency, confidence and stability in the capital markets; contribute to the private sector’s effective utilization of capital markets; bring market discipline to State Owned Enterprises (“SOEs”) and strengthen the process of their restructuring; facilitate local government financing in capital markets; develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; deepen financial markets; contribute to the participation of the public at large in investment activity; and reach the standards of developed nations with respect to financial structure and practice.

The Capital Market Law was enacted in 1981 to adapt Turkey’s legal framework to certain more developed markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. In 1983, Turkish stock exchanges and secondary securities markets were restructured. The İstanbul Stock Exchange (the “ISE”) was established in 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.

The Capital Market Law was amended in 1992 and new instruments were introduced such as repurchase agreements, futures and options contracts, convertible bonds, asset-backed securities and non-voting shares. This law also prohibits insider trading activities and manipulation, and provides penalties of judicial fines and two to five years imprisonment for such actions.

Prospective securities issuers, including SOEs and municipalities, now fall within the scope of the CMB’s “Registration System” and all are subject to common disclosure requirements. Prospectuses disclosures must be in accordance with EU directives. A new communiqué became effective in 2009 to regulate the establishment and activities of asset finance funds, and provide guidance related to registration and issuance of asset backed securities and the related public disclosure requirements.

Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares certificates trading on the ISE provided that the holding period is more than one year and investment funds if 75% of their portfolio is comprised of shares certificates (except securities investment trusts) trading on the ISE. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities. As of the end of 2011, the number of mutual funds offered to the public equaled 592 and total net asset value of these mutual funds equaled TL30.2 billion.

Securities investment trusts, real estate investment trusts and venture capital investment trusts are other types of institutional investors subject to the Capital Market Law. To improve institutional investors, the Government has exempted these investment trusts from corporate tax. As of the end of 2011, the number of listed securities investment trusts equaled 26, listed real estate investment trusts equaled 23 and listed venture capital investment trusts equaled 4. The total net asset value of securities investment trusts equaled TL686 million, the total assets value of real estate investment trusts equaled TL18.7 billion, and the total net asset value of venture capital investment trusts equaled TL598 million.

Rules regarding margin trading, borrowing and lending securities and short-selling had been promulgated in December 1994 and were revised in 2003 with a new communiqué. In March 1996, principles for the issuance of securities by non-residents were introduced which are regulated by the CMB. The Capital Markets Law also authorizes the CMB to regulate the establishment and operations of institutions that operate in the futures markets.

In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of investment firms was published by the CMB and has been revised according to developments in the sector. Moreover, the CMB made regulations pertaining to internal auditing systems and principles regarding public disclosure by intermediary institutions in order to strengthen financial and operational structure of investment firms. Intervention in the leveraged transactions of foreign exchange, commodities, precious metals or other assets which are widely known as “forex” is one of the capital market activities under the responsibility of the CMB since August 31, 2011.

Regarding credit rating agencies, a revised communiqué complying with IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (2003) was published by the CMB in July 2007. This communiqué includes provisions for the rating activities including credit rating and the rating of compliance with corporate governance principles. Currently, four internationally recognized rating agencies (S&P, Moody’s and Fitch for credit rating; Risk Metrics for rating of compliance with corporate governance principles) and 6 national rating agencies are authorized by the CMB.

The 1999 amendments to the Capital Market Law introduced new provisions to the markets, including minority rights, interim dividends and dematerialization of capital market instruments. In addition, the amendments to the Capital Market Law called for the establishment of a central registry, an investor protection fund, a capital market training, research and licensing institute and the creation of the Turkish Association of Capital Market Intermediary Institutions.

The dematerialized system became operational for equities traded on the ISE in 2005 for mutual fund certificates and corporate bonds in 2006 and for commercial papers in 2007 and for bank bills in 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by CRA.

The regulation concerning the principles for the licensing of professionals who engage in capital markets activities has been effective since August 2001 and licensing exams began in September 2002. As of June 16, 2011, the Capital Markets Licensing, Registration and Education Corporation (the “SPL”) was established. Ten different types of examinations are prepared by the Board. The examinations held in 2011 were organized collectively with the SPL and the General Directorate of Education Technologies of the Ministry of National Education with the contribution of the Association of Capital Market Intermediary Institutions of Turkey. The licensing exams are as the following: Capital Market Activities Basic Level, Capital Market Activities Advanced Level, Clearing and Operation Officers, Derivative Instruments, Derivative Instruments Accounting and Operations Officers, Real Estate Appraisers, Credit Rating Specialist (since September 2005), Corporate Governance Rating Specialist (since September 2005), Independent Auditing in Capital Markets (Since September 2007) and Residential Real Estate Appraisers (since January 2008). There are 12 different types of licences, including s Basic Level Customer Representative License and Derivative Instruments Customer Representative License which will be issued by the SPL. As of the end of 2011, 45,579 licenses have been granted.

Pension funds began to operate in October 2003. As of the end of 2011, the number of pension funds offered to the public equaled 165. The total net asset value of these funds equals TL14 billion.

Adoption of international standards is seen as a crucial issue for both enhancing integrity in the capital markets and attracting domestic and foreign investors. In line with this objective, important steps have been taken in the areas of accounting and auditing standards. Currently International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) are adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, the communiqué regarding auditing standards for securities market companies and institutions is in line with International Standards on Auditing issued by the International Federation of Accountants (“IFAC”). There are 92 authorized audit firms operating in Turkish capital markets and about half of them have an international membership.

In March 2007, a new law amending several laws related to the housing finance system was published. This law established the rules regarding securitization and covered bonds and reformed many laws including consumer protection, foreclosure, bankruptcy, and tax laws in order to create a more convenient legal environment for securitization. In the last two years, amendments to five bylaws of the CMB, including the Capital Market Law, were drafted and published covering mortgage and asset backed securities, mortgage and asset covered bonds and real estate appraisal companies which would serve the issuers and investors of these securities. With these amendments, mortgage covered bonds and asset covered bonds were introduced, as well as regulations regarding appraisal companies/appraisers, housing finance, housing/asset finance fund, mortgage finance corporations, the Association of Appraisal Specialists of Turkey, the gradual liquidation of mortgage finance corporations, and criminal penalties and administrative fines were established. The regulations regarding housing finance are expected to deepen the capital markets and allow more citizens to access housing finance, lowering the funding cost of market participants through diversified and enlarged funding solutions.

With the introduction of a mortgage market, a particularly important area has been real estate valuation. Adoption of International Valuation Standards aims at harmonization with EU and international implementations and the acceptability of Turkish valuation reports in the international markets. 113 real estate valuation firms were authorized by CMB at the end of 2011.

In July 2003, the CMB issued Corporate Governance Principles, which used Organisation for Economic Cooperation and Development (“OECD”) principles as a benchmark and were updated in 2005 in accordance with the OECD revisions. The CMB, as the National Coordination Unit in the OECD Corporate Governance Steering Committee, closely follows OECD studies, coordinates institutions and participates in the meetings of National Coordination Units. Implementation of these principles is based on the generally accepted “comply or explain” approach. Moreover, a corporate governance index was established by ISE at the end of August 2007. By the end of 2011, the index was composed of 39 companies that have a corporate governance rating of at least 8.3 out of 10.

As the end of 2011, 21 hedge funds registered with total net asset value of TL168 million. As of the end of 2011, the number of exchange traded funds offered to the public equaled 12 and funds of funds equaled 4. The total net asset value of exchange traded funds equaled TL 287 million and the total net asset value of funds of funds equals TL 21 million as of the end of 2011. In 2007 regulations related to guaranteed and capital protected funds became effective and in 2009 the related regulation was amended to introduce umbrella fund structure for capital protected and guaranteed funds. As of the end of 2011 the number of capital protected funds offered to the public equaled 181 and guaranteed funds equaled 26. The total net asset value of capital protected funds equals TL 2.8 billion and the total net asset value of guaranteed funds equals TL 770.3 million as of the end of 2011.

In 2005, the Turkish Derivatives Exchange began operations in Izmir as the first derivatives exchange in Turkey. Contracts traded on this exchange consist of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures and index futures. The position transfer process became effective at the end of 2009. For options to be traded on Turkish securities markets, the work on establishing technical infrastructure and preparing regulatory framework are still continuing.

The amount of private sector securities issued equaled TL10.5 million in 2007 and increased to TL142 billion in 2011. As of December 31, 2011, total market capitalization of ISE Stock Market was TL 381 billion. The upward movement of market indices both in terms of Turkish Lira and US Dollar, which started in 2003 continued until 2007 and due to the global crisis, followed a downward trend in 2008, and then picked up in the following year. ISE Share Price Index-100 decreased by 52% in 2008 to 26.864, but rose by 97% in 2009 to 52.852 and 25% in 2010 to 66.004 falling again to 51.267 in 2011. The total traded value in the ISE Stock Market amounted to TL 332 billion ($261 billion) in 2008, TL 475 billion ($308 billion) in 2009, TL 636 billion ($426) in 2010 and this figure increased to TL 695 billion in 2011 ($413). Total market capitalization of ISE companies in TL terms in 2007 was ($290 billion). Following a drop of 46% in 2008 ($120 billion), market capitalization in 2009 rose by 92% ($236 billion), by 31% ($308 billion) in the year 2010, but dropped to $202 billion in 2011.

In spite of the negative effects of the global financial crisis of 2008, the ISE Bonds and Bills Market continued to develop. The total annual traded value increased from its level of TL 3.40 trillion ($2.2 trillion) in 2009 to TL3.46 trillion ($2.3 trillion) in 2010, and to TL4.1 trillion ($2.5 trillion) in 2011, while the daily average traded value for 2011 amounted to TL 16.3 billion ($9.7 billion). The total traded value increased by 6% to $2.5 trillion on a United States dollar basis compared to the previous year. Of the total traded value for 2011, 22.08% was realized over the counter and 77.92% was realized on the ISE Bonds and Bills Market.

As of December 31, 2011, there were 100 investment firms licensed to trade on stock markets and 40 banks and 101 investment firms licensed to trade on other securities markets at ISE. In addition, there were 99 intermediary institutions (banks, investment firms, futures investment firms) licensed to trade on TURKDEX.

A department was established within the ISE in March 2009 to launch and operate the Emerging Companies Market (ECM) in order to create a transparent and organized platform where securities, issued to raise funds from the securities markets by companies with growth and development potential, can be traded. In August 2009 the ISE Emerging Companies Market Regulation was published and in 2011 shares of small and medium sized enterprises began to trade on the ECM market. Additionally, within the framework of the restructuring of the ISE Stock Market segments, the Collective Products Market was established as a listed market where the shares of investment trusts, real estate investment trusts, and venture capital investment trusts as well as the participation certificates of exchange traded funds, warrants, and other structured products are traded.

The corporate bond market began to accelerate after 2010. The total amount of outstanding corporate bonds for the end of 2010 was TL2.8 billion and rose to TL13.9 billion at the end of 2011. On the other hand new capital market instruments such as asset covered bonds and ijara certificates have been introduced and first issuance of these instruments was in 2011.

The work carried out by the CMB and other related institutions in order to start the trading of warrants on the ISE Stock Market was finalized and the Communiqué on Principles Regarding Registration with the Capital Markets Board and Sale of Covered Warrants was promulgated. Subsequently, covered warrants began to be registered with the CMB and have traded on the ISE-Collective Products Market since of August 13, 2010.

In 2010, the offering market for Qualified Investors, the Interbank Repo-Reverse Repo Market, the Repo Market for Specified Securities were each established within the ISE Bonds & Bills Market.

The ISE was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, the ISE has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.

ISE Settlement and Custody Bank Inc., namely Takasbank, is “the Clearing and Settlement Center” for the Istanbul Stock Exchange, “the Clearing House” for the Turkish Derivatives Exchange, the custodian for the pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Having banking capacity, Takasbank provides its members with a money market facility and banking services including cash credits, securities lending and cross-border settlement and custody services via SWIFT and correspondent accounts.

In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and was designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions. With the completion of dematerialization, beginning on November 28, 2005, Takasbank handed over its central depository function for securities to the CRA, in which Takasbank is both a main shareholder with a 65% interest and a systems developer.

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table No. 35

Securities Markets Activities

	2007	2008	2009	2010	2011
Securities Issued (in millions of TL)	10,542	27,349	42,350	42,946	141,910
Outstanding Securities (in millions of TL)	307,535	338,817	400,691	439,476	472,677
Private	52,225	63,989	70,686	86,634	103,898
Public	255,310	274,827	330,004	352,841	368,728
Traded value on the ISE Markets (in millions of TL)
Stock Market	387,777	332,604	474,611	635,664	695,328
Bonds and Bills Market	2,935,118	3,236,312	3,399,583	3,458,517	4,122,292
Off-exchange bonds & bills transactions	725,889	680,393	714,411	710,433	910,013
Stock Market Capitalization (in millions of TL)	335,948	182,025	350,761	472,553	381,152
ISE National 100 Index (on TL basis)	55,698	26,864	52,852	66,004	51,267
Number of Companies Traded	319	317	315	338	373

Sources: Capital Markets Board, ISE, Undersecretariat of Treasury

Increasing cross border movement of capital in a globalized world has increased the importance of international relations. In this context, benefiting from international practices and experiences, enhancing cooperation with other regulatory authorities and taking an active role in international organizations constitute an important part of the CMB’s activities.

The CMB has attached great significance to multilateral and bilateral international relations. To this end, the CMB acted in order to improve its relations with the international organizations in which it is a member, capital markets authorities of other countries and other foreign organizations which carry out capital markets related activities (OECD, World Trade Organization, World Bank, IMF, etc.), and as a member of the International IOSCO, the CMB has actively participated in the work of IOSCO. In the IOSCO Annual Meeting of 2012 the chairman of the CMB has been elected as Chairman for IOSCO Emerging Markets Committee for the period of 2012-2014 as well as being appointed as Vice Chairmen of IOSCO for the same period.

With respect to the integration of the Turkish capital market with the EU and the alignment of Turkish legislation with the EU acquis, the activities of the CMB have been continuing in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions.

Through the above referenced activities, the CMB aims to provide investors with new financial services and attract foreign capital to Turkey.

Furthermore, the CMB has entered into various Memoranda of Understanding (“MoU”) and collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and sharing of information with foreign authorities. The CMB which is one of the first signatories of the IOSCO MoU, has signed 33 MoUs with foreign financial regulatory authorities by the end of 2011 and MoUs with other countries are in progress.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. In December 2003, the Public Financial Management and Control Law (“PFMC Law”), was adopted by the Turkish Parliament (Turkish Grand National Assembly or “TGNA”) (Law No. 5018, as amended in 2005, Law No. 5436). Enactment of the PFMC Law marked a defining moment, providing a new legal framework for modern public financial management and accountability. Throughout the PFMC Law, key concepts of the modern public financial management system such as managerial responsibility models, effective and efficient use of resources, strategic planning, performance based budgeting, multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/control and external audit practices have been put into practice. Several other reform laws have been enacted since 2003, including the Special Provincial Administration Law, Metropolitan Municipalities Law and The Municipalities Law.

The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds (“EBFs”). The PFMC Law covers central government agencies, SSIs and local governments which are referred to as the “general government”. All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.

The PFMC Law has, for the most part, been fully implemented and covers public financial management and control at all levels of government, provided that there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances secondary legislation for its implementation, most of which has been completed. The budgeting process, accounting system, internal and external audits at all levelts of government have each been amended to be in line with the PFMC Law.

Budgeting

Budgets for governmental agencies are prepared in accordance with international standards. The central government budget remains the pivotal point of public finances and is prepared according to a schedule common to OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The Turkey government’s fiscal year is the calendar year.

As an initial step in the preparation of the Central Government Budget, a medium-term program is prepared by the Undersecretariat of State Planning Organization (“SPO”) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions and is adopted by the Council of Ministers. A medium term fiscal plan, consistent with the medium term program is prepared by the Ministry of Finance (“MoF”) and it includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the High Planning Council. These documents set the framework for the budget discussions and negotiations with relevant ministries (the MoF and the SPO) and spending agencies, before political reconciliation in the Cabinet and the Parliament.

The annual budget process of the administrations begins in June with the budget call prepared by the MoF. Budget revenue and expenditure proposals are prepared by the various administrations and reviewed by the MoF. The general budget revenue proposal is prepared by the MoF and the revenue proposals of other budgets are prepared by the relevant administrations. The investment proposals of public administrations are evaluated by the SPO. The Central Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in mid-October. Following debate, the Annual Budget Law is approved by the Parliament and promulgated by the President in December.

On December 21, 2011, the Assembly approved the Budget Law for 2012 (Law No. 6260). According to the budget law, budget expenditures in 2012 are expected to be TL350.9 billion, budget revenues in 2012 are expected to be TL329.8 billion and the total budget deficit in 2012 is expected to be TL21.1 billion.

The approved budget is implemented through a unified treasury system and the closing of accounts are presented shortly after the end of the budget exercise. A detailed audit report is submitted to the Parliament before closing the accounts of the SSIs, EBFs and local governments.

To align the accounts with the Government Financial Statistics standards, the budget codification system is being overhauled. Each spending item is identified in the analytical budget codification system consisting of institutional, financial, economic and functional terms, and budgets and budget reports are compiled according to this codification system. The new codification system has been gradually applied to all general government entities since 2006.

Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.

The preparation and the implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. SSIs and local administrations prepare their own budgets that are approved by their own board of directors/councils.

Accounting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the MoF’s General Directorate of Public Accounts. Accounting officers of the MoF are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies. Accounting services for the public administrations within the scope of the general budget are performed by the accounting offices affiliated to the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of Treasury; namely, Accounting Office for Foreign Payments, Accounting Office for Domestic Payments and Accounting Office for State Debts. The MoF is responsible for compiling, consolidating and disseminating accounting data and financial statements for the central government on a monthly basis as defined in the PFMC Law.

The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the Ministry of Finance. The Ministry of Finance sets rules for the preparation of the final accounts and supervises the compilation.

The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers within six months of the end of the fiscal year and a copy is sent to the Turkish Court of Accounts, which is an independent court. The court submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is reviewed by Parliament together with the Central Government Budget Law.

Currently the main fiscal policy indicators are the overall balance and primary balance of the central government budget. In order to submit fiscal notifications to the European Commission, huge efforts have been made to prepare accounts in accordance with ESA 95 standards.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors who are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of May 2012, 1310 internal auditor positions were reserved; currently 728 are appointed.

External Audit

External audit is regulated by the Law on the Turkish Court of Accounts. Article 68 of the PFMC Law and amendments to the Law on the Turkish Court of Accounts specify that the court may audit all general government organizations (central government agencies, local governments and SSIs), public enterprises and their subsidiaries, other public administrations and companies in which the Republic has more than a 50% interest. The Turkish Court of Accounts prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president and the members of the court are elected by the parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors cannot be appointed to another position without their consent. Members may be asked to retire or may resign only due to criminal conviction or for medical reasons. At present, the Turkish Court of Accounts predominantly carries out compliance audits, the results of which are held through a judicial procedure. The Turkish Court of Accounts also submits a report to the Parliament on the general conformity on the fiscal transactions of the central government through a financial audit. Both types of reports are published and publicly available. In order to enhance the capacity of the Turkish Court of Accounts with respect to external audit, it has established a twinning project with the British National Audit Office and conducted a number of training exercises for staff. Moreover, a new law on the court adopted by the Parliament in December 2010 aligns the court’s responsibilities with the PFMC Law.

CENTRAL GOVERNMENT BUDGET

The economic program within the framework of the IMF Stand-By Arrangement was focused on debt reduction through high primary surplus targets during the program period which ended in May 2008. Following the program period, fiscal discipline has continued to serve as an anchor for economic policy and fiscal policy has remained prudent. However, fiscal balances deteriorated in 2009 as a result of the decrease in tax revenues and the cost of the fiscal stimulus package which was promptly adopted to mitigate the effects of the global financial crisis on the economy. Starting from the last quarter of 2009, high increase in tax revenues through high GDP growth performance and prudent fiscal policy improved the central government budget deficit which was below its pre-crisis level in 2011. The central government budget deficit was realized at 1.3% of GDP in 2011 compared to 1.6% of GDP in 2007.

Central government revenues reached TL190,360 million at the end of 2007 (22.6% of GDP). Central government budget expenditures totaled TL204,068 million (24.2% of GDP), of which TL155,315 million were primary expenditures (18.4% of GDP). As a result, a primary surplus of TL35,045 million was reached, representing 4.2% of GDP as well as a budget deficit of TL13,708 million, representing 1.6% of GDP (Table No. 36).

The 2008 budget was prepared with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.

Central government revenues reached TL209,598 million (22.1% of GDP) in 2008. Primary expenditures and total expenditures were TL176,369 million (18.6% of GDP) and TL227,031 million (23.9% of GDP), respectively. As a result, a primary surplus of TL33,229 million was reached which corresponds to 3.5% of GDP. The budget deficit in 2008 was TL17,432 million representing 1.8% of GDP (Table No. 36).

In 2009, due to the global economic slowdown the fiscal outlook of Turkey declined because of the decrease in tax revenues and the impact of measures taken to stimulate the economy. As a result, central government revenues and expenditures were realized at TL215,458 million (22.6% of GDP) and TL268,219 million (28.2% of GDP), respectively. The budget deficit was TL52,761 million, representing 5.5% of GDP and primary surplus was TL440 million, representing 0.05% of GDP (Table No. 36).

The Medium Term Program 2010-2012 (the “MTP 2010-2012”) announced in October 2009 introduced the exit strategy to gradually restore fiscal balances. In the context of the MTP 2010-2012, it was envisaged to rescind the temporary measures which were adopted during the global financial crisis and to implement additional fiscal policies. Beyond restoring fees levied on consumer loans to pre-crisis level, increasing the fee and stamp taxes rate above the inflation rate and actualizing real estate revaluation rates, new measures such as the introduction of an annual operation fee on bank branches were adopted. As a result of these fiscal measures, along with the rapid economic recovery in 2010, central government budget revenues and expenditures reached TL254,277 million (23.1% of GDP) and TL294,359 million (26.8% of GDP), respectively. Rising tax revenues and commitment to fiscal discipline on the expenditure side improved the central government budget balance. As of December 31, 2010, the budget deficit was TL40,081 million, representing 3.6% of GDP, and the primary surplus was TL8,217million, representing 0.7% of GDP (Table No. 36).

In 2011, the public financial balance improved significantly with respect to the 2008 – 2010 period during which global financial crises affected the economy. In 2011, real GDP growth reached 8.5% while the growth target according to the Medium Term Program 2011-2013 was 4.5%. As a result of this rapid economic recovery and the restructuring of certain public receivables including taxes, interest and penalties, and social security premiums, the central government tax revenues increased to 19.6% of GDP (TL253,765 million) in 2011 compared to 19.2% of GDP (TL210,560 million) in 2010 and 18.1% of GDP (TL172,440) in 2009. During this period, increase in budget expenditures was limited and the expenditures decreased to 24.2% of GDP (TL271,090 million) in 2011 from 26.8% of GDP in 2010. Improvement in the central government balance was achieved by containing expenditures which exhibited a limited increase at a rate of 6.4% while central government revenues increased by 16.4% in nominal terms with respect to 2010. The central government budget deficit was realized as TL17.439 million in 2011 and thus the central government deficit to GDP ratio decreased to 1.3% from 3.6% in 2010 (Table No. 36).

On October 13, 2011, the Government announced a medium term program that covers the period between 2012 and 2014 (the “Medium Term Program”). Under this framework, targets for medium term macroeconomic indicators (such as GDP growth rates, unemployment rates, current account deficit to GDP, central government budget deficit to GDP, etc.) were announced. With this program, the Government announced that GDP is expected to grow by 4.0% in 2012, 5.0% in 2013 and 5.0% in 2014. The primary surplus to GDP ratio is expected to gradually increase to 1.5% by 2014. In addition, the central government budget deficit to GDP ratio is expected to be 1.5% in 2012, 1.4% in 2013 and 1.0% in 2014. The current account deficit to GDP ratio is expected to be 8.0% in 2012, 7.5% in 2013 and 7.0% in 2014. The Government also indicated that the unemployment rate is expected to decline to 9.9% in 2014. In 2011, the GDP grew by 8.5% and the budget deficit recorded a TL17.4 billion deficit. According to such Medium Term Program, year-end CPI is expected to be 5.2%, 5.0% and 5.0% for 2012, 2013 and 2014, respectively. According to the medium term program covering the 2011-2013 period announced on October 11, 2010, the year-end CPI was expected to be 5.3% for 2011, and was actually 10.45% in 2011.

Table No. 36

	2007	2008	2009	2010	2011*
	(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET REVENUES	190.360	209.598	215.458	254.277	295.862
I. GENERAL BUDGET REVENUES	184.803	203.027	208.610	246.051	286.377
Tax Revenues	152.835	168.109	172.440	210.560	253.765
Direct Taxes	51.844	59.023	61.133	66.566	82.056
Indirect Taxes	100.991	109.086	111.308	143.995	171.709
Other	31.968	34.918	36.170	35.491	32.611
Non-Tax Revenues	24.043	24.955	33.318	31.150	28.882
Capital Revenues	6.080	9.114	2.044	3.376	2.454

Grants and Aids	1.845	850	807	966	1.276
II. REVENUES OF SPECIAL BUDGET AGENCIES	3.972	4.825	5.037	6.333	7.390
III. REVENUES OF REG. & SUPERVISORY INSTITUTIONS	1.585	1.747	1.811	1.893	2.095
CENTRAL GOVERNMENT BUDGET EXPENDITURES	204.068	227.031	268.219	294.359	313.302
PRIMARY EXPENDITURES	155.315	176.369	215.018	246.060	271.090
Personnel Expenditure	43.569	48.856	55.947	62.315	72.904
Social Security Contributions	5.805	6.408	7.208	11.063	12.847
Purchase of Goods and Services	22.258	24.412	29.799	29.185	32.448
Interest Payments	48.753	50.661	53.201	48.299	42.212
Domestic Interest Payments	41.540	44.516	46.762	42.148	35.064
Foreign Interest Payments	6.403	5.738	6.318	5.982	6.668
Discount and Short Term Transactions	811	406	121	168	479
Current Transfers	63.292	70.360	91.976	101.857	110.075
Duty Losses	1.401	2.041	4.138	3.297	4.739
Treasury Aids	36.273	38.769	56.951	60.323	59.981
Transfers to Non Profitable Institutions	682	444	844	1.084	1.390
Transfers to Households	996	1.101	1.276	1.599	2.126
Agricultural Subsidies	5.555	5.809	4.495	5.817	6.333
Other Transfers to Households	618	883	1.031	850	1.448
Social Transfers	67	442	1.027	1.610	2.255
Transfers to Abroad	507	616	722	969	1.139
Shares from Revenues	17.192	20.256	21.492	26.308	30.664
Capital Expenditure	13.003	18.516	20.072	26.010	30.697
Capital Transfers	3.542	3.174	4.319	6.773	6.737
Lending	3.846	4.644	5.698	8.857	5.381
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	35.045	33.229	440	8.217	24.773
CENTRAL GOVERNMENT BUDGET BALANCE	-13.708	-17.432	-52.761	-40.081	-17.439
DEFERRED PAYMENTS	-82	1.062	-2.324	1.507	226
OTHER DEFERRED PAYMENTS	1.274	-1.139	-1.374	-141	4.966
ADVANCES	-843	-1.551	-520	-1.221	-2.599
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-13.358	-19.061	-56.979	-39.936	-14.847
CENTRAL GOVERNMENT BUDGET FINANCING	13.358	19.061	56.979	39.936	14.847
BORROWING (NET)	6.438	17.381	60.894	31.085	17.274
FOREIGN BORROWING (NET)	-2.478	3.522	6.123	7.756	2.275
Receipts	13.060	14.597	14.395	18.436	13.760
Payments	-15.538	-11.075	-8.272	-10.680	-11.485
DOMESTIC BORROWING (NET)	8.915	13.859	54.770	23.329	14.999
-TL Denominated T-Bills	-3.460	7.844	58	-4.511	-9.525
Receipts	15.903	18.606	19.332	17.543	725
Payments	-19.363	-10.762	-19.275	-22.054	-10.250
-TL Denominated G-Bonds	15.828	14.824	60.943	39.021	27.212
Receipts	92.180	83.270	130.485	142.287	111.348
Payments	-76.352	-68.446	-69.542	-103.266	-84.136
-FX Denominated G-Bonds	-3.453	-8.809	-6.230	-11.181	-2.688
Receipts	8.139	2.107	80	2.807	0
Payments	-11.592	-10.917	-6.310	-13.988	-2.688
NET LENDING (-)	-553	1.185	2.389	-1.197	110
Lending	368	1.749	3.080	619	961
Repayment (-)	921	564	690	1.816	851
PRIVATIZATION REVENUE	2.007	64	0	0	0
SDIF REVENUE SURPLUS	0	0	634	658	1.300
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	4.360	2.801	-2.159	5.578	-3.617

Source: UT and MoF

*	Provisional

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

PERSONAL INCOME TAX

The personal income tax is levied on a scheduler basis and includes the following features:

•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 35%. The withholding tax is final.

•

Wage income from more than one employer is subject to declaration if the sum of the wage incomes (excluding wage income attributable to the first employer) is higher than the TL 19,000 threshold for the year 2007, the TL 19,800 threshold for the year 2008, the TL 22,000 threshold for the years 2009 and 2010 and the TL 23,000 threshold for the year 2011, respectively.

•

Capital income is taxed at marginal rates rising from 15% to 35% as of 2009, 2010 and 2011 .There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax.

The taxation of the gains derived from the sale and the retention of marketable securities and other capital market instruments, and the taxation of deposit interests, repo gains and the income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281 (a law regarding the amendments to current laws and adaptation of tax laws to New Turkish Lira). These regulations will be applied during the period between January 1, 2006 and December 31, 2015. In particular:

•

Interest income derived from government bonds issued after January 1, 2006 is subject to declaration if the total indexed amount of the gain derived from these government bonds is above the threshold level of TL19,800 for 2008, the threshold level of TL 22,000 for 2009 and 2010 and the threshold level of TL 23,000 for 2011.

•

A withholding tax of 0% for non-residents and 10% for residents is applied on the gains from the retention and sale of all bonds (government, private sector, etc.) and Treasury bills issued after January 1, 2006.

•

Income from the sale of shares is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Istanbul Stock Exchange, held for more than one year.

•

On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code.

Dividends (including dividends derived from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax and if the remaining 50% is above the threshold of TL22,000 for 2009 and 2010 or the threshold of TL23,000 TL for 2011, it will be included in taxable income and all withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts. Dividends derived from investment funds and trusts are subject to withholding tax (10% for residents and non-resident natural persons and domestic corporations, 0%, for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code). The withholding tax rate which applied to stock weighted funds decreased to 0% with a Cabinet Decree dated December 1, 2009 (numbered 2009/14580). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange.

Income from bank deposits acquired after January 1, 2006 is subject to final withholding tax at a fixed rate of 15%.

CORPORATE INCOME TAX

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. Law No. 5520 also provided that:

•

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Finance. The Ministry of Finance has announced the useful lives and depreciation rates of depreciable assets through communiques numbered 333, 339, 365, 389 and 399. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

•	Losses can be carried forward for 5 years.

•

Investment tax allowance application was eliminated at the beginning 2006, but according to temporary Article 69 of Income Tax Law (Law No. 193), corporate taxpayers could deduct the amounts of investment allowance that they could not deduct from their earnings in 2005 and the amounts of investment allowance of uncompleted investments only from the earnings in 2006, 2007 and 2008. However, this provision related to the earnings of 2006, 2007 and 2008 was annulled by the Constitutional Court on January 8, 2010. Accordingly, an amendment was adopted by Parliament, which provides that corporate taxpayers may benefit from the investment allowance exemption in following periods without regard to time restrictions in cases where the investment allowance could not be deducted because of insufficient income. However, the deductable amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled such restriction on the deductable investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including the earnings in 2011).

INVESTMENT INCENTIVE SYSTEM

The Council of Ministers is authorized to apply reduced corporate income rates, not exceeding a 75% reduction, for taxpayers operating in the fields of textile, confection and ready-made clothing, leather and leather products, who transfer their manufacturing facilities to the provinces determined by the Council of Ministers until December 31, 2010 and recruit at least 50 employees, over their earnings which are derived from the mentioned provinces for five years following the transfer date.

Tax incentives for activities in the free trade zones (“FTZ”) were rationalized. The corporate income tax and the personal income tax exemptions were abolished for new companies, but the tax exemption of existing FTZ companies were extended for the length of their licenses and the exemptions for wages paid to employees recruited in FTZs were extended until 2008. Income from sales of products manufactured in free zones by the taxpayers operating in these zones is exempted from personal income and corporate income tax as of January 1, 2009 until the year of full membership in EU. The payments made to employees by taxpayers who export at least 85% of FOB price of products manufactures in FTZs are exempted from personal income tax.

Job creation incentives in low-income regions are in place in 49 provinces with a per capita GDP below $1,500 (mainly in eastern Turkey), including, for example:

•

An exemption on personal income tax for any non-public sector or public sector employee whose employment represents an incremental increase over employment levels. This is limited to taxes payable on the minimum wage and amounts to a 15% subsidy. The limit converts this into a unit subsidy equal to 15% of minimum wage;

•

For incremental employees, an exemption for the employer portion of social security capped at the current minimum contribution base (currently above minimum wage). Again, this effectively acts as a unit subsidy of the minimum monthly social security contribution;

•	100% of these two exemptions can be used in the organized industrial zones. Only 80% of the exemption can be used outside the organized industrial zones;

•	Free land; and

•	Electricity subsidy.

In order to benefit from the exemption of personal income tax for employee increase, an employer must have at least 10 employees.

Income tax withholding incentives and energy support ended as of December 31, 2009. Incentives for Social Security Contributions by employers will continue until December 31, 2012. However, the above mentioned incentives shall be in force for five years for new investments completed by December 31, 2007; for four years for new investments completed until December 31, 2008 and for three years for new investments completed by December 31, 2009.

The incentive system became effective with a Cabinet Decree dated July 14, 2009 (numbered 2009/15199), as amended by the Cabinet Decree dated June 15, 2012 (numbered 2012/3305). The falls within the scope of the new incentive system;

1 - General Incentive Applications

2 - Regional Incentive Applications (divided into 6 regions.)

3 - Large-Scale Investment Incentives

4 - Strategic Investment Incentives

Tax incentives to be provided under this application are shown in the table below.

Incentive	General Incentive Applications	Regional Incentive Applications	Large-Scale Investment Incentives	Strategic Investment Incentives
VAT Exemption	✓	✓	✓	✓
Customs Duty Exemption	✓	✓	✓	✓
Corporate Tax and Income Tax Reduction		✓	✓	✓
* Support for Income Tax Withholding	✓	✓	✓	✓
VAT refund **				✓

*	Provided that investment is made in region 6
**	Provided that strategic investments are above a fixed investment amount of TL 500 million.

The minimum amount of fixed investments, according to the applications are defined as follows.

•

The minimum amount of fixed investment for the General Incentive System and Regional Incentive Applications are TL1 Million for the first and second region and TL500,000 for the third through sixth region.

•	The minimum amount of fixed investments for large scale incentive applications and strategic incentive applications has been determined is at least it must be TL50 Million .

Tax incentives :

VAT Exemption: It is applied by non-payment of VAT upon receipt of an incentive certificate for investment goods, machinery and equipment that will be produced within Turkey and from abroad.

Customs Duty Exemption: It is applied by non-payment of customs duty upon receipt of an incentive certificate for investment goods, machinery and equipment that will be produced within Turkey and from abroad.

Reduced Tax Rate: Reduced application of personal income and corporate income tax rates until the investment contribution amount reached.

Income Tax Withholding Support: A phased out income tax withholding which upon receipt of an investment incentive certificate for additional employment in the sixth region.

VAT Refund : The refund of VAT charged for building and construction spending in the context of the Strategic Investments over the fixed investment amount of TL500 Million.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 19.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. The employer’s contribution varies with the riskiness of the job, rising to 24%. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

VALUE ADDED TAX

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities; and

•	the importation of all goods and services.

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”

It is possible to define exemptions under the VAT Law as full and partial exemptions. Full exemptions permit deductions and refund of taxes imposed; while partial exemption do not allow deduction and refund of taxes incurred and based on the scope of work provides for the inccurence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for prospecting activities;

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	goods and services related to national security;

•	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	diplomatic exemptions;

•	the supply of gas oil for trucks and tractor trailers which transport export goods;

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons;

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT: (Partial Exemptions):

•	Exemptions for cultural and educational purposes.

•	Exemptions for social purposes

•	Exemptions for military purposes.

•	Other exemptions listed under VAT Law Article 17

The VAT rates are currently as follows:

Standard Rate: The statutory rate of VAT is 10% for each transaction subject to VAT, however, the standard rate of 18% is applied pursuant to the Cabinet Decree.

Reduced rate: A reduced reate is applied to goods and services listed on Lists (I) and (II) annexed to Cabinet Decree No 2007/13033:

•	1% rate is applied to the goods and services which fall within the scope of List (I).

•	8% rate is applied to the goods and services which fall within the scope of List (II).

•	The goods and services that do not fall within the scope of List (I) or List (II) are subject to standard rate.

•

the reduced rate is 8% for food products (including chocolates and carbonated drinks but excluding alcoholic beverages), cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, certain medical equipment and medical products, medicines, textile and confection products and custom manufacturing of them, stationary materials for students, tourism services, services given by restaurants, bakeries and etc., services given to senior citizens, the handicapped and orphans, agricultural machinery and heavy construction equipment, blood and blood components used to treat humans and animals; and

•

the reduced rate is 1% for particular agricultural products, newspapers and magazines and the rental of ships, aircrafts, and rail transportation vehicles, leasing machinery and devices for production pursuant to an investment incentive certificate.

DEVELOPMENTS IN TAX POLICY

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of goods. This tax consolidated a range of selective taxes on oil products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax tariff is composed of four lists:

List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

List II includes registered and non-registered motor vehicles;

List III covers alcoholic beverages and tobacco products and cola; and

List IV has a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

Excise duty is applied according to the list as ad valorem or specific: Specific excise tax is applied for petroleum products in List I as per liters, kilogram or per cubic meter. Ad valorem excise tax is applied for motor vehicles in List II. Ad valorem excise tax is applied for alcoholic beverages (except beer) in List III. Also ad valorem excise tax is applied for tobacco products in List III but it must be higher than minimum specific tax. Ad valorem tax is applied to goods in List IV.

The Excise Tax is an important tax which comprised approximately 25% of total tax revenues (excluding social security contributions) in 2008 and 2009, 24% in 2010 and 22.5% in 2011.

On October 13, 2011, the Ministry of Finance announced an increase in the special consumption taxes (“SCT”) on alcoholic beverages, tobacco products, mobile phones and non-electric passenger cars with engines larger than 1.6 liters. The changes in such SCT rates were published in the Official Gazette on October 13, 2011 (No. 28083).

Investment Tax Allowance System

The investment tax allowance system was simplified with an automatic uniform rate of 40% without an investment certificate, abolished the allowance for predicted investment, and eliminated the 19.8% withholding tax on the investment tax allowance. For recourses before the introduction of the law, previous provisions apply. However, article 19 of the Personal Income Tax Law regarding investment allowance exception was abolished by Law No. 5479 and the transition period covering 2006, 2007 and 2008 was covered by provisional article 69 of Law No. 5479. Also, the 3 year limitation rule for investment tax allowance was cancelled by the Constitutional Court in 2010. Thus, provided that certain conditions are met, taxpayers can deduct, regardless of any time limitation, the amount of investment discount exemption which could not be accomplished in 2005. The deductible amount may not exceed 25% of the related annual gain amount. In addition to this, the taxation of revenues gained from investments in certain sectors and in certain regions with the reduced rates is regulated by Article 32/A which was added to the Corporate Income Tax Law through Article 9 of the Law No. 5838 on February 28, 2009. A Government Decree (No.2009/15199) regarding State Incentives on Investments was also published in the Official Gazette on July 7, 2009.

Minimum Living Allowance

A tax allowance for wage-earners which was enacted by Repeated Article 121 was abolished by Article 31 of the Law No. 5615. Instead, a minimum living allowance which was enacted by Rearranged Article 32 of the Personal Income Tax Law will be amended and applied to income that is received as of January 1, 2008 by Article 2 of the Law No. 5615. According to the amendment, the annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied with 50% for the taxpayer himself, 10% for his spouse who neither works nor has an income, 7.5% for the each of the first two children and 5% for other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees older than 16 who work in the industry sector.

Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT Developments

On May 30, 2007 Government decree (No.2007/12143) reduced VAT collected from hotel, hostels, holiday villages and similar accommodation services and asylums, nursing homes and orphanages to 8% from 18% was published in the Official Gazette (No.26537). On July 19, 2008, a Government decree (No. 2008/13902) regarding the reduction of VAT was published in the Official Gazette (No. 26941). With this decree, rentals of ships, aircrafts and railway vehicles (the supply of these vehicles are exempt from VAT according to the 13th article of VAT law (Law No. 3065) to taxpayers who are partially or fully engaged in renting and operating these vehicles was reduced to 1%.

Article 85 of Law No. 6111 on Restructuring of Certain Receivables and Amendment of Social Security and General Health Insurance Law and Other Certain Laws and Decrees amends Article 17 of the VAT Law, so that delivery of leasing certificates by asset leasing companies will be within the scope of VAT exemption.

Also, transfer of movable, immovable and intangible assets by sourcing companies to leasing companies and in the final return of these assets by leasing companies to sourcing companies will fall within the scope of VAT exemptions.

With a new provisional article added to the VAT Law by Law No. 6322, effective until December 21, 2023, any excess of VAT that cannot be deducted during the year and is incurred due to construction expenses relating to strategic investments in which a minimum fixed investment of TL 500 Million is made upon receipt of investment incentive certificates will be refunded within the succeeding year to the applicable taxpayer.

Income Tax Developments

Personal Income Tax

On June 26, 2006, a new law (Law No. 5527) was approved by the Assembly and published in the Official Gazette on July 7, 2006 (No. 26221) and such law reduced the withholding tax on earnings derived from financial instruments by non-residents to zero and provided that non-residents are not responsible for any declaration. The withholding tax for domestic investors was reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. The withholding rate for income derived from sale of shares by domestic investors was reduced to 0% (as of November 14, 2008) by the Council of Minister’s Decree No. 2008/14272 dated November 13, 2008.

However, on August 2, 2006, it was announced that CHP had applied to the Constitutional Court for the cancellation of the withholding tax implementation introduced by Law No. 5527. On October 15, 2009, the Constitutional Court cancelled the withholding tax implementation and the decision was published in the Official Gazette on January 8, 2010. On July 27, 2010, the Assembly approved Law No. 6009 which reduced the withholding tax rate to zero percent for corporations.

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111 the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates by owners of certificates will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 21, 2003, for the incentive certificates to be issued by the Ministry of Economy and income tax calculated for the portion of actively recreuited employees' wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, until December 31, 2017, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

For natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry ve Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization, the above mentioned deduction rate is set as 100%.

Corporate Income Tax

On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).

Article 5 of the Corporate Income Tax Law has been amended by Article 90 of Law No. 6111, so that the exemption rate of 75% which is applicable for the income derived from the sale of immovable property which is kept in the enterprise at least for two full years will be 100% for the income derived from the turnover of assets by sourcing companies to leasing companies and from the turnover of these assets by leasing companies back to the sourcing companies. The condition that the immovable property must be kept in the enterprise at least for two full years is not applicable.

With the amendment of Article 15 of the Corporate Tax Law, income derived from leasing certificates issued by asset leasing companies and their compulsory payment by the intermediary company will be considered within the scope of withholding

Amendment of Article 32/A of the Corporate Income Tax Law by Law No. 6322, the Council of Ministers is authorized, as a deduction from the investment contribution amount (which will be calculated from the start of the investment) to apply the reduced corporate income tax rate to an investor’s revenue from other activities within the investment period, provided that such deduction will not exceed 50% of the total investment contribution amount and the amount of investment expense;

Declaration is not required for gains from foreign funds, if portfolio management companies that have a portfolio management license issued by the Capital Markets Boards are not such funds’ permanent representative, permanent establishment or legal head office, if certain conditions are met.

New Incentive System in Corporate Income Tax Law

According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No: 5838, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate issued by the Ministry of Economy shall be subject to reduced corporate income tax rates until such earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996, dated August 5, 1994, and the investments made upon copyrights.

Other Taxes

With an amendment to the Stamp Duty Law, the turnover of assets (movable, immovable and intangible) to leasing companies or sourcing companies, the establishment of mortgages in connection with these turnovers, leasing certificates and documents prepared in connection with the leasing of these assets by leasing companies will be exempt from stamp tax.

Article 84 of the Law No. 6111 amended Article 123 of the Fee Law so that the turnover of assets to a leasing companies or sourcing company, and the establishment of mortgages in connection with these turnovers are exempt from fees.

A new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Turkey under the supervision of the CMB to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

TAX REVENUES

The following table sets forth tax revenues for the years indicated:

Table No. 37

(in millions of YTL/TL)	2007	2008	2009	2010	2011
Total Tax Revenues	152,835	168,109	172,440	210,560	253,765
Personal Income Tax	34,447	38,030	38,446	40,392	48,807
Corporate Income Tax	13,751	16,905	18,023	20,925	26,993
Motor Vehicle Tax	3,521	3,944	4,496	5,033	6,004
Domestic Value Added Tax (VAT)	16,793	16,805	20,853	26,325	29,956
Excise Tax	39,111	41,832	43,620	57,285	64,189
Petroleum Consumption Tax (Within Excise Tax)	22,052	23,941	25,525	31,697	33,573
Banking and Insurance Transaction Tax	3,149	3,695	4,003	3,571	4,288
Stamp Duty	3,642	3,945	4,169	5,083	6,464
Fees	4,744	5,050	4,755	7,034	8,303
Special Communication Tax	4,211	4,551	4,265	4,121	4,419
VAT on Imports	26,493	29,972	26,134	36,208	48,685
Other Tax Revenues	2,973	3,380	3,676	4,583	5,657

Sources: Ministry of Finance, UT

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table No. 38

	2007	2008	2009	2010	2011
Total Tax Revenues	18.13	17.69	18.10	19.16	19.60
Personal Income Tax	4.09	4.00	4.04	3.68	3.77
Corporate Income Tax	1.63	1.78	1.89	1.90	2.08
Motor Vehicle Tax	0.42	0.42	0.47	0.46	0.46
Domestic Value Added Tax (VAT)	1.99	1.77	2.19	2.40	2.31
Excise Tax	4.64	4.40	4.58	5.21	4.96
Petroleum Consumption Tax (Within Excise Tax)	2.62	2.52	2.68	2.88	2.59
Banking and Insurance Transaction Tax	0.37	0.39	0.42	0.32	0.33
Stamp Duty	0.43	0.42	0.44	0.46	0.50
Fees	0.56	0.53	0.50	0.64	0.64
Special Communication Tax	0.50	0.48	0.45	0.38	0.34
VAT on Imports	3.14	3.15	2.74	3.28	3.76
Other Tax Revenues	0.35	0.36	0.39	0.41	0.45

Sources: Ministry of Finance, UT

STATE OWNED ENTERPRISES

SOEs (companies whose shares are majority owned by the government) continue to play an important role in the Turkish economy. As of December 31, 2011 there were 28 SOEs: 22 SOEs in the Treasury’s portfolio (including three subsidiaries of Turkish State Railways (“TCDD”)) and 6 SOEs in the Privatization Administration portfolio. There are also five majority state owned banks; T.C. Ziraat Bank, T. Halk Bank, Kalkinma Bank, Eximbank and Vakifbank. A publicly owned satellite company, TÜRKSAT A.Ş. together with those banks have their own special laws.

Major SOEs established in the non-financial sector include: MKE (Mechanical and Chemical Industry Corporation); PTT (Turkish Post and Telegraph Organization); TMO (Turkish Grain Board); EUAS ( Electricity Generation Corporation); TEDAŞ (Turkish Electricity Distribution Corporation); TETAŞ (Turkish Electricity Trading and Contracting Company); TEİAŞ (Turkish Electricity Transmission Company); BOTAŞ (Petroleum Pipeline Corporation); TCDD (Turkish Railways); TKİ (Turkish Coal Enterprise); TTK (Turkish Hard Coal Company); Eti Maden (ETI Mine Works), TPAO (Turkish Petroleum Corporation) ÇAYKUR (Tea Company) and TSFAS (Turkish Sugar Factories Inc.).

Supervision, regulation and audit of SOEs is carried out by several government agencies; including the Undersecretariat of Treasury, the Ministry of Development, the Prime Ministry, the Turkish Court of Accounts and Line Ministries.

The state-owned banks, Ziraat Bank and Halk Bank are considered public joint stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest commercial banks of all the banks, holding 25.7 % of total savings deposits as of December 31, 2011.

In accordance with the provisions of the Council of Ministers’ Decision No. 2010/964, which modified Banking Law No. 4603, the privatization deadline of the state-owned banks, which was previously November 2010, was postponed to November 25, 2015. Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Bank’s shares and the shares started trading on the ISE on May 10, 2007.

In addition to receiving funding directly from the Government budget, SOEs are also allowed to borrow from domestic commercial banks and foreign banks. The borrowing requirements of non-financial SOEs decreased from approximately TL7,041 million in 2010 to TL2,808 million in 2011.

The following table summarizes information related to the financing requirements of the non-financial SOEs in the Treasury’s portfolio and the SOEs in the Privatization Administration’s portfolio for the years indicated:

Table No. 39

Financing Requirements of Non-Financial SOEs

Thousands of TL	2007	2008	2009	2010	2011*
Total financing requirement:	(5,089,415)	(6,633,180)	(7,869,749)	(4,997,834)	(8,439,263)
Increase (reduction) from internally generated funds	3,215,641	1,765,783	5,633,471	5,881,526	3,316,475

Net financing requirement from outside sources	(1,873,774)	(4,867,397)	(2,236,278)	883,692	(5,122,788)
Transfers from consolidated budget	2,477,245	5,103,608	5,704,974	6,137,769	7,930,969
Borrowing requirement	603,471	236,211	3,468,696	7,041,460	2,808,181
Deferred payments	10,837,442	18,619,579	1,264,860	1,070,394	20,885,748
Advance payments	(11,153,800)	(19,017,708)	(1,265,435)	(461,659)	(23,917,711)
Cash financing requirement	287,113	(161,918)	3,468,122	7,650,195	(223,782)
Change in cash	(1,192,372)	(1,444,421)	(113,152)	(1,565,475)	(588,162)
Securities and deposits	27,010	(375,702)	(939,007)	276,602	746,396
Domestic bank borrowing, net	746,412	1,494,643	(1,740,619)	(4,809,374)	882,369
Foreign borrowing, net	131,837	487,398	(1,204,569)	(1,551,948)	(816,321)
Government bonds	0	0	0	0	0

*	Provisional

Source: UT.

In 2011, non-financial SOEs reported an operating loss of TL 49,863 thousand.

Non-financial SOE investments accounted for 10.81% of total public sector fixed investments in 2007, 10.65% in 2008, 11.3% in 2009, 12.28% in 2010 and 12.02% in 20117. Budgetary transfers to SOEs accounted for approximately 1.21%, 2.25%, 2.13%, 2.09% and 2.53% of central management budget expenditures in 2007, 2008, 2009, 2010 and 2011 respectively.

The following table summarizes the profits and losses of non-financial SOEs both in the Treasury’s portfolio and the Privatization Administration’s portfolio for the years indicated:

Table No. 40

Profits and Losses of Non-Financial SOEs

Thousands of TL	2007	2008	2009	2010	2011
Total Revenues	75,568,386	94,444,689	92,725,191	97,340,598	112,661,316
Total Expenditures	(75,240,595)	(97,571,193)	(88,757,805)	93,745,958	(112,711,180)
Operating surplus (loss)	327,791	(3,126,503)	3,967,386	3,594,640	(49,863)

*	Excluding accrued duty loss receivables from Treasury.

Source: UT.

[7]	Provisional (Source: Ministry of Development)

ENERGY SECTOR

Electricity Sector

TEIAS, EUAS and TETAS: Significant steps have been made recently towards a fundamental restructuring of SOEs in the electricity sector pursuant to the Electricity Market Law (Law No. 4628), which came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, achieve stability of supply, and ensure environmentally friendly electricity at a low cost and of good quality. The Government maintains a purely regulatory role that is managed by the Energy Market Regulatory Authority (“EMRA”), while retaining ownership of electricity transmission (a natural monopoly). Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. Currently, the Turkish Electricity Transmission Company (“TEIAŞ”) is responsible for the transmission of electricity, the Electricity Generation Company (“EÜAŞ”) is responsible for the generation of electricity, and the Turkish Electricity Trading and Contracting Company (“TETAŞ”) is responsible for the trading of electricity.

EÜAŞ operates most of the electricity generating power plants. These are mainly lignite based, hydro based and natural gas based power plants. The installed capacity of EÜAŞ, along with its affiliates is 24.150 MW which comprises about 45.6% of the total installed capacity in Turkey. EÜAŞ carried out 40.3 % of the energy generation in Turkey in the year 2011.

TEİAŞ operates high voltage transmission systems in Turkey and has a monopoly in this sector.

TETAŞ is primarily responsible for:

•	purchasing energy generated by EÜAŞ hydro power plants and most of the private sector plants (BOO, BOT and TOORs);

•	selling the purchased energy to electricity distribution companies; and

•	exporting and importing energy.

After the enactment of the Electricity Market Law, supplementary legislation has been enacted by EMRA which is listed below in part:

•	Regulation Regarding the Investments in Electricity Distribution System, January 2007,

•	Regulation Regarding Secondary Services in Electricity Market, December 2008, and

•	Regulation Regarding Lighting, July 2009.

In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004 and was revised in 2009 in the light of the recent developments in the electricity market. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program. The 2009 amendment includes various mechanisms regarding supply security and involves the energy mix targets for 2020.

In 2008 one of the publicly owned electricity distribution company (Menderes Electricity Distribution Company ) was privatized and in 2009 , 2010 and 2011 ten more electricity distribution companies (Başkent, Sakarya, Meram, Osmangazi, Çamlibel, Uludağ, Çoruh, Yeşilirmak, Firat and Trakya) were privatized. In 2010, 51 state owned small-sized hydroelectric power plants were privatized and the privatization process of state owned natural gas power plants commenced.

Based on a High Planning Council Decision (14/02/2008 Nr. 2008/T-5), a Cost Based Price Adjustment Mechanism (CPM) was adopted beginning on July 1, 2008. According to the CPM, tariffs of companies are revised based on changes in their electricity production and/or purchase costs. CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets in order to finance their planned investments and other expenses.

Gas Sector

BOTAŞ: The sector was dominated by the government-owned Petroleum Pipeline Corporation (“BOTAŞ”), which was one of the most prominent SOEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

According to Law No. 4646, BOTAŞ’s vertical integrated body was aimed to be separated in 2009. In this context the separation of accounts of BOTAS regarding the transmission, storage, sales and import activities has been completed.

Based on Law No. 464 which aims to reduce the market share of BOTAŞ to 20%, BOTAŞ transferred 4 bcm/year of its import contract of 1998 with Gazexport to four private companies. Shell, Bosphorus, Enerco and Avrasya Gaz have started importation and wholesale activities in addition to BOTAŞ.

In addition, some amendments were made to Law No. 4646 with the Law Amending Electricity Market Law and Some Other Laws No. 5784 published in the Official Gazette June 26, 2008. With this law BOTAŞ and other market participants were allowed to import liquefied natural gas.

Mining Sector

Eti Mine Works: Eti MineWorks with its $627 million export revenue is an important SOE in the mining sector. The company’s responsibilities include mining, processing and marketing Turkey’s boron resources. Presently, Eti Mine has 69.7% of the world boron reserve. The Company provides approximately 39.6% of the world boron production and covers 40.1% of the world boron demand.

TKİ: Turkish Coal Enterprise (“TKI”) which holds 21.5% of the Turkish lignite reserves sells its products mainly to thermal power plants. In Turkey, coal represents 17% of electricity production. Heating and various industrial sectors are the other customers of the Turkish Coal Enterprise. TKİ also distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.

TTK: Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second important consumer of its hard coal product. TTK has received capital transfers from the Treasury for several years. Moreover, the company also receives duty-loss payments for coal distribution to low-income families.

Petroleum Sector

TPAO: Turkish Petroleum Corporation (“TPAO”) was formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector. Currently, TPAO is responsible for approximately 75% of the Turkey’s crude oil and 40 % of Turkey’s natural gas production.

Agriculture Sector

TMO: Turkish Grain Board (“TMO”), which is associated with the Ministry of Food, Agriculture and Livestock, is an intervention agency which regulates the market. TMO has 4.5 million tons of storage capacity and has purchased offices throughout Turkey. TMO purchased 1million tons of cereal in 2011 . Also, TMO purchased hazelnuts in 2006, 2007 and 2008 until the Government announced that there would no longer be government intervention in the hazelnut market beginning from 2009.

TEKEL: The General Directorate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises (“TEKEL”) is under the privatization program associated with the Ministry of Finance. TEKEL has been assigned to carry out operations mainly in the areas of tobacco, tobacco products and salt. TEKEL purchases tobacco by entering into production contracts with farmers. The duties assigned to TEKEL are carried out by the following three establishments: the Leaf Tobacco Processing and Trading Establishment, the Salt Industry Establishment, and the Marketing and Distributions Establishment. In 2007, the Cigarette Industries Enterprises and Trading Inc. was privatized. After the privatization, TEKEL’s logo was changed by the Privatization Administration’s decision and “TTA” was accepted as the new logo. TTA currently has few remaining operations, including the storage and sale of previously purchased tobacco, including purchases made for its own stock and purchases made on behalf of the government. TTA is expected to be totally liquidated by the end of 2012.

TŞFA.Ş: Turkish Sugar Factories Inc. (TŞFAŞ) was established to produce and sell a variety of sugars. The company carries out sugar production in 33 factories, 25 of those factories produce sugar and 8 of them process by-products or factory equipments. TŞFAŞ was taken into the privatization program on August 12, 2008.

ÇAYKUR: The fundamental purpose of the Tea Enterprise (ÇAYKUR) is to improve the tea agriculture and the quality of tea leaf and to produce and sell tea. ÇAYKUR operates 46 factories and has a 50% market share in tea sales.

Railways

TCDD: TCDD (Turkish Railways) provides passenger and freight transport services as the only railway transportation company in Turkey. As of the end of 2010, TCDD owned 12,000 kilometers of track, 888 km of which is a high speed train track, and approximately 608 locomotives, 962 passenger vehicles and 18,200 wagons. It employs approximately 32,802 people (including its subsidiaries).

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness; upgrading productivity; strengthening the investment climate to attract more Foreign Direct Investment (“FDI”), encouraging private initiative/entrepreneurial skills and as a result promoting employment.

In furtherance of these goals, major legislative changes have taken place in Turkey in recent years such as the enactment of:

•	Electricity Market Law,

•	Natural Gas Market Law,

•	Telecommunications Law,

•	Sugar Law,

•	Tobacco Law,

•	Banking Law,

•	Petroleum Market Law,

•	Foreign Direct Investment Law,

•	Company Law,

•	Laws concerning the elimination of FDI restrictions in some sectors,

•	Laws regarding several amendments which are aimed at accelerating privatization, and

•	Provisions authorizing real estate purchases by foreigners.

As a result, unprecedented privatization continues and a noticeable increase in foreign investor interest has resulted. Overall privatization proceeds realized by the Turkish Privatization Administration (the “PA”) have reached U.S.$43 billion (on a commitment basis) as of December 31, 2011, of which U.S.$15.6 billion in revenue has been generated from the privatization of blue chip companies including Türk Telekom, Tüpraş, Erdemir and Petkim.

Cash transfers to Turkey’s Treasury from the PA (including transfers from privatized companies) were U.S.$7.5 billion, U.S.$6.4 billion, U.S.$1.2 billion, U.S. $1.7 and U.S. $1.3 for the years 2007, 2008, 2009, 2010 and 2011 respectively. The total amount realized since 1995 is approximately U.S.$ 31.2 billion.

From the period January 1, 2007 through December 31, 2011, the privatization implementations completed by the PA have resulted in a net worth of approximately U.S.$17.3 billion. The following indicates a summary of the most significant privatization implementations completed between January 1, 2007 and December 31, 2011. Note that only privatizations worth U.S.$100 million or more are listed above.

Name of the Company	Field of Operation	Date of Privatization	Amount (U.S. million)
Gen. Dir. of State Highways	Real estate	05/30/2007	800
Mersin port of Turkish Railways	Port operation	05/11/2007	755
Mot.Veh. Inspection Station	Port operation	08/15/2007	614
Halkbank (IPO of 24,98% shares)	Banking	05/04/2007	1,839
PETKİM (Block sale)	Petrochemical	05/30/2008	2,040
TEKEL Tobacco	Tobacco Production	06/24/2008	1,720

9 Power generation companies	Power generation	09/01/2008	510
Türk Telekom (IPO of 15% of shares)	Telecommunication	05/07-09/2008	1,873
Baskent Electricity Dist. (Concesion)	Electricity Dist.	01/28/2009	1,225
Sakarya Electr.Dist. (Concession)	Electricity Dist.	02/11/2009	600
Meram Elect. Dist. (Concesion)	Electricity Dist.	10/30/2009	440
Samsun Port of Turkish Railways	Port operation	3/31/2010	125,200
Bandirma Port of Turkish Railways	Port operation	05/18/2010	175,500
Osmangazi Electr.Dist(Concesion)	Electricity Dist.	05/31/2010	485,000
Çamlibel Elect.Dist(Concession)	Electricity Dist.	08/31/2010	258,500
Uludağ Electr. Dist(Concession)	Electricity Dist.	08/31/2010	940,000
Çoruh Electr.Dist(Concession)	Electricity Dist.	09/03/2010	227,000
Yeşilirmak Elec.Dist(Concession)	Electricity Dist.	12/29/2010	441,500
Firat Elec.Dist(Concession)	Electricity Dist.	12/31/2010	230,250
Trakya Elec. Dist(Concession)	Electricity Dist.	12/30/2011	575,000
Iskenderun Sea Port of Turkish State Railways	Port Operation	12/30/2011	372,000

a)	Privatization Implementations by the PA

Graphic: Privatization Implementations by years

b)	Privatizations Realized by Other Institutions

Name of the Company	Field of Operation	Year	Amount (U.S. billion)
İstanbul S.Gökçen Int’l A’Port	Airport Operation (BOT/TOR)	2007	3.1
Antalya Int’l A’port	Airport Operation (BOT/TOR)	2007	3.2
İstanbul Ferry&Seabus Inc	Vehicle and Passenger Transport by Sea	2011	0.9
Total			11.5

c)	Ongoing Privatization Implementations

The privatization program in various sectors is indicated as follows:

ENERGY SECTOR

With the aim of providing a framework for the privatization of the energy sector, the Electricity Energy Sector Reform and Privatization Strategy Paper was prepared by the State Planning Organization, Treasury, EMRA and the PA under the coordination of the Ministry of Energy and Natural Resources. The Strategy Paper was approved by High Planning Council’s Decision dated March 17, 2004.

TEDAŞ, a state-owned electricity distribution company in Turkey was included in the privatization program by the Privatization High Council’s Decision, dated April 2, 2004. In accordance with the regional groupings set forth by the Strategy Paper, TEDAŞ currently provides electricity distribution and retail services through 19 regional companies (excluding Menderes EDAŞ which was transferred to Aydem A.Ş. by the Ministry of Energy).

Privatization of the electricity distribution sector will be conducted through the block sale of the shares of the distribution companies who hold the operating rights of all the distribution assets and the distribution and retail sale licenses in the designated regions.

In accordance with the framework set forth by the agreed privatization strategy, the details regarding the tender processes of the distribution companies are provided below:

A) Completed Transactions

Başkent Elektrik: Haci Ömer Sabanci A.Ş-Österreiche Elektriziatscwirtschafts AG-Enerjisa Üretim A.Ş JV was the highest bidder in the tender with a bid of U.S.$1.225 million. The transfer to the new operator was finalized on January 28, 2009.

Sakarya Elektrik: AKCEZ (Ak Enerji-Chez JV) was the highest bidder in the tender with a bid of U.S.$600 million. The transfer to the new owner was finalized on February 11, 2009.

Meram Elektrik: ALCEN Enerji Dagitim ve Perakende Satis Hizmetleri A.S. was the highest bidder with a bid of U.S.$440 million. The transfer to the new investor was finalized on October 30, 2009.

Osmangazi Elektrik Dağitim A.Ş : Dedeli Yatirim İnşaat Teknik Elektrik Dağitim A.Ş (Eti Gümüş Group) was the highest bidder with a bid of U.S.$485 million. The contract between the PA and the new investor was signed on May 31, 2010 and the shares were transferred on June 2, 2010.

Çoruh Elektrik Dağitim A.Ş operates in the provinces of Artvin, Giresun, Gümüşhane, Rize, and Trabzon.The highest bidder was Aksa Elektrik A.Ş with a bid of U.S.$227 million. The contract between the PA and the new investor was signed on September 30, 2010.

Yeşilirmak Elektrik Dağitim A.Ş operates in the provinces of Samsun, Amasya, Çorum, Ordu, and Sinop. The final negotiations were completed on November 6, 2009. The highest bidder was Çalik Enerji with a bid of U.S.$441.5 million. The contract between the PA and the new investor was signed on December 29, 2010.

Firat Elektrik Dağitim A.Ş operates in the provinces of Malatya, Elaziğ, Bingöl and Tunceli. The final negotiations were completed on February 2, 2010. The highest bidder was Aksa Elektrik with a bid of U.S.$230.3 million. The contract between the PA and the new investor was signed on December 31, 2010.

Çamlibel Elektrik Dağitim A.Ş operates in the provinces of Sivas, Tokat and Yozgat. The final negotiations were completed on February 2, 2010. The highest bidder was Kolin İnşaat Sanayi ve Ticaret. A.Ş with a bid of U.S.$258.5 million The contract between the PA and the new investor was signed on August 31, 2010.

Uludağ Elektrik Dağitim A.Ş operates in the provinces of Bursa, Balikesir, Çanakkale and Yalova. The final negotiations were completed on February 2, 2010. The highest bidder was Limak İnşaat Sanayi ve Ticaret A.Ş with a bid of U.S.$940 million. The contract between the PA and the new investor was signed on August 31, 2010.

Trakya Elektrik Dağitim A.Ş operates in the provinces of Edirne, Kirklareli and Tekirdağ. The final negotiations were completed on August 9, 2010. The highest bidder was Elektrik Perakende Satiş A.Ş. with U.S.$622 million. The contract between the PA and the new investor was signed on December 30,2011

Aras Elektrik: operates in the provinces of Erzurum, Ağri, Ardahan, Bayburt, Iğdir, Erzincan and Kars KİLER A.Ş was the highest bidder with a bid of U.S.$128 million. The legal procedures prior to transfer to the new operator are ongoing.

B) Technically Completed Tenders:

Vangölü Elektrik Dağitim A.Ş: operates in the provinces of Bitlis, Hakkari, Muş and Van. The final negotiations were completed on February 2, 2010. The highest bidder was Aksa Elektrik with a bid of U.S.$100.1 million.

Dicle Elektrik Dağitim A.Ş: operates in the provinces of Diyarbakir, Şanliurfa, Mardin, Batman, Siirt and Şirnak. The final negotiations were completed on August 9, 2010. The highest bidder was Karavil Dayanikli

Tüketim Mallari İnşaat Otom. Pet. Ürün Paz. Sanayi ve Ticaret Ltd. Şti.- Ceylan İnşaat ve Ticaret A.Ş. JV with a bid of U.S.$228 million. Negotiations prior to signing the sales contract are continuing.

AYEDAS Istanbul Anatolian Side Distribution Co.: operates in the entire area of the Anatolian side of Istanbul.The final negotiations were completed on December 7, 2010. Negotiations prior to signing the sales contract are continuing.

Toroslar Electricity Distribution Co.: operates in the provinces of Adana, Gaziantep, Hatay, Mersin, Kilis and Osmaniye. The highest bidder was Yildizlar SSS Holding A.Ş. who proposed $2.075 billion. The final negotiations were completed on December 7, 2010. Negotiations prior to signing the sales contract are continuing.

The transfer of the shares of the above companies to their new owners will be completed subsequent to the completion of the legal transactions.

C) Retenders:

i)Boğaziçi Electricity Distribution Co. for the European side of Istanbul.

ii)Gediz Electricity Distribution Co. for the provinces of İzmir and Manisa(Aegean Region)

iii)Akdeniz Electricity Co. for the provinces of Antalya, Burdur and Isparta(West Med.Region)

The previous tenders for these companies were cancelled due to the failure of investors to fulfill their respective obligations under the applicable tender. The retendering announcements for each of Akdeniz Electricity Co., Boğaziçi Electricity Distribution Co. and Gediz Electricity Distribution Co. have been announced as August 7, 2012 which will expire on November 6, 13 and 20, 2012 respectively.

On March 21, 2011, the Privatization Administration announced the tender for the sale of a 100% stake in Hamitabat Elektrik Üretim Santrali (an electricity generation plant). Bidding was expected to close on June 27, 2011, and was extended twice and eventually cancelled on October 6, 2011.

D) Electric Power Generation

The tender for the privatization of 9 generation plants of Ankara Doğal Elektrik Üretim ve Ticaret A.Ş with a capacity of 140 mw was finalized for U.S.$510 million and the power generation plants were transferred to Zorlu Enerji Elektrik Üretim. A.Ş, on September 1, 2008.

50 small and medium size hydro power generation plants which were separated into 18 groups were privatized through the transfer of operating rights. Final negotiations for the privatizations were completed on May 29, 2010 for U.S.$440 million. Of this total, 10 portfolio companies have been transferred to their new owners, 4 portfolio companies are in the process of transfer and the tender for the remaining 4 portfolio companies (15 hydro power generation plants) were cancelled.

The privatization tender for 10 groups (17 run-of-river hydroelectric plants) was launched on July 13, 2012, 15 of which are retenders of previously cancelled tenders.

Consultants to the PA are working on the privatization strategy of the remaining power generation plants.

E) Başkent Natural Gas A.Ş.

The tendering of 80% shares of Başkent Natural Gas A.Ş., the second largest natural gas distribution company in Turkey was cancelled as a result of insufficient bids from investors. Under a law enacted in July 2012, the remaining 20% shares held by the Municipality of Ankara would also be included in the tender and the privatization strategy will be determined thereon.

TOBACCO, TOBACCO PRODUCTS, SALT AND ALCOHOL ENTERPRISES INC. (“TTA”)

On July 13, 2009, the Privatization Administration announced the last bidding date for the privatization of two salterns of TTA, namely Camalti Tuzlasi and Ayvalik Tuzlasi, as December 4, 2009. On December 17, 2009, the Privatization Administration announced that Binbirgida Tarim Urunleri Sanayi ve Ticaret A.S. submitted the highest bids of TL9 million for Ayvalik Tuzlasi and TL115 million for Çamalti Tuzlasi. On October 28, 2009, the Privatization Administration announced the last bidding date for the privatization of real estate properties of TTA, as December 25, 2009. On January 7, 2010, the Privatization Administration announced that the tenders for three of the real estate properties of TTA in Ankara and Izmir were finalized with a total amount of TL74.3 million. During 2011, real estate belonging to the Company in the amount of $29 million was sold.

On October 19, 2011, the Privatization Administration announced the sale of 20% of the shares of JTI Central Asia LLP, an affiliate of Tobacco, Tobacco Products, Salt and Alcohol Enterprises Inc. The deadline for submitting bids was February 2, 2012.

TÜRKİYE HALK BANKASI (HALKBANK)

In accordance with the authorization provided to Privatization High Council by the Banking Law, an IPO for the 24.98% of shares of the bank was concluded on May 2-4, 2007 for U.S.$1.8 billion. The PA’s consultants are continuing to determine the privatization strategy for the remaining shares.

SEA PORTS OPERATED BY TURKISH STATE RAILWAYS (TCDD)

In accordance with the relevant provisions of the Privatization Law, the six sea ports, namely Mersin, İskenderun, İzmir, Bandirma, Derince and Samsun ports, operated by TCDD were included the privatization portfolio. The privatization of the sea ports were carried out through a transfer of operational rights. Of the privatization of six sea ports:

•	privatization of the Mersin port was completed, by transferring the operational rights to the Port of Singapore-Akfen Joint Group, for a period of 36 years with revenue of U.S.$755 million.

•	the deadline for the retender of the İzmir cruiseport was set at September 7, 2012. The duration of concession period is 46 years.

•	privatization of the Samsun port was completed on March 31, 2010 to Ceynak Lojistics for a period of 36 years for U.S.$125.2 million.

•	the transfer of operating rights of the Bandirma port to the Çelebi Joint Group for a period of 36 years was finalized on June 8, 2010 for U.S.$175 million.

•	the Derince port tender was cancelled. Subsequent to completion of certain technical issued by the PA, the re-tendering process will start.

•

the retendering of Iskenderun port under TOR was finalized on September 28, 2010. The highest bidder was Limak Yatirim Enerji Üretim A.Ş who proposed U.S.$372 million for a period of 36 years. The transfer of shares was realized on December 30, 2011.

TÜRKŞEKER (TURKISH SUGAR MANUFACTURING COMPANY.)

In accordance with the decision of the Privatization High Council dated October 7, 2007, 24 sugar manufacturing companies and their related assets were classified under 6 groups. The companies are grouped as:

Portfolio A: Kars, Erciş, Ağri, Muş and Erzurum

Portfolio B: Elaziğ, Malatya, Erzincan, and Elbistan

Portfolio C: Kastamonu, Kirşehir, Turhal, Yozgat, Çorum and Çarşamba

Portfolio D: Bor, Ereğli and Ilgin

Portfolio E: Uşak, Alpullu, Burdur and Afyon

Portfolio F: Eskişehir and Ankara

Plans with respect to the tender of companies in Portfolio A and Portfolio D have not been determined. The tenders of the companies in Portfolios B and C were finalized on November 29, 2011, and the underlying agreements are in the approval stage. The underlying agreements are in the approval stage. The tender announcement of companies in Portfolio E will be made subject to outcome of portfolio B and C.

TOLL MOTORWAYS AND BOSPHOROUS BRIDGES

The privatization studies of toll motorways, two Bosphorous bridges, the beltways (periferique) of Ankara and İzmir along with their respective connecting roads and service facilities, maintenance and operating facilities, fee collection centers and the other production and services facilities and other assets located on such motorways, as well as the construction, maintenance, repairs and operation of these motorways and bridges is almost complete. These motorways and bridged are expected to be privatized through a transfer of operation rights for a period of 25 years. The strategy report is ready and various legal modifications have been made. The tender announcement which was made on August 25, 2011 will expire on October 31, 2012.

The names of the toll motorways and Bosphorous bridges subject to privatization are set forth below:

•	Edirne-İstanbul-Ankara

•	Pozanti-Tarsus-Mersin

•	Tarsus-Adana-Gaziantep

•	Toprakkale-İskenderun

•	Gaziantep-Şanliurfa

•	İzmir-Çeşme

•	İzmir-Aydin

•	Ankara and İzmir beltways

•	Fatih Sultan Mehmet and Bosphorous Bridges

TÜRK TELEKOM

Following the privatization of 55% of the shares of Türk Telekom in 2005, an additional 15% of shares have been privatized through an IPO on May 7-9, 2008. A total of U.S.$1.9 billion was raised from the IPO. The strategy for the sale of the remaining shares (30%) of the Company held by the Turkish Treasury has not yet been determined.

NATIONAL LOTTERY

The final negotiations for the privatization of the National Lottery through license granting was held on May 7, 2009. The privatization was cancelled due to the lack of sufficient bids.

DOĞUSAN A.Ş

This company is engaged primarily in the manufacturing of concrete perlit tiles and is located in Erzincan, one of the eastern provinces of Turkey. 43.91 % of the company’s shares are traded on the İstanbul Stock Exchange. The remaining 56.09 % shares are in the portfolio of the PA. After the third attempted tender, the PA decided to cancel such tender due to insufficient tender prices

PETKIM PETROKIMYA HOLDING A.Ş.

This company is operating in the petrochemical industry. On February 6, 2011 the Privatization Administration announced the sale of 10.32% of the shares of Petkim Petrokimya Holding AŞ. On April 30, 2012 Socar Turkey Enerji A.S. & Socar International Dmcc Joint Venture submitted the highest bid at $168,500,000 and the sale was approved by the PA on May 9, 2012. Such shares of Petkim were transferred to the operating shareholder Socar/Turcas on May 22, 2012.

VOIDED COURT DECISIONS:

As per the Council of Ministers Decree dated June 11, 2012 numbered 2012/3240, the Council determined that, with respect to the following finalized privatization transactions, related court decisions would be declared void:

•	Privatization of Eti Aluminyum A.Ş. through sale of 100% of its shares;

•	Privatization of Kuşadasi Port owed by Turkiye Denizcilik İşletmeleri A.Ş. through transfer of tenure right;

•	Privatization of Çeşme Port owed by Turkiye Denizcilik İşletmeleri A.Ş. through transfer of tenure rights;

•	Privatization of Balikesir Enterprise owed by SEKA-Turkiye Seluloz ve Kagit Fabrikalari AŞ. through asset sale; and

•	Sale of 14.76% of Turkiye Petrol Rafinerileri A.Ş. shares at Istanbul Stock Exchange Wholesale Market.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects.

In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2007-2011 period. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

Table No. 41

	Extra Budgetary Funds (Million TL)
	2007	2008	2009	2010	2011
Revenues	9,605	3,819	4,052	4,694	5,763
Expenditures	2,343	4,243	4,398	4,238	4,446
Surplus (Deficit)	7,262	-424	-346	456	1,317
Financing	-7,262	424	346	-456	-1,317

Source: Ministry of Development

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize responsibility and to transfer substantial amounts of tax keep revenues to local authorities. In 2007, total expenditures by local authorities increased to TL30,699 million and the deficit was TL3,848 million. In 2008, total expenditures by local authorities increased by 18.8% to TL36,465 million and the deficit was realized as TL6,018 million. In 2009, total expenditures by local authorities declined to TL36,359 million and the deficit was TL4,211 million. In 2010, total expenditures by local authorities increased 2.9% to TL37,418 million and the surplus was TL1,738 million. In 2011, total expenditures by local authorities were estimated to be TL47,224 and the surplus was estimated to be TL577 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table No. 42

	Local Authorities (Million TL)
	2006	2007	2008	2009	2010	2011(1)
Revenues	24,303	26,851	30,447	32,129	39,156	47,801
Expenditures	25,318	30,699	36,465	36,359	37,418	47,224
Surplus (Deficit)	-1,015	-3,848	-6,018	-4,211	1,738	577

(1)	Provisional estimate

Source: Ministry of Development

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table No. 44

Public Sector Fixed Investment

	2007	2008	2009	2010	2011(1)
	(percentage of total)
Agriculture	8.9	8.6	12.8	9.8	9.4
Mining	2.0	1.7	2.1	1.9	2.8
Manufacturing	1.0	0.9	1.1	0.8	0.8
Energy	10.3	9.2	9.5	6.5	5.1
Transport and communication	29.1	37.7	30.0	43.7	43.2
Tourism	0.4	0.4	0.3	0.5	0.6
Housing	1.6	1.5	1.6	1.5	1.7
Education	12.2	9.9	12.3	10.4	11.6
Health	6.7	5.6	6.8	4.8	4.2
Other Services	27.8	24.7	23.5	20.2	20.7
Total	100.0	100.0	100.0	100.0	100.0
Total (millions of TL)	32,534	39,123	39,342	47,064	57,111

(1)	Provisional estimate.
(2)	At current prices.

Source: Ministry of Development.

PUBLIC SECTOR BORROWING REQUIREMENT

In 2007, the consolidated budget deficit was TL13,708 million, representing 1.63% of GDP. Total PSBR was realized as 0.06% of GDP in 2007. In 2008, the consolidated budget deficit was TL17,432 million, representing 1.83% of GDP. Total PSBR was realized as 1.62% of GDP in 2008. In 2009, the consolidated budget deficit was TL52,761 million, representing 5.54% of GDP. Total PSBR was realized as 5.12% of GDP in 2009. In 2010, the consolidated budget deficit was TL40,081 million, representing 3.65% of GDP. Total PSBR was realized as 2.30% of GDP in 2010. In 2011, the consolidated budget deficit was estimated to be TL22,230 million, representing 1.73% of GDP. Total PSBR is expected to be 0.99% of GDP in 2011.

In 2007, total public debt stock (gross) as a percentage of GDP declined to 42.2%. The net debt of the public sector declined to 29.5% in 2007. In 2008, total public debt stock (gross) as a percentage of GDP increased to 42.9%. The net debt of the public sector declined to 28.2% in 2008. In 2009, total public debt stock (gross) as a percentage of GDP increased to 48.9%. The net debt of the public sector increased to 32.5% in 2009. In 2010, total public debt stock (gross) as a percentage of GDP declined to 45.2%. The net debt of the public sector declined to 28.9% in 2010. In 2011, total public debt stock (gross) as a percentage of GDP declined to 42.2%. The net debt of the public sector declined to 22.5% in 2011.

The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:

Table No. 45

Public Sector Borrowing Requirement

	2007	2008	2009	2010	2011(1)
Consolidated budget	1.63	1.83	5.54	3.65	1.73
Local administrations	0.46	0.63	0.44	-0.16	-0.05
SSI, UIF, EBFs and Revolving Funds	-1.90	-0.82	-0.50	-0.55	-0.72
Social Security Institutions (SSI)	-0.09	0.01	-0.06	-0.03	0.00
Unemployment Insurance Fund (UIF)	-0.83	-0.80	-0.39	-0.35	-0.58
Revolving Funds	-0.11	-0.07	-0.09	-0.13	-0.10
EBFs	-0.86	0.04	0.04	-0.04	-0.03
SOEs	-0.12	-0.03	-0.36	-0.64	0.03
SOEs not under privatization	-0.18	-0.06	-0.44	-0.73	-0.05
SOEs under privatization	0.06	0.04	0.08	0.09	0.08
Total	0.06	1.62	5.12	2.30	0.99

Source: Ministry of Development

(1)	Provisional estimate.

DEBT

GENERAL

In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments such as zero coupon securities, inflation, revenue and foreign exchange-indexed securities, foreign exchange-denominated securities, Government Bonds with fixed coupon payments and floating rate notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

The Treasury issues Government securities through public offerings, direct sales, TAP sales and auctions. Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

The total gross outstanding external debt of Turkey was approximately $302.4 billion at the end of the first quarter of 2011, approximately $314.6 billion at the end of the second quarter of 2011, approximately $313.8 billion at the end of the third quarter of 2011 and approximately $306.4 billion at the end of the fourth quarter of 2011.

Turkey issued the following external debt in 2011, and as of the date of this Annual Report in 2012:

•	$1 billion of global notes on January 12, 2011, which mature on January 14, 2041 and have a 6.000% annual interest rate.

•	¥180 billion of Samurai bonds on March 18, 2011 under the Japan Bank for International Cooperation guarantee, which mature on March 18, 2021 and have a 1.870% annual interest rate.

•	$1 billion of global notes on October 25, 2011, which mature on March 25, 2022 and have a 5.125% annual interest rate.

•	$1.5 billion of global notes on January 26, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	$1 billion of global notes on February 16, 2012, which mature on September 26, 2022 and have a 6.250% annual interest rate.

•	¥90 billion of Samurai bonds on March 15, 2012 under the Japan Bank for International Cooperation guarantee, which mature on March 15, 2022 and have a 1.470% annual interest rate.

•	$1 billion of global notes on June 26, 2012, which mature on January 14, 2041 and have a 6.00% annual interest rate.

The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of March 31, 2012 was $61.5 billion, $46.4 billion and $28.6 billion for 2012, 2013, and 2014, respectively.

Turkey’s central government domestic debt was approximately TL 368,778 million on December 31, 2011, compared with TL 352,841 million on December 31, 2010. These numbers represent a 3.6% decrease (from 32.1 in 2010 to 28.5% in 2011) in the ratio of domestic debt to GDP between two years.

Turkey’s gross external debt was approximately $306.4 billion as of December 31, 2011, compared to $292.2 billion as of December 31, 2010.

On October 31, 2011, the Republic announced its 2012 financing program. According to the 2012 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL141.2 billion of debt in 2012, of which approximately TL122.0 billion is domestic debt and approximately TL19.1 billion is external debt. The total borrowing target for the Republic in 2012 is approximately TL111.4 billion of which approximately TL101.9 billion would consist of domestic borrowing and approximately TL9.5 billion would consist of external borrowings. Other sources of funds in 2012 will consist of cash primary surplus, revenues from privatization, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund (“SDIF”), receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL29.8 billion in total in 2012).

DOMESTIC DEBT

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been substantial improvement in both the level and structure of the Treasury’s domestic debt stock in recent years as a result of the strong fiscal performance and improving market sentiment. The ratio of domestic debt stock to GDP, which was 30.3% at the end of 2007, has progressively declined to 28.5% as of the end of 2011.

Several key reforms have been implemented in the area of debt management during the last several years:

•

With the increased confidence both in domestic and international markets, the downward trend in inflation and the elimination of technical and operational difficulties caused by Turkish Lira through the introduction of new Turkish Lira in 2005 (“YTL”), foreign investors’ YTL denominated issues have grown rapidly. As a result, the share of foreign investors in total domestic debt increased from 13.4% at the end of 2007 to 17.3% at the end of 2011. These developments have prepared the grounds for Treasury to increase the maturity of the debt stock, by the issuances of five and seven year Floating Rate Notes (“FRN”) and fixed couponed Government Bonds. In 2010, Treasury began to issue ten year fixed couponed and CPI Indexed Government Bonds. The ratio of foreign currency indexed and denominated securities to total domestic debt securities decreased from 10.2% at the end of 2007 to 1.0% at the end of 2011. In addition, there has been only one T-bill issuance realized during 2011 so that there was no debt stock for T-bills as of 2011.

•

To further enhance the liquidity of domestic debt, the primary dealership system for government securities has been implemented since May 2000, however during the May 2001—September 2002 period, it was suspended due to negative financial conditions. Currently the primary dealership system for 2012 is in effect. In the last few years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.

Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2011 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased. For this purpose, TL denominated 2, 5 and 10 year fixed rate coupon bonds have been issued on a regular basis in line with international practice since the end of 2011.

In line with the objectives of diversifying the instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, Revenue Indexed Bonds, of which coupon payments are indexed to the transfers of State Owned Enterprises, Turkish Petroleum Corporation (TPAO), State Supply Office (DMO), State Airport Authority (DHMİ) and Coastal Safety (KIYEM) to Budget as “Revenue Shares”, continued to be issued regularly in 2011 for a total amount of TL 854 million.

Average maturity was increased in the year 2011. The average maturity of cash borrowing was 34 months in 2007, 32 months in 2008, 35 months in 2009,44 months in 2010 and 45 months in 2011. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 18.4%, 19.2%, 11.6%, 8.5% and 8.7% in the period of 2007-2011.

There has also been an improvement in the structure of domestic debt stock. As a result of strategic benchmarks which have been set in accordance with debt strategies based on risk analysis, the portion of foreign currency linked or denominated debt in the total domestic debt stock has decreased to 1.0 % in 2011 compared to 10.2% in 2007. The share of fixed interest rate instruments in total domestic debt stock has increased to 52.2% in 2011 from 50.2% in 2007. Since 2007, the composition of domestic debt holders continued to change and the share of the public sector in outstanding domestic debt stock has declined from 26.2% in 2007 to 16.5% in 2011, as a result of the redemption of non-cash securities.

On November 25, 2011, the Central Bank of Turkey announced that it will publicly provide, on a regular basis, information regarding the planned amount of funding provided via one-week repo auctions in order to facilitate banks’ liquidity management and to assist them in estimating their total funding cost.

The Treasury aims to increase maturity of borrowing in the upcoming years while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets. These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt. The following tables show the domestic debt securities auctioned in years 2007-2011:

Table No. 46

Treasury Auctions

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2007

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of New Turkish Lira)
January
3 Month T.Bill (90 days)(r)	28.12.2006	04.01.2007	04.04.2007	4.64	18.78	20.15	3,835,127	1,701,514	1,626,000
6 Month T.Bill (182 days)(r)	16.01.2007	17.01.2007	18.07.2007	9.73	19.45	20.40	6,684,449	2,675,108	2,438,000
22 Month G. Bond (672 days)	23.01.2007	24.01.2007	26.11.2008	40.88	22.14	20.40	10,907,152	10,098,615	7,168,385

February
6 Month T.Bill (182 days)(r)	19.02.2007	21.02.2007	22.08.2007	9.12	18.24	19.07	4,784,591	977,716	896,000
21 Month G.Bond (644 days)(r-o)	20.02.2007	21.02.2007	26.11.2008	35.46	20.04	18.71	1,892,425	2,063,241	1,523,165

March
21 Month G.Bond (630 days) (r-o)	06.03.2007	07.03.2007	26.11.2008	37.49	21.66	20.20	2,614,979	4,486,391	3,262,999
6 Month T.Bill (182 days) (r)	13.03.2007	14.03.2007	12.09.2007	9.20	18.41	19.25	5,548,977	2,471,267	2,263,000

April
3 Month T.Bill (91 days) (r)	03.04.2007	04.04.2007	04.07.2007	4.47	17.86	19.10	2,420,895	1,145,988	1,097,000
22 Month G. Bond (658 days)	17.04.2007	18.04.2007	04.02.2009	37.16	20.56	19.10	3,995,117	5,085,949	3,707,916

May
21 Month G. Bond (637 days) (r-o)	08.05.2007	09.05.2007	04.02.2009	35.21	20.12	18.81	2,745,654	4,266,056	3,155,177

June
12 Month G. Bond (364 days)	12.06.2007	13.06.2007	11.06.2008	18.65	18.65	18.65	4,332,526	3,857,951	3,251,562
20 Month G. Bond (588 days) (r-o)	26.06.2007	27.06.2007	04.02.2009	31.42	19.45	18.43	4,357,660	6,295,925	4,790,697

July
3 month T.Bill (91 days) (r)	03.07.2007	04.07.2007	04.07.2007	4.03	16.12	17.12	2,579,039	1,507,404	1,449,000
22 Month G. Bond (672 days)	03.07.2007	04.07.2007	04.07.2007	35.32	19.14	17.80	2,685,959	7,599,030	5,615,386
6 month T.Bill (182 days )(r)	17.07.2007	18.07.2007	18.07.2007	8.28	16.55	17.24	4,623,072	2,352,833	2,173,000

August
6 Month T. Bill (182 days) (r)	20.08.2007	22.08.2007	20.02.2008	8.89	17.79	18.58	2,141,963	861,342	791,000

September
13 Month G. Bond (399 days)	03.09.2007	05.09.2007	08.10.2008	20.39	18.61	18.45	2,151,933	3,680,780	3,057,256
20 Month G. Bond (609 days) (r-o)	04.09.2007	05.09.2007	06.05.2009	32.10	19.19	18.10	2,707,393	4,630,405	3,505,216
6 month T.Bill (182 days) (r)	11.09.2007	12.09.2007	12.03.2008	8.72	17.45	18.21	3,214,824	2,469,105	2,271,000

October
3 Month T. Bill (91 days)(r)	02.10.2007	03.10.2007	02.01.2008	4.03	16.14	17.14	1,944,434	1,944,434	899,000
22 Month G. Bond (658 days)	16.10.2007	17.10.2007	05.08.2009	31.20	17.26	16.21	3,243,412	3,243,412	3,455,408

November
21 Month G. Bond (637 days) (r-o)	06.11.2007	07.11.2007	05.08.2009	30.07	17.18	16.21	2,844,562	4,373,724	3,362,521

December
12 Month G. Bond (371 days)	11.12.2007	12.12.2007	17.12.2008	17.00	16.68	16.66	2,722,961	2,045,641	1,748,369
20 Month G. Bond (602 days) (r-o)	11.12.2007	12.12.2007	05.08.2009	28.63	17.31	16.44	2,188,401	4,190,860	3,257,981

2007 TOTAL							87,167,504	84,305,755	66,765,038

Source: UT.

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2008

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of New Turkish Lira)
January
3 Month T. Bill (91 days) (r)	28.12.2007	02.01.2008	02.04.2008	3.84	15.38	16.29	1,353,374	664,606	640,000
6 Month T. Bill (182 days) (r)	14.01.2008	16.01.2008	16.07.2008	7.85	15.70	16.31	3,067,238	1,036,414	961,000
21 Month G. Bond (630 days)	14.01.2008	16.01.2008	07.10.2009	29.68	17.15	16.20	4,525,001	4,440,680	3,424,423

February
6 Month T. Bill (182 days) (r)	18.02.2008	20.02.2008	20.08.2008	8.09	16.18	16.83	2,499,032	989,013	915,000
20 Month G. Bond (595 days) (r-o)	19.02.2008	20.02.2008	07.10.2009	28.66	17.53	16.67	2,530,248	2,867,952	2,229,057

March
6 Month T. Bill (182 days) (r)	11.03.2008	12.03.2008	10.09.2008	8.24	16.47	17.15	1,437,468	899,453	831,000
19 Month G. Bond (574 days) (r-o)	11.03.2008	12.03.2008	07.10.2009	29.14	18.48	17.60	2,820,455	3,314,800	2,566,853

April
3 Month T. Bill (91 days) (r)	01.04.2008	02.04.2008	02.07.2008	4.19	4.16	16.65	1,945,985	1,334,327	1,281,000
12 Month G. Bond (364 Days)	07.04.2008	09.04.2008	08.04.2009	18.32	18.26	18.26	1,950,662	2,404,503	2,033,178
21 Month G. Bond (644 days)	08.04.2008	09.04.2008	13.01.2010	34.99	34.93	19.74	3,973,579	6,004,471	4,450,210

May
20 Month G. Bond (616 days) (r-o)	06.05.2008	07.05.2008	13.01.2010	35.33	20.88	19.57	1,263,468	2,153,501	1,591,325

June
19 Month G. Bond (581 days) (r-o)	10.06.2008	11.06.2008	13.01.2010	36.53	22.88	21.54	1,278,756	2,434,986	1,783,480

July
6 Month T. Bill (182 days) (r)	14.07.2008	16.07.2008	14.01.2009	9.12	18.24	19.07	6,961,077	3,839,933	3,519,000
12 Month G. Bond (364 Days)	15.07.2008	16.07.2008	15.07.2009	20.39	20.39	20.39	1,476,548	2,518,841	2,092,271
21 Month G. Bond (637 days)	15.07.2008	16.07.2008	14.04.2010	40.90	23.37	21.64	2,903,249	6,880,128	4,882,967

August
11 Month T. Bill (336 days) (r-o)	11.08.2008	13.08.2008	15.07.2009	17.63	19.10	19.23	1,916,303	2,558,041	2,174,716
20 Month G. Bond (609 days) (r-o)	12.08.2008	13.08.2008	14.04.2010	33.40	19.96	18.80	4,746,017	6,499,975	4,872,567
6 Month T. Bill (182 days) (r)	19.08.2008	20.08.2008	18.02.2009	9.08	18.15	18.98	4,567,385	2,974,528	2,727,000

September
6 Month T. Bill (182 days) (r)	09.09.2008	10.09.2008	11.03.2009	9.06	18.12	18.95	1,671,950	711,084	652,000
19 Month G. Bond (581 days) (r-o)	09.09.2008	10.09.2008	14.04.2010	31.42	19.69	18.67	1,735,807	2,194,555	1,669,859

October
13 Month G. Bond (406 days) (r-o)	07.10.2008	08.10.2008	18.11.2009	23.09	20.70	20.47	351,937	718,957	584,067
20 Month G. Bond (623 days)	07.10.2008	08.10.2008	23.06.2010	37.79	22.08	20.60	1,627,814	3,332,638	2,418,725

November
12 Month G. Bond (371 days)	11.11.2008	12.11.2008	18.11.2009	23.27	22.83	22.78	2,274,781	1,457,823	1,182,587
7 Month T. Bill (210 days)	24.11.2008	26.11.2008	24.06.2009	11.48	19.90	20.73	1,786,966	3,640,514	3,265,541
19 Month G. Bond (574 days) (r-o)	25.11.2008	26.11.2008	23.06.2010	36.13	22.91	21.60	1,351,389	6,018,779	4,421,273

December
11 Month T. Bill (336 days) (r-o)	16.12.2008	17.12.2008	18.11.2009	17.19	18.63	18.75	1,144,664	1,922,046	1,640,044
18 Month G. Bond (553 days)	16.12.2008	17.12.2008	23.06.2010	29.47	19.40	18.53	1,599,191	2,141,553	1,654,072

2008 TOTAL							64,760,344	75,954,101	60,463,218

Source: UT.

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2009

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of New Turkish Lira)
January
6 Month T. Bill (182 days) (r)	12.01.2009	14.01.2009	15.07.2009	7.79	15.58	16.18	3,025,743	1,069,261	992,000
22 Month G. Bond (658 days)	13.01.2009	14.01.2009	03.11.2010	31.09	17.20	16.16	2,777,339	4,928,040	3,759,302

February
13 Month G. Bond (392 days)	02.02.2009	04.02.2009	03.03.2010	16.00	14.86	14.78	3,753,949	6,152,415	5,303,760
21 Month G. Bond (637days) (r-o)	03.02.2009	04.02.2009	03.11.2010	28.44	16.25	15.38	4,078,161	11,403,921	8,878,753
6 Month T. Bill (182 days) (r)	17.02.2009	18.02.2009	19.08.2009	6.91	13.82	14.30	5,087,838	3,680,996	3,443,000

March
12 Month G. Bond (364 days)	09.03.2009	11.03.2009	09.09.2009	6.35	12.70	13.10	1,687,152	655,105	616,000
21 Month G. Bond (637days) (r-o)	10.03.2009	11.03.2009	03.03.2010	14.24	14.52	14.54	5,009,867	3,717,222	3,253,834

April
22 Month G. Bond (665 days)	07.04.2009	08.04.2009	02.02.2011	25.72	14.08	13.35	3,448,381	3,741,547	2,976,175

May
12 Month G. Bond (364 days)	04.05.2009	06.05.2009	05.05.2010	11.42	11.42	11.42	3,546,068	5,639,414	5,061,269
21 Month G. Bond (637days) (r-o)	05.05.2009	06.05.2009	02.02.2011	21.40	12.23	11.72	3,932,685	7,538,338	6,209,474

June
20 Month G. Bond (588 days) (r-o)	23.06.2009	24.06.2009	02.02.2011	20.25	12.54	12.09	1,267,086	3,350,574	2,786,274

July
6 Month T. Bill (182 days) (r)	13.07.2009	15.07.2009	13.01.2010	4.68	9.37	9.59	4,192,512	1,513,743	1,446,000
22 Month G. Bond (665 days)	14.07.2009	15.07.2009	11.05.2011	22.22	12.16	11.61	2,682,756	4,508,580	3,689,015

August
12 Month G. Bond (357 days)	03.08.2009	05.08.2009	28.07.2010	9.35	9.53	9.54	6,250,381	5,812,419	5,315,631
21 Month G. Bond (644 days) (r-o)	04.08.2009	05.08.2009	11.05.2011	18.56	10.49	10.10	4,048,784	4,527,871	3,819,073
6 Month T. Bill (182 days) (r)	17.08.2009	19.08.2009	17.02.2010	4.28	8.56	8.74	6,774,251	3,647,706	3,498,000

September
6 Month T. Bill (182 days) (r)	07.09.2009	09.09.2009	10.03.2010	4.12	8.24	8.41	1,863,487	799,633	768,000
20 Month G. Bond (609 days) (r-o)	08.09.2009	09.09.2009	11.05.2011	16.19	9.68	9.38	2,069,807	2,646,362	2,277,516

October
14 Month G. Bond (427 days)	05.10.2009	07.10.2009	08.12.2010	8.71	7.42	7.38	5,802,601	5,250,877	4,830,280
22 Month G. Bond (665 days)	06.10.2009	07.10.2009	03.08.2011	14.56	7.97	7.72	1,527,018	4,547,190	3,969,383

November
13 Month G. Bond (385 days) (r-o)	16.11.2009	18.11.2009	08.12.2010	8.65	8.18	8.16	3,739,514	3,015,616	2,775,658
21 Month G. Bond (623 days) (r-o)	17.11.2009	18.11.2009	03.08.2011	15.45	9.03	8.76	7,501,978	4,519,199	3,914,405

December
20 Month G. Bond (602 days) (r-o)	08.12.2009	09.12.2009	03.08.2011	15.32	9.27	9.00	2,681,375	1,790,024	1,552,163

2009 TOTAL							86,748,732	94,456,053	81,134,965

Source: UT.

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2010

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of New Turkish Lira)
January
6 Month T. Bill (182 days) (r)	11.01.2010	13.01.2010	14.07.2010	3.62	7.23	7.36	6,590,496	3,024,543	2,919,000
15 Month G. Bond (448 days)	18.01.2010	20.01.2010	13.04.2011	10.10	8.21	8.13	4,681,852	2,649,825	2,406,731
22 Month G. Bond (665 days)	19.01.2010	20.01.2010	16.11.2011	16.00	8.76	8.46	3,470,351	3,519,662	3,034,233

February
14 Month G. Bond (427 days) (r-o)	09.02.2010	10.02.2010	13.04.2011	9.58	8.17	8.11	2,721,064	3,640,381	3,322,107
6 Month T. Bill (182 days) (r)	15.02.2010	17.02.2010	18.08.2010	3.54	7.08	7.20	4,383,605	3,174,505	3,066,000
21 Month G. Bond (637 days) (r-o)	16.02.2010	17.02.2010	16.11.2011	15.87	9.07	8.78	1,767,357	2,908,571	2,510,159

March
21 Month G. Bond (623 days) (r-o)	02.03.2010	03.03.2010	16.11.2011	15.81	9.24	8.95	3,338,839	3,338,839	3,327,710
6 Month T. Bill (182 days) (r)	08.03.2010	10.03.2010	08.09.2010	3.53	7.07	7.19	3,195,435	3,195,435	2,033,000

April
14 Month G. Bond (420 days)	12.04.2010	14.04.2010	08.06.2011	9.65	8.36	8.31	2,221,708	3,824,327	3,487,784
22 Month G. Bond (651 days)	13.04.2010	14.04.2010	25.01.2012	16.94	9.47	9.14	1,845,941	3,587,035	3,067,350

May
21 Month G. Bond (630 days) (r-o)	04.05.2010	05.05.2010	25.01.2012	17.03	9.84	9.51	3,089,273	3,632,510	3,103,945

June
19 Month G. Bond (581 days) (r-o)	22.06.2010	23.06.2010	25.01.2012	14.40	9.02	8.79	3,444,672	3,999,853	3,496,273
11 Month T. Bill (343 days) (r-o)	29.06.2010	30.06.2010	08.06.2011	7.89	8.38	8.39	1,404,028	1,275,825	1,182,487

July
6 Month T. Bill (182 days) (r)	12.07.2010	14.07.2010	12.01.2011	3.90	7.79	7.94	3,016,837	1,802,605	1,735,000
21 Month G. Bond (651 days)	13.07.2010	14.07.2010	25.04.2012	15.73	8.79	8.51	5,571,687	5,403,642	4,669,291
12 Month G. Bond (357 days)	27.07.2010	28.07.2010	20.07.2011	7.64	7.79	7.80	4,558,638	1,472,323	1,367,834

August
11 Month T. Bill (336 days) (r-o)	17.08.2010	17.08.2010	20.07.2011	7.17	7.77	7.79	7,210,885	2,819,194	2,630,510
20 Month G. Bond (616 days) (r-o)	17.08.2010	17.08.2010	25.04.2012	14.03	8.29	8.07	3,248,027	5,013,674	4,396,641

September
6 Month T. Bill (182 days) (r)	06.09.2010	08.09.2010	09.03.2011	3.65	7.30	7.43	5,554,906	2,010,808	1,940,000
20 Month G. Bond (595 days) (r-o)	07.09.2010	08.09.2010	25.04.2012	13.63	8.34	8.13	5,988,360	4,363,255	3,839,786
12 Month G. Bond (378 days)	27.09.2010	29.09.2010	12.10.2011	7.83	7.55	7.53	7,261,133	2,544,402	2,359,548

October
22 Month G. Bond (651 days)	26.10.2010	27.10.2010	08.08.2012	13.90	7.78	7.78	5,834,563	3,806,288	3,341,645

November
21 Month G. Bond (644 days) (r-o)	02.11.2010	03.11.2010	08.08.2012	13.84	7.82	7.60	2,653,640	5,127,836	4,504,598
11 Month T. Bill (322 days) (r-o)	23.11.2010	24.11.2010	12.10.2011	6.45	7.29	7.32	583,539	711,887	668,767

December
20 Month G. Bond (609 days) (r-o)	07.12.2010	08.12.2010	08.08.2012	13.18	7.88	7.68	1,899,985	4,477,989	3,956,390

2010 TOTAL							95,536,822	81,325,215	72,366,790

Source: UT.

AUCTIONS FOR ZERO COUPON TREASURY NOTES IN 2011

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of Turkish Lira)
January
22 Month G. Bond(665 days)	10.01.2011	12.01.2011	07.11.2012	13,11	7,17	6,98	5.603.341	7.778.137	6.876.743
14 Month G. Bond (420 days)	17.01.2011	19.01.2011	14.03.2012	8,58	7,44	7,39	2.555.415	2.374.093	2.186.491

February
21 Month G. Bond (644 days) (r-o)	01.02.2011	02.02.2011	07.11.2012	14,78	8,35	8,10	6.096.786	6.873.564	5.988.514

March
6 Month T. Bill (182 days) (R)	07.03.2011	09.03.2011	07.09.2011	4,06	8,12	8,28	1.489.795	754.426	725.000
20 Month G. Bond (609 days) (r-o)	08.03.2011	09.03.2011	07.11.2012	15,53	9,28	9,01	2.917.840	3.645.944	3.155.819

April
22 Month G. Bond (679 days)	12.04.2011	13.04.2011	20.02.2013	17,19	9,21	8,88	5.000.485	4.550.107	3.882.734

May
21 Month G. Bond (651 days) (r-o)	10.05.2011	11.05.2011	20.02.2013	15,33	8,57	8,30	2.889.672	4.453.720	3.861.648

June
21 Month G. Bond (623 days) (r-o)	07.06.2011	08.06.2011	20.02.2013	15,81	9,24	8,95	4.128.414	3.244.716	2.801.653

July
22 Month G. Bond (665 days)	19.07.2011	20.07.2011	15.05.2013	16,68	9,13	8,81	4.951.950	3.547.355	3.040.190

August
21 Month G. Bond (651 days) (r-o)	02.08.2011	03.08.2011	15.05.2013	16,14	9,02	8,73	5.061.320	7.530.769	6.484.372

September
20 Month G. Bond (616 days) (r-o)	06.09.2011	07.09.2011	15.05.2013	13,37	7,90	7,70	1.820.957	3.908.505	3.447.653

October
21 Month G. Bond (644 days)	11.10.2011	12.10.2011	17.07.2013	15,18	8,58	8,32	4.220.860	3.480.116	3.021.539

November
20 Month G. Bond (609 days) (r-o)	15.11.2011	16.11.2011	17.07.2013	18,34	10,96	10,59	2.851.972	5.773.947	4.879.098

2011 TOTAL							49.588.806	57.915.400	50.351.453

Source: UT.

The following tables present the various sales and auctions of securities conducted by Turkey in 2007-2011:

Table No. 47

2007 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
October
Direct Sale -USD	1% quarterly couponed	24.10.2007	20.10.2010	3 Years	1,000

(1)	Million USD
(2)	There were no tap sales and public offers in 2007.

Source: UT

2008 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
July
Direct Sale - USD	1% quarterly couponed	30.07.2008	27.07.2011	3 Years	500
December
Direct Sale - USD	0.88% quarterly couponed	03.12.2008	30.11.2011	3 Years	500
Direct Sale - YTL	FRN	12.12.2008	04.12.2013	5 Years	2,305,000

(1)	Million USD, Thousand YTL
(2)	There were no tap sales and public offers in 2008.

Source: UT

2009 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
January
Revenue Indexed Bond -USD	Semiannually couponed	28.01.2009	01.02.2012	3 years	49.1
Revenue Indexed Bond -TL	Quarterly couponed	28.01.2009	01.02.2012	3 years	420.7
April
Revenue Indexed Bond - TL	Semiannually couponed	29.04.2009	04.05.2010	1 year	737.8

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2009.

Source: UT

2010 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
February
Revenue Indexed Bond -TL	Semiannually couponed	24.02.2010	22.02.2012	2 years	944
August
Revenue Indexed Bond -TL	Semiannually couponed	11.08.2010	08.08.2012	2 year	479.5

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2010.

Source: UT

2011 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date	Settlement Date	Maturity	Net Amount (1)
February
Revenue Indexed Bond -TL	Semiannually couponed	23.02.2011	20.02.2013	2 years	475.8
August
Revenue Indexed Bond -TL	Semiannually couponed	24.08.2011	21.08.2013	2 year	378.3

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2011.

Table No. 48

Auctions for FX Denominated Discounted Securities in 2007

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in millions of USD)
April
24 Month G. Bond	03.04.2007	04.04.2007	01.04.2009	11.26	5.63	5.48	1,641.54	1,230.53	1,106.00
November
16 Month G. Bond	27.11.2007	28.11.2007	01.04.2009	6.93	5.15	5.10	566.03	606.99	567.66
TOTAL							2,207.57	1,837.52	1,673.67

Source: UT

Table No. 49

Fixed Coupon YTL Denominated Treasury Auctions in 2007

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand YTL)
4 Year Semi Annual
Couponed G. Bond	16.01.2007	17.01.2007	19.01.2011	9.45%	18.90%	19.79%	2,141,894.8	2,291,988.2	2,139,436.7
4 Year Semi Annual
Couponed G. Bond	13.02.2007	14.02.2007	19.01.2011	8.98%	17.96%	18.77%	1,968,456.9	1,978,974.7	1,779,532.7
5 Year Semi Annual
Couponed G. Bond	13.03.2007	14.03.2007	07.03.2012	9.07%	18.14%	18.96%	2,899,262.9	2,298,830.9	2,141,708.3
5 Year Semi Annual
Couponed G. Bond	17.04.2007	18.04.2007	07.03.2012	8.68%	17.37%	18.12%	2,607,547.7	2,158,809.6	2,096,054.9
5 Year Semi Annual
Couponed G. Bond	15.05.2007	16.05.2007	07.03.2012	8.54%	17.09%	17.82%	2,394,773.3	1,235,559.8	1,225,895.4
5 Year Semi Annual
Couponed G. Bond	12.06.2007	13.06.2007	07.03.2012	8.36%	16.72%	17.42%	1,475,189.5	766,179.9	778,513.4
5 Year Semi Annual
Couponed G. Bond	03.07.2007	04.07.2007	07.03.2012	7.99%	15.98%	16.62%	871,405.1	1,833,159.7	1,922,965.1
5 Year Semi Annual
Couponed G. Bond	21.08.2007	22.08.2007	07.03.2012	9.25%	18.50%	19.35%	1,099,557.7	1,272,352.4	1,266,932.0
5 Year Semi Annual
Couponed G. Bond	02.10.2007	03.10.2007	26.09.2012	7.77%	15.54%	16.15%	2,232,399.7	2,060,922.6	1,953,096.7
5 Year Semi Annual
Couponed G. Bond	04.12.2007	05.12.2007	26.09.2012	8.04%	16.08%	16.73%	1,099,834.8	637,890.2	610,111.2

Source: UT

Fixed Coupon YTL Denominated Treasury Auctions in 2008

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand YTL)
5 Year Semi Annual
Couponed G. Bond	22.01.2008	23.01.2008	26.09.2012	8.43%	16.86%	17.57%	1,410,878.7	763,086.1	726,542.5
5 Year Semi Annual
Couponed G. Bond	12.02.2008	13.02.2008	26.09.2012	8.33%	16.66%	17.35%	1,510,194.8	1,317,263.5	1,273,937.7
5 Year Semi Annual
Couponed G. Bond	04.03.2008	05.03.2008	19.01.2011	8.60%	17.20%	17.93%	1,337,180.6	1,023,533.1	967,533.2
5 Year Semi Annual
Couponed G. Bond	02.09.2008	03.09.2008	28.08.2013	8.93%	17.87%	18.66%	1,488,430.0	1,122,842.9	1,055,413.8
5 Year Semi Annual
Couponed G. Bond	06.10.2008	08.10.2008	28.08.2013	10.06%	20.11%	21.12%	347,788.4	1,338,449.1	1,191,540.9

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2009

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
4 Year Semi Annual
Couponed G. Bond	23.06.2009	24.06.2009	28.08.2013	6.93%	13.86%	14.34%	951,200.0	609,734.2	679,854.2
5 Year Semi Annual
Couponed G. Bond	04.08.2009	05.08.2009	06.08.2014	5.89%	11.78%	12.13%	1,370,013.3	2,586,871.7	2,506,240.2
5 Year Semi Annual
Couponed G. Bond	08.09.2009	09.09.2009	06.08.2014	5.50%	11.00%	11.30%	1,939,297.6	1,621,727.8	1,635,413.8
5 Year Semi Annual
Couponed G. Bond	06.10.2009	07.10.2009	06.08.2014	4.94%	9.88%	10.12%	944,574.9	1,950,125.4	2,065,064.6

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2010

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
3 Year Quarterly
Couponed G. Bond	12.01.2010	13.01.2010	09.01.2013	2.32%	9.29%	9.62%	4,989,049	4,971,618	5,063,134
10 Year Semi Annual
Couponed G. Bond	26.01.2010	27.01.2010	15.01.2020	5.47%	10.94%	11.24%	1,191,277	1,073,981	1,045,577
3 Year Quarterly
Couponed G. Bond	09.02.2010	10.02.2010	09.01.2013	2.36%	9.43%	9.77%	2,972,557	3,497,637	3,574,594
4 Year Semi Annual
Couponed G. Bond	09.03.2010	10.03.2010	06.08.2014	5.27%	10.54%	10.82%	995,969	1,099,381	1,125,974
10 Year Semi Annual
Couponed G. Bond	06.04.2010	07.04.2010	15.01.2020	5.33%	10.65%	10.93%	488,328	442,172	446,958
3 Year Quarterly
Couponed G. Bond	12.04.2010	14.04.2010	10.04.2013	2.35%	9.42%	9.76%	1,091,611	2,191,422	2,224,334
3 Year Quarterly
Couponed G. Bond	03.05.2010	05.05.2010	10.04.2013	2.47%	9.88%	10.26%	1,172,993	876,970	884,554
5 Year Semi Annual
Couponed G. Bond	22.06.2010	23.06.2010	17.06.2015	4.75%	9.49%	9.72%	2,232,849	2,936,354	2,994,579
3 Year Quarterly
Couponed G. Bond	26.07.2010	28.07.2010	10.04.2013	2.08%	8.31%	8.57%	1,962,965	1,265,673	1,321,992
10 Year Semi Annual
Couponed G. Bond	27.07.2010	28.07.2010	15.01.2020	4.39%	8.78%	8.98%	1,335,029	1,000,059	1,109,125
3 Year Quarterly
Couponed G. Bond	16.08.2010	18.08.2010	10.04.2013	2.17%	8.68%	8.97%	3,454,148	3,568,981	3,713,389
10 Year Semi Annual
Couponed G. Bond	17.08.2010	18.07.2010	15.01.2020	4.49%	8.98%	9.18%	1,497,630	1,235,123	1,360,361
5 Year Semi Annual
Couponed G. Bond	28.09.2010	29.09.2010	17.06.2015	4.37%	8.73%	8.92%	4,443,448	2,885,908	3,102,013
3 Year Quarterly
Couponed G. Bond	12.10.2010	13.08.2010	09.10.2013	1.92%	7.66%	7.89%	4,177,474	2,968,914	2,995,369
3 Year Quarterly
Couponed G. Bond	01.11.2010	03.11.2010	09.10.2013	1.91%	7.63%	7.85%	2,425,206	3,874,672	3,929,893
10 Year Semi Annual

Couponed G. Bond	02.11.2010	03.11.2010	15.01.2020	4.16%	8.32%	8.49%	2,286,349	2,110,147	2,462,138
5 Year Semi Annual
Couponed G. Bond	06.12.2010	08.12.2010	17.06.2015	4.12%	8.24%	8.41%	2,150,428	2,692,208	2,992,685

Source: UT

Fixed Coupon TL Denominated Treasury Auctions in 2011

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand YTL)
9 Year Semi Annual
Couponed G. Bond	11.01.2011	12.01.2011	15.01.2020	4.28%	8.57%	8.75%	3,840,709	2,936,950	3,431,027
3 Year Quarterly
Couponed G. Bond	18.01.2011	19.01.2011	09.10.2013	1.98%	7.92%	8.16%	6,182,520	5,334,224	5,352,985
3 Year Quarterly
Couponed G. Bond	31.01.2011	02.02.2011	29.01.2014	2.21%	8.84%	9.14%	1,887,543	1,854,610	1,813,778
5 Year Semi Annual
Couponed G. Bond	01.02.2011	02.02.2011	27.01.2016	4.64%	9.27%	9.49%	2,322,628	3,133,671	3,099,925
3 Year Quarterly
Couponed G. Bond	08.03.2011	09.03.2011	29.01.2014	2.29%	9.15%	9.47%	681,992	656,314	642,242
3 Year Quarterly
Couponed G. Bond	11.04.2011	13.04.2011	29.01.2014	2.26%	9.04%	9.36%	2,582,906	1,810,939	1,792,270
3 Year Quarterly
Couponed G. Bond	09.05.2011	11.05.2011	29.01.2014	2.23%	8.91%	9.21%	3,761,130	4,125,056	4,040,980
5 Year Semi Annual
Couponed G. Bond	10.05.2011	11.05.2011	27.01.2016	4.54%	9.08%	9.29%	1,562,242	1,032,474	1,053,981
3 Year Quarterly
Couponed G. Bond	07.06.2011	08.06.2011	04.06.2014	2.28%	9.12%	9.44%	1,310,341	1,832,487	1,778,976
3 Year Quarterly
Couponed G. Bond	18.07.2011	20.07.2011	04.06.2014	2.26%	9.05%	9.36%	1,598,527	1,733,071	1,703,141
9 Year semi Annual
Couponed G. Bond	19.07.2011	20.07.2011	15.01.2020	4.69%	9.39%	9.61%	632,241	1,094,814	1,220,466
3 Year Quarterly
Couponed G. Bond	01.08.2011	03.08.2011	04.06.2014	2.27%	9.08%	9.40%	2,038,930	2,914,784	2,872,202
4 Year Semi Annual
Couponed G. Bond	16.08.2011	17.08.2011	27.01.2016	4.37%	8.74%	8.93%	1,596,187	1,208,725	1,224,137
3 Year Quarterly
Couponed G. Bond	05.09.2011	07.09.2011	04.06.2014	1.99%	7.95%	8.19%	1,991,437	3,281,561	3,285,802
8 Year Semi Annual
Couponed G. Bond	06.09.2011	07.09.2011	15.01.2020	4.33%	8.67%	8.85%	1,165,361	1,733,127	1,940,550
3 Year Quarterly
Couponed G. Bond	11.10.2011	12.10.2011	04.06.2014	2.10%	8.39%	8.66%	1,205,329	1,497,898	1,495,619
3 Year Quarterly
Couponed G. Bond	14.11.2011	16.11.2011	04.06.2014	2.41%	9.66%	10.01%	1,066,426	1,204,858	1,178,530
4 Year Semi Annual
Couponed G. Bond	15.11.2011	16.11.2011	27.01.2016	5.05%	10.10%	10.35%	372,442	757,256	748,811
2 Year Semi Annual
Couponed G. Bond	06.12.2011	07.12.2011	04.12.2013	5.04%	10.09%	10.34%	1,543,327	2,295,109	2,291,461

Source: UT

Table No. 50

Floating Rate Note Auctions of 2007

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound (1)	(thousand YTL)
based on the last 6-month discounted auctions
+2.00% (annual spread)	06.03.2007	07.03.2007	26.02.2014	10.60%	21.21%	22.33%	2,333,889.8	3,067,945.8	3,106,299.9
based on the last 6-month discounted auctions
+2.00% (annual spread)	08.05.2007	09.05.2007	26.02.2014	10.37%	20.73%	21.81%	2,655,853.6	3,767,838.7	4,015,459.6
based on the last 6-month discounted auctions
+2.00% (annual spread)	26.06.2007	27.06.2007	26.02.2014	10.43%	20.87%	21.96%	1,222,663.4	2,278,732.2	2,482,564.2
based on the last 6-month discounted auctions
+2.00% (annual spread)	17.07.2007	18.07.2007	26.02.2014	10.47%	20.95%	22.05%	829,942.3	1,392,700.9	1,530,730.7
based on the last 6-month discounted auctions
+2.00% (annual spread)	04.09.2007	05.09.2007	26.02.2014	9.54%	19.08%	19.99%	5,135,692.9	2,994,520.1	3,016,313.2

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assumed that the term interest remains the same during the year.

Source: UT

Floating Rate Note Auctions of 2008

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound (1)	(thousand YTL)
based on the last 6-month discounted auctions
+1.50% (annual spread)	08.04.2008	09.04.2008	03.04.2013	8.76%	17.52%	18.29%	3,430,023.8	3,825,233.9	3,850,446.5
based on the last 6-month discounted auctions
+1.50% (annual spread)	10.06.2008	11.06.2008	03.04.2013	8.95%	17.90%	18.70%	1,943,527.0	2,001,517.8	2,050,191.9
based on the last 3-month discounted auctions
+2.0% (annual spread)	01.07.2008	02.07.2008	26.06.2013	4.88%	19.52%	21.00%	4,390,168.9	6,286,950.0	6,330,711.6
based on the last 3-month discounted auctions
+2.0% (annual spread)	12.08.2008	13.08.2008	26.06.2013	4.69%	18.76%	20.12%	3,869,216.2	3,828,172.3	4,032,751.5

based on the last 3-month discounted auctions
+2.0% (annual spread)	14.10.2008	15.10.2008	26.06.2013	4.75%	19.00%	20.40%	2,658,397.0	3,262,075.6	3,410,500.0
based on the last 3-month discounted auctions
+2.0% (annual spread)	25.11.2008	26.11.2008	20.11.2013	4.95%	19.80%	21.32%	2,390,551.3	6,495,925.8	6,699,899.3

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source: UT

Floating Rate Note Auctions of 2009

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound (1)	(Thousand TL)
based on the last 3-month discounted auctions
+2.0% (annual spread)	13.01.2009	14.01.2009	20.11.2013	4.92%	19.69%	21.19%	727,239	1,747,174	1,855,518
based on the last 3-month discounted auctions
+2.0% (annual spread)	03.02.2009	04.02.2009	20.11.2013	4.92%	19.69%	21.19%	3,588,487	4,921,267	5,284,593
based on the last 3-month discounted auctions
+2.0% (annual spread)	07.04.2009	08.04.2009	02.04.2014	3.64%	14.58%	15.39%	2,679,369	3,999,707	4,238,885
based on the last 3-month discounted auctions
+2.0% (annual spread)	05.05.2009	06.05.2009	02.04.2014	3.63%	14.53%	15.34%	3,303,443	5,091,700	5,464,299
based on the last 3-month discounted auctions
+1.0% (annual spread)	21.07.2009	22.07.2009	16.07.2014	2.84%	11.35%	11.84%	3,857,795	2,030,895	2,080,748
based on the last 3-month discounted auctions
+1.0% (annual spread)	04.08.2009	05.08.2009	16.07.2014	2.79%	11.17%	11.65%	4,251,522	4,013,526	4,157,094
based on the last 3-month discounted auctions
+1.0% (annual spread)	29.09.2009	30.09.2009	16.07.2014	2.70%	10.81%	11.26%	6,855,684	2,491,353	2,658,691
based on the last 3-month discounted auctions
Without spread	06.10.2009	07.10.2009	28.09.2016	2.33%	9.33%	9.67%	2,772,636	4,262,142	4,285,200
based on the last 3-month discounted auctions
Without spread	24.11.2009	25.11.2009	28.09.2016	2.31%	9.23%	9.55%	5,165,260	1,208,300	1,236,503

(1)	This interest rate reflects the term interest rate which is accepted and is the basis for the price accepted at the auction, assuming that the term interest remains the same during the year.

Source: UT

Floating Rate Note Auctions of 2010

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(Thousand TL)
7 Year Quarterly
Couponed G. Bond	12.01.2010	13.01.2010	04.01.2017	2.04%	8.16%	8.41%	3,468,032	2,820,083	2,844,278
7 Year Quarterly
Couponed G. Bond	16.02.2010	17.02.2010	04.01.2017	2.02%	8.09%	8.34%	2,181,632	2,566,972	2,618,136
7 Year Quarterly
Couponed G. Bond	20.04.2010	21.04.2010	04.01.2017	1.97%	7.89%	8.13%	756,283	1,526,888	1,521,560
7 Year Semi Annual
Couponed G. Bond	27.07.2010	28.07.2010	19.07.2017	4.13%	8.25%	8.43%	2,502,611	1,661,495	1,662,008
7 Year Semi Annual
Couponed G. Bond	16.08.2010	18.08.2010	19.07.2017	4.11%	8.21%	8.38%	4,493,049	3,977,632	4,006,238
7 Year Semi Annual
Couponed G. Bond	28.09.2010	29.09.2010	19.07.2017	4.03%	8.06%	8.22%	3,157,722	1,318,109	1,350,232
7 Year Semi Annual
Couponed G. Bond	01.11.2010	03.11.2010	25.10.2017	3.88%	7.76%	7.91%	2,832,474	2,698,876	2,733,910
7 Year Semi Annual
Couponed G. Bond	07.12.2010	08.12.2010	25.10.2017	3.81%	7.62%	7.77%	3,599,862	3,870,465	3,976,636

Floating Rate Note Auctions of 2011

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand YTL)
7 Year Quarterly	11.01.2011	12.01.2011	25.10.2017	3.77%	7.54%	7.68%	2,314,544	4,755,308	4,941,903
Couponed G. Bond
7 Year Quarterly	31.01.2011	02.02.2011	24.01.2018	3.76%	7.52%	7.67%	1,632,300	2,592,628	2,583,601
Couponed G. Bond
7 Year Quarterly	24.05.2011	25.05.2011	24.01.2018	3.93%	7.87%	8.02%	566,110	1,398,855	1,401,414
Couponed G. Bond
7 Year Semi Annual	22.11.2011	23.11.2011	24.01.2018	5.01%	10.01%	10.26%	417,500	410,844	391,328
Couponed G. Bond

Table No. 51

Fixed Coupon FX Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(million)
3 Years G. Bond-USD	23.01.2007	24.01.2007	20.01.2010	2.93%	5.85%	5.94%	2,216.7	1,993.4	1,974.2
3 Years G. Bond-USD	20.03.2007	21.03.2007	20.01.2010	2.84%	5.69%	5.77%	1,677.7	1,354.1	1,358.8

Source: UT

Fixed Coupon FX Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(million)
3 Years G. Bond-USD	27.05.2008	28.05.2008	25.05.2011	2.75%	5.50%	5.58%	238.5	563.9	561.1

Source: UT

Fixed Coupon FX Denominated Auctions in 2010

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound	(million)
2 Years G. Bond-USD	19.01.2010	29.01.2010	18.01.2012	1.23%	2.46%	2.48%	2,180.2	1,923.9	1,925.8

Source: UT

Table No. 52

Switching Auctions in 2007

Securities Issued
				Interest
Auction Date	Value Date		Maturity Date	Term	Simple	Comp.
27.09.2007	28.09.2007	292 Days G. Bond	06.05.2009	27.56%	17.12%	16.32%
27.09.2007	28.09.2007	320 Days G. Bond	06.05.2009	27.56%	17.12%	16.32%
01.11.2007	02.11.2007	257 Days G. Bond	05.08.2009	28.74%	16.29%	15.40%
01.11.2007	02.11.2007	285 Days G. Bond	05.08.2009	28.74%	16.29%	15.40%
22.11.2007	23.11.2007	236 Days G. Bond	05.08.2009	29.57%	17.33%	16.40%
22.11.2007	23.11.2007	264 Days G. Bond	05.08.2009	29.57%	17.33%	16.40%

	Securities Bought Back
(Thousand YTL)		Amount Bought Back
	Net Bid Amount	Nominal	Net
672 Days G. Bond	1,819,659.1	985,659.4	871,406.9
616 Days G. Bond	2,507,447.3	1,154,029.1	1,008,966.6
672 Days G. Bond	986,108.0	456,600.0	413,468.8
616 Days G. Bond	2,385,950.2	979,617.4	876,981.5
672 Days G. Bond	324,655.6	151,354.2	137,588.9
616 Days G. Bond	1,255,638.0	579,964.0	520,902.8
TOTAL	9,279,458.2	4,307,224.1	3,829,315.5

Source: UT

Switching Auctions in 2008

Securities Issued
				Interest
Auction Date	Value Date		Maturity Date	Term	Simple	Comp.
15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
15.01.2008	16.01.2008	630 Days G. Bond	07.10.2009	29.68	17.15	16.20
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68
07.02.2008	08.02.2008	607 Days G. Bond	07.10.2009	29.34	17.60	16.68

	Securities Bought Back
		Amount Bought Back
(Thousand YTL)	Net Bid Amount	Nominal	Net
182 Days T. Bill	1,566,056.4	752,065.0	697,493.4
210 Days T. Bill	1,657,581.7	743,850.0	681,994.6
159 Days T. Bill	1,293,384.9	952,481.0	889,922.8
187 Days T. Bill	2,258,484.9	1,173,492.4	1,083,902.3
TOTAL	6,775,507.9	3,621,888.4	3,353,313.1

Source: UT

Switching Auctions in 2009

Securities Issued
				Interest
Auction Date	Value Date		Maturity Date	Term	Simple	Comp.
04.06.2009	05.06.2009	1209 Days G. Bond	26.09.2012	6.83%	13.65%	14.12%
04.06.2009	05.06.2009	1762 Days G. Bond	02.04.2014	3.64%	14.54%	15.35%
09.07.2009	10.07.2009	1771 Days G. Bond	26.09.2012	6.31%	12.63%	13.03%
09.07.2009	10.07.2009	1727 Days G. Bond	02.04.2014	2.99%	11.97%	12.51%
13.08.2009	14.08.2009	635 Days G. Bond	11.05.2011	18.34%	10.51%	10.13%
13.08.2009	14.08.2009	1692 Days G. Bond	02.04.2014	2.94%	11.78%	12.30%
17.09.2009	18.09.2009	600 Days G. Bond	11.05.2011	15.63%	9.49%	9.21%
17.09.2009	18.09.2009	1783 Days G. Bond	06.08.2014	5.37%	10.74%	11.02%
17.09.2009	18.09.2009	1762 Days G. Bond	16.07.2014	2.82%	11.28%	11.77%
05.11.2009	06.11.2009	635 Days G. Bond	03.08.2011	16.11%	9.24%	8.94%
05.11.2009	06.11.2009	2518 Days G. Bond	28.09.2016	2.45%	9.80%	10.17%

Securities Bought Back

		Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
61 Days T. Bill	924,846	720,281	707,950
257 Days T. Bill	420,520	236,539	252,363
89 Days T. Bill	338,539	199,543	195,348
222 Days T. Bill	3,020,812	536,057	580,202
54 Days T. Bill	644,316	159,279	157,431
187 Days T. Bill	1,685,180	648,179	708,745
117 Days T. Bill	356,180	300,556	293,168
145 Days T. Bill	352,092	229,209	238,863
152 Days T. Bill	3,901,224	2,825,068	2,891,909
117 Days T. Bill	480,318	280,640	274,042
103 Days T. Bill	1,156,449	451,821	467,784
TOTAL	13,340,483.9	6,586,894.2	6,767,815.9

Source: UT

Switching Auctions in 2010

Securities Issued
				Interest
Auction Date	Value Date		Maturity Date	Term	Simple	Comp.
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	2434 Days G. Bond	28.09.2016	1.92%	7.68%	7.90%
18.03.2010	19.03.2010	1027 Days G. Bond	09.01.2013	2.40%	9.61%	9.96%
29.04.2010	30.04.2010	2441 Days G. Bond	04.01.2017	2,00%	7.99%	8.23%
29.04.2010	30.04.2010	635 Days G. Bond	25.01.2012	16.83%	9.65%	9.33%

Securities Bought Back

(Thousand TL)		Amount Bought Back
	Net Bid Amount	Nominal	Net
75 Days T. Bill	372,399	260,000	256,761
145 Days T. Bill	371,946	284,000	276,445
201 Days T. Bill	1,629,791	930,000	995,906
306 Days T. Bill	654,036	376,256	403,843
257 Days T. Bill	1,057,843	427,866	444,511
264 Days T. Bill	585,112	393,996	424,547
TOTAL	4,671,127	2,672,118	2,802,013

Source: UT

Table No. 53

Buy Back Auctions in 2008

						(Thousand TL)
					Interest	Early Redeemed Through Buy Back
Auction Date	Value Date	Securities Bought Back	Maturity Date	Net Bid Amount	Term	Nominal	Net
14.05.2008	15.05.2008	2 Year Quarterly Floater	02.07.2008	3,891,905	4.30%	1,359,170	1,391,247
14.05.2008	15.05.2008	22 Month Zero Coupon	16.07.2008	2,347,171	2.88%	111,886	108,753

03.06.2008	04.06.2008	2 Year Quarterly Floater	02.07.2008	2,121,906	4.33%	920,450	950,871
26.08.2008	27.08.2008	22 Month Zero Coupon	26.11.2008	1,044,428	4.35%	210,627	201,854
			TOTAL	9,405,410		2,602,133	2,652,725

Buy Back Auctions in 2010

						Interest		(Thousand TL) Early Redeemed Through Buy Back
Auction Date	Value Date	Securities Bought Back	Maturity Date	Net Bid Amount	Term	Simple	Comp.	Nominal	Net
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	676,863	3.68%	7.36%	7.50%	86,600	88,510
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	438,682	3.58%	7.15%	7.28%	192,800	197,730
23.09.2010	23.09.2010	TRT190111T13 (Fixed)	19.01.2011	803,632	3.64%	7.28%	7.41%	191,261	200,000
30.09.2010	30.09.2010	TRT190111T13 (Fixed)	19.01.2011	665,356	3.62%	7.23%	7.37%	188,000	196,886
07.10.2010	07.10.2010	TRT190111T13 (Fixed)	19.01.2011	458,853	3.60%	7.20%	7.33%	100,000	104,880
14.10.2010	14.10.2010	TRT120111T10 (FRN)	12.01.2011	684,648	3.60%	7.20%	7.33%	100,000	103,101
21.10.2010	21.10.2010	TRT120111T10 (FRN)	12.01.2011	663,391	3.61%	7.21%	7.34%	180,00	185,830
04.11.2010	04.11.2010	TRT120111T10 (FRN)	12.01.2011	508,72	3.59%	7.18%	7.30%	193,186	200,000
11.11.2010	11.11.2010	TRT120111T10 (FRN)	12.01.2011	485,059	3.59%	7.19%	7.32%	192,927	200,000
25.11.2010	25.11.2010	TRT120111T10 (FRN)	12.01.2011	223,618	3.59%	6.79%	6.90%	50,000	52,000
02.12.2010	02.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	326,350	1.14%	6.80%	6.99%	20,000	19,775
09.12.2010	09.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	158,529	0.93%	6.29%	6.46%	100,000	99,076
16.12.2010	16.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	99,221	0,00%	0,00%	0,00%	0,00	0
			TOTAL	6,192,922				1,594,774	1,647,788

Table No. 54

CPI Indexed YTL Denominated Auctions in 2007

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand YTL)
5 Year G. Bond (Semiannually 5% real interest rate)	20.02.2007	21.02.2007	15.02.2012	4.86%	9.72%	9.95%	9,429,529.6	4,099,640.8	4,144,736.8
5 Year G. Bond (Semiannually 5% real interest rate)	29.05.2007	30.05.2007	15.02.2012	4.85%	9.71%	9.94%	1,195,412.4	1,146,826.0	1,219,076.0

5 Year G. Bond (Semiannually 5% real interest rate)	21.08.2007	22.08.2007	15.02.2012	5.15%	10.30%	10.57%	66,028.8	679,102.5	698,796.5
5 Year G. Bond (Semiannually 5% real interest rate)	06.11.2007	07.11.2007	15.02.2012	4.52%	9.04%	9.25%	623,127.9	527,079.5	575,570.8

Source: UT

CPI Indexed YTL Denominated Auctions in 2008

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand YTL)
4 Year G. Bond (Semiannually 5% real interest rate)	19.02.2008	20.02.2008	15.02.2012	4.82%	9.63%	9.86%	474,588.7	663,456.1	727,692.0
4 Year G. Bond (Semiannually 5% real interest rate)	06.05.2008	07.05.2008	15.02.2012	5.09%	10.18%	10.44%	281,180.7	352,853.9	397,490.0
5 Year G. Bond (Semiannually 5% real interest rate)	19.08.2008	20.08.2008	14.08.2013	5.10%	10.20%	10.46%	1,274,758.3	1,188,641.1	1,270,657.3

CPI Indexed TL Denominated Auctions in 2009

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 6% real interest rate)	17.02.2009	18.02.2009	14.08.2013	6.76%	13.53%	13.98%	2,021,909	1,334,358	1,316.291
5 Year G. Bond (Semiannually 6% real interest rate)	06.04.2009	08.04.2009	14.08.2013	5.85%	11.71%	12.05%	5,819,408	4,662,778	4,971.640
5 Year G. Bond (Semiannually 4.5% real interest rate)	26.05.2009	27.05.2009	21.05.2014	4.25%	8.50%	8.68%	1,776,418	1,549,004	1,579.985
5 Year G. Bond (Semiannually 4.5% real interest rate)	14.07.2009	15.07.2009	21.05.2014	4.28%	8.55%	8.73%	2,888,095	3,229,306	3,342.687
5 Year G. Bond (Semiannually 4.5% real interest rate)	18.08.2009	19.08.2009	21.05.2014	3.50%	6.99%	7.13%	8,525,425	3,864,597	4,303.968
5 Year G. Bond (Semiannually 3.5% real interest rate)	05.10.2009	07.10.2009	01.10.2014	2.37%	4.74%	4.80%	5,188,057	4,028,775	4,429.603
5 Year G. Bond (Semiannually 3.5% real interest rate)	17.11.2009	18.11.2009	01.10.2014	2.21%	4.43%	4.48%	2,362,656	2,303,944	2,585.257

Source: UT

CPI Indexed TL Denominated Auctions in 2010

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
5 Year G. Bond
(Semiannually 2.25 % real interest rate)	15.02.2010	17.02.2010	11.02.2015	1.83%	3.67%	3.70%	4,727,902	4,278,644	4,440,344

5 Year G. Bond
(Semiannually 2.25 % real interest rate)	02.03.2010	03.03.2010	11.02.2015	1,83%	3.65%	3.69%	2,647,529	4,224,410	4,409,230

10 Year G. Bond
(Semiannually 2 % real interest rate)	13.04.2010	14.04.2010	01.04.2020	2.12%	4.24%	4.29%	1,825,886	3,004,849	2,946,015

5 Year G. Bond
(Semiannually 2 % real interest rate)	04.05.2010	05.05.2010	29.04.2015	1.91%	3.83%	3.86%	2,904,175	3,757,447	3,786,974

5 Year G. Bond
(Semiannually 2 % real interest rate)	21.06.2010	23.06.2010	29.04.2015	1.88%	3.76%	3.79%	5,243,210	3,404,255	3.492.900

10 Year G. Bond
(Semiannually 2 % real interest rate)	10.08.2010	11.08.2010	01.04.2020	2.08%	4.15%	4.19%	1,628,689	2,198,327	2,232,159

10 Year G. Bond
(Semiannually 2 % real interest rate)	23.11.2010	24.11.2010	01.04.2020	0.89%	1.78%	1.78%	5,794,001	2,532,488	3,093,476

Source: UT

CPI Indexed TL Denominated Auctions in 2011

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand YTL)
10 Year G. Bond
(Semiannually 1.5 % real interest rate)	18.01.2011	19.01.2011	06.01.2021	1.42%	2.84%	2.86%	4,087,755	3,329,248	3,376,283

10 Year G. Bond
(Semiannually 1.5 % real interest rate)	15.02.2011	16.02.2011	06.01.2021	1.41%	2.82%	2.84%	1,831,430	1,969,384	2,001,883

10 Year G. Bond
(Semiannually 1.5 % real interest rate)	12.04.2011	13.04.2011	06.01.2021	1.42%	2.84%	2.86%	1,801,320	2,210,784	2,265,527

5 Year G. Bond
(Semiannually 1.25 % real interest rate)	09.05.2011	11.05.2011	04.05.2016	1.15%	2.31%	2.32%	1,202,205	1,140,242	1,150,593

10 Year G. Bond
(Semiannually 1.5 % real interest rate)	02.08.2011	03.08.2011	21.07.2021	1.68%	3.36%	3.39%	764,939	1,298,521	1,258,926

4 Year G. Bond
(Semiannually 1.25 % real interest rate)	14.11.2011	16.11.2011	04.05.2016	1.26%	2.52%	2.54%	526,548	1,323,430	1,360,326

Source: UT

The following table presents Turkey’s central government domestic debt at the end of the years listed:

Table No. 55

Central Government Domestic Debt (1)

(In millions of TL)	2007	2008	2009	2010	2011 (1)
Total Domestic Debt	255,310	274,827	330,005	352,841	368,778
Securitized Debt	255,310	274,827	330,005	352,841	368,778
Cash	220,582	248,691	313,232	350,379	366,355
Bonds	214,448	234,713	299,196	340,854	366,355
Bills	6,134	13,978	14,036	9,525	—
Non-Cash	34,728	26,136	16,772	2,463	2,424
Bonds	34,728	26,136	16,772	2,463	2,424
Bills	—	—	—	—	—

(1)	Provisional.

Source: UT.

Table No. 56

Domestic Debt Service (1) (2)

(In millions of TL)	2007	2008	2009	2010	2011(1)
Total Domestic Debt Service	148,847	134,641	141,888	183,731	132,688
Principal	107,307	90,124	95,126	141,583	97,624
Interest	41,540	44,517	46,762	42,148	35,064

(1)	Provisional.
(2)	Payments on non-cash basis are included.

REPORT ON FINANCING THROUGH MONEY MARKET CASH OPERATIONS

The Undersecretariat of Treasury published a communiqué on short term money market cash operations on November 8, 2008. The purpose of this communiqué is to set forth procedures and principles for financing short term money market cash operations. As a result, the Treasury will be able to manage cash flows in line with its fiscal, monetary, and debt management policies.

The Treasury, with these operations, can issue three kinds of instruments: Cash Transaction Notes (CTN), Reopen with the Commitment for Repurchase (RCR), and Deposit Auction (DA).

CTNs can be issued as discounted Domestic Borrowing Notes (DBN) with a maximum maturity of 30 days. They can be traded in secondary markets, redeemed before maturity and cannot be printed physically. Transfers and reconciliation between the parties’ deposits are done electronically.

RCNs also can be issued within a maximum of 30 days and the Treasury can reopen a DBN, which was previously issued, with a commitment for repurchase (without it being printed physically).

DAs are a short term debt transaction with a maximum maturity of 30 days. This instrument comes with collateral but no DBN issuance is needed.

Transactions which take place and notes which are issued pursuant to this regulation are exempt from taxes, duties and charges, except fees charged pursuant to the provisions of Income Tax Law No. 193 and Corporation Tax Law No. 5422.

EXTERNAL DEBT AND DEBT MANAGEMENT

Turkey’s gross external debt has increased from $250.4 billion in 2007 to $306.4 billion in 2011. The main factor for this change was the increasing trend of private sector debt. The private sector debt was $161.1 billion in 2007 and it reached to $202.6 billion in 2011.

In contrast to the increasing trend in nominal value of debt stock, the external debt to GDP ratio was stable at around 38% between 2007 and 2008. However, the 2008 global financial crisis impacted Turkey’s external debt and the ratio increased to 43.6% as of the end of 2009. With the help of a stabilizing global financial environment, the ratio started to decline and stood at 39.7% as of end of 2011. The public sector external debt to GDP ratio increased from 11.3% in 2007 to 12.2% in 2011 and private sector debt to GDP increased from 24.8% in 2007 to 26.2% in 2011 while the Central Bank’s external debt to GDP decreased from 2.4% in 2007 to 1.3% in 2011.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. At the end of 2007, the portion of the short and long term external debt to total external debt was 17.2% and 82.8%, respectively, and reached 27.4% and 72.6%, respectively, in 2011. The sectoral breakdown of external debt has changed such that the share of the “monetary authorities” debt in the total external debt stock declined by 3.1points during this period. On the other hand, the share of “public sector” and “private sector” external debt of the total external debt stock increased 1.4% and 1.8% points, respectively, during the same period. The portion of “public sector”, “monetary authorities’ debt” and “private sector” in the total external debt stock is 30.7% and 3.2% and 66.1%, respectively, as of the end of 2011.

At the end of 2011, Treasury-guaranteed external debt stock was $8.3 billion, representing an increase of approximately $3.4 billion compared to end of 2007.

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Table No. 57

Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2007	2008	2009	2010	2011
TOTAL	250,418	281,389	269,566	292,203	306,447
SHORT TERM (2)	43,152	52,527	49,045	77,469	83,825
PUBLIC SECTOR	2,163	3,248	3,598	4,290	7,013
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	2,163	3,148	3,598	4,290	7,013
Banks	2,163	3,148	3,598	4,290	7,013
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	0	100	0	0	0
SOE’s	0	100	0	0	0
Other	0	0	0	0	0
CBRT	2,282	1,874	1,776	1,576	1,269
Dresdner Bank Scheme	2,281	1,873	1,775	1,575	1,268
Other	1	1	1	1	1
PRIVATE SECTOR	38,707	47,405	43,671	71,603	75,543
FINANCIAL INSTITUTIONS	16,654	24,088	21,882	47,671	48,053
Banks	16,184	23,692	21,587	46,576	45,465
Non-Banking Institutions	470	396	295	1,095	2,588
NON-FINANCIAL INSTITUTIONS	22,053	23,317	21,789	23,932	27,490
LONG TERM	207,266	228,862	220,521	214,734	222,622
PUBLIC SECTOR	71,362	75,040	79,866	84,686	87,136
GENERAL GOVERNMENT	68,813	72,362	77,139	81,621	82,868
Central Government	67,121	69,757	74,054	78,085	79,185
Local Administrations	1,505	2,466	2,993	3,489	3,661

Funds	187	138	91	47	22
FINANCIAL INSTITUTIONS (3)	620	592	1,118	1,745	2,992
Banks	620	592	1,118	1,745	2,992
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	1,929	2,086	1,609	1,320	1,276
SOE’s	1,812	1,892	1,437	1,183	1,155
Other (4)	117	194	172	137	121
CBRT	13,519	12,192	11,529	10,251	8,430
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	13,510	12,183	11,520	10,242	8,421
NGTA	9	9	9	9	9
PRIVATE SECTOR (5)	122,385	141,630	129,126	119,797	127,057
FINANCIAL INSTITUTIONS	51,431	50,775	44,267	40,312	46,832
Banks	30,924	30,010	27,937	28,549	34,640
Non-Banking Institutions	20,507	20,765	16,330	11,763	12,193
NON-FINANCIAL INSTITUTIONS	70,954	90,855	84,860	79,485	80,224

GROSS EXTERNAL DEBT - by LENDER (Million $)	2007	2008	2009	2010	2011
TOTAL	250,418	281,389	269,566	292,203	306,447
LOAN	211,674	242,482	228,667	246,819	255,916
SHORT TERM (2)	43,152	52,527	49,045	77,469	83,825
PRIVATE CREDITORS	43,152	52,527	49,045	77,469	83,825
MONETARY INSTITUTIONS	16,396	23,917	20,511	48,122	49,711
NONMONETARY INSTITUTIONS	26,756	28,610	28,534	29,347	34,114
OFFICIAL CREDITORS	0	0	0	0	0
LONG TERM	168,522	189,955	179,622	169,350	172,091
PRIVATE CREDITORS	139,031	156,118	141,022	128,414	130,007
MONETARY INSTITUTIONS	116,677	131,934	117,296	104,227	106,622
NONBANK FINANCIAL INSTITUTIONS	6,918	6,695	6,499	5,892	5,540
PRIVATE INVETSTMENT & DEV. BANKS	50	40	36	7	5
FOREIGN COMMERCIAL BANKS	75,348	80,710	72,674	66,922	72,961
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	34,361	44,489	38,087	31,405	28,116
NONMONETARY INSTITUTIONS	22,354	24,185	23,726	24,188	23,385
OFFICIAL CREDITORS	29,491	33,837	38,599	40,935	42,084
GOVERNMENTAL ORGANIZATIONS	6,703	7,297	7,500	7,931	7,962
PUBLIC FINANCE INSTUTITIONS	1,322	1,681	2,121	2,093	2,295
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	812	635	497	365	276
OFFICIAL DEVELOPMENT BANKS	4,568	4,981	4,882	5,474	5,391
MULTILATERAL ORGANIZATIONS	22,788	26,540	31,099	33,004	34,122
IMF-INTERNATIONAL MONETARY FUND	7,144	8,563	9,434	7,107	4,361
IMF SDR ALLOCATION	0	0	1,499	1,478	1,476
IBRD	7,563	8,013	9,767	11,522	12,224
OTHER MULTILATERAL INST.	8,081	9,963	11,898	14,375	17,537
BONDS (6)	38,744	38,907	40,899	45,385	50,531

(1)	Provisional.
(2)	Source: CBT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBT is responsible for monitoring private sector debt.
(6)	All the bonds issued in foreign markets are long term securities and the lender class of the bonds is “financial institutions” according to the primary market issuance.

Source: UT, CBT.

Table No. 58

Currency Composition of Outstanding External Debt (1)(2)

%	2007	2008	2009	2010	2011
TOTAL	100	100	100	100	100
CHF	0.4	0.4	0.4	0.4	0.4
ECU/EUR	34.7	34.7	35.9	34.3	35.3
GBP	0.4	0.3	0.2	0.3	0.3
JPY	1.2	1.4	1.4	1.7	2.4
SDR	2.9	3.0	3.5	2.4	1.4
USD	54.9	54.3	52.5	51.2	54.1
Other	5.6	5.9	6.1	9.6	6.1

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Source: UT

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table No. 59

Debt Ratios

Source: UT, CBT, TURKSTAT.

	2007	2008	2009	2010	2011
DOD / GDP (%)
Total	38.6	37.9	43.6	39.9	39.7
Short Term	6.7	7.1	7.9	10.6	10.9
Long Term	31.9	30.8	35.7	29.4	28.8
Public Sector	11.3	10.5	13.5	12.2	12.2
Central Bank	2.4	1.9	2.2	1.6	1.3
Private Sector	24.8	25.5	28.0	26.2	26.2
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	233.4	213.1	263.9	256.6	227.1
EXTERNAL DEBT SERVICE / GDP	7.4	7.2	9.4	7.6	6.4
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	44.7	40.3	57.0	48.7	36.8
PRIVATE SECTOR/ EXPORTS (FOB)	150.2	143.2	169.2	168.1	150.2
INTEREST / GDP	1.6	1.5	1.6	1.1	1.0
INTEREST / EXPORTS (FOB)	9.4	8.6	9.7	7.3	5.9
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	30.5	26.4	27.8	29.4	28.8
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	177.1	141.3	152.6	111.0	105.4
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	29.3	25.2	26.2	27.6	25.6
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	169.9	135.2	144.2	104.2	93.6
TCMB RESERVES (GROSS) / IMPORTS (CIF)	43.1	35.2	50.2	43.5	32.6
TCMB RESERVES (NET) / IMPORTS (CIF)	44.9	36.8	53.1	46.3	36.7
CURRENT ACCOUNT BALANCE / TCMB RESERVES (GROSS)	-52.4	-58.5	-18.9	-57.8	-98.4
CURRENT ACCOUNT BALANCE / TCMB RESERVES (NET)	-50.3	-55.9	-17.9	-54.2	-87.4
CURRENT ACCOUNT BALANCE / GDP	-5.9	-5.6	-2.2	-6.4	-10.0

Source: UT, CBT, TURKSTAT.

Table No. 60

External Debt Service (1)(2)

(Million $)	2007	2008	2009	2010	2011
Total External Debt Service	47,991	53,188	58,253	55,417	49,626
Principal	37,873	41,839	48,375	47,085	41,693
Interest	10,118	11,349	9,878	8,332	7,933

(1)	Provisional.
(2)	Repayments through bond issues are included.

Source: CBT.

The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table No. 61

Medium and Long-Term External Debt Service (1,2)

(Million $)	2012	2013	2014	2015	2016	2017+	TOTAL
GROSS TOTAL	61,539	46,372	28,583	27,706	25,420	126,849	316,469
PUBLIC	9,136	9,937	10,172	9,529	9,748	83,236	131,758
PRINCIPLE	6,671	5,936	6,437	6,145	6,559	59,021	90,769
INTEREST	2,465	4,001	3,735	3,384	3,189	24,215	40,989
PRIVATE SECTOR	52,403	36,435	18,411	18,177	15,671	43,613	184,711
PRINCIPLE	48,990	32,436	15,420	14,682	13,291	34,608	159,428
INTEREST	3,412	3,999	2,991	3,495	2,380	9,005	25,283

(1)	Provisional.
(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

Source: UT, CBT (Cross rates based on: 03/31/2010).

Table No. 62

Central Government External Debt Of Turkey (as of December 31, 2011)

(issued between January 1, 2007 and December 31, 2011)

	Agreement Date		Currency	Maturity (Years)	Outstanding Amount (Billion USD)
Bond					21,029
Monetary Institutions	Various (02.01.2007 10.17.2011)	-	USD-EUR-JYP	Various (9 - 30)	21,029
Loan					13,551
Govermental Organizations	Various (07.17.2007 10.27.2011)	-	USD-EUR-JYP	Various (15 - 51)	582
Monetary Institutions	Various (01.16.2007 07.26.2011)	-	USD-EUR-CHF	Various (3 - 22)	5,233
International Organizations	Various (03.05.2007 07.04.2011)	-	USD-EUR-SDR-ISD	Various (9 - 30)	7,737
Total					34,580

Table No. 63

External Debt of Turkey (Public Guaranteed)

(provided between January 1, 2007 and December 31, 2011)		External Debt of Turkey (Public Guaranteed)
Agreement Date	Currency	Debt Disbursed and Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
22.06.2007	EUR	$72,472,988.11	13/7	WBFSLREUR	0
22.06.2007	USD	$45,653,199.99	13/7	WBFSLRUSD	0.05
22.06.2007	EUR	$61,455,500.00	13/7	WBFSLREUR	0.07
22.06.2007	EUR	$64,690,000.00	14/7	WBFSLREUR	0.07
19.07.2007	EUR	$403,199,133.21	12/2	FIXED	4.98
18.07.2007	EUR	$52,398,900.00	21/0	FIXED	4.84
14.03.2007	EUR	$140,052,019.27	24/5	FIXED	4.573
11.02.2008	EUR	$82,172,472.50	14/4	WBSCLDE6A98	0.3
08.05.2008	EUR	$103,504,000.00	22/3	FIXED	4.519
08.05.2008	EUR	$265,729,733.72	16/5	EURIBOR6MD	0.11
28.05.2008	EUR	$84,097,000.00	28/2	WBVSLEURA07	0.07
28.05.2008	USD	$197,398,489.82	28/2	WBVSLUSDA07	0.05
28.05.2008	EUR	$16,386,883.95	29/8	WBVSLEURA07	0.07
28.05.2008	USD	$128,983,094.00	29/8	WBVSLUSDA07	0.05
19.08.2008	EUR	$129,380,000.00	21/3	FIXED	0.02
15.09.2008	USD	$38,722,222.00	11/8	LIUSD6MD	-0.09
24.09.2008	EUR	$64,690,000.00	15/0	FIXED	4.7
10.11.2008	EUR	$24,582,200.00	20/1	FIXED	4.56
16.12.2008	USD	$60,000,000.00	29/8	WBVSLUSDA07	0.31
16.12.2008	EUR	$141,153,580.00	29/8	LIEUR6MD	0.33
25.11.2008	EUR	$37,610,766.00	17/6	EURIBOR6MD	0.5
30.12.2008	USD	$32,111,111.00	11/5	LIUSD6MD	0.25
25.07.2008	USD	$22,440,913.11	14/0	WBVSLUSDA07	-0.02
30.01.2009	EUR	$6,380,848.06	17/2	EURIBOR6MD	0.5
24.02.2009	EUR	$6,838,564.25	17/4	EURIBOR6MD	0.4
08.06.2009	EUR	$498,036,220.64	12/1	FIXED	3.975
09.06.2009	USD	$184,093,659.83	29/8	WBVSLUSDA07	-0.05
09.06.2009	EUR	$141,800,285.93	29/8	WBVSLEURA07	-0.05
09.06.2009	USD	$127,186,962.00	24/6	WBVSLUSDA07	-0.05
09.06.2009	EUR	$19,963,334.00	24/6	WBVSLEURA07	-0.05
09.06.2009	USD	$68,811,174.03	19/8	FIXED	0.75
09.06.2009	USD	$19,943,432.50	19/6	FIXED	0.75
08.06.2009	EUR	$201,254,000.00	12/7	EURIBOR6MD	0.1
17.12.2009	USD	$100,000,000.00	13/8	WBVSLUSDA07	0.6
17.12.2009	EUR	$ 98,119,989.74	13/8	WBVSLEURA07	0.6
21.12.2009	EUR	$128,652,800.00	10/4	EURIBOR6MD	0
10.12.2009	EUR	$51,752,000.00	22/4	FIXED	4.326
10.12.2009	EUR	$280,581,860.00	15/7	EURIBOR6MD	0
13.05.2010	EUR	$196,117,500.00	12/9	EURIBOR6MD	0
06.07.2010	USD	$32,000,000.00	24/8	LIUSD6MD	0.28
06.07.2010	USD	$103,043,303.02	24/8	LIUSD6MD	0.28
06.07.2010	USD	$154,444,101,89	29/5	LIUSD6MD	0.28
29.06.2010	EUR	$1,364,391.45	29/5	WBFSLREUR	1.05
13.08.2010	EUR	$32,345,000.00	13/2	EURIBOR6MD	0
27.08.2010	EUR	$15,145,046.14	17/6	FIXED	5
18.10.2010	USD	$28,000,000.00	9/1	LIUSD6MD	1.62

25.11.2010	EUR	$35,579,500.00	12/1	FIXED	2.89
28.12.2010	EUR	$12,938,000.00	20/0	FIXED	2.75
28.12.2010	USD	$36,450,000.00	28/0	LIUSD6MD	0.48
05.04.2011	EUR	$23,003,117.10	27/7	EURIBOR6MD	0.48
04.07.2011	EUR	$65,083,000.00	8/5	EURIBOR6MD	0.24

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability.

With the help of this institutional infrastructure, the risk management unit has been fully operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly short-term risk monitoring notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management activities regarding debt, cash and receivables management have been implemented since 2008. The existing operational risk management framework has been developed and used as an input in the completion process of Emergency and Business Continuity Plan (“EBCP”). The generation of business impact analysis and business flowcharts for critical processes have been used to improve institutional mechanisms and helped to develop the integrated strategies. In that regard, the finalization of EBCP has been a milestone regarding the management of operational risks.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been implemented since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2012-2014:

•	To borrow mainly in TL

•	To use fixed rate TL instruments as the major source of domestic cash borrowing and decrease the share of debt which has an interest rate refixing period of less than 12 months

•	To increase the average maturity of domestic cash borrowing taking market conditions into consideration and decrease the share of debt maturing within 12 months

•	To keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management

Tight fiscal policies and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.

Important progress has been achieved in decreasing the public debt ratio. The general government nominal debt stock defined by EU standards to GDP ratio declined to 40.0% at the end of 2008 and increased to 46.1% in 2009 with the impact of the global crisis. This ratio receded to 39.4% at the end of 2011 due to stronger growth and positive budget performance. Moreover, as a result of borrowing policies aimed at reducing the sensitivity of debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually. In that framework, the share of foreign currency denominated/indexed debt stock in the Central Government debt stock fell to 29.6% at the end of 2011 from 31.3% at the end of 2007. The share of floating rate debt stock in the Central Government debt stock fell to 40.8% from 44.2% and the duration of TL denominated cash based domestic debt stock increased to 12.5 months from 10.2 months in the same period.